UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

August 31, 2010

Barclays PLC and

Barclays Bank PLC

(Names of Registrants)

1 Churchill Place

London E14 5HP

England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM F-3 (NO. 333-145845) AND FORM S-8 (NOS. 333-112796, 333-112797, 333-149301 AND 333-149302) OF BARCLAYS BANK PLC AND THE REGISTRATION STATEMENT ON FORM S-8 (NO. 333-153723 AND 333-167232) OF BARCLAYS PLC AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

The Report comprises the following:

Exhibit No.	Description
23.1	Consent of PricewaterhouseCoopers LLP.

99.1	Audited consolidated income statements, balance sheets, cash flow statements, statements of comprehensive income and changes in equity of Barclays PLC and its subsidiaries at December 31, 2009 and December 31, 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, revised as to certain segmental disclosure.

99.2	Audited consolidated income statements, statements of comprehensive income, balance sheet, statement of changes in equity and cash flow statements of Barclays Bank PLC and its subsidiaries at December 31, 2009 and December 31, 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009.

99.3	Tables setting forth for Barclays Bank PLC the ratio of earnings under IFRS to fixed charges as at June 30, 2010 and the ratio of earnings under IFRS to combined fixed charges, preference share dividends and similar appropriations as at June 30, 2010.

BARCLAYS PLC AND BARCLAYS BANK PLC

Overview

As of January 1, 2010, for management reporting purposes, the Group reorganized its activities under three business groupings: Global Retail Banking (“GRB”); Corporate and Investment Banking, and Barclays Wealth (“CIBBW”); and Absa. The Group retained its Head Office and Other Operations activity.

These changes were made to the Group structure to create a better alignment of customers and clients with the products and services offered by Barclays across the markets in which it operates.

GRB will focus on mass consumer, mass affluent and local business customers. The physical footprint of these businesses expanded significantly over the three years prior to the effective date of the reorganization and with it the number of customers served. This reflected investment in customer-facing staff, distribution channels, and customer recruitment and has enabled Barclays to increase the ratio of non-UK to UK business, whilst also strengthening the Group’s UK franchises.

In CIBBW, Barclays Corporate includes the medium and larger customer segment from the former Barclays Commercial Bank, coupled with the corporate relationships from the former GRCB – Western Europe and the complete country operations of certain countries from the former GRCB – Emerging Markets. In aggregate, Barclays Corporate is grouped into three market segments for management and reporting purposes – UK & Ireland, Continental Europe (Spain, Italy, Portugal and France), and New Markets (India, Pakistan, Indonesia, Russia and the UAE).

Barclays Corporate was brought alongside Barclays Capital because the Group believed it would see significant synergies in sharing relationship management and sector expertise between the two businesses, driven by the increasing sophistication, interdependence and international nature of client requirements from corporate banking and investment banking clients.

Many of the clients of Barclays Capital and Barclays Corporate seek the services of Barclays Wealth and, for this reason, Barclays Wealth forms part of CIBBW.

The Investment Management activities also form part of CIBBW, reflecting the Group’s oversight of its retained 19.9% stake in BlackRock Inc.

Revision of Financial Statement Segmental Disclosures

Barclays PLC presented segmental disclosures that reflect the new organizational structure in its interim results as of, and for the six months ended, June 30, 2010, that were furnished to the U.S. Securities and Exchange Commission (the “SEC”) on Form 6-K (File No. 001-09246) on August 5, 2010 for incorporation by reference into various registration statements. Barclays PLC and Barclays Bank PLC are furnishing this Form 6-K to the SEC in order to incorporate into their various registration statements revised financial statement segmental disclosures in respect of certain disclosures that were made in the joint Annual Report of Barclays PLC and Barclays Bank PLC on Form 20-F for the year ended December 31, 2009, as filed with the SEC on March 19, 2010 (the “2009 Form 20-F”). The revised financial disclosures reflect the Group’s new organizational structure and the Group’s previous publication of unaudited revised figures, which were furnished to the SEC on Form 6-K (File No. 001-09246) on March 22, 2010. Whilst these revisions change the reported results of certain of the segments that comprise the Group’s business, they do not change the Group’s overall income statement, balance sheet or other primary statements.

Accordingly, the segmental disclosures on page 199 (Note 21 (“Goodwill”)) and pages 278 to 282 (Note 53 (“Segmental Reporting”)) in the 2009 Form 20-F have been revised in the audited financial statements of Barclays PLC included as Exhibit 99.1 to this Form 6-K to reflect the new organizational structure. Additionally, the accounting policies information on page 167 (Note 3 (“Basis of Preparation”)) has been revised to reflect the Group’s new business structure as set out in Note 53, which came into effect for financial reporting purposes on January 1, 2010.

This Form 6-K includes the audited financial statements of Barclays PLC and Barclays Bank PLC in their entirety but only the above referenced portions of the financial statements of Barclays PLC and the audit report of PricewaterhouseCoopers LLP relating to the financial statements of Barclays PLC have been changed from the versions contained in the 2009 Form 20-F.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

BARCLAYS PLC
(Registrant)

Date: August 31, 2010	By:	/s/ Marie Smith
Name: Marie Smith
Title: Assistant Secretary

BARCLAYS BANK PLC
(Registrant)

Date: August 31, 2010	By:	/s/ Marie Smith
Name: Marie Smith
Title: Assistant Secretary

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (File Nos. 333-153723 and 333-167232) of our report for Barclays PLC relating to the financial statements and effectiveness of internal control over financial reporting, dated 9 March 2010, except with respect to our opinion on the consolidated financial statements insofar as it relates to the effect of changes in segments in notes 21 and 53 of the consolidated financial statements and Note 3 of the Accounting Policies section, for which the date is 31 August 2010, included in Form 6-K dated 31 August 2010 for Barclays PLC and Barclays Bank PLC.

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (File Nos. 333-149301, 333-149302, 333-112796 and 333-112797) and Form F-3 (File No. 333-145845) of our report dated 9 March 2010 for Barclays Bank PLC relating to the consolidated financial statements which appears on Form 6-K dated 31 August 2010 for Barclays PLC and Barclays Bank PLC.

We also consent to the reference to us under the heading “Experts” in such Registration Statements.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

London, United Kingdom

31 August 2010

Exhibit 99.1

Financial statements

165	Presentation of information

166	Independent Registered Public Accounting Firm’s report
167	Accounting policies
177	Accounting developments
178	Consolidated income statement
179	Consolidated statement of comprehensive income
180	Consolidated balance sheet
181	Consolidated statement of changes in equity
182	Consolidated cash flow statement
183	Parent Company accounts
186	Notes to the accounts

283	Barclays Bank PLC data

165

Presentation of information

Barclays PLC is a public limited company registered in England under company number 48839. The Company, originally named Barclay & Company Limited, was incorporated in England and Wales on 20th July 1896 under the Companies Acts 1862 to 1890 as a company limited by shares. The company name was changed to Barclays Bank Limited on 17th February 1917 and it was reregistered in 1982 as a public limited company under the Companies Acts 1948 to 1980. On 1st January 1985, the company changed its name to Barclays PLC.

Barclays Bank PLC is a public limited company registered in England under company number 1026167. The Bank was incorporated on 7th August 1925 under the Colonial Bank Act 1925 and on 4th October 1971 was registered as a company limited by shares under the Companies Acts 1948 to 1967. Pursuant to The Barclays Bank Act 1984, on 1st January 1985 the Bank was reregistered as a public limited company and its name was changed from Barclays Bank International Limited to Barclays Bank PLC.

All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC. The Annual Report for Barclays PLC also contains the consolidated accounts of, and other information relating to, Barclays Bank PLC. The Annual Report includes information required to be included in the Barclays PLC and Barclays Bank PLC Annual Report on Form 20-F for 2009. Form 20-F will contain as exhibits certificates pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002, signed by the Group Chief Executive and Group Finance Director, with respect to both Barclays PLC and Barclays Bank PLC. Except where otherwise indicated, the information given is identical with respect to both Barclays PLC and Barclays Bank PLC.

The accounts of Barclays Bank PLC included in this document do not comprise statutory accounts within the meaning of Section 434 of the Companies Act 2006. The statutory accounts of Barclays Bank PLC, which contain an unqualified audit report and do not contain any statement under Section 498(2) or (3) of that Act, will be delivered to the Registrar of Companies in accordance with Section 441 of that Act and are published as a separate document.

Draft BBA Code for Financial Reporting Disclosure

In accordance with the agreement set out in the FSA discussion paper, ‘Enhancing financial reporting disclosure by UK credit institutions’, Barclays confirms that it has complied with the draft BBA Code for Financial Reporting Disclosure.

In October 2009, the British Bankers’ Association published a draft Code for Financial Reporting Disclosure. The draft Code sets out five disclosure principles together with supporting guidance. The principles are that UK banks will: provide high quality, meaningful and decision-useful disclosures; review and enhance their financial instrument disclosures for key areas of interest; assess the applicability and relevance of good practice recommendations to their disclosures acknowledging the importance of such guidance; seek to enhance the comparability of financial statement disclosures across the UK banking sector; and clearly differentiate in their annual reports between information that is audited and information that is unaudited.

The Group and other major UK banks have voluntarily adopted the draft Code in their 2009 financial statements. The Group’s 2009 financial statements have therefore been prepared in compliance with the draft Code’s principles and the Group aims to continue to enhance its disclosures in line with developing market practice and areas of focus.

Statutory Accounts

The consolidated accounts of Barclays PLC and its subsidiaries are set out on pages 167 to 282 along with the accounts of Barclays PLC itself on pages 183 to 185. The consolidated accounts of Barclays Bank PLC and its subsidiaries are set out on pages 283 to 300. The accounting policies on pages 167 to 177 and the Notes commencing on page 186 apply equally to both sets of accounts unless otherwise stated.

166

Independent Registered Public Accounting Firm’s report

Report of Independent Registered Public Accounting Firm To the Board of Directors and Shareholders of Barclays PLC

In our opinion, the accompanying Consolidated income statements and the related Consolidated balance sheets, Consolidated cash flow statements and, Consolidated statements of comprehensive income and Consolidated statements of changes in equity present fairly, in all material respects, the financial position of Barclays PLC (The Company) and its subsidiaries at 31st December 2009 and 31st December 2008 and the results of their operations and cash flows for each of the three years in the period ended 31st December 2009, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. Also, in our opinion the Company maintained, in all material respects, effective internal control over financial reporting as of 31st December 2009, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organisations of the Treadway Commission (COSO).

The Company’s management are responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in ‘Management’s report on internal control over financial reporting’ as it pertains to Barclays PLC in the section headed ‘Accountability and Audit’.

Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorisations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

London, United Kingdom

9th March 2010, except with respect to our opinion on the Consolidated Financial Statements insofar as it relates to the effects of changes in segments in Notes 21 and 53 and Note 3 of the Accounting Policies section in the Consolidated Financial Statements, for which the date is 31st August 2010.

167

Consolidated accounts Barclays PLC

Accounting policies

Significant accounting policies

1. Reporting entity

These financial statements are prepared for the Barclays PLC Group under Section 399 of the Companies Act 2006. The Group is a major global financial services provider engaged in retail and commercial banking, credit cards, investment banking, wealth management and investment management services. In addition, individual financial statements have been prepared for the holding company, Barclays PLC (the Company), under Section 397 of the Companies Act 2006.

Barclays PLC is a public limited company, incorporated in England and Wales having a registered office in England and is the holding company of the Group.

2. Compliance with International Financial Reporting Standards

The consolidated financial statements of the Barclays PLC Group, and the individual financial statements of Barclays PLC, have been prepared in accordance with International Financial Reporting Standards (IFRS) and interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC), as published by the International Accounting Standards Board (IASB). They are also in accordance with IFRS and IFRIC interpretations as adopted by the European Union.

The principal accounting policies applied in the preparation of the consolidated and individual financial statements are set out below. These policies have been consistently applied. Changes in accounting policy are set out on page 177.

3. Basis of preparation

The consolidated and individual financial statements have been prepared under the historical cost convention modified to include the fair valuation of investment property, certain financial instruments and contracts to buy or sell non-financial items and trading inventories to the extent required or permitted under accounting standards and as set out in the relevant accounting polices. They are stated in millions of pounds Sterling (£m), the currency of the country in which Barclays PLC is incorporated. The financial statements have been revised to reflect the revised business structure as set out in Note 53, which came into effect for financial reporting purposes on 1st January 2010.

Critical accounting estimates

The preparation of financial statements in accordance with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise judgement in the process of applying the accounting policies. The notes to the financial statements set out areas involving a higher degree of judgement or complexity, or areas where assumptions are significant to the consolidated and individual financial statements such as fair value of financial instruments (Note 50), allowance for impairment (Note 47), goodwill (Note 21), intangible assets (Note 22), retirement benefit obligations (Note 30), derecognition of financial assets (Note 29), taxation (Note 10) and credit risk (Note 47).

4. Consolidation

Subsidiaries

The consolidated financial statements combine the financial statements of Barclays PLC and all its subsidiaries, including certain special purpose entities (SPEs) where appropriate, made up to 31st December. Entities qualify as subsidiaries where the Group has the power to govern the financial and operating policies of the entity so as to obtain benefits from its activities, generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered in assessing whether the Group controls another entity. Details of the principal subsidiaries are given in Note 41.

SPEs are consolidated when the substance of the relationship between the Group and that entity indicates control. Potential indicators of control include, amongst others, an assessment of the Group’s exposure to the risks and benefits of the SPE.

This assessment of risks and benefits is based on arrangements in place and the assessed risk exposures at inception. The initial assessment is reconsidered at a later date if:

a)	the Group acquires additional interests in the entity;

b)	the contractual arrangements of the entity are amended such that the relative exposure to risks and benefits change; or

c)	if the Group acquires control over the main operating and financial decisions of the entity.

Subsidiaries are consolidated from the date on which control is transferred to the Group and cease to be consolidated from the date that control ceases.

The acquisition method of accounting is used to account for the purchase of subsidiaries. The cost of an acquisition is measured at the fair value of the assets given, equity instruments issued and liabilities incurred or assumed, plus any costs directly related to the acquisition.

The excess of the cost of an acquisition over the Group’s share of the fair value of the identifiable net assets acquired is recorded as goodwill. See accounting policy 14 for the accounting policy for goodwill. A gain on acquisition is recognised in profit or loss if there is an excess of the Group’s share of the fair value of the identifiable net assets acquired over the cost of the acquisition. Intra-group transactions and balances are eliminated on consolidation and consistent accounting policies are used throughout the Group for the purposes of the consolidation.

As the consolidated financial statements include partnerships where a Group member is a partner, advantage has been taken of the exemption under Regulation 7 of the Partnerships (Accounts) Regulations 2008 with regard to the preparation and filing of individual partnership financial statements.

In the individual financial statements, investments in subsidiaries are stated at cost less impairment, if any.

Associates and joint ventures

An associate is an entity in which the Group has significant influence, but not control, over the operating and financial management policy decisions. This is generally demonstrated by the Group holding in excess of 20%, but no more than 50%, of the voting rights.

A joint venture exists where the Group has a contractual arrangement with one or more parties to undertake activities typically, though not necessarily, through entities which are subject to joint control.

Unless designated as at fair value through profit and loss as set out in policy 7, the Group’s investments in associates and joint ventures are initially recorded at cost and increased (or decreased) each year by the Group’s

168

Consolidated accounts Barclays PLC

Accounting policies

continued

share of the post-acquisition profit (or loss), or other movements reflected directly in the other comprehensive income of the associated or jointly controlled entity. Goodwill arising on the acquisition of an associate or joint venture is included in the carrying amount of the investment (net of any accumulated impairment loss). When the Group’s share of losses or other reductions in equity in an associate or joint venture equals or exceeds the recorded interest, including any other unsecured receivables, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the entity.

The Group’s share of the results of associates and joint ventures is based on financial statements made up to a date not earlier than three months before the balance sheet date, adjusted to conform with the accounting polices of the Group. Unrealised gains on transactions are eliminated to the extent of the Group’s interest in the investee. Unrealised losses are also eliminated unless the transaction provides evidence of impairment in the asset transferred.

In the individual financial statements, investments in associates and joint ventures are stated at cost less impairment, if any.

5. Foreign currency translation

Items included in the financial statements of each of the Group’s entities are measured using their functional currency, being the currency of the primary economic environment in which the entity operates.

Foreign currency transactions are translated into the appropriate functional currency using the exchange rates prevailing at the dates of the transactions. Monetary items denominated in foreign currencies are retranslated at the rate prevailing at the period end. Foreign exchange gains and losses resulting from the retranslation and settlement of these items are recognised in the income statement except for qualifying cash flow hedges or hedges of net investments. See policy 12 for the policies on hedge accounting.

Non-monetary assets that are measured at fair value are translated using the exchange rate at the date that the fair value was determined. Exchange differences on equities and similar non-monetary items held at fair value through profit or loss, are reported as part of the fair value gain or loss. Translation differences on equities classified as available for sale financial assets and similar non-monetary items are included directly in equity.

For the purposes of translation into the presentational currency, assets, liabilities and equity of foreign operations are translated at the closing rate, and items of income and expense are translated into Sterling at the rates prevailing on the dates of the transactions, or average rates of exchange where these approximate to actual rates.

The exchange differences arising on the translation of a foreign operation are included in cumulative translation reserves within shareholders’ equity and included in the profit or loss on disposal or partial disposal of the operation.

Goodwill and fair value adjustments arising on the acquisition of foreign subsidiaries are maintained in the functional currency of the foreign operation, translated at the closing rate and are included in hedges of net investments where appropriate.

6. Interest, fees and commissions

Interest

Interest is recognised in interest income and interest expense in the income statement for all interest bearing financial instruments classified as held to maturity, available for sale or other loans and receivables using the effective interest method.

The effective interest method is a method of calculating the amortised cost of a financial asset or liability (or group of assets and liabilities) and of allocating the interest income or interest expense over the relevant period. The effective interest rate is the rate that exactly discounts the expected future cash payments or receipts through the expected life of the financial instrument or, when appropriate, a shorter period, to the net carrying amount of the instrument. The application of the method has the effect of recognising income (and expense) receivable (or payable) on the instrument evenly in proportion to the amount outstanding over the period to maturity or repayment.

In calculating effective interest, the Group estimates cash flows (using projections based on its experience of customers’ behaviour) considering all contractual terms of the financial instrument but excluding future credit losses. Fees, including those for early redemption, are included in the calculation to the extent that they can be measured and are considered to be an integral part of the effective interest rate. Cash flows arising from the direct and incremental costs of issuing financial instruments are also taken into account in the calculation. Where it is not possible to otherwise estimate reliably the cash flows or the expected life of a financial instrument, effective interest is calculated by reference to the payments or receipts specified in the contract, and the full contractual term.

Fees and commissions

Unless included in the effective interest calculation, fees and commissions are recognised on an accruals basis as the service is provided. Fees and commissions not integral to effective interest arising from negotiating, or participating in the negotiation of a transaction from a third party, such as the acquisition of loans, shares or other securities or the purchase or sale of businesses, are recognised on completion of the underlying transaction. Portfolio and other management advisory and service fees are recognised based on the applicable service contracts. Asset management fees related to investment funds are recognised over the period the service is provided. The same principle is applied to the recognition of income from wealth management, financial planning and custody services that are continuously provided over an extended period of time.

Commitment fees, together with related direct costs, for loan facilities where draw down is probable are deferred and recognised as an adjustment to the effective interest on the loan once drawn. Commitment fees in relation to facilities where draw down is not probable are recognised over the term of the commitment.

169

Insurance premiums

Insurance premiums are recognised in the period earned.

Net trading income

Income arises from the margins which are achieved through market-making and customer business and from changes in fair value caused by movements in interest and exchange rates, equity prices and other market variables. Trading positions are held at fair value and the resulting gains and losses are included in the income statement, together with interest and dividends arising from long and short positions and funding costs relating to trading activities.

Dividends

Dividends are recognised when the right to receive payment is established. In the individual financial statements of Barclays PLC, this is when the dividends are received or when the dividends are appropriately authorised by the subsidiary.

7. Financial assets and liabilities

Financial assets

The Group classifies its financial assets in the following categories: financial instruments at fair value through profit or loss; loans and receivables; held to maturity investments and available for sale financial assets. Management determines the classification of financial assets and liabilities at initial recognition.

Financial instruments at fair value through profit or loss

Financial instruments are classified in this category if they are held for trading, or if they are designated by management under the fair value option. Instruments are classified as held for trading if they are:

a)	acquired principally for the purposes of selling or repurchasing in the near term;

b)	part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit taking; or

c)	a derivative, except for a derivative that is a financial guarantee contract or a designated and effective hedging instrument.

It is not possible to transfer a financial instrument out of this category whilst it is held or issued with the exception of non-derivative financial assets held for trading which may be transferred out of this category from 1st July 2008 after initial classification where:

a)	in rare circumstances, it is no longer held for the purpose of selling or repurchasing in the near term, or

b)	it is no longer held for the purpose of trading, it would have met the definition of a loan and receivable on initial classification and the Group has the intention and ability to hold it for the foreseeable future or until maturity.

Financial instruments included in this category are recognised initially at fair value and transaction costs are taken directly to the income statement. Gains and losses arising from changes in fair value are included directly in the income statement.

Regular way purchases and sales of financial instruments held for trading or designated under the fair value option are recognised on trade date, being the date on which the Group commits to purchase or sell the asset. The fair value option is used in the following circumstances:

a)	financial assets backing insurance contracts and financial assets backing investment contracts are designated at fair value through profit or loss because the related liabilities have cash flows that are contractually based on the performance of the assets or the related liabilities are insurance contracts whose measurement incorporates current information. Fair valuing the assets through profit and loss significantly reduces the recognition inconsistencies that would arise if the financial assets were classified as available for sale;

b)	financial assets, loans to customers, financial liabilities, financial guarantees and structured notes may be designated at fair value through profit or loss if they contain substantive embedded derivatives;

c)	financial assets, loans to customers, financial liabilities, financial guarantees and structured notes may be designated at fair value through profit or loss where doing so significantly reduces measurement inconsistencies that would arise if the related derivatives were treated as held for trading and the underlying financial instruments were carried at amortised cost; and

d)	certain private equity and other investments that are managed, and evaluated on a fair value basis in accordance with a documented risk management or investment strategy and reported to key management personnel on that basis.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and which are not classified as available for sale. Loans and receivables are initially recognised at fair value, including direct and incremental transaction costs. They are subsequently valued at amortised cost, using the effective interest method (see accounting policy 6).

Regular way purchases and sales of loans and receivables are recognised on contractual settlement.

Held to maturity

Held to maturity investments are non-derivative financial assets with fixed or determinable payments that the Group’s management has the intention and ability to hold to maturity. They are initially recognised at fair value including direct and incremental transaction costs. They are subsequently valued at amortised cost, using the effective interest method (see accounting policy 6).

170

Consolidated accounts Barclays PLC

Accounting policies

continued

Regular way purchases of held to maturity financial assets are recognised on trade date, being the date on which the Group commits to purchase the asset.

Available for sale

Available for sale assets are non-derivative financial assets that are designated as available for sale and are not categorised into any of the other categories described above. They are initially recognised at fair value including direct and incremental transaction costs. They are subsequently held at fair value. Gains and losses arising from changes in fair value are included as a separate component of equity until sale when the cumulative gain or loss is transferred to the income statement. Interest determined using the effective interest method (see accounting policy 6), impairment losses and translation differences on monetary items are recognised in the income statement.

Regular way purchases and sales of available for sale financial instruments are recognised on trade date, being the date on which the Group commits to purchase or sell the asset.

A financial asset classified as available for sale that would have met the definition of loans and receivables may only be transferred from the available for sale classification where the Group has the intention and the ability to hold the asset for the foreseeable future or until maturity.

Embedded derivatives

Some hybrid contracts contain both a derivative and a non-derivative component. In such cases, the derivative component is termed an embedded derivative. Where the economic characteristics and risks of the embedded derivatives are not closely related to those of the host contract, and the host contract itself is not carried at fair value through profit or loss, the embedded derivative is bifurcated and reported at fair value with gains and losses being recognised in the income statement.

Profits or losses cannot be recognised on the initial recognition of embedded derivatives unless the host contract is also carried at fair value.

Derecognition of financial assets

The Group derecognises a financial asset, or a portion of a financial asset, where the contractual rights to that asset have expired. Derecognition is also appropriate where the rights to further cash flows from the asset have been transferred to a third party and, with them, either:

(i)	substantially all the risks and rewards of the asset; or

(ii)	significant risks and rewards, along with the unconditional ability to sell or pledge the asset.

Where significant risks and rewards have been transferred, but the transferee does not have the unconditional ability to sell or pledge the asset, the Group continues to account for the asset to the extent of its continuing involvement (‘continuing involvement accounting’).

To assess the extent to which risks and rewards have been transferred, it is often necessary to perform a quantitative analysis. Such an analysis will compare the Group’s exposure to variability in asset cash flows before the transfer with its retained exposure after the transfer.

Where neither derecognition nor continuing involvement accounting is appropriate, the Group continues to recognise the asset in its entirety and recognises any consideration received as a financial liability.

Loan commitments

Loan commitments, where the Group has a past practice of selling the resulting assets shortly after origination, are held at fair value through profit or loss. Other loan commitments are accounted for in accordance with accounting policy 23.

Financial liabilities

Financial liabilities are measured at amortised cost, except for trading liabilities and liabilities designated at fair value, which are held at fair value through profit or loss. Financial liabilities are derecognised when extinguished.

An exchange of an existing debt instrument for a new instrument with the lender on substantially different terms is accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability. An assessment is made as to whether the terms are substantially different considering qualitative and quantitive characteristics. For example, if the discounted present value calculated using the original effective interest rate of the cash flows under the new terms, including fees, is at least 10 per cent different from the discounted present value of the remaining cash flows of the original financial liability, or if the qualitative assessment concludes that the nature and risk profile of the original financial liability is materially different from that of the new financial liability based on the terms of the instruments including repayment terms, coupon terms and call options, the original financial liability is extinguished.

When an exchange is accounted for as an extinguishment, any costs or fees incurred are recognised as part of the gain or loss on the extinguishment. The difference between the carrying amount of a financial liability extinguished or transferred to another party and the consideration paid, including any non-cash assets transferred or liabilities assumed, is recognised in profit or loss.

Determining fair value

Where the classification of a financial instrument requires it to be stated at fair value, fair value is determined by reference to a quoted market price for that instrument or by using a valuation model. Where the fair value is calculated using valuation models, the methodology is to calculate the expected cash flows under the terms of each specific contract and then discount these values back to a present value. These models use as their basis independently sourced market parameters including, for example, interest rate yield curves, equities and commodities prices, option volatilities and currency rates. For financial liabilities measured at fair value, the carrying amount reflects the effect on fair value of changes in own credit spreads derived from observable market data, such as spreads on Barclays issued bonds or credit default swaps. Most market parameters are either directly observable or are implied from instrument prices. The model may perform numerical procedures in the pricing such as interpolation when input values do not directly correspond to the most actively traded market trade parameters. However, where valuations include significant unobservable inputs, the transaction price is deemed to provide the best evidence of initial fair value for accounting purposes. As such, profits or losses are recognised upon trade inception only when such profits can be measured solely by reference to observable market data. For valuations that include significant unobservable inputs, the difference between the model valuation and the initial transaction price is recognised in profit or loss:

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a)	on a straight-line basis over the term of the transaction, or over the period until all model inputs will become observable where appropriate, or;

b)	released in full where previously unobservable inputs become observable.

Various factors influence the availability of observable inputs and these may vary from product to product and change over time. Factors include, for example, the depth of activity in the relevant market, the type of product, whether the product is new and not widely traded in the marketplace, the maturity of market modelling and the nature of the transaction (bespoke or generic). To the extent that valuation is based on models or inputs that are not observable in the market, the determination of fair value can be more subjective, dependant on the significance of the unobservable input to the overall valuation. Unobservable inputs are determined based on the best information available, for example by reference to similar assets, similar maturities or other analytical techniques.

8. Impairment of financial assets

The Group assesses at each balance sheet date whether there is objective evidence that loans and receivables or available for sale financial investments are impaired. These are impaired and impairment losses are incurred if, and only if, there is objective evidence of impairment as a result of one or more loss events that occurred after the initial recognition of the asset and prior to the balance sheet date (a loss event) and that loss event or events has had an impact on the estimated future cash flows of the financial asset or the portfolio that can be reliably estimated. The criteria that the Group uses to determine that there is objective evidence of an impairment loss include:

a)	significant financial difficulty of the issuer or obligor;

b)	a breach of contract, such as a default or delinquency in interest or principal payments;

c)	the lender, for economic or legal reasons relating to the borrower’s financial difficulty, granting to the borrower a concession that the lender would not otherwise consider;

d)	it becomes probable that the borrower will enter bankruptcy or other financial reorganisation;

e)	the disappearance of an active market for that financial asset because of financial difficulties; or

f)	observable data indicating that there is a measurable decrease in the estimated future cash flows from a portfolio of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the portfolio, including:

(i)	adverse changes in the payment status of borrowers in the portfolio;

(ii)	national or local economic conditions that correlate with defaults on the assets in the portfolio.

For loans and receivables the Group first assesses whether objective evidence of impairment exists individually for loans and receivables that are individually significant, and individually or collectively for loans and receivables that are not individually significant. If the Group determines that no objective evidence of impairment exists for an individually assessed loan and receivable, whether significant or not, it includes the asset in a group of loans and receivables with similar credit risk characteristics and collectively assesses them for impairment. Loans and receivables that are individually assessed for impairment and for which an impairment loss is or continues to be recognised are not included in a collective assessment of impairment.

The amount of impairment loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the asset’s original effective interest rate. The amount of the loss is recognised using an allowance account and recognised in the income statement.

Where appropriate, the calculation of the present value of the estimated future cash flows of a collateralised loan and receivable asset reflect the cash flows that may result from foreclosure costs for obtaining and selling the collateral, whether or not foreclosure is probable.

For the purposes of a collective evaluation of impairment, loans and receivables are grouped on the basis of similar risk characteristics, taking into account asset type, industry, geographical location, collateral type, past-due status and other relevant factors. These characteristics are relevant to the estimation of future cash flows for groups of such assets by being indicative of the counterparty’s ability to pay all amounts due according to the contractual terms of the assets being evaluated.

Future cash flows in a group of loans and receivables that are collectively evaluated for impairment are estimated on the basis of the contractual cash flows of the assets in the group and historical loss experience for assets with credit risk characteristics similar to those in the group. Historical loss experience is adjusted based on current observable data to reflect the effects of current conditions that did not affect the period on which the historical loss experience is based and to remove the effects of conditions in the historical period that do not currently exist.

The methodology and assumptions used for estimating future cash flows are reviewed regularly to reduce any differences between loss estimates and actual loss experience.

Following impairment, interest income is recognised using the effective rate of interest which was used to discount the future cash flows for the purpose of measuring the impairment loss.

When a loan is uncollectable, it is written off against the related allowance for loan impairment. Such loans are written off after all the necessary procedures have been completed and the amount of the loss has been determined. Subsequent recoveries of amounts previously written off are credited to the income statement.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognised, the previously recognised impairment loss is reversed by adjusting the allowance account. The amount of the reversal is recognised in the income statement.

Equity securities or properties acquired in exchange for loans in order to achieve an orderly realisation are accounted for as a disposal of the loan and an acquisition of equity securities or investment properties. Where control is obtained over an entity as a result of the transaction, the entity is consolidated. Any further impairment of the assets or business acquired is treated as an impairment of the relevant asset or business and not as an impairment of the original instrument.

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Consolidated accounts Barclays PLC

Accounting policies

continued

In the case of available for sale equity securities, a significant or prolonged decline in the fair value of the security below its cost is also considered in determining whether impairment exists. Where such evidence exists, the cumulative net loss that has been previously recognised directly in equity is removed from equity and recognised in the income statement. In the case of debt instruments classified as available for sale, impairment is assessed based on the same criteria as all other financial assets. Reversals of impairment of debt instruments are recognised in the income statement. Reversals of impairment of equity shares are not recognised in the income statement, increases in the fair value of equity shares after impairment are recognised directly in equity.

9. Sale and repurchase agreements (including stock borrowing and lending)

Securities may be lent or sold subject to a commitment to repurchase them (a repo). Such securities are retained on the balance sheet when substantially all the risks and rewards of ownership remain with the Group, and the counterparty liability is included separately on the balance sheet when cash consideration is received.

Similarly, where the Group borrows or purchases securities subject to a commitment to resell them (a reverse repo) but does not acquire the risks and rewards of ownership, the transactions are treated as collateralised loans when cash consideration is paid, and the securities are not included in the balance sheet.

The difference between sale and repurchase price is accrued over the life of the agreements using the effective interest method. Securities lent to counterparties are also retained in the financial statements. Securities borrowed are not recognised in the financial statements, unless these are sold to third parties, at which point the obligation to repurchase the securities is recorded as a trading liability at fair value and any subsequent gain or loss included in net trading income.

10. Securitisation transactions

The Group enters into securitisation transactions in respect of its own financial assets and to facilitate client transactions as described in Note 29 to the accounts.

All financial assets continue to be held on the Group balance sheet, and a liability recognised for the proceeds of the funding transaction, unless:

a)	substantially all the risks and rewards associated with the financial instruments have been transferred, in which case, the assets are derecognised in full; or

b)	if a significant portion, but not all, of the risks and rewards have been transferred, the asset is derecognised entirely if the transferee has the ability to sell the financial asset, otherwise the asset continues to be recognised only to the extent of the Group’s continuing involvement.

Where a) or b) above applies to a fully proportionate share of all or specifically identified cash flows, the relevant accounting treatment is applied to that proportion of the asset.

11. Collateral and netting

The Group enters into master agreements with counterparties whenever possible and, when appropriate, obtains collateral. Master agreements provide that, if an event of default occurs, all outstanding transactions with the counterparty will fall due and all amounts outstanding will be settled on a net basis.

Collateral

The Group obtains collateral in respect of customer liabilities where this is considered appropriate. The collateral normally takes the form of a lien over the customer’s assets and gives the Group a claim on these assets for both existing and future customer liabilities.

The Group also receives collateral in the form of cash or securities in respect of other credit instruments, such as stock borrowing contracts, and derivative contracts in order to reduce credit risk. Collateral received in the form of securities is not recorded on the balance sheet. Collateral received in the form of cash is recorded on the balance sheet with a corresponding liability. These items are assigned to deposits received from bank or other counterparties. Any interest payable or receivable arising is recorded as interest expense or interest income respectively except for funding costs relating to trading activities which are recorded in net trading income.

Netting

Financial assets and liabilities are offset and the net amount reported on the balance sheet if, and only if, there is a legally enforceable right to set off the recognised amounts and there is an intention to settle on a net basis, or to realise an asset and settle the liability simultaneously. In many cases, even though master netting agreements are in place, the lack of an intention to settle on a net basis results in the related assets and liabilities being presented gross on the balance sheet.

12. Hedge accounting

Derivatives are used to hedge interest rate, exchange rate, commodity, and equity exposures and exposures to certain indices such as house price indices and retail price indices related to non-trading positions.

Where derivatives are held for risk management purposes, and when transactions meet the required criteria, the Group applies fair value hedge accounting, cash flow hedge accounting, or hedging of a net investment in a foreign operation as appropriate to the risks being hedged.

When a financial instrument is designated as a hedge, the Group formally documents the relationship between the hedging instrument and hedged item as well as its risk management objectives and its strategy for undertaking the various hedging transactions. The Group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

The Group discontinues hedge accounting when:

a)	it is determined that a derivative is not, or has ceased to be, highly effective as a hedge;

b)	the derivative expires, or is sold, terminated, or exercised;

c)	the hedged item matures or is sold or repaid; or

d)	a forecast transaction is no longer deemed highly probable.

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In certain circumstances, the Group may decide to cease hedge accounting even though the hedge relationship continues to be highly effective by no longer designating the financial instrument as a hedging instrument. To the extent that the changes in the fair value of the hedging derivative differ from changes in the fair value of the hedged risk in the hedged item; or the cumulative change in the fair value of the hedging derivative differs from the cumulative change in the fair value of expected future cash flows of the hedged item, the hedge is deemed to include ineffectiveness. The amount of ineffectiveness, provided it is not so great as to disqualify the entire hedge for hedge accounting, is recorded in the income statement.

Fair value hedge accounting

Changes in fair value of derivatives that qualify and are designated as fair value hedges are recorded in the income statement, together with changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.

If the hedge relationship no longer meets the criteria for hedge accounting, it is discontinued. For fair value hedges of interest rate risk, the fair value adjustment to the hedged item is amortised to the income statement over the period to maturity of the previously designated hedge relationship using the effective interest method.

If the hedged item is sold or repaid, the unamortised fair value adjustment is recognised immediately in the income statement.

Cash flow hedges

For qualifying cash flow hedges, the fair value gain or loss associated with the effective portion of the cash flow hedge is recognised initially in shareholders’ equity, and recycled to the income statement in the periods when the hedged item will affect profit or loss. Any ineffective portion of the gain or loss on the hedging instrument is recognised in the income statement immediately.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognised when the hedged item is ultimately recognised in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was recognised in equity is immediately transferred to the income statement.

Hedges of net investments

Hedges of net investments in foreign operations, including monetary items that are accounted for as part of the net investment, are accounted for similarly to cash flow hedges; the effective portion of the gain or loss on the hedging instrument is recognised directly in equity and the ineffective portion is recognised immediately in the income statement. The cumulative gain or loss previously recognised in equity is recognised in the income statement on the disposal or partial disposal of the foreign operation.

Hedges of net investments may include non-derivative liabilities as well as derivative financial instruments although for a non-derivative liability only the foreign exchange risk is designated as a hedge.

Derivatives that do not qualify for hedge accounting

Derivative contracts entered into as economic hedges that do not qualify for hedge accounting are held at fair value through profit or loss.

13. Property, plant and equipment

Property and equipment is stated at cost less accumulated depreciation and provisions for impairment, if required. Additions and subsequent expenditures are capitalised only to the extent that they enhance the future economic benefits expected to be derived from the assets.

Depreciation is provided on the depreciable amount of items of property and equipment on a straight-line basis over their estimated useful economic lives. The depreciable amount is the gross carrying amount, less the estimated residual value at the end of its useful economic life.

The Group uses the following annual rates in calculating depreciation:

Freehold buildings and long-leasehold property
(more than 50 years to run)	2-3.3%
Leasehold property	Over the remaining
(less than 50 years to run)	life of the lease
Costs of adaptation of freehold and leasehold property [a]	7-10%
Equipment installed in freehold and leasehold property [a]	7-10%
Computers and similar equipment	20-33%
Fixtures and fittings and other equipment	10-20%

Depreciation rates, methods and the residual values underlying the calculation of depreciation of items of property, plant and equipment are kept under review to take account of any change in circumstances.

When deciding on depreciation rates and methods, the principal factors the Group takes into account are the expected rate of technological developments and expected market requirements for, and the expected pattern of usage of, the assets. When reviewing residual values, the Group estimates the amount that it would currently obtain for the disposal of the asset after deducting the estimated cost of disposal if the asset were already of the age and condition expected at the end of its useful economic life.

No depreciation is provided on freehold land, although, in common with all long-lived assets, it is subject to impairment testing, if deemed appropriate.

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognised in the income statement.

Investment property is property held to earn rentals or for capital appreciation or for both rather than for sale or use in the business. The Group initially recognises investment properties at cost, and subsequently at their fair value at each balance sheet date reflecting market conditions at the reporting date. The fair value of investment property is determined by reference to current market prices for similar properties, adjusted as necessary for condition and location, or by reference to recent transactions updated to reflect current economic conditions. Discounted cash flow techniques may be employed to calculate fair value where there have been no recent transactions, using current external market inputs such as market rents and interest rates. Valuations are carried out by management with the support of appropriately qualified independent valuers.

Movements in fair value subsequent to initial recognition are included in the income statement. No depreciation is provided in respect of investment properties.

Note

a	Where leasehold property has a remaining useful life of less than 15 years, costs of adaptation and installed equipment are depreciated over the remaining life of the lease.

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Consolidated accounts Barclays PLC

Accounting policies

continued

14. Intangible assets

Goodwill

Goodwill arises on the acquisition of subsidiaries and associates and joint ventures, and represents the excess of the fair value of the purchase consideration and direct costs of making the acquisition, over the fair value of the Group’s share of the assets acquired, and the liabilities and contingent liabilities assumed on the date of the acquisition.

For the purpose of calculating goodwill, fair values of acquired assets, liabilities and contingent liabilities are determined by reference to market values or other valuation methodologies including discounted cash flow techniques, using market rates or by using risk-free rates and risk-adjusted expected future cash flows. Goodwill is capitalised and reviewed annually for impairment, or more frequently when there are indications that impairment may have occurred. Goodwill is allocated to cash-generating units for the purpose of impairment testing. Goodwill on acquisitions of associates and joint ventures is included in the amount of the investment. Gains and losses on the disposal of an entity include the carrying amount of the goodwill relating to the entity sold.

Computer software

Computer software is stated at cost, less amortisation and provisions for impairment, if required.

The identifiable and directly associated external and internal costs of acquiring and developing software are capitalised where the software is controlled by the Group, and where it is probable that future economic benefits that exceed its cost will flow from its use over more than one year. Costs associated with maintaining software are recognised as an expense when incurred.

Capitalised computer software is amortised over three to five years.

Other intangible assets

Other intangible assets consist of brands, customer lists, licences and other contracts, core deposit intangibles, mortgage servicing rights and customer relationships. Other intangible assets are initially recognised when they are separable or arise from contractual or other legal rights, the cost can be measured reliably and, in the case of intangible assets not acquired in a business combination, where it is probable that future economic benefits attributable to the assets will flow from their use. The value of intangible assets which are acquired in a business combination is generally determined using income approach methodologies such as the discounted cash flow method and the relief from royalty method that estimate net cash flows attributable to an asset over its economic life and discount to present value using an appropriate rate of return based on the cost of equity adjusted for risk.

Other intangible assets are stated at cost less amortisation and provisions for impairment, if any, and are amortised over their useful lives in a manner that reflects the pattern to which they contribute to future cash flows, generally over 4-25 years.

15. Impairment of property, plant and equipment and intangible assets

At each balance sheet date, or more frequently where events or changes in circumstances dictate, property, plant and equipment and intangible assets, are assessed for indications of impairment. If indications are present, these assets are subject to an impairment review. Goodwill is subject to an impairment review as at the balance sheet date each year. The impairment review comprises a comparison of the carrying amount of the asset with its recoverable amount: the higher of the asset’s or the cash-generating unit’s fair value less costs to sell and its value in use. Fair value less costs to sell is calculated by reference to the amount at which the asset could be disposed of in a binding sale agreement in an arm’s length transaction evidenced by an active market or recent transactions for similar assets. Value in use is calculated by discounting the expected future cash flows obtainable as a result of the asset’s continued use, including those resulting from its ultimate disposal, at a market-based discount rate on a pre-tax basis.

The carrying values of fixed assets and goodwill are written down by the amount of any impairment and this loss is recognised in the income statement in the period in which it occurs. A previously recognised impairment loss relating to a fixed asset may be reversed in part or in full when a change in circumstances leads to a change in the estimates used to determine the fixed asset’s recoverable amount. The carrying amount of the fixed asset will only be increased up to the amount that it would have been had the original impairment not been recognised. Impairment losses on goodwill are not reversed. For the purpose of conducting impairment reviews, cash-generating units are the lowest level at which management monitors the return on investment on assets.

16. Financial guarantees

Financial guarantee contracts are contracts that require the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payments when due in accordance with the terms of a debt instrument.

Financial guarantees are initially recognised in the financial statements at fair value on the date that the guarantee was given. Other than where the fair value option is applied, subsequent to initial recognition, the Group’s liabilities under such guarantees are measured at the higher of the initial measurement, less amortisation calculated to recognise in the income statement any fee income earned over the period, and any financial obligation arising as a result of the guarantees at the balance sheet date, in accordance with policy 23.

Any increase in the liability relating to guarantees is taken to the income statement in Provisions for undrawn contractually committed facilities and guarantees provided. Any liability remaining is recognised in the income statement when the guarantee is discharged, cancelled or expires.

17. Issued debt and equity securities

Issued financial instruments or their components are classified as liabilities where the contractual arrangement results in the Group having a present obligation to either deliver cash or another financial asset to the holder, to exchange financial instruments on terms that are potentially unfavourable or to satisfy the obligation otherwise than by the exchange of a fixed amount of cash or another financial asset for a fixed number of equity shares. Issued financial instruments, or their components, are classified as equity where they meet the definition of equity and confer on the holder a residual interest in the assets of the Group. The components of issued financial instruments that contain both liability and equity elements are accounted for separately with the equity component being assigned the residual amount after deducting from the instrument as a whole the amount separately determined as the fair value of the liability component.

Financial liabilities, other than trading liabilities and financial liabilities designated at fair value, are carried at amortised cost using the effective interest method as set out in policy 6. Derivatives embedded in financial liabilities that are not designated at fair value are accounted for as set out in policy 7. Equity instruments, including share capital, are initially recognised at net proceeds, after deducting transaction costs and any related income tax. Dividend and other payments to equity holders are deducted from equity, net of any related tax.

18. Share capital

Share issue costs

Incremental costs directly attributable to the issue of new shares or options including those issued on the acquisition of a business are shown in equity as a deduction, net of tax, from the proceeds.

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Dividends on ordinary shares

Dividends on ordinary shares are recognised in equity in the period in which they are paid or, if earlier, approved by the Barclays PLC (the Company) shareholders.

Treasury shares

Where the Company or any member of the Group purchases the Company’s share capital, the consideration paid is deducted from shareholders’ equity as treasury shares until they are cancelled. Where such shares are subsequently sold or reissued, any consideration received is included in shareholders’ equity.

19. Insurance contracts and investment contracts

The Group offers wealth management, term assurance, annuity, property and payment protection insurance products to customers that take the form of long- and short-term insurance contracts.

The Group classifies its wealth management and other products as insurance contracts where these transfer significant insurance risk, generally where the benefits payable on the occurrence of an insured event are at least 5% more than the benefits that would be payable if the insured event does not occur.

Contracts that do not contain significant insurance risk or discretionary participation features are classified as investment contracts. Financial assets and liabilities relating to investment contracts, and assets backing insurance contracts are classified and measured as appropriate under IAS 39, ‘Financial Instruments: Recognition and Measurement’ as set out in policy 7.

Long-term insurance contracts

These contracts insure events associated with human life (for example, death or survival) over a long duration. Premiums are recognised as revenue when they become payable by the contract holder. Claims and surrenders are accounted for when notified. Maturities on the policy maturity date and regular withdrawals are accounted for when due.

A liability for contractual benefits that are expected to be incurred in the future is recorded when the premiums are recognised, based on the expected discounted value of the benefit payments and directly related administration costs, less the expected discounted value of the future premiums that would be required to meet the benefits and other expenses. The calculation of the liability contains assumptions regarding mortality, maintenance expenses and investment income.

Liabilities under unit-linked life insurance contracts (such as endowment policies) in addition reflect the value of assets held within unitised investment pools.

Short-term insurance contracts

Under its payment protection insurance products the Group is committed to paying benefits to the policyholder rather than forgiving interest or principal on the occurrence of an insured event, such as unemployment, sickness, or injury. Property insurance contracts mainly compensate the policyholders for damage to their property or for the value of property lost.

Premiums are recognised as revenue proportionally over the period of the coverage. Claims and claims handling costs are charged to income as incurred, based on the estimated liability for compensation owed to policyholders arising from events that have occurred up to the balance sheet date even if they have not yet been reported to the Group, based on assessments of individual cases reported to the Group and statistical analyses for the claims incurred but not reported.

Deferred acquisition costs (DAC)

Commissions and other costs that are related to securing new insurance and investment contracts are capitalised and amortised over the estimated lives of the relevant contracts.

Deferred income liability

Fees that are designed to recover commissions and other costs related to either securing new insurance and investment contracts or renewing existing investment contracts are included as a liability and amortised over the estimated life of the contract.

Value of business acquired

On acquisition of a portfolio of contracts, such as through the acquisition of a subsidiary, the Group recognises an intangible asset representing the value of business acquired (VOBA), representing the future profits embedded in acquired insurance contracts and investment contracts with a discretionary participation feature. The asset is amortised over the remaining terms of the acquired contracts.

Liability adequacy test

Liability adequacy tests are performed at each balance sheet date to ensure the adequacy of contract liabilities net of DAC and VOBA assets. Current best estimates of future contractual cash flows, claims handling and administration costs, and investment returns from the assets backing the liabilities are taken into account in the tests. Where a deficiency is highlighted by the test, DAC and VOBA assets are written off first, and insurance liabilities increased when these are written off in full.

Any deficiency is immediately recognised in the income statement.

Reinsurance

Short- and long-term insurance business is ceded to reinsurers under contracts to transfer part or all of one or more of the following risks: mortality, investment and expenses. All such contracts are dealt with as insurance contracts. The benefits to which the Group is entitled under its reinsurance contracts are recognised as reinsurance assets. The Group assesses reinsurance assets at each balance sheet date. If there is objective evidence of impairment, the carrying amount of the reinsurance asset is reduced accordingly, resulting in a charge to the income statement.

20. Leases

Lessor

Assets leased to customers under agreements, which transfer substantially all the risks and rewards of ownership, with or without ultimate legal title, are classified as finance leases. When assets are held subject to a finance lease, the present value of the lease payments, discounted at the rate of interest implicit in the lease, is recognised as a receivable. The difference between the total payments receivable under the lease and the present value of the receivable is recognised as unearned finance income, which is allocated to accounting periods under the pre-tax net investment method to reflect a constant periodic rate of return.

Assets leased to customers under agreements which do not transfer substantially all the risks and rewards of ownership are classified as operating leases. The leased assets are included within property, plant and equipment on the Group’s balance sheet and depreciation is provided on the depreciable amount of these assets on a systematic basis over their estimated useful lives. Lease income is recognised on a straight-line basis over the period of the lease unless another systematic basis is more appropriate.

Lessee

The leases entered into by the Group are primarily operating leases.

Operating lease rentals payable are recognised as an expense in the income statement on a straight-line basis over the lease term unless another systematic basis is more appropriate.

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Consolidated accounts Barclays PLC

Accounting policies

continued

21. Employee benefits

The Group provides employees worldwide with post-retirement benefits mainly in the form of pensions. The Group operates a number of pension schemes which may be funded or unfunded and of a defined contribution or defined benefit nature. In addition, the Group contributes, according to local law in the various countries in which it operates, to Governmental and other plans which have the characteristics of defined contribution plans.

For defined benefit schemes, actuarial valuation of each of the scheme’s obligations using the projected unit credit method and the fair valuation of each of the scheme’s assets are performed annually, using the assumptions set out in Note 30. The difference between the fair value of the plan assets and the present value of the defined benefit obligation at the balance sheet date, adjusted for any historic unrecognised actuarial gains or losses and past service cost, is recognised as a liability in the balance sheet. An asset arising, for example, as a result of past over funding or the performance of the plan investments, is recognised to the extent that it does not exceed the present value of future contribution holidays or refunds of contributions. Gains and losses on curtailments are recognised when the curtailment occurs which is when there is a demonstrable commitment to make a significant reduction in the number of employees covered by the plan or amendments have been made to the terms of the plan so that a significant element of future service will no longer qualify for benefits or will qualify only for reduced benefits. The gain or loss comprises any resulting change in the present value of the defined benefit obligation, any resulting change in the fair value of the plan assets and any related actuarial gain or loss that had not previously been recognised since they fell within the corridor.

Cumulative actuarial gains and losses in excess of the greater of 10% of the assets or 10% of the obligations of the plan (the corridor) are recognised in the income statement over the remaining average service lives of the employees of the related plan, on a straight-line basis.

For defined contribution schemes, the Group recognises contributions due in respect of the accounting period in the income statement. Any contributions unpaid at the balance sheet date are included as a liability.

The Group also provides health care benefits to certain retired employees, which are accrued as a liability in the financial statements over the period of employment, using a methodology similar to that for defined benefit pensions plans.

Short-term employee benefits, such as salaries, paid absences, and other benefits including any related payroll taxes are accounted for on an accruals basis over the period in which the employees provide the related services. Bonuses are recognised to the extent that the Group has a present obligation to its employees that can be measured reliably.

All expenses related to employee benefits are recognised in the income statement in staff costs, which is included within operating expenses.

22. Share-based payments to employees

The Group engages in equity settled share-based payment transactions in respect of services received from certain of its employees. The fair value of the services received is measured by reference to the fair value of the shares or share options granted on the date of the grant. The cost of the employee services received in respect of the shares or share options granted is recognised in the income statement over the period that the services are received, which is the vesting period. The fair value of the options granted is determined using option pricing models, which take into account the exercise price of the option, the current share price, the risk-free interest rate, the expected volatility of the share price over the life of the option and other relevant factors. Except for those which include terms related to market conditions, vesting conditions, which are service conditions or performance conditions, included in the terms of the grant are not taken into account in estimating fair value. Non-market vesting conditions are taken into account by adjusting the number of shares or share options included in the measurement of the cost of employee services so that ultimately, the amount recognised in the income statement reflects the number of vested shares or options. Where vesting conditions are related to market conditions, the charges for the services received are recognised regardless of whether or not the market-related vesting condition is met, provided that the non-market vesting conditions are met. Similarly, non-vesting conditions, which are other conditions not being service conditions or performance conditions, are taken into account in estimating the grant date fair value and share-based payment charges and are recognised when all non-market vesting conditions are satisfied irrespective of whether the non-vesting conditions are satisfied. If meeting a non-vesting condition is a matter of choice, failure to meet the non-vesting condition is treated as a cancellation, resulting in an acceleration of recognition of the cost of the employee services.

23. Provisions

Provisions are recognised for present obligations arising as consequences of past events where it is more likely than not that a transfer of economic benefit will be necessary to settle the obligation, and it can be reliably estimated.

When a leasehold property ceases to be used in the business or a demonstrable commitment has been made to cease to use a property, provision is made where the unavoidable costs of the future obligations relating to the lease are expected to exceed anticipated rental income and other benefits. The net costs are discounted using market rates of interest to reflect the long-term nature of the cash flows.

Provision is made for the anticipated cost of restructuring, including redundancy costs when an obligation exists. An obligation exists when the Group has a detailed formal plan for restructuring a business and has raised valid expectations in those affected by the restructuring by starting to implement the plan or announcing its main features. The provision raised is normally utilised within nine months.

Provision is made for undrawn loan commitments and similar facilities if it is probable that the facility will be drawn and result in the recognition of an asset at an amount less than the amount advanced.

Contingent liabilities are possible obligations whose existence will be confirmed only by uncertain future events or present obligations where the transfer of economic benefit is uncertain or cannot be reliably measured. Contingent liabilities are not recognised but are disclosed unless they are remote.

24. Taxes, including deferred taxes

Income tax payable on taxable profits (Current Tax), is recognised as an expense in the period in which the profits arise. Income tax recoverable on tax allowable losses is recognised as an asset only to the extent that it is regarded as recoverable by offset against current or future taxable profits.

Deferred income tax is provided in full, using the liability method, on temporary differences arising from the differences between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Deferred income tax is determined using tax rates and legislation enacted or substantially enacted by the balance sheet date which are expected to apply when the deferred tax asset is realised or the deferred tax liability is settled. Current Tax assets and liabilities are only offset when they arise in the same tax reporting group and where there is both the legal right and the intention to settle on a net basis or to realise the asset and settle the liability simultaneously.

25. Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the Executive Committee. The Executive Committee, which is responsible for allocating resources and assessing performance of the operating segments, has been identified as the chief operating decision maker.

All transactions between business segments are conducted on an arm’s length basis, with intra-segment revenue and costs being eliminated in Head Office. Income and expenses directly associated with each segment are included in determining business segment performance.

26. Cash and cash equivalents

For the purposes of the cash flow statement, cash comprises cash on hand and demand deposits, and cash equivalents comprise highly liquid investments that are convertible into cash with an insignificant risk of changes in value with original maturities of less than three months.

Repurchase and reverse repurchase agreements are not considered to be part of cash equivalents.

27. Trust activities

The Group commonly acts as trustees and in other fiduciary capacities that result in the holding or placing of assets on behalf of individuals, trusts, retirement benefit plans and other institutions. These assets and income arising thereon are excluded from these financial statements, as they are not assets of the Group.

177

Consolidated accounts Barclays PLC

Accounting developments

Changes to Accounting Policy

The Group has continued to apply the accounting policies used for the 2008 Annual Report and has adopted the following:

–

The 2008 amendments to IFRS 2 – Shared-Based Payment-Vesting Conditions and Cancellations which has led to a change in accounting for share-based payments to employees. As a result, non-vesting conditions are taken into account in estimating the grant date fair value and the timing of recognition of charges. No prior year adjustments have been made as the impact on previous years is immaterial

–

IFRS 7 – Improving Disclosures about Financial Instruments, an amendment to IFRS 7 – Financial Instruments: Disclosures, which has resulted in additional disclosures being made regarding liquidity risk and fair value of financial instruments

–

IAS 1 – Presentation of Financial Statements (revised), which has resulted in the reformatting of the statement of recognised income and expense into a statement of comprehensive income and the addition of a statement of changes in equity. This does not change the recognition, measurement or disclosure of specific transactions and events required by other standards

Future accounting developments

Consideration will be given during 2010 to the implications, if any, of the following revised standards as follows:

–

IFRS 3 – Business Combinations and IAS 27 – Consolidated and Separate Financial Statements are revised standards issued in January 2008. The revised IFRS 3 applies prospectively to business combinations first accounted for in accounting periods beginning on or after 1st July 2009 and the amendments to IAS 27 apply retrospectively to periods beginning on or after 1st July 2009. The main changes in existing practice resulting from the revision to IFRS 3 affect acquisitions that are achieved in stages and acquisitions where less than 100% of the equity is acquired. In addition, acquisition-related costs – such as fees paid to advisers – must be accounted for separately from the business combination, which means that they will be recognised as expenses unless they are directly connected with the issue of debt or equity securities. The revisions to IAS 27 specify that changes in a Parent’s ownership interest in a subsidiary that do not result in the loss of control must be accounted for as equity transactions. Until future acquisitions take place that are accounted for in accordance with the revised IFRS 3, the main impact on Barclays will be that, from 2010, gains and losses on transactions with non-controlling interests that do not result in loss of control will no longer be recognised in the income statement but directly in equity. In 2009, gains of £3m were recognised in income relating to such transactions.

The following standards and amendments to existing standards have been published and are mandatory for the Group’s accounting periods beginning on or after 1st January 2010 or later periods, but have not been adopted. They are not expected to result in significant changes to the Group’s accounting policies.

–	Embedded derivatives: Amendments to IFRIC 9 and IAS 39

–	Group cash-settled share-based payment transactions: Amendments to IFRS 2

–	Eligible Hedged Items (an amendment to IAS 39)

–	IFRS classification of rights issues: Amendment to IAS 32

–	IAS 24 Related Party Disclosures

–	Prepayments and minimum funding requirements (Amendments to IFRIC 14)

–	IFRIC 17 – Distribution of non-cash assets to owners

–	IFRIC 18 – Transfers of assets from customers

–	IFRIC 19 – Extinguishing financial liabilities with equity instruments

–	Improvements to IFRS 2008

–	Improvements to IFRS 2009

IFRS 9 ‘Financial Instruments: Classification and Measurement’ was published on 12th November 2009. It is the first phase of a project to replace IAS 39 and will ultimately result in fundamental changes in the way that the Group accounts for financial instruments. Adoption of the standard is not mandatory until accounting periods beginning on or after 1st January 2013 but early adoption is permitted. However, it is not available for adoption in the EU until it has been endorsed.

The main differences from IAS 39 are as follows:

–	All financial assets, except for certain equity investments, would be classified into two categories:

–	– amortised cost, where they generate solely payments of interest and principal and the business model is to collect contractual cash flows that represent principal and interest; or

–	– fair value through profit or loss.

–	Certain non-trading equity investments would be classified at fair value through profit or loss or fair value though Other comprehensive income with dividends recognised in net income.

–	Embedded derivatives are no longer considered for bifurcation but are included in the assessment of the cash flows for the classification of the financial asset as a whole.

–

Financial assets which meet the requirements for classification at amortised cost are optionally permitted to be measured at fair value if that eliminates or significantly reduces an accounting mismatch.

–	Reclassifications are required if, and only if, there is a change in the business model.

Aspects of financial instrument accounting which will be addressed in future phases of the project include the accounting for financial liabilities, impairment of amortised cost financial assets and hedge accounting. The Group is assessing the impacts of the first phase in the project, as well as following developments in the future phases.

178

Consolidated accounts Barclays PLC

Consolidated income statement

For the year ended 31st December

	Notes	2009 £m	2008 £m	2007 £m

Continuing operations
Interest income	2	21,236	28,010	25,296
Interest expense	2	(9,318)	(16,541)	(15,698)
Net interest income		11,918	11,469	9,598
Fee and commission income	3	9,946	7,573	6,741
Fee and commission expense	3	(1,528)	(1,082)	(970)
Net fee and commission income		8,418	6,491	5,771
Net trading income	4	7,001	1,339	3,754
Net investment income	4	56	680	1,216
Principal transactions		7,057	2,019	4,970
Net premiums from insurance contracts	5	1,172	1,090	1,011
Other income	6	1,389	367	186
Total income		29,954	21,436	21,536
Net claims and benefits incurred on insurance contracts	5	(831)	(237)	(492)
Total income net of insurance claims		29,123	21,199	21,044
Impairment charges and other credit provisions	7	(8,071)	(5,419)	(2,795)
Net income		21,052	15,780	18,249
Staff costs	8	(9,948)	(7,204)	(7,611)
Administration and general expenses	9	(5,561)	(5,305)	(3,854)
Depreciation of property, plant and equipment	23	(759)	(606)	(453)
Amortisation of intangible assets	22	(447)	(276)	(178)
Operating expenses		(16,715)	(13,391)	(12,096)
Share of post-tax results of associates and joint ventures	20	34	14	42
Profit on disposal of subsidiaries, associates and joint ventures	38	188	327	28
Gains on acquisitions	40	26	2,406	–
Profit before tax		4,585	5,136	6,223
Tax	10	(1,074)	(453)	(1,699)
Profit after tax from continuing operations		3,511	4,683	4,524
Discontinued operations
Profit after tax for the year from discontinued operations, including gain on disposal	39	6,777	604	571
Net profit for the year		10,288	5,287	5,095
Profit attributable to equity holders of the Parent from:
Continuing operations		2,628	3,795	3,886
Discontinued operations		6,765	587	531
Total		9,393	4,382	4,417
Profit attributable to non-controlling interests	33	895	905	678
		10,288	5,287	5,095
		p	p	p

Earnings per share
Basic earnings per share	11	86.2	59.3	68.9
Basic earnings per share – continuing operations		24.1	51.4	60.6
Basic earnings per share – discontinued operations		62.1	7.9	8.3
Diluted earnings per share	11	81.6	57.5	66.9
Diluted earnings per share – continuing operations		22.7	49.8	58.8
Diluted earnings per share – discontinued operations		58.9	7.7	8.1
Interim dividend per ordinary share		1.0	11.5	11.50
Final dividend per ordinary share	1	1.5	–	22.50

		£m	£m	£m
Interim dividend paid		113	906	768
Final dividend	1	176	–	1,485

The Board of Directors approved the accounts set out on pages 167 to 282 on 9th March 2010.

The accompanying notes form an integral part of the Consolidated accounts.

179

Consolidated accounts Barclays PLC

Consolidated statement of comprehensive income

For the year ended 31st December

	2009 £m	2008 £m	2007 £m
Net profit for the year	10,288	5,287	5,095
Other comprehensive income:
Continuing operations
Currency translation differences	(861)	2,274	43
Available for sale financial assets	1,236	(1,561)	1
Cash flow hedges	165	376	359
Other	–	(5)	22
Tax relating to components of other comprehensive income	(26)	851	40

Other comprehensive income for the year, net of tax, from continuing operations	514	1,935	465
Other comprehensive income for the year, net of tax, from discontinued operations	(58)	114	26
Total comprehensive income for the year	10,744	7,336	5,586

Attributable to:
Equity holders of the Parent	9,556	6,213	4,854
Non-controlling interests	1,188	1,123	732
	10,744	7,336	5,586

Income tax relating to each component of other comprehensive income is disclosed in Note 10.

180

Consolidated accounts Barclays PLC

Consolidated balance sheet

As at 31st December

	Notes	2009 £m	2008 £m

Assets
Cash and balances at central banks		81,483	30,019
Items in the course of collection from other banks		1,593	1,695
Trading portfolio assets	12	151,344	185,637
Financial assets designated at fair value:
– held on own account	13	41,311	54,542
– held in respect of linked liabilities to customers under investment contracts	13	1,257	66,657
Derivative financial instruments	14	416,815	984,802
Loans and advances to banks	15	41,135	47,707
Loans and advances to customers	15	420,224	461,815
Available for sale financial investments	16	56,483	64,976
Reverse repurchase agreements and cash collateral on securities borrowed	17	143,431	130,354
Other assets	18	6,358	6,302
Current tax assets		349	389
Investments in associates and joint ventures	20	422	341
Goodwill	21	6,232	7,625
Intangible assets	22	2,563	2,777
Property, plant and equipment	23	5,626	4,674
Deferred tax assets	19	2,303	2,668

Total assets		1,378,929	2,052,980

Liabilities
Deposits from banks		76,446	114,910
Items in the course of collection due to other banks		1,466	1,635
Customer accounts		322,429	335,505
Trading portfolio liabilities	12	51,252	59,474
Financial liabilities designated at fair value	24	86,202	76,892
Liabilities to customers under investment contracts	13	1,679	69,183
Derivative financial instruments	14	403,416	968,072
Debt securities in issue		135,902	149,567
Repurchase agreements and cash collateral on securities lent	17	198,781	182,285
Other liabilities	25	12,101	12,640
Current tax liabilities		992	1,216
Insurance contract liabilities, including unit-linked liabilities	26	2,140	2,152
Subordinated liabilities	27	25,816	29,842
Deferred tax liabilities	19	470	304
Provisions	28	590	535
Retirement benefit liabilities	30	769	1,357

Total liabilities		1,320,451	2,005,569

Shareholders’ equity
Called up share capital	31	2,853	2,093
Share premium account	31	7,951	4,045
Other equity	31	–	3,652
Other reserves	32	2,768	2,793
Retained earnings	32	33,845	24,208
Less: treasury shares	32	(140)	(173)
Shareholders’ equity excluding non-controlling interests		47,277	36,618
Non-controlling interests	33	11,201	10,793

Total shareholders’ equity		58,478	47,411

Total liabilities and shareholders’ equity		1,378,929	2,052,980

The accompanying notes form an integral part of the Consolidated accounts.

Marcus Agius

Group Chairman

John Varley

Group Chief Executive

Chris Lucas

Group Finance Director

181

Consolidated accounts Barclays PLC

Consolidated statement of changes in equity

	Notes	Share capital and share premium [a] £m	Other Reserves [b] £m	Retained earnings [c] £m	Total £m	Non- controlling interests [d] £m	Total equity £m

Balance at 1st January 2009		6,138	6,272	24,208	36,618	10,793	47,411
Net profit for the year		–	–	9,393	9,393	895	10,288
Other comprehensive income:
Currency translation differences		–	(1,138)	–	(1,138)	277	(861)
Available for sale financial assets		–	1,250	–	1,250	(14)	1,236
Cash flow hedges		–	194	–	194	(29)	165
Tax relating to components of other comprehensive income		–	(256)	171	(85)	59	(26)
Other comprehensive income net of tax from discontinued operations		–	(75)	17	(58)	–	(58)

Total comprehensive income		–	(25)	9,581	9,556	1,188	10,744

Issue of new ordinary shares		749	–	–	749	–	749
Issue of shares under employee share schemes		35	–	298	333	–	333
Net purchase of treasury shares		–	(47)	–	(47)	–	(47)
Transfers		–	80	(80)	–	–	–
Dividends	1	–	–	(113)	(113)	(767)	(880)
Net decrease in non-controlling interest arising on acquisitions, disposals and capital issuances		–	–	–	–	(82)	(82)
Conversion of Mandatorily Convertible Notes		3,882	(3,652)	(230)	–	–	–
Other		–	–	181	181	69	250

Balance at 31st December 2009		10,804	2,628	33,845	47,277	11,201	58,478

Balance at 1st January 2008		1,707	614	20,970	23,291	9,185	32,476
Net profit for the year		–	–	4,382	4,382	905	5,287
Other comprehensive income:
Currency translation differences		–	2,174	–	2,174	100	2,274
Available for sale financial assets		–	(1,559)	–	(1,559)	(2)	(1,561)
Cash flow hedges		–	271	–	271	105	376
Tax relating to components of other comprehensive income		–	882	(46)	836	15	851
Other		–	–	(5)	(5)	–	(5)
Other comprehensive income net of tax from discontinued operations		–	124	(10)	114	–	114

Total comprehensive income		–	1,892	4,321	6,213	1,123	7,336

Issue of new ordinary shares		4,422	–	–	4,422	–	4,422
Issue of shares under employee share schemes		19	–	463	482	–	482
Issue of shares and warrants		–	–	1,410	1,410	–	1,410
Repurchase of shares		(10)	10	(173)	(173)	–	(173)
Net purchase of treasury shares		–	(350)	–	(350)	–	(350)
Transfers		–	437	(437)	–	–	–
Dividends		–	–	(2,344)	(2,344)	(703)	(3,047)
Net increase in non-controlling interest arising on acquisitions, disposals and capital issuances		–	–	–	–	1,338	1,338
Issue of Mandatorily Convertible Notes		–	3,652	–	3,652	–	3,652
Other		–	17	(2)	15	(150)	(135)

Balance at 31st December 2008		6,138	6,272	24,208	36,618	10,793	47,411

Notes

a	Details of share capital and share premium are shown in Note 31.

b	Details of other reserves are shown in Note 32. Other reserves above includes treasury shares.

c	Details of retained earnings and treasury shares are shown in Note 32.

d	Details of non-controlling interests are shown in Note 33.

182

Consolidated accounts Barclays PLC

Consolidated cash flow statement

For the year ended 31st December

	2009 £m	2008 £m	2007 £m

Continuing operations
Reconciliation of profit before tax to net cash flows from operating activities:
Profit before tax	4,585	5,136	6,223
Adjustment for non-cash items:
Allowance for impairment	8,071	5,419	2,795
Depreciation, amortisation and impairment of property, plant, equipment and intangibles	1,196	885	651
Other provisions, including pensions	428	804	753
Net profit from associates and joint ventures	(34)	(14)	(42)
Net profit on disposal of investments and property, plant and equipment	(383)	(371)	(862)
Net profit from disposal of associates and joint ventures	3	–	(26)
Net profit from disposal of subsidiaries	(191)	(327)	(2)
Net gains on acquisitions	(26)	(2,406)	–
Other non-cash movements [a]	4,573	960	(1,181)
Changes in operating assets and liabilities:
Net decrease/(increase) in loans and advances to banks and customers	25,482	(58,431)	(77,987)
Net (decrease)/increase in deposits and debt securities in issue	(49,203)	77,743	90,589
Net decrease/(increase) in derivative financial instruments	3,321	(17,529)	(2,144)
Net decrease/(increase) in trading assets	34,334	26,919	(18,227)
Net decrease in trading liabilities	(8,222)	(5,928)	(6,472)
Net increase/(decrease) in financial investments	20,459	5,229	(4,379)
Net (increase)/decrease in other assets	(465)	(3,016)	1,116
Net decrease in other liabilities	(907)	(477)	(1,071)
Tax paid	(1,177)	(1,404)	(1,254)

Net cash from operating activities	41,844	33,192	(11,520)

Purchase of available for sale investments	(78,420)	(57,756)	(26,899)
Proceeds from sale or redemption of available for sale investments	88,559	51,429	38,423
Net addition of intangible assets	(226)	(666)	(227)
Purchase of property, plant and equipment	(1,150)	(1,643)	(1,182)
Proceeds from sale of property, plant and equipment	372	799	617
Acquisitions of subsidiaries, net of cash acquired	(28)	(961)	(270)
Disposal of subsidiaries, net of cash disposed	339	238	383
Disposal of discontinued operation, net of cash disposed	2,469	–	–
Increase in investment in subsidiaries	–	(157)	(668)
Decrease in investment in subsidiaries	–	19	57
Acquisition of associates and joint ventures	(81)	(96)	(220)
Disposal of associates and joint ventures	69	137	145
Other cash flows associated with investing activities	(15)	(5)	153

Net cash from investing activities	11,888	(8,662)	10,312

Dividends paid	(633)	(2,697)	(2,151)
Proceeds of borrowings and issuance of debt securities	3,549	5,763	4,646
Repayments of borrowings and redemption of debt securities	(4,383)	(1,207)	(683)
Net issue of shares and other equity instruments	773	9,505	2,494
Repurchase of shares and other equity instruments	–	(173)	(1,802)
Net disposal/(purchase) of treasury shares	33	87	(48)
Net issue of shares to non-controlling interests	–	1,356	1,331

Net cash from financing activities	(661)	12,634	3,787

Effect of exchange rates on cash and cash equivalents	(2,864)	(6,018)	(537)

Net cash from discontinued operations	(376)	286	83

Net increase in cash and cash equivalents	49,831	31,432	2,125

Cash and cash equivalents at beginning of year	64,509	33,077	30,952

Cash and cash equivalents at end of year	114, 340	64,509	33,077

Cash and cash equivalents comprise:
Cash and balances at central banks	81,483	30,019	5,801
Loans and advances to banks	41,135	47,707	40,120
Less: non-cash and amounts with original maturity greater than three months	(10,674)	(15,428)	(19,377)
	30,461	32,279	20,743
Available for sale treasury and other eligible bills	56,483	64,976	43,072
Less: non-cash and amounts with original maturity greater than three months	(54,239)	(62,876)	(41,688)
	2,244	2,100	1,384
Trading portfolio assets	151,344	185,637	193,691
Less: non-cash and amounts with original maturity greater than three months	(151,192)	(185,526)	(188,556)
	152	111	5,135
Other	–	–	14
	114,340	64,509	33,077

Interest received in 2009 was £32,437m (2008: £41,017m, 2007: £49,441m) and interest paid in 2009 was £20,889m (2008: £38,975m, 2007: £37,821m). The Group is required to maintain balances with central banks and other regulatory authorities and these amounted to £2,470m at 31st December 2009 (2008: £1,050m).

Note

a	Other non-cash movements principally comprise movements in exchange rates and the fair value of available for sale investments less subordinated debt hedging.

183

Accounts of Barclays PLC

Parent company accounts

Income statement For the year ended 31st December	2009 £m	2008 £m	2007 £m
Dividends received from subsidiary	103	1,173	3,287
Interest income	53	7	4
Trading gain/(loss)	–	18	(13)
Other income	–	–	15
Management charge from subsidiary	(4)	(4)	(4)
Profit before tax	152	1,194	3,289
Tax	(27)	(1)	–

Profit after tax	125	1,193	3,289

The Company had no staff during the year (2008: nil, 2007: nil).

Profit after tax and total comprehensive income for the year was £125m (2008: £1,193m, 2007: £3,289m). There were no other components of total comprehensive income other than the net profit for the year.

Balance sheet As at 31st December	Notes	2009 £m	2008 £m
Assets
Non-current assets
Investment in subsidiaries	41	20,215	15,340
Current assets
Cash and balances at central banks		1	–
Other assets		26	3,851
Total assets		20,242	19,191

Liabilities
Current liabilities
Amounts payable within one year		28	1

Shareholders’ equity
Called up share capital	31	2,853	2,093
Share premium account	31	7,951	4,045
Other equity	31	–	3,652
Capital redemption reserve	32	394	394
Retained earnings	32	9,016	9,006

Total shareholders’ equity		20,214	19,190

Total liabilities and shareholders’ equity		20,242	19,191

The accompanying notes form an integral part of the accounts.

Marcus Agius

Group Chairman

John Varley

Group Chief Executive

Chris Lucas

Group Finance Director

184

Accounts of Barclays PLC

Parent company accounts

continued

Statement of changes in equity	Notes	Share capital and share premium [a] £m	Other reserves [b] £m	Retained earnings [c] £m	Total equity £m
Balance at 1st January 2009		6,138	4,046	9,006	19,190
Total comprehensive income:
Net profit for the year and total comprehensive income		–	–	125	125
Issue of new ordinary shares		749	–	–	749
Issue of shares under employee share schemes		35	–	–	35
Issue of warrants		–	–	–	–
Mandatorily Convertible Notes issued		3,882	(3,652)	(230)	–
Repurchase of shares		–	–	–	–
Dividends	1	–	–	(113)	(113)
Other		–	–	228	228

Balance at 31st December 2009		10,804	394	9,016	20,214

Balance at 1st January 2008		1,707	384	8,990	11,081
Total comprehensive income:
Net profit for the year and total comprehensive income		–	–	1,193	1,193
Issue of new ordinary shares		4,422	–	634	5,056
Issue of shares under employee share schemes		19	–	–	19
Issue of warrants		–	–	776	776
Mandatorily Convertible Notes issued		–	3,652	–	3,652
Repurchase of shares		(10)	10	(173)	(173)
Dividends		–	–	(2,414)	(2,414)
Other		–	–	–	–

Balance at 31st December 2008		6,138	4,046	9,006	19,190

In 2009 and 2008 there were no other components of total comprehensive income other than the net profit for the year.

Notes

a	Details of share capital and share premium are shown in Note 31.

b	Details of other reserves are shown in Note 32.

c	Details of retained earnings are shown in Note 32.

185

Cash flow statement For the year ended 31st December	2009 £m	2008 £m	2007 £m
Reconciliation of profit before tax to net cash flows from operating activities:
Profit before tax	152	1,194	3,289
Changes in operating assets and liabilities:
Net decrease/(increase) in other assets	2	(16)	(3)
Net increase/(decrease) in other liabilities	1	–	(3)

Net cash from operating activities	155	1,178	3,283
Capital contribution to subsidiaries	(800)	(4,362)	(1,434)
Purchase of shares in subsidiaries	(25)	(16)	(316)
Liquidation of subsidiary	–	205	–

Net cash used in investing activities	(825)	(4,173)	(1,750)
Issue of shares and other equity instruments	784	4,911	2,494
Dividends paid	(113)	(2,414)	(2,129)
Repurchase of ordinary shares	–	(173)	(1,802)

Net cash from financing activities	671	2,324	(1,437)

Net increase/(decrease) in cash and cash equivalents	1	(671)	96

Cash and cash equivalents at beginning of year	–	671	575

Cash and cash equivalents at end of year	1	–	671

Cash and cash equivalents comprise:
Cash and balances at central banks	1	–	671

Net cash from operating activities includes:
Dividends received	103	1,173	3,287
Interest received	53	7	4

The Parent Company’s principal activity is to hold the investment in its wholly-owned subsidiary, Barclays Bank PLC. Dividends received are treated as operating income.

The Company was not exposed at 31st December 2009 or 2008 to significant risks arising from the financial instruments it holds; which comprised cash, balances with central banks and other assets which had no credit or market risk.

Non-cash transactions

During 2008 Barclays Bank PLC issued £4,050m of Mandatorily Convertible Notes (MCNs), which had mandatorily converted into ordinary shares of Barclays PLC by 30th June 2009. Barclays PLC’s right to receive the MCNs was included in other assets in 2008, with a corresponding increase, net of issue costs, in other equity. In 2009, Barclays PLC waived its rights over the MCNs, which have been added to its cost of investment in its subsidiary.

The accompanying notes form an integral part of the accounts.

186

Notes to the accounts

For the year ended 31st December 2009

1 Dividends per share

The Directors have recommended the final dividend in respect of 2009 of 1.5p per ordinary share of 25p each, amounting to a total of £176m, which will be paid on 19th March 2010. The financial statements for the year ended 31st December 2009 do not reflect these dividends, which will be accounted for in shareholders’ equity as an appropriation of retained profits in the year ending 31st December 2010. The financial statements to 31st December 2009 include the 2009 interim dividend of £113m.

2 Net interest income

Interest arising from:	2009 £m	2008 £m	2007 £m
Cash and balances with central banks	131	174	145
Available for sale investments	1,937	2,355	2,580
Loans and advances to banks	513	1,267	1,416
Loans and advances to customers	18,456	23,754	19,559
Other interest income	199	460	1,596

Interest income	21,236	28,010	25,296
Deposits from banks	(634)	(2,189)	(2,720)
Customer accounts	(2,716)	(6,697)	(4,110)
Debt securities in issue	(3,889)	(5,910)	(6,651)
Subordinated liabilities	(1,718)	(1,349)	(878)
Other interest expense	(361)	(396)	(1,339)

Interest expense	(9,318)	(16,541)	(15,698)

Net interest income	11,918	11,469	9,598

Interest income includes £185m (2008: £135m, 2007: £113m) arising from impaired loans.

Other interest income principally includes interest income relating to reverse repurchase agreements. Similarly, other interest expense principally includes interest expense relating to repurchase agreements and hedging activity.

Included in net interest income is hedge ineffectiveness as detailed in Note 14.

3 Net fee and commission income

	2009 £m	2008 £m	2007 £m

Fee and commission income
Brokerage fees	88	56	78
Investment management fees	133	120	122
Banking and credit related fees and commissions	9,578	7,208	6,363
Foreign exchange commissions	147	189	178

Fee and commission income	9,946	7,573	6,741

Fee and commission expense	(1,528)	(1,082)	(970)

Net fee and commission income	8,418	6,491	5,771

187

4 Principal transactions

	2009 £m	2008 £m	2007 £m
Net trading income	7,001	1,339	3,754

Net gain from disposal of available for sale assets	349	212	560
Dividend income	6	196	26
Net (loss)/gain from financial instruments designated at fair value	(208)	33	293
Other investment (losses)/income	(91)	239	337

Net investment income	56	680	1,216

Principal transactions	7,057	2,019	4,970

Net trading income includes the profits and losses arising both on the purchase and sale of trading instruments and from the revaluation to fair value, together with the interest income earned from these instruments and the related funding cost.

Net trading income included a £682m gain (2008: £1,272m, 2007: £640m) related to foreign exchange dealings.

The net loss on financial assets designated at fair value included within principal transactions was £2,557m (2008: £6,602m loss, 2007: £78m gain) of which losses of £2,349m (2008: £6,635m loss, 2007: £215m loss) were included in net trading income and losses of £208m (2008: £33m gain, 2007: £293m gain) were included within net investment income.

The net loss on financial liabilities designated at fair value included within principal transactions was £3,158m (2008: £3,328m gain, 2007: £231m loss) all of which was included within net trading income.

Net trading income includes the net loss from tightening credit spreads relating to Barclays Capital issued structured notes held at fair value of £1,820m (2008: £1,663m gain, 2007: £658m gain).

5 Insurance premiums and insurance claims and benefits

	2009 £m	2008 £m	2007 £m
Gross premiums from insurance contracts	1,224	1,138	1,062
Premiums ceded to reinsurers	(52)	(48)	(51)

Net premiums from insurance contracts	1,172	1,090	1,011

	2009 £m	2008 £m	2007 £m
Gross claims and benefits incurred on insurance contracts	858	263	520
Reinsurers’ share of claims incurred	(27)	(26)	(28)

Net claims and benefits incurred on insurance contracts	831	237	492

6 Other income

	2009 £m	2008 £m	2007 £m
Increase/(decrease) in fair value of assets held in respect of linked liabilities to customers under investment contracts	102	(1,219)	23
(Increase)/decrease in liabilities to customers under investment contracts	(102)	1,219	(23)
Property rentals	64	73	53
Gains on debt buy backs and extinguishments	1,255	24	–
Other	70	270	133

Other income	1,389	367	186

188

Notes to the accounts

For the year ended 31st December 2009

continued

7 Impairment charges and other credit provisions

	2009 £m	2008 £m	2007 £m
Impairment charges on loans and advances
New and increased impairment allowances	8,111	5,116	2,871
Releases	(631)	(358)	(338)
Recoveries	(150)	(174)	(227)
Impairment charges on loans and advances	7,330	4,584	2,306
Charge in respect of provision for undrawn contractually committed facilities and guarantees provided	28	329	476
Impairment charges on loans and advances and other credit provisions	7,358	4,913	2,782
Impairment charges on reverse repurchase agreements	43	124	–
Impairment on available for sale assets	670	382	13

Impairment charges and other credit provisions	8,071	5,419	2,795

An analysis of the impairment charges by class of financial instrument is included in Note 47.

8 Staff costs

	2009 £m	2008 £m	2007 £m
Salaries and accrued incentive payments	8,081	5,787	6,322
Social security costs	606	444	480
Pension costs – defined contribution plans	224	221	119
Pension costs – defined benefit plans (Note 30)	(33)	89	150
Other post-retirement benefits (Note 30)	16	1	9
Other	1,054	662	531

Staff costs	9,948	7,204	7,611

Included in salaries and incentive payments is £290m (2008: £257m, 2007: £551m) arising from equity settled share-based payments, of which £56m (2008: £23m, 2007: £60m) is a charge related to option-based schemes and of which £12m (2008: £35m, 2007: £74m) relates to discontinued operations. Also included is £8m (2008: £3m, 2007: £8m) arising from cash settled share-based payments.

In December 2009, the UK government announced that the Finance Bill 2010 will introduce a bank payroll tax of 50% applicable to discretionary bonuses over £25,000 awarded to UK bank employees between 9th December 2009 and 5th April 2010. Draft legislation and further guidance on its application has been published. Based on this, and in accordance with IAS 19 – Employee benefits, the Group has accrued for the estimated tax payable in respect of employee services provided during the period. For 2009, £190m has been included within Other Staff Costs in respect of 2009 cash awards. A further provision of £35m has also been included in Other Staff Costs in respect of certain prior year awards being distributed during the tax window, which may fall within the proposed legislation.

Staff costs above relate to continuing operations only. Total staff costs for the Group (including both continuing and discontinued operations) was

£10,683m (2008: £7,779m, 2007: £8,405m) comprising salaries and accrued incentive payments of £8,595m (2008: £6,273m, 2007: £6,993m), social security costs of £621m (2008: £464m, 2007: £508m), pension costs of £217m (2008: £326m, 2007: £291m), other post-retirement benefits of £19m (2008: £1m, 2007: £10m) and other staff costs of £1,231m (2008: £715m, 2007: £603m).

The total average number of persons employed by the Group (including both continuing and discontinued operations) during the year was 153,800 (2008: 151,500).

9 Administration and general expenses

	2009 £m	2008 £m	2007 £m
Administrative expenses	4,889	4,791	3,691
Impairment charges/(releases)
– property and equipment (Note 23)	34	33	2
– intangible assets (Note 22)	27	(3)	14
– goodwill (Note 21)	1	112	–
Operating lease rentals	639	520	414
Gain on property disposals	(29)	(148)	(267)
Administration and general expenses	5,561	5,305	3,854

189

9 Administration and general expenses continued

Auditors’ remuneration

	Notes		Audit £m	Audit related £m	Taxation services £m	Other services £m	Total £m

2009
Audit of the Group’s annual accounts			12	–	–	–	12
Other services:
Fees payable for the audit of the Company’s associates pursuant to legislation	a	)	23	–	–	–	23
Other services supplied pursuant to such legislation	b	)	–	2	–	–	2
Other services relating to taxation	c	)	–	–	7	–	7
Services relating to corporate finance transactions entered into or proposed to be entered into by or on behalf of the Company or any of its associates	d	)	–	–	–	3	3
Other			–	4	–	1	5

Total auditors’ remuneration			35	6	7	4	52

2008
Audit of the Group’s annual accounts			12	–	–	–	12
Other services:
Fees payable for the audit of the Company’s associates pursuant to legislation	a	)	19	–	–	–	19
Other services supplied pursuant to such legislation	b	)	–	2	–	–	2
Other services relating to taxation	c	)	–	–	9	–	9
Services relating to corporate finance transactions entered into or proposed to be entered into by or on behalf of the Company or any of its associates	d	)	–	–	–	2	2
Other			–	4	–	1	5

Total auditors’ remuneration			31	6	9	3	49

2007
Audit of the Group’s annual accounts			7	–	–	–	7
Other services:
Fees payable for the audit of the Company’s associates pursuant to legislation	a	)	11	–	–	–	11
Other services supplied pursuant to such legislation	b	)	6	2	–	–	8
Other services relating to taxation	c	)	–	–	3	–	3
Services relating to corporate finance transactions entered into or proposed to be entered into by or on behalf of the Company or any of its associates	d	)	–	–	–	5	5
Other			–	1	–	1	2

Total auditors’ remuneration			24	3	3	6	36

The figures shown in the above table relate to fees paid to PricewaterhouseCoopers LLP and its associates for continuing operations of business. Fees paid to other auditors not associated with PricewaterhouseCoopers LLP in respect of the audit of the Company’s subsidiaries were £3m (2008: £3m, 2007: £2m).

a)	Fees payable for the audit of the Company’s associates pursuant to legislation comprise the fees for the statutory audit of the subsidiaries and associated pension schemes both inside and outside Great Britain and fees for the work performed by the associates of PricewaterhouseCoopers LLP in respect of the consolidated financial statements of the Company. The fees relating to the audit of the associated pension schemes were £0.5m (2008: £0.2m, 2007: £0.3m).

b)	Other services supplied pursuant to such legislation comprise services in relation to statutory and regulatory filings. These include audit services for the review of the interim financial information under the Listing Rules of the UK listing authority and fees paid for reporting under Section 404 of the US Sarbanes-Oxley Act (Section 404). In 2009 and 2008 fees paid for reporting under Section 404 are not separately identifiable from the fees of the audit of the Group’s annual accounts and the Company’s associates.

c)	Other services relating to taxation include compliance services such as tax return preparation and advisory services such as consultation on tax matters, tax advice relating to transactions and other tax planning and advice.

d)	Services relating to corporate finance transactions comprise due diligence related to transactions and other work in connection with such transactions.

Excluded from the total auditors’ remuneration above are fees paid to PricewaterhouseCoopers LLP and associates relating to BGI (discontinued operations) of £4m (2008: £3m, 2007: £8m).

190

Notes to the accounts

For the year ended 31st December 2009

continued

10 Tax

The charge for tax is based upon the UK corporation tax rate of 28% (2008: 28.5%, 2007: 30%) and comprises:

	2009 £m	2008 £m	2007 £m

Current tax charge/(credit)
Current year	1,249	1,201	2,013
Adjustment for prior years	(118)	98	10

	1,131	1,299	2,023

Deferred tax charge/(credit)
Current year	45	(577)	(297)
Adjustment for prior years	(102)	(269)	(27)

	(57)	(846)	(324)

Total charge	1,074	453	1,699

The effective tax rate for the years 2009, 2008 and 2007 is lower than the standard rate of corporation tax in the UK of 28% (2008: 28.5%, 2007: 30%). The differences are set out below:

	2009 £m	2008 £m	2007 £m

Profit before tax	4,585	5,136	6,223
Tax charge at standard UK corporation tax rate of 28% (2008: 28.5%, 2007: 30%)	1,284	1,464	1,867
Adjustment for prior years	(220)	(171)	(17)
Effect of overseas tax rates different from UK standard tax rate	(27)	175	(82)
Non-taxable gains and income (including amounts offset by unrecognised tax losses)	(112)	(859)	(136)
Share-based payments	(38)	201	71
Deferred tax assets not recognised/(previously not recognised)	27	(504)	(159)
Change in tax rates	(12)	(1)	24
Other non-allowable expenses	172	148	131

Overall tax charge	1,074	453	1,699

Effective tax rate	23%	9%	27%

The effective tax rate for 2009, based on profit before tax on continuing operations was 23.4% (2008: 8.8%). The effective tax rate differs from the UK tax rate of 28% (2008: 28.5%) because of non-taxable gains and income, different tax rates applied to taxable profits and losses outside the UK, disallowed expenditure and adjustments in respect of prior years. The low effective tax rate of 8.8% on continuing operations in 2008 mainly resulted from the Lehman Brothers North American business acquisition.

Tax effects relating to each component of other comprehensive income

For the year ended 31st December	2009			2008			2007
	Before tax amount £m	Tax (expense)/ benefit £m	Net of tax amount £m	Before tax amount £m	Tax (expense)/ benefit £m	Net of tax amount £m	Before tax amount £m	Tax (expense)/ benefit £m	Net of tax amount £m
Continuing operations
Currency translation differences	(861)	(2)	(863)	2,274	840	3,114	43	102	145
Available for sale	1,236	(177)	1,059	(1,561)	207	(1,354)	1	(1)	–
Cash flow hedge	165	(65)	100	376	(194)	182	359	(119)	240
Other	–	218	218	(5)	(2)	(7)	22	58	80

Other comprehensive income	540	(26)	514	1,084	851	1,935	425	40	465

191

11 Earnings per share

	2009 £m	2008 £m	2007 £m
Continuing operations
Profit attributable to equity holders of Parent	2,628	3,795	3,886
Dilutive impact of convertible options	(17)	(19)	(15)

Profit attributable to equity holders of Parent including dilutive impact of convertible options	2,611	3,776	3,871

Discontinued operations	6,765	587	531

	2009 million	2008 million	2007 million
Basic weighted average number of shares in issue	10,890	7,389	6,410
Number of potential ordinary shares	594	188	177

Diluted weighted average number of shares	11,484	7,577	6,587

	p	p	p
Basic earnings per share	86.2	59.3	68.9
Continuing operations	24.1	51.4	60.6
Discontinued operations	62.1	7.9	8.3
Diluted earnings per share	81.6	57.5	66.9
Continuing operations	22.7	49.8	58.8
Discontinued operations	58.9	7.7	8.1

The calculation of basic earnings per share is based on the profit attributable to equity holders of the Parent and the number of basic weighted average number of shares excluding own shares held in employee benefits trusts and shares held for trading.

The basic weighted average number of shares in issue in the year ended 31st December 2009 reflects the full year impact of the 1,803 million shares issued during 2008, the 2,642 million shares that were issued during the first six months of 2009 following conversion in full of the Mandatorily Convertible Notes, and the weighted average impact of the 379 million warrants exercised during 2009. The increase in the number of potential ordinary shares is primarily driven by the warrants issued in 2008 becoming dilutive in 2009 as the average share price exceeded the warrants’ exercise price.

When calculating the diluted earnings per share, the profit attributable to equity holders of the Parent is adjusted for the dilutive impact of the potential conversion of outstanding options held in respect of Absa Group Limited that would increase the Group’s non-controlling interests on exercise. In addition, the weighted average number of shares in issue is adjusted for the effects of all dilutive potential ordinary shares held in respect of Barclays PLC, totalling 594 million (2008: 188 million, 2007: 177 million).

Of the total number of employee share options and share awards at 31st December 2009, 97 million were anti-dilutive (2008: 64 million, 2007: nil).

Subsequent to the balance sheet date, the Group continued to make on-market purchases of treasury shares for the purposes of satisfying its various employee share schemes. No adjustment has been made to earnings per share in respect of these purchases.

12 Trading portfolio

	2009 £m	2008 £m

Trading portfolio assets
Treasury and other eligible bills	9,926	4,544
Debt securities	116,594	148,686
Equity securities	19,602	30,535
Traded loans	2,962	1,070
Commodities	2,260	802

Trading portfolio assets	151,344	185,637

Trading portfolio liabilities
Treasury and other eligible bills	(381)	(79)
Debt securities	(44,327)	(44,309)
Equity securities	(6,468)	(14,919)
Commodities	(76)	(167)

Trading portfolio liabilities	(51,252)	(59,474)

As disclosed in Note 51, £8,027m of collateralised loan obligations were reclassified from the trading portfolio to loans and receivables during the year.

192

Notes to the accounts

For the year ended 31st December 2009

continued

13 Financial assets designated at fair value

Held on own account

	2009 £m	2008 £m
Loans and advances	22,390	30,187
Debt securities	4,007	8,628
Equity securities	6,256	6,496
Other financial assets	8,658	9,231

Financial assets designated at fair value – held on own account	41,311	54,542

The maximum exposure to credit risk on loans and advances designated at fair value at 31st December 2009 was £22,390m (2008: £30,187m). The amount by which related credit derivatives and similar instruments mitigate the exposure to credit risk at 31st December 2009 was £1,416m (2008: £2,084m).

The net loss attributable to changes in credit risk for loans and advances designated at fair value was £2,370m in 2009 (2008: £2,550m). The gains on related credit derivatives was £229m for the year (2008: £519m).

The cumulative net loss attributable to changes in credit risk for loans and advances designated at fair value since initial recognition is £5,321m at 31st December 2009 (2008: £2,951m). The cumulative change in fair value of related credit derivatives at 31st December 2009 is £744m (2008: £515m).

Held in respect of linked liabilities to customers under investment contracts/liabilities arising from investment contracts

	2009 £m	2008 £m
Financial assets designated at fair value held in respect of linked liabilities to customers under investment contracts	1,257	66,657
Cash and bank balances within the portfolio	422	2,526

Assets held in respect of linked liabilities to customers under investment contracts	1,679	69,183

Liabilities to customers under investment contracts	(1,679)	(69,183)

A portion of the Group’s fund management business in 2008, mostly relating to BGI, takes the legal form of investment contracts, under which legal title to the underlying investment is held by the Group, but the inherent risks and rewards in the investments are borne by the investors. In the normal course of business, the Group’s financial interest in such investments is restricted to fees for investment management services.

Due to the nature of these contracts, the carrying value of the assets is always the same as the value of the liabilities and any change in the value of the assets results in an equal but opposite change in the value of the amounts due to the policyholders.

The Group is therefore not exposed to the financial risks – market risk, credit risk and liquidity risk – inherent in the investments and they are omitted from the disclosures on financial risks in Notes 47 to 49.

On the balance sheet, the assets are included as ‘Financial assets designated at fair value – held in respect of linked liabilities to customers under investment contracts’. Balances within the portfolio have been included in the Group’s cash balances. The associated obligation to deliver the value of the investments to customers at their fair value on-balance sheet date is included as ‘Liabilities to customers under investment contracts’.

The increase/decrease in fair value arising from the return on the investments and the corresponding increase/decrease in linked liabilities to customers is disclosed in Note 6.

193

14 Derivative financial instruments

The Group’s objectives and policies on managing the risks that arise in connection with derivatives, including the policies for hedging, are included in Notes 46 to 49.

The fair values and notional amounts of derivative instruments held for trading are set out in the following table:

		2009			2008
	Notional contract amount £m	Fair value		Notional contract amount £m	Fair value
Year ended 31st December Derivatives held for trading		Assets £m	Liabilities £m		Assets £m	Liabilities £m
Foreign exchange derivatives
Forward foreign exchange	1,457,271	18,148	(18,019)	1,374,108	44,631	(46,371)
Currency swaps	810,666	26,008	(32,357)	828,983	47,077	(53,116)
OTC options bought and sold	539,976	7,332	(7,321)	426,739	15,405	(14,331)

OTC derivatives	2,807,913	51,488	(57,697)	2,629,830	107,113	(113,818)
Exchange traded futures – bought and sold	2,035	–	–	8,008	–	–
Exchange traded options – bought and sold	28,220	–	–	1,295	–	–

Foreign exchange derivatives	2,838,168	51,488	(57,697)	2,639,133	107,113	(113,818)

Interest rate derivatives
Interest rate swaps	9,408,811	193,133	(179,744)	17,624,591	498,661	(496,292)
Forward rate agreements	4,436,628	3,595	(3,289)	4,377,619	8,853	(8,224)
OTC options bought and sold	5,113,613	63,647	(61,304)	5,598,960	105,743	(101,005)

OTC derivatives	18,959,052	260,375	(244,337)	27,601,170	613,257	(605,521)
Exchange traded futures – bought and sold	547,685	–	–	586,312	–	–
Exchange traded options – bought and sold	272,960	–	–	276,752	–	–
Exchange traded swaps	13,424,261	–	–	9,411,001	–	–

Interest rate derivatives	33,203,958	260,375	(244,337)	37,875,235	613,257	(605,521)

Credit derivatives
Swaps	2,016,796	56,295	(51,780)	4,129,244	184,072	(170,011)

Equity and stock index derivatives
OTC options bought and sold	124,944	13,042	(15,681)	180,157	19,576	(19,998)
Equity swaps and forwards	45,922	2,057	(1,718)	51,267	3,432	(2,819)

OTC derivatives	170,866	15,099	(17,399)	231,424	23,008	(22,817)
Exchange traded futures – bought and sold	57,565	–	–	38,340	–	–
Exchange traded options – bought and sold	130,885	2,631	(2,371)	121,712	5,551	(3,109)

Equity and stock index derivatives	359,316	17,730	(19,770)	391,476	28,559	(25,926)

Commodity derivatives
OTC options bought and sold	92,508	4,262	(4,215)	78,680	6,565	(10,261)
Commodity swaps and forwards	252,621	22,872	(22,012)	407,015	38,316	(35,556)

OTC derivatives	345,129	27,134	(26,227)	485,695	44,881	(45,817)
Exchange traded futures – bought and sold	312,883	2,436	(2,008)	165,564	3,953	(2,745)
Exchange traded options – bought and sold	55,729	180	(200)	54,435	161	(233)

Commodity derivatives	713,741	29,750	(28,435)	705,694	48,995	(48,795)

Derivative assets/(liabilities) held for trading	39,131,979	415,638	(402,019)	45,740,782	981,996	(964,071)

194

Notes to the accounts

For the year ended 31st December 2009

continued

14 Derivative financial instruments continued

The fair values and notional amounts of derivative instruments held for risk management are set out in the following table:

	2009			2008
	Notional contract amount £m	Fair value		Notional contract amount £m	Fair value
Year ended 31st December Derivatives held for trading		Assets £m	Liabilities £m		Assets £m	Liabilities £m
Derivatives designated as cash flow hedges
Currency swaps	–	–	–	586	–	(271)
Interest rate swaps	79,241	478	(494)	60,669	1,013	(1,011)
Equity options	–	–	–	400	–	(154)
OTC options bought and sold	673	2	–	–	–	–
Forward foreign exchange	2,224	237	(51)	1,871	309	(354)
Exchange traded interest rate swaps	33,534	–	–	20,028	–	–

Derivatives designated as cash flow hedges	115,672	717	(545)	83,554	1,322	(1,790)

Derivatives designated as fair value hedges
Currency swaps	502	10	–	2,666	283	(105)
Interest rate swaps	12,199	357	(459)	14,010	1,052	(357)
Equity options	7,710	53	(56)	259	124	(110)
Forward foreign exchange	5,386	18	(103)	–	–	–
Exchange traded interest rate swaps	32,257	–	–	18,767	–	–

Derivatives designated as fair value hedges	58,054	438	(618)	35,702	1,459	(572)

Derivatives designated as hedges of net investments
Forward foreign exchange	5,321	22	(97)	2,019	4	(76)
Currency swaps	971	–	(137)	3,675	21	(1,563)

Derivatives designated as hedges of net investment	6,292	22	(234)	5,694	25	(1,639)

Derivative assets/(liabilities) held for risk management	180,018	1,177	(1,397)	124,950	2,806	(4,001)

Interest rate derivatives, designated as cash flow hedges, primarily hedge the exposure to cash flow variability from interest rates of variable rate loans to banks and customers, variable rate debt securities held and highly probable forecast financing transactions and reinvestments.

Interest rate derivatives designated as fair value hedges primarily hedge the interest rate risk of fixed rate borrowings in issue, fixed rate loans to banks and customers and investments in fixed rate debt securities held.

Currency derivatives are primarily designated as hedges of the foreign currency risk of net investments in foreign operations.

The Group’s total derivative asset and liability position as reported on the balance sheet is as follows:

	2009			2008
	Notional contract amount £m	Fair value		Notional contract amount £m	Fair value
Year ended 31st December		Assets £m	Liabilities £m		Assets £m	Liabilities £m
Total derivative assets/(liabilities) held for trading	39,131,979	415,638	(402,019)	45,740,782	981,996	(964,071)
Total derivative assets/(liabilities) held for risk management	180,018	1,177	(1,397)	124,950	2,806	(4,001)

Derivative assets/(liabilities)	39,311,997	416,815	(403,416)	45,865,732	984,802	(968,072)

Derivative assets and liabilities subject to counterparty netting agreements amounted to £343bn (2008: £862bn). Additionally, the Group held £31bn (2008: £55bn) of collateral against the net derivative assets exposure.

195

14 Derivative financial instruments continued

The Group has hedged the following forecast cash flows, which primarily vary with interest rates. These cash flows are expected to impact the income statement in the following periods, excluding any hedge adjustments that may be applied:

	Total £m	Up to one year £m	Between one to two years £m	Between two to three years £m	Between three to four years £m	Between four to five years £m	More than five years £m
2009
Forecast receivable cash flows	3,304	467	838	837	700	370	92
Forecast payable cash flows	558	51	96	122	145	116	28
2008
Forecast receivable cash flows	2,569	875	586	596	347	127	38
Forecast payable cash flows	974	275	166	175	145	123	90

The maximum length of time over which the Group hedges exposure to the variability in future cash flows for forecast transactions, excluding those forecast transactions related to the payment of variable interest on existing financial instruments, is nine years (2008: seven years).

All gains or losses on hedging derivatives relating to forecast transactions, which are no longer expected to occur, have been recycled to the income statement.

A loss of £1,478m on hedging instruments was recognised in relation to fair value hedges in net interest income (2008: £2,439m gain). A gain of £1,604m on the hedged items was recognised in relation to fair value hedges in net interest income (2008: £2,423m loss).

Ineffectiveness recognised in relation to cash flow hedges in net interest income was a gain of £21m (2008: £14m gain). Ineffectiveness recognised in relation to hedges of net investment was a loss of £5m (2008: £2m gain).

15 Loans and advances to banks and customers

	2009 £m	2008 £m
Gross loans and advances to banks	41,196	47,758
Less: Allowance for impairment	(61)	(51)

Loans and advances to banks	41,135	47,707
Gross loans and advances to customers	430,959	468,338
Less: Allowance for impairment	(10,735)	(6,523)

Loans and advances to customers	420,224	461,815

196

Notes to the accounts

For the year ended 31st December 2009

continued

16 Available for sale financial investments

	2009 £m	2008 £m
Debt securities	43,888	58,831
Treasury bills and other eligible bills	5,919	4,003
Equity securities	6,676	2,142

Available for sale financial investments	56,483	64,976

Movement in available for sale financial investments
At beginning of year	64,976	43,072
Exchange and other adjustments	(4,399)	14,275
Acquisitions and transfers	83,915	59,703
Disposals (through sale and redemption)	(88,854)	(50,501)
Gains/(losses) from changes in fair value recognised in equity	1,576	(1,174)
Impairment charge	(670)	(382)
Amortisation charge	(6)	(17)
Business disposals/discontinued operations	(55)	–

At end of year	56,483	64,976

17 Securities borrowing, securities lending, repurchase and reverse repurchase agreements

Amounts included in the balance sheet and reported on a net basis where the Group has the intention and the legal ability to settle net or realise simultaneously were as follows:

a) Reverse repurchase agreements and cash collateral on securities borrowed

Amounts advanced to counterparties under reverse repurchase agreements and cash collateral provided under stock borrowing agreements are treated as collateralised loans receivable. The related securities purchased or borrowed subject to an agreement with the counterparty to repurchase them are not recognised on-balance sheet where the risks and rewards of ownership remain with the counterparty.

	2009 £m	2008 £m
Banks	67,872	55,471
Customers	75,559	74,883
Reverse repurchase agreements and cash collateral held on securities borrowed	143,431	130,354

b) Repurchase agreements and cash collateral on securities lent

Securities that are not recorded on the balance sheet (for example, securities that have been obtained as a result of reverse repurchase and stock borrowing transactions) may also be lent or sold subject to a commitment to repurchase – such securities remain off-balance sheet. In both instances, amounts received from counterparty are treated as liabilities, which at 31st December were as follows:

	2009 £m	2008 £m
Banks	93,692	87,403
Customers	105,089	94,882
Repurchase agreements and cash collateral on securities lent	198,781	182,285

18 Other assets

	2009 £m	2008 £m
Sundry debtors	4,909	4,814
Prepayments	1,010	882
Accrued income	347	483
Reinsurance assets	92	123
Other assets	6,358	6,302

Included in the above are balances of £4,978m (2008: £4,704m) expected to be recovered within no more than 12 months after the balance sheet date and balances of £1,380m (2008: £1,598m) expected to be recovered more than 12 months after the balance sheet date.

Other assets include £3,476m (2008: £3,096m) of receivables which meet the definition of financial assets.

197

19 Deferred tax

The components of deferred taxes disclosed on the balance sheet are as follows:

	2009 £m	2008 £m
Deferred tax liability	(470)	(304)
Deferred tax asset	2,303	2,668
Net deferred tax	1,833	2,364

Deferred taxes are calculated on all temporary differences under the liability method. Movements on deferred tax assets and liabilities were as follows:

	Fixed asset timing differences £m	Available for sale investments £m	Cash flow hedges £m	Pensions and other retirement benefits £m	Allowance for impairment on loans £m	Other provisions £m	Tax losses carried forward £m	Share based payments £m	Other £m	Total £m
Liabilities	(945)	(46)	(368)	–	–	–	–	–	(1,075)	(2,434)
Assets	87	57	246	403	356	532	1,659	342	1,116	4,798
At 1st January 2009	(858)	11	(122)	403	356	532	1,659	342	41	2,364
Income statement	340	(8)	44	(189)	39	15	(785)	50	293	(201)
Equity	–	(21)	(59)	–	–	–	–	156	24	100
Acquisitions and disposals	1	–	–	(5)	(1)	(8)	4	(41)	(98)	(148)
Exchange and other adjustments	(26)	(8)	(2)	10	(15)	(245)	160	(171)	15	(282)

	(543)	(26)	(139)	219	379	294	1,038	336	275	1,833
Liabilities	(660)	(54)	(278)	–	–	–	–	–	(197)	(1,189)
Assets	117	28	139	219	379	294	1,038	336	472	3,022

At 31st December 2009	(543)	(26)	(139)	219	379	294	1,038	336	275	1,833

Liabilities	(803)	(101)	(51)	–	–	–	–	–	(771)	(1,726)
Assets	–	–	44	491	108	377	215	428	671	2,334
At 1st January 2008	(803)	(101)	(7)	491	108	377	215	428	(100)	608
Income statement	124	8	5	(90)	223	(10)	598	(215)	227	870
Equity	–	103	(161)	–	–	–	750	(33)	(13)	646
Acquisitions and disposals	(195)	–	–	–	–	56	–	75	(211)	(275)
Exchange and other adjustments	16	1	41	2	25	109	96	87	138	515

	(858)	11	(122)	403	356	532	1,659	342	41	2,364
Liabilities	(945)	(46)	(368)	–	–	–	–	–	(1,075)	(2,434)
Assets	87	57	246	403	356	532	1,659	342	1,116	4,798

At 31st December 2008	(858)	11	(122)	403	356	532	1,659	342	41	2,364

The amount of deferred tax liability expected to be settled after more than 12 months is £955m (2008: £1,949m).

The amount of deferred tax asset expected to be recovered after more than 12 months is £2,446m (2008: £4,593m).

The deferred tax assets balance includes £197m (2008: £2,139m) which is the excess deferred tax assets over deferred tax liabilities in entities which have suffered a loss in either the current or prior year. This is based on management assessment that it is probable that the relevant entities will have taxable profits against which the temporary differences can be utilised.

Deferred tax assets have not been recognised in respect of deductible temporary differences (gross) of £4m (2008: £9m), unused tax losses (gross) of £8,542m (2008: £4,083m loss) and unused tax credits of £nil (2008: £46m). Tax losses of £8,516m expire in 2029. The other tax losses, tax credits and temporary differences do not expire under current tax legislation. Deferred tax assets have not been recognised in respect of these items because it is not probable that future taxable profit will be available against which the Group can utilise benefits. The unused tax losses include amounts relating to non-UK branches of Barclays Bank PLC where the future tax benefit might be restricted to the amount in excess of the UK rate.

The amount of temporary differences associated with investments in subsidiaries, branches, associates and joint ventures for which deferred tax liabilities have not been recognised is £738m (2008: £8,429m).

198

Notes to the accounts

For the year ended 31st December 2009

continued

20 Investments in associates and joint ventures

Share of net assets

	Associates		Joint ventures		Total
.	2009 £m	2008 £m	2009 £m	2008 £m	2009 £m	2008 £m

At beginning of year	175	90	166	287	341	377
Share of results before tax	21	25	21	(6)	42	19
Share of tax	(2)	(3)	(6)	(2)	(8)	(5)

Share of post-tax results	19	22	15	(8)	34	14
Dividends paid	–	–	(1)	–	(1)	–
New investments	198	6	1	27	199	33
Acquisitions	38	62	3	1	41	63
Disposals	(58)	(20)	(14)	(117)	(72)	(137)
Exchange and other adjustments	(122)	15	2	(24)	(120)	(9)

At end of year	250	175	172	166	422	341

Goodwill included above:

	Associates		Joint ventures		Total
.	2009 £m	2008 £m	2009 £m	2008 £m	2009 £m	2008 £m
Cost

At beginning of year	–	–	31	27	31	27
Acquisitions	19	–	–	–	19	–
Exchange and other adjustments	(1)	–	(1)	4	(2)	4

At end of year	18	–	30	31	48	31

The Group holds investments in associates listed on the Johannesburg Stock Exchange: Pinnacle Point Group Limited, Blue Financial Services Limited (acquired during 2009) and Sekunjalo Investments Limited (acquired during 2009). The fair value of the Group’s investment in these associates is £15m (2008: £60m). Ambit Properties Limited was disposed during 2009 (2008: fair value of £51m).

Aggregate cash consideration paid for additional investments in associates and joint ventures was £82m (2008: £96m), which also included New China Trust. Additional investments for non-cash consideration, include Barclays Vida y Pensiones Compañía de Seguros (£69m) and associates held by Crescent Real Estate Holdings LLC (£89m).

Summarised financial information for the Group’s associates and joint ventures is set out below:

	2009		2008
.	Associates £m	Joint ventures £m	Associates £m	Joint ventures £m
Property, plant and equipment	1,174	98	788	104
Financial investments	772	6	124	–
Trading portfolio assets	426	–	–	–
Loans to banks and customers	712	3,124	271	2,883
Other assets	1,855	293	1,343	418

Total assets	4,939	3,521	2,526	3,405
Deposits from banks and customers	2,200	2,751	1,376	2,207
Trading portfolio liabilities	370	107	–	–
Other liabilities	1,666	380	985	890
Shareholders’ equity	703	283	165	308

Total liabilities and shareholders’ equity	4,939	3,521	2,526	3,405
Net income	1,022	391	859	357
Operating expenses	(1,045)	(342)	(732)	(364)

(Loss)/profit before tax	(23)	49	127	(7)

(Loss)/profit after tax	(96)	30	52	(11)

The amounts included above, which include the entire assets, liabilities and net income of the investees, not just the Group’s share, are based on accounts made up to 31st December 2009 with the exception of certain undertakings for which the amounts are based on accounts made up to dates not earlier than three months before the balance sheet date.

The Group’s share of commitments and contingencies of its associates and joint ventures is £5m (2008: £nil).

199

21 Goodwill

	2009 £m	2008 £m

Net book value
At beginning of year	7,625	7,014
Acquisitions	63	400
Business disposals/discontinued operations	(1,503)	(10)
Impairment charge	(1)	(112)
Exchange and other adjustments	48	333

At end of year	6,232	7,625

Goodwill is allocated to business operations according to business segments identified by the Group under IFRS 8, as follows:

Goodwill allocation by business segment[a]	2009 £m	2008 [b] £m
UK Retail Banking	3,146	3,139
Barclays Commercial Bank	22	10
Barclaycard	525	413
GRCB – Western Europe	886	948
GRCB – Emerging Markets	39	49
GRCB – Absa	1,116	1,084
Barclays Capital	107	95
Barclays Global Investors	–	1,496
Barclays Wealth	391	391

Goodwill	6,232	7,625

The goodwill disposal relates to Barclays Global Investors. During 2009, the allocation of balances has been updated to reflect certain changes in the business structure.

Goodwill is reviewed annually for impairment, or more frequently when there are indicators that impairment may have occurred, by comparing the carrying value to its recoverable amount.

Impairment testing of goodwill

The recoverable amount of each operation’s goodwill is based on value-in-use or fair value less costs to sell calculations. The calculations are based upon discounting expected pre-tax cash flows at a risk-adjusted interest rate appropriate to the cash generating unit, the determination of both of which requires the exercise of judgement. The estimation of pre-tax cash flows is sensitive to the periods for which forecasts are available and to assumptions regarding the long-term sustainable cash flows. While forecasts are compared with actual performance and external economic data, expected cash flows naturally reflect management’s view of future performance.

At 31st December 2009, the goodwill allocated to UK Retail Banking was £3,146m (2008: £3,139m) including £3,130m (2008: £3,130m) relating to Woolwich, the goodwill allocated to GRCB – Absa was £1,116m (2008: £1,084m) and the goodwill allocated to Barclays Global Investors was £nil (2008: £1,496m). The remaining aggregate of goodwill of £1,986m (2008: £1,915m) consists of balances relating to multiple business operations which are not considered individually significant.

Key assumptions used in impairment testing for significant goodwill

UK Retail Banking

The recoverable amount of UK Retail Banking has been determined based on a value in use calculation. The calculation uses cash flow predictions based on financial budgets approved by management covering a three-year period, with a terminal growth rate of 3% applied thereafter. The forecast cash flows have been discounted at a rate of 14%. The recoverable amount exceeded the carrying amount including goodwill by £1.2bn. A one percentage point change in the discount rate or the terminal growth rate would reduce the recoverable amount by £0.7bn and £0.5bn respectively. A reduction in the forecast cash flows of 5% per annum would reduce the recoverable amount by £0.4bn.

Global Retail and Commercial Banking – Absa

The recoverable amount of GRCB – Absa has been determined based on a value in use calculation. The calculation uses cash flow predictions based on financial budgets approved by management covering a three year period, with a terminal growth rate of 6% applied thereafter. The forecast cash flows have been discounted at a rate of 14%. The result of the impairment test is not sensitive to reasonably possible changes in key assumptions.

Barclays Global Investors

All of the goodwill in Barclays Global Investors has been disposed of following the sale of this business to BlackRock, Inc on 1st December 2009. The value of the goodwill was recovered in full as a result of the transaction.

Note

a	Following the changes to the Group’s operating segments described in Note 53, the only significant changes to the allocation of goodwill by segment disclosed in the 2009 Form 20-F are:

•	the allocation to Barclays Absa of £1.1bn of goodwill previously held by GRCB – Absa; and

•	the allocation to Barclays Corporate of £0.3bn of goodwill relating to the acquisition of Barclays Russia, previously held by GRCB – Western Europe.

There were in addition a number of other, smaller, realignments following the re-organisation. The table above has not been restated.

b	Figures have been restated for the transfer of Barclays Russia from GRCB – Emerging Markets to GRCB – Western Europe during 2009.

200

Notes to the accounts

For the year ended 31st December 2009

continued

22 Intangible assets

	Internally generated software £m	Other software £m	Core deposit intangibles £m	Brands £m	Customer lists £m	Mortgage servicing rights £m	Licences and other £m	Total £m

2009
Cost
At 1st January 2009	721	328	261	155	1,565	173	426	3,629
Acquisitions and disposals of subsidiaries	–	–	–	–	1	–	109	110
Disposal of discontinued operations	(66)	–	–	(2)	–	–	(32)	(100)
Additions/disposals	264	(36)	–	–	–	–	11	239
Exchange and other adjustments	44	(55)	40	22	(45)	(9)	(52)	(55)

At 31st December 2009	963	237	301	175	1,521	164	462	3,823

Accumulated amortisation and impairment
At 1st January 2009	(284)	(69)	(52)	(55)	(172)	(116)	(104)	(852)
Disposal of discontinued operations	25	–	–	2	–	–	8	35
Disposals	12	4	–	–	–	–	–	16
Amortisation charge	(190)	(29)	(22)	(17)	(136)	(13)	(54)	(461)
Impairment charge	(11)	–	–	(6)	–	–	(10)	(27)
Exchange and other adjustments	(17)	36	(8)	(8)	(10)	12	24	29

At 31st December 2009	(465)	(58)	(82)	(84)	(318)	(117)	(136)	(1,260)

Net book value	498	179	219	91	1,203	47	326	2,563

2008
Cost
At 1st January 2008	388	188	244	149	524	126	161	1,780
Acquisitions and disposals of subsidiaries	–	127	17	6	992	–	210	1,352
Additions/disposals	274	5	–	–	–	–	3	282
Exchange and other adjustments	59	8	–	–	49	47	52	215

At 31st December 2008	721	328	261	155	1,565	173	426	3,629

Accumulated amortisation and impairment
At 1st January 2008	(163)	(57)	(37)	(38)	(101)	(64)	(38)	(498)
Disposals	11	7	–	–	–	–	–	18
Amortisation charge	(86)	(33)	(14)	(15)	(62)	(22)	(59)	(291)
Impairment release	3	–	–	–	–	–	–	3
Exchange and other adjustments	(49)	14	(1)	(2)	(9)	(30)	(7)	(84)

At 31st December 2008	(284)	(69)	(52)	(55)	(172)	(116)	(104)	(852)

Net book value	437	259	209	100	1,393	57	322	2,777

Of the amortisation charge for the year, £447m (2008: £276m) relates to continuing operations.

The impairment release detailed above has been included within other operating expenses.

201

23 Property, plant and equipment

	Investment property £m	Property £m	Equipment £m	Leased assets £m	Total £m

2009
Cost
At 1st January 2009	–	3,624	3,944	304	7,872
Acquisitions and disposals of subsidiaries	978	171	5	–	1,154
Disposal of discontinued operations	–	(120)	(99)	–	(219)
Additions/disposals	137	233	387	(37)	720
Change in fair value of investment properties	6	–	–	–	6
Fully depreciated assets written off	–	(6)	(17)	–	(23)
Exchange and other adjustments	86	(72)	(23)	(201)	(210)

At 31st December 2009	1,207	3,830	4,197	66	9,300

Accumulated depreciation and impairment
At 1st January 2009	–	(1,011)	(2,144)	(43)	(3,198)
Acquisitions and disposals of subsidiaries	–	–	2	–	2
Disposal of discontinued operations	–	33	64	–	97
Depreciation charge	–	(201)	(565)	(20)	(786)
Impairment charge	–	(32)	(2)	–	(34)
Disposals	–	46	97	1	144
Fully depreciated assets written off	–	6	17	–	23
Exchange and other adjustments	–	31	2	45	78

At 31st December 2009	–	(1,128)	(2,529)	(17)	(3,674)

Net book value	1,207	2,702	1,668	49	5,626

2008
Cost
At 1st January 2008	–	2,451	2,995	413	5,859
Acquisitions and disposals of subsidiaries	–	992	218	–	1,210
Additions/disposals	–	8	570	(109)	469
Fully depreciated assets written off	–	(15)	(7)	–	(22)
Exchange and other adjustments	–	188	168	–	356

At 31st December 2008	–	3,624	3,944	304	7,872

Accumulated depreciation and impairment
At 1st January 2008	–	(1,044)	(1,804)	(15)	(2,863)
Acquisitions and disposals of subsidiaries	–	(8)	(12)	–	(20)
Depreciation charge	–	(124)	(475)	(31)	(630)
Impairment charge	–	–	(33)	–	(33)
Disposals	–	168	185	3	356
Fully depreciated assets written off	–	15	7	–	22
Exchange and other adjustments	–	(18)	(12)	–	(30)

At 31st December 2008	–	(1,011)	(2,144)	(43)	(3,198)

Net book value	–	2,613	1,800	261	4,674

Of the depreciation charge for the year £759m (2008: £606m) relates to continuing operations.

The fair value of Barclays investment property is based on valuations supported by appropriately qualified independent valuers.

Leased assets represent assets leased to customers under operating leases.

Certain of the Group’s equipment is held on finance leases, see Note 37.

202

Notes to the accounts

For the year ended 31st December 2009

continued

24 Financial liabilities designated at fair value

	2009		2008
	Fair value £m	Contractual amount due on maturity £m	Fair value £m	Contractual amount due on maturity £m
Debt securities	72,191	77,636	61,297	69,197
Deposits	6,275	6,544	10,518	10,109
Other	7,736	8,811	5,077	6,761
Financial liabilities designated at fair value	86,202	92,991	76,892	86,067

At 31st December 2009, the own credit adjustment arose from the fair valuation of £61.5bn of Barclays Capital structured notes (2008: £54.5bn). The movement in Barclays credit spreads in the year affected the fair value of these notes and as a result revaluation losses of £1,820m were recognised in trading income (2008: £1,663m gains).

The cumulative own credit net gain that has been recognised on issued notes is £501m at 31st December 2009 (2008: £2,321m).

25 Other liabilities

	2009 £m	2008 £m
Accruals and deferred income	6,007	6,495
Sundry creditors	5,972	6,049
Obligations under finance leases (Note 37)	122	96
Other liabilities	12,101	12,640

Included in the above are balances of £10,966m (2008: £11,068m) expected to be settled within no more than 12 months after the balance sheet date; and balances of £1,135m (2008: £1,572m) expected to be settled more than 12 months after the balance sheet date.

Accruals and deferred income includes £108m (2008: £101m) for the Group’s estimated share of levies that will be raised by the Financial Services Compensation Scheme (FSCS). The provision is based on estimates of the Group’s market participation in the relevant charging periods and the interest FSCS will pay on the facilities provided by HM Treasury in support of its obligations to depositors of banks declared in default. The total of these facilities is understood to be some £20bn.

While it is anticipated that the substantial majority of these facilities will be repaid wholly from recoveries from the institutions concerned, there is the risk of shortfall, such that the FSCS may place additional levies on FSCS participants. It is not currently possible to estimate the amount of potential additional levies, or the Group’s share, which is expected to be based on a future level of market participation, or the effect that such levies may have upon operating results in any particular financial period.

26 Insurance assets and liabilities

Insurance assets

Reinsurance assets are £92m (2008: £123m) and relate principally to the Group’s long-term business. Reinsurers’ share of provisions relating to the Group’s short-term business are £7m (2008: £32m). The reinsurance assets expected to be recovered after more than one year are £85m (2008: £91m).

Insurance contract liabilities including unit-linked liabilities

Insurance liabilities comprise the following:

	2009 £m	2008 £m
Insurance contract liabilities:
– linked liabilities	139	125
– non-linked liabilities	1,886	1,908
Provision for claims	115	119

Insurance contract liabilities including unit-linked liabilities	2,140	2,152

Insurance contract liabilities relate principally to the Group’s long-term business. Insurance contract liabilities associated with the Group’s short-term non-life business are £132m (2008: £73m).

203

26 Insurance assets and liabilities continued

Movements in insurance liabilities and reinsurance assets

Movements in insurance assets and insurance contract liabilities were as follows:

		2009			2008
	Gross £m	Reinsurance £m	Net £m	Gross £m	Reinsurance £m	Net £m

At beginning of year	2,152	(123)	2,029	3,903	(157)	3,746
Change in year	(12)	31	19	(1,751)	34	(1,717)
At end of year	2,140	(92)	2,048	2,152	(123)	2,029

Assumptions used to measure insurance liabilities

The assumptions that have the greatest effect on the measurement of the amounts recognised above, and the processes used to determine them were as follows:

Long-term business – linked and non-linked

Mortality – mortality estimates are based on standard industry and national mortality tables, adjusted where appropriate to reflect the Group’s own experience. A margin is added to ensure prudence – for example, future mortality improvements for annuity business.

Renewal expenses level and inflation – expense reserves are a small part of overall insurance liabilities, however, increases in expenses caused by unanticipated inflation or other unforeseen factors could lead to expense reserve increases. Expenses are therefore set using prudent assumptions. Initial renewal expense levels are set by considering expense forecasts for the business and, where appropriate, building in a margin to allow for the increasing burden of fixed costs on the UK closed life book of business. The inflation assumption is set by adding a margin to the market rate of inflation implied by index-linked gilt yields.

Short-term business

Short-term business – for single premium policies the proportion of unearned premiums is calculated based on estimates of the frequency and severity of incidents.

Changes in assumptions

There have been no changes in assumptions in 2009 that have had a material effect on the financial statements.

Uncertainties associated with cash flows related to insurance contracts and risk management activities

The assumptions used to determine uncertainties in cash flows and the processes used to manage risk were as follows:

Long-term insurance contracts (linked and non-linked)

For long-term insurance contracts where death is the insured risk, the most significant factors that could affect the frequency and severity of claims are the incidence of disease, such as AIDS, or general changes in lifestyle, such as in eating, exercise and smoking. Where survival is the insured risk, advances in medical care and social conditions are the key factors that increase longevity.

The Group manages its exposure to risk by operating in part as a unit-linked business, prudent product design, applying strict underwriting criteria, transferring risk to reinsurers, managing claims and establishing prudent reserves.

Short-term insurance contracts

For payment protection contracts where inability to make payments under a loan contract is the insured risk, the most significant factors are the health of the policyholder and the possibility of unemployment which depends upon, among other things, long-term and short-term economic factors. The Group manages its exposure to such risks through prudent product design, efficient claims management, prudent reserving methodologies and bases, regular product, economic and market reviews and regular adequacy tests on the size of the reserves.

Absa insures property and motor vehicles, for which the most significant factors that could affect the frequency and severity of claims are climatic change and crime. Absa manages its exposure to risk by diversifying insurance risks accepted and transferring risk to reinsurers.

Sensitivity analysis

The following table presents the sensitivity of the level of insurance contract liabilities disclosed in this note to movements in the actuarial assumptions used to calculate them. The percentage change in variable is applied to a range of existing actuarial modelling assumptions to derive the possible impact on net profit after tax. The disclosure is not intended to explain the impact of a percentage change in the insurance assets and liabilities disclosed above.

	2009		2008
	Change in variable %	Net profit after tax impact £m	Change in variable %	Net profit after tax impact £m

Long-term insurance contracts:
Improving mortality (annuitants only)	10	–	10	1
Worsening of mortality (assured lives only)	10	14	10	20
Worsening of base renewal expense level	20	11	20	19
Worsening of expense inflation rate	10	3	10	1

Short-term insurance contracts:
Worsening of claim expense assumptions	10	5	10	3

Any change in net profit after tax would result in a corresponding increase or decrease in shareholders’ equity.

The above analyses are based on a change in a single assumption while holding all other assumptions constant. In practice this is unlikely to occur.

204

Notes to the accounts

For the year ended 31st December 2009

continued

26 Insurance assets and liabilities continued

Options and guarantees

The Group’s insurance contracts do not contain options or guarantees that give rise to material risk.

Concentration of insurance risk

The Group considers that the concentration of insurance risk that is most relevant to the Group financial statements is according to the type of cover offered and the location of insured risk. The following table shows the maximum amounts payable under all of the Group’s insurance products. It ignores the probability of insured events occurring and the contribution from investments backing the insurance policies. The table shows the broad product types and the location of the insured risk, before and after the impact of reinsurance that represents the risk that is passed to other insurers.

	2009				2008
	Before Reinsurance £m	Reinsurance £m	After Reinsurance £m	Before Reinsurance £m	Reinsurance £m	After Reinsurance £m
Total benefits insured by product type
Long-term insurance contracts	13,405	(1,547)	11,858	19,193	(3,591)	15,602
Short-term insurance contracts	49,359	(4,145)	45,214	36,228	(2,735)	33,493
Total benefits insured	62,764	(5,692)	57,072	55,421	(6,326)	49,095

Total benefits insured by geographic location
United Kingdom	5,727	(363)	5,364	8,120	(525)	7,595
Other European Union	1,724	(20)	1,704	6,519	(2,305)	4,214
Africa	55,313	(5,309)	50,004	40,782	(3,496)	37,286
Total benefits insured	62,764	(5,692)	57,072	55,421	(6,326)	49,095

Reinsurer credit risk

For the long-term business, reinsurance programmes are in place to restrict the amount of cover on any single life. The reinsurance cover is spread across highly rated companies to diversify the risk of reinsurer solvency. Net insurance reserves include a margin to reflect reinsurer credit risk.

27 Subordinated liabilities

Subordinated liabilities, which are all issued by Barclays Bank PLC (‘The Bank’) or other subsidiaries of the Group, include accrued interest and comprise dated and undated loan capital as follows:

		2009 £m	2008 £m
Undated loan capital		8,148	13,673
Dated loan capital		17,668	16,169
		25,816	29,842

Undated loan capital
	Notes	2009 £m	2008 £m
Non-convertible
Barclays Bank PLC
6% Callable Perpetual Core Tier One Notes	a,p	424	487
6.86% Callable Perpetual Core Tier One Notes (US$1,000m)	a,p	784	1,118
5.3304% Step-up Callable Perpetual Reserve Capital Instruments	b,q	560	652
5.926% Step-up Callable Perpetual Reserve Capital Instruments (US$1,350m)	c,r	928	1,109
6.3688% Step-up Callable Perpetual Reserve Capital Instruments	m,ac	567	600
7.434% Step-up Callable Perpetual Reserve Capital Instruments (US$1,250m)	n,ad	866	1,055
14% Step-up Callable Perpetual Reserve Capital Instruments	e,s	2,608	2,514
Junior Undated Floating Rate Notes (US$121m)	d,t	75	83
7.7% Undated Subordinated Notes (US$99m, 2008: US$2,000m)	o,af	65	1,644
Undated Floating Rate Primary Capital Notes Series 3	d,u	145	147
9.25% Perpetual Subordinated Bonds (ex-Woolwich plc)	f,v	95	232
9% Permanent Interest Bearing Capital Bonds	g,w	43	120
8.25% Undated Subordinated Notes	o,ae	152	1,092
7.125% Undated Subordinated Notes	h,x	180	620
6.875% Undated Subordinated Notes	i,y	151	729
6.375% Undated Subordinated Notes	j,z	147	526
6.125% Undated Subordinated Notes	k,aa	220	666
6.5% Undated Subordinated Notes (FFr 1,000m)		–	151
5.03% Reverse Dual Currency Undated Subordinated Loan (Yen 8,000m)	l,ab	55	51
5% Reverse Dual Currency Undated Subordinated Loan (Yen 12,000m)	l,ab	83	77

Undated loan capital – non-convertible		8,148	13,673

205

27 Subordinated liabilities continued

Security and subordination

None of the undated loan capital is secured.

The Junior Undated Floating Rate Notes (the Junior Notes) rank behind the claims against the Bank of depositors and other unsecured unsubordinated creditors and holders of dated loan capital.

All other issues of undated loan capital rank pari passu with each other and behind the claims of the holders of the Junior Notes, except for the 6% and 6.86% Callable Perpetual Core Tier One Notes (the TONs) and the 5.3304%, 5.926%, 6.3688%, 7.434% and 14% Step-up Callable Perpetual Reserve Capital Instruments (the RCIs) (such issues, excluding the TONs and the RCIs, being the Undated Notes and Loans).

The TONs and the RCIs rank pari passu with each other and behind the claims of the holders of the Undated Notes and Loans.

Interest

Notes

a)	These TONs bear a fixed rate of interest until 2032. After that date, in the event that the TONs are not redeemed, the TONs will bear interest at rates fixed periodically in advance, based on London interbank rates.

b)	These RCIs bear a fixed rate of interest until 2036. After that date, in the event that the RCIs are not redeemed, the RCIs will bear interest at rates fixed periodically in advance, based on London interbank rates.

c)	These RCIs bear a fixed rate of interest until 2016. After that date, in the event that the RCIs are not redeemed, the RCIs will bear interest at rates fixed periodically in advance, based on London interbank rates.

d)	These Notes bear interest at rates fixed periodically in advance, based on London interbank rates.

e)	These RCIs bear a fixed rate of interest until 2019. After that date, in the event that the RCIs are not redeemed, the RCIs will bear interest at rates fixed periodically in advance, based on London interbank rates.

f)	These Bonds bear a fixed rate of interest until 2021. After that date, in the event that the Bonds are not redeemed, the coupon will be reset to a fixed margin over a reference gilt rate for a further period of five years.

g)	The interest rate on these Bonds is fixed for the life of this issue.

h)	These Notes bear a fixed rate of interest until 2020. After that date, in the event that the Notes are not redeemed, the coupon will be reset to a fixed margin over a reference gilt rate for a further period of five years.

i)	These Notes bear a fixed rate of interest until 2015. After that date, in the event that the Notes are not redeemed, the coupon will be reset to a fixed margin over a reference gilt rate for a further period of five years.

j)	These Notes bear a fixed rate of interest until 2017. After that date, in the event that the Notes are not redeemed, the coupon will be reset to a fixed margin over a reference gilt rate for a further period of five years.

k)	These Notes bear a fixed rate of interest until 2027. After that date, in the event that the Notes are not redeemed, the coupon will be reset to a fixed margin over a reference gilt rate for a further period of five years.

l)	These Loans bear a fixed rate of interest until 2028 based on a US Dollar principal amount, but the interest payments have been swapped, resulting in a Yen interest rate payable, which is fixed periodically in advance based on London interbank rates. After that date, in the event that the Loans are not redeemed, the Loans will bear Yen interest rates fixed periodically in advance, based on London interbank rates.

m)	These RCIs bear a fixed rate of interest until 2019. After that date, in the event that the RCIs are not redeemed, the RCIs will bear interest at rates fixed periodically in advance, based on London interbank rates.

n)	These RCIs bear a fixed rate of interest until 2017. After that date, in the event that the RCIs are not redeemed, the RCIs will bear interest at rates fixed periodically in advance, based on London interbank rates.

o)	These Notes bear a fixed rate of interest until 2018. After that date, in the event that the Notes are not redeemed, the Notes will bear interest at rates fixed periodically in advance, based on London interbank rates.

206

Notes to the accounts

For the year ended 31st December 2009

continued

27 Subordinated liabilities continued

Barclays Bank PLC is not obliged to make a payment of interest on its Undated Notes and Loans excluding the 9.25% Perpetual Subordinated Bonds, 7.7% Undated Subordinated Notes and 8.25% Undated Subordinated Notes if, in the preceding six months, a dividend has not been declared or paid on any class of shares of Barclays PLC or, in certain cases, any class of preference shares of the Bank. The Bank is not obliged to make a payment of interest on its 9.25% Perpetual Subordinated Bonds if, in the immediately preceding 12 months’ interest period, a dividend has not been paid on any class of its share capital. Interest not so paid becomes payable in each case if such a dividend is subsequently paid or in certain other circumstances. During the year, the Bank declared and paid dividends on its ordinary shares and on all classes of preference shares.

No payment of principal or any interest may be made unless the Bank satisfies a specified solvency test.

The Bank may elect to defer any payment of interest on the 7.7% Undated Subordinated Notes and 8.25% Undated Subordinated Notes. Until such time as any deferred interest has been paid in full, neither the Bank nor Barclays PLC may declare or pay a dividend, subject to certain exceptions, on any of its ordinary shares, preference shares, or other share capital or satisfy any payments of interest or coupons on certain other junior obligations.

The Bank may elect to defer any payment of interest on the RCIs (b, c, e, m and n above). Any such deferred payment of interest must be paid on the earlier of (i) the date of redemption of the RCIs, (ii) the coupon payment date falling on or nearest to the tenth anniversary of the date of deferral of such payment, and (iii) in respect of e above only, substitution. Whilst such deferral is continuing, neither the Bank nor Barclays PLC may declare or pay a dividend, subject to certain exceptions, on any of its ordinary shares or preference shares.

The Bank may elect to defer any payment of interest on the TONs if it determines that it is, or such payment would result in it being, in non-compliance with capital adequacy requirements and policies of the FSA. Any such deferred payment of interest will only be payable on a redemption of the TONs. Until such time as the Bank next makes a payment of interest on the TONs, neither the Bank nor Barclays PLC may (i) declare or pay a dividend, subject to certain exceptions, on any of their respective ordinary shares or Preference Shares, or make payments of interest in respect of the Bank’s Reserve Capital Instruments and (ii) certain restrictions on the redemption, purchase or reduction of their respective share capital and certain other securities also apply.

Repayment

Notes

p)	These TONs are repayable, at the option of the Bank, in whole on any coupon payment date falling in or after June 2032.

q)	These RCIs are repayable, at the option of the Bank, in whole on any coupon payment date falling in or after December 2036.

r)	These RCIs are repayable, at the option of the Bank, in whole on any coupon payment date falling in or after December 2016.

s)	These RCIs are repayable, at the option of the Bank, in whole on any coupon payment date falling in or after June 2019.

t)	These Notes are repayable, at the option of the Bank, in whole or in part on any interest payment date.

u)	These Notes are repayable, at the option of the Bank, in whole on any interest payment date.

v)	These Bonds are repayable, at the option of the Bank, in whole in 2021, or on any fifth anniversary thereafter.

w)	These Bonds are repayable, at the option of the Bank, in whole at any time.

x)	These Notes are repayable, at the option of the Bank, in whole in 2020, or on any fifth anniversary thereafter.

y)	These Notes are repayable, at the option of the Bank, in whole in 2015, or on any fifth anniversary thereafter.

z)	These Notes are repayable, at the option of the Bank, in whole in 2017, or on any fifth anniversary thereafter.

aa)	These Notes are repayable, at the option of the Bank, in whole in 2027, or on any fifth anniversary thereafter.

ab)	These Loans are repayable, at the option of the Bank, in whole in 2028, or on any fifth anniversary thereafter.

ac)	These RCIs are repayable, at the option of the Bank, in whole on any coupon payment date falling in or after December 2019.

ad)	These RCIs are repayable, at the option of the Bank, in whole on any coupon payment date falling in or after December 2017.

ae)	These Notes are repayable, at the option of the Bank, in whole on any interest payment date falling in or after December 2018.

af)	These Notes are repayable, at the option of the Bank, in whole on any interest payment date falling in or after April 2018.

In addition, each issue of undated loan capital is repayable, at the option of the Bank, in whole for certain tax reasons, either at any time, or on an interest payment date. There are no events of default except non-payment of principal or mandatory interest.

Any repayments require the prior notification to the FSA.

All issues of undated loan capital have been made in the eurocurrency market and/or under Rule 144A, and no issues have been registered under the US Securities Act of 1933.

207

27 Subordinated liabilities continued

Dated loan capital

Dated loan capital is issued by the Bank for the development and expansion of the Group’s business and to strengthen its capital base by Barclays Bank Spain SA (Barclays Spain), Barclays Bank of Botswana Ltd (BBB), Barclays Bank Zambia PLC (Barclays Zambia) and Barclays Bank of Kenya (Barclays Kenya) to enhance their respective capital bases and by Absa and Barclays Bank of Ghana Ltd (BBG) for general corporate purposes. It comprises:

	Notes	2009 £m	2008 £m
Non-convertible
Barclays Bank PLC
7.4% Subordinated Notes 2009 (US$400m)		–	275
Subordinated Fixed to CMS-Linked Notes 2009 (€31m)		–	31
12% Unsecured Capital Loan Stock 2010	a	27	27
5.75% Subordinated Notes 2011 (€1,000m)	a	853	943
5.25% Subordinated Notes 2011 (€250m) (ex-Woolwich plc)	a	246	260
5.015% Subordinated Notes 2013 (US$150m)	a	99	112
4.875% Subordinated Notes 2013 (€750m)	a	693	750
Callable Floating Rate Subordinated Notes 2015 (US$1,500m)	b,j	927	1,031
4.38% Fixed Rate Subordinated Notes 2015 (US$75m)	a	51	88
4.75% Fixed Rate Subordinated Notes 2015 (US$150m)	a	103	81
Floating Rate Subordinated Step-up Callable Notes 2016 (US$750m)	b,j	463	514
Callable Floating Rate Subordinated Notes 2016 (€ 1,250m)	b,j	1,115	1,211
Callable Floating Rate Subordinated Notes 2017 (US$500m)	b,j	309	343
10.125% Subordinated Notes 2017 (ex-Woolwich plc)	g,j	107	109
Floating Rate Subordinated Step-up Callable Notes 2017 (US$1,500m)	b,j	926	1,029
Floating Rate Subordinated Step-up Callable Notes 2017 (€1,500m)	b,j	1,337	1,444
6.05% Fixed Rate Subordinated Notes 2017 (US$2,250m)	a	1,505	1,856
Floating Rate Subordinated Notes 2018 (€40m)	b	36	38
6% Fixed Rate Subordinated Notes due 2018 (€1,750m)	a	1,641	1,767
CMS-Linked Subordinated Notes due 2018 (€100m)	b	92	100
CMS-Linked Subordinated Notes due 2018 (€135m)	b	124	135
Floating Rate Subordinated Notes 2019 (€50m)	b	43	47
Callable Fixed/Floating Rate Subordinated Notes 2019 (€1,000m)	h	915	984
9.5% Subordinated Bonds 2021(ex-Woolwich plc)	a	276	298
Subordinated Floating Rate Notes 2021 (€100m)	b	87	94
10% Fixed Rate Subordinated Notes 2021	a	2,022	–
10.179% Fixed Rate Subordinated Notes 2021 (US$ 1,521m)	a	942	–
Subordinated Floating Rate Notes 2022 (€50m)	b	45	49
Subordinated Floating Rate Notes 2023 (€50m)	b	45	48
Fixed/Floating Rate Subordinated Callable Notes 2023	m,j	568	571
5.75% Fixed Rate Subordinated Notes 2026	a	631	690
5.4% Reverse Dual Currency Subordinated Loan 2027 (Yen 15,000m)	i	105	128
6.33% Subordinated Notes 2032	a	52	53
Subordinated Floating Rate Notes 2040 (€100m)	b	89	96
Barclays Bank SA, Spain (Barclays Spain)
Subordinated Floating Rate Capital Notes 2011 (€ 11m)	b	4	11
Absa
14.25% Subordinated Callable Notes 2014 (ZAR 3,100m)		–	240
10.75% Subordinated Callable Notes 2015 (ZAR 1,100m)	c,j	95	85
Subordinated Callable Notes 2015 (ZAR 400m)	d,j	36	30
8.75% Subordinated Callable Notes 2017 (ZAR 1,500m)	e,j	129	115
Subordinated Callable Notes 2018 (ZAR 1,886m)	d,j	173	144
8.8% Subordinated Fixed Rate Callable Notes 2019 (ZAR 1,725m)	n,j	143	146
Subordinated Callable Notes 2019 (ZAR 3,000m)	d,j	268	–
8.1% Subordinated Callable Notes 2020 (ZAR 2,000m)	f,j	160	130
Subordinated Callable Notes 2028 (ZAR 1,500m)	d,j	127	–
Barclays Bank of Ghana Ltd (BBG)
14% Fixed Rate BBG Subordinated Callable Notes 2016 (GHC 10m)	a,j	4	5
Barclays Bank of Kenya (Barclays Kenya)
Floating Rate Subordinated Notes 2014 (KES 968m)	o	8	8
Floating Rate Subordinated Notes 2015 (KES 740m)	o	6	6
Fixed Rate Subordinated Notes 2015 (KES 1,260m)	a	10	12
Barclays Bank Zambia PLC (Barclays Zambia)
Subordinated Unsecured Floating Rate Capital Notes 2016 (ZMK 49,232m)	p	6	–

Dated loan capital – non-convertible		17,643	16,134

208

Notes to the accounts

For the year ended 31st December 2009

continued

27 Subordinated liabilities continued

	Notes		2009 £m	2008 £m
Convertible
Barclays Bank of Botswana (BBB)
Subordinated Unsecured Fixed Rate Capital Notes 2014 (BWP 190m)	j,k	)	18	17
Barclays Bank Zambia PLC (Barclays Zambia)
Subordinated Unsecured Floating Rate Capital Notes 2015 (ZMK 49,086m)	j,l	)	7	7
Absa
Redeemable cumulative option-holding preference shares (ZAR 147m)			–	11
Dated loan capital convertible			25	35
Total dated loan capital			17,668	16,169

None of the Group’s dated loan capital is secured. The debt obligations of the Bank, Barclays Spain, BBG, BBB, Barclays Zambia, Barclays Kenya and Absa rank ahead of the interests of holders of their equity and the dated loan capital has been issued on the basis that the claims thereunder are subordinated to the respective claims of their depositors and other unsecured unsubordinated creditors.

Interest

Notes

a)	The interest rates on these Notes are fixed for the life of those issues.

b)	These Notes bear interest at rates fixed periodically in advance based on London or European interbank rates.

c)	These Notes bear a fixed rate of interest until 2010. After that date, in the event that the Notes are not redeemed, the Notes will bear interest at rates fixed periodically in advance based on Johannesburg interbank acceptance rates.

d)	These Notes bear interest at rates fixed periodically in advance based on Johannesburg interbank acceptance rates.

e)	These Notes bear a fixed rate of interest until 2012. After that date, in the event that the Notes are not redeemed, the Notes will bear interest at rates fixed periodically in advance based on Johannesburg interbank acceptance rates.

f)	These Notes bear a fixed rate of interest until 2015. After that date, in the event that the Notes are not redeemed, the Notes will bear interest at rates fixed periodically in advance based on Johannesburg interbank acceptance rates.

g)	These Notes bear a fixed rate of interest until 2012. After that date, in the event that the Notes are not redeemed, the coupon will be reset to a fixed margin over a reference gilt rate for a further period of five years.

h)	These Notes bear a fixed rate of interest until 2014. After that date, in the event that the Notes are not redeemed, the Notes will bear interest at rates fixed periodically in advance based on European interbank rates.

i)	This Loan bears a fixed rate of interest based on a US Dollar principal amount, but the interest payments have been swapped, resulting in a Yen interest rate payable which is fixed periodically in advance based on London interbank rates.

j)	Repayable at the option of the issuer, prior to maturity, on conditions governing the respective debt obligations, some in whole or in part, and some only in whole.

k)	These Notes bear interest at rates fixed periodically in advance based on the Bank of Botswana Certificate Rate. All of these Notes will be compulsorily converted to Preference Shares of BBB, having a total par value equal in sum to the principal amount of Notes outstanding at the time of conversion, should BBB experience pre-tax losses in excess of its retained earnings and other capital surplus accounts.

l)	These Notes bear interest at rates fixed periodically in advance based on the Bank of Zambia Treasury Bill rate. All of these Notes will be compulsorily converted to Preference Shares of Barclays Zambia, having a total par value equal in sum to the principal amount of Notes outstanding at the time of conversion, should Barclays Zambia experience pre-tax losses in excess of its retained earnings and other capital surplus accounts.

m)	These Notes bear a fixed rate of interest until 2018. After that date in the event that the Notes are not redeemed, the Notes will bear interest at rates fixed periodically in advance based on London interbank rates.

n)	These Notes bear a fixed rate of interest until 2014. After that date, in the event that the Notes are not redeemed, the Notes will bear interest at rates fixed periodically in advance based on Johannesburg interbank acceptance rates.

o)	These Notes bear interest at rates fixed periodically in advance based on the Central Bank of Kenya Treasury Bill rates.

p)	These Notes bear interest at rates fixed periodically in advance based on the Central Bank of Zambia Treasury Bill rates.

209

27 Subordinated liabilities continued

The 7.4% Subordinated Notes 2009 (the ‘7.4% Notes’) issued by the Bank were registered under the US Securities Act of 1933. All other issues of dated loan capital by the Bank, Barclays Spain, BBG, BBB, Barclays Zambia, Barclays Kenya and Absa, which were made in non-US markets, have not been so registered.

Repayment terms

Unless otherwise indicated, the Group’s dated loan capital outstanding at 31st December 2009 is redeemable only on maturity, subject in particular cases, to provisions allowing an early redemption in the event of certain changes in tax law or, in the case of BBB and Barclays Zambia, to certain changes in legislation or regulations.

Any repayments prior to maturity require, in the case of the Bank, the prior notification to the FSA, in the case of BBB, the prior approval of the Bank of Botswana, in the case of Barclays Zambia, the prior approval of the Bank of Zambia, and in the case of Absa, the prior approval of the South African Registrar of Banks.

There are no committed facilities in existence at the balance sheet date which permit the refinancing of debt beyond the date of maturity.

28 Provisions

	Onerous contracts £m	Redundancy and restructuring £m	Undrawn contractually committed facilities and guarantees provided £m	Sundry provisions £m	Total £m
At 1st January 2009	50	118	109	258	535
Acquisitions and disposals of subsidiaries	–	(2)	1	(6)	(7)
Exchange and other adjustments	–	4	2	–	6
Additions	51	269	119	125	564
Amounts used	(27)	(201)	(21)	(142)	(391)
Unused amounts reversed	(8)	(26)	(48)	(37)	(119)
Amortisation of discount	2	–	–	–	2

At 31st December 2009	68	162	162	198	590

At 1st January 2008	64	82	475	209	830
Acquisitions and disposals of subsidiaries	9	(9)	–	(1)	(1)
Exchange and other adjustments	2	–	63	15	80
Additions	12	269	461	102	844
Amounts used	(41)	(213)	(794)	(42)	(1,090)
Unused amounts reversed	–	(11)	(96)	(25)	(132)
Amortisation of discount	4	–	–	–	4

At 31st December 2008	50	118	109	258	535

Provisions expected to be recovered or settled within no more than 12 months after 31st December 2009 were £466m (2008: £333m).

Sundry provisions are made with respect to commission clawbacks, warranties and litigation claims.

29 Securitisations

The Group was party to securitisation transactions involving its residential mortgage loans, business loans and credit card balances. In addition, the Group acts as a conduit for commercial paper, whereby it acquires static pools of residential mortgage loans from other lending institutions for securitisation transactions.

In these transactions, the assets, or interests in the assets, or beneficial interests in the cash flows arising from the assets, are transferred to a special purpose entity, or to a trust which then transfers its beneficial interests to a special purpose entity, which then issues floating rate debt securities to third-party investors.

Securitisations may, depending on the individual arrangement, result in continued recognition of the securitised assets and the recognition of the debt securities issued in the transaction; lead to partial continued recognition of the assets to the extent of the Group’s continuing involvement in those assets or to derecognition of the assets and the separate recognition, as assets or liabilities, of any rights and obligations created or retained in the transfer. Full derecognition only occurs when the Group transfers both its contractual right to receive cash flows from the financial assets, or retains the contractual rights to receive the cash flows, but assumes a contractual obligation to pay the cash flows to another party without material delay or reinvestment, and also transfers substantially all the risks and rewards of ownership, including credit risk, prepayment risk and interest rate risk.

210

Notes to the accounts

For the year ended 31st December 2009

continued

29 Securitisations continued

The following table shows the carrying amount of securitised assets, stated at the amount of the Group’s continuing involvement where appropriate, together with the associated liabilities, for each category of asset on the balance sheet:

	2009		2008
	Carrying amount of assets £m	Associated liabilities £m	Carrying amount of assets £m	Associated liabilities £m
Loans and advances to customers
Residential mortgage loans	10,374	(10,738)	12,754	(13,172)
Credit card receivables	1,288	(1,288)	1,888	(2,109)
Other personal lending	94	(124)	212	(256)
Wholesale and corporate loans and advances	4,835	(5,999)	7,702	(8,937)

Total	16,591	(18,149)	22,556	(24,474)

Assets designated at fair value through profit or loss
Retained interest in residential mortgage loans	26		316

Balances included within loans and advances to customers represent securitisations where substantially all the risks and rewards of the asset have been retained by the Group.

The excess of total associated liabilities over the carrying amount of assets primarily reflects timing differences in the receipt and payment of cash flows, and foreign exchange movements where the assets and associated liabilities are denominated in different currencies.

Retained interests in residential mortgage loans are securities which represent a continuing exposure to the prepayment and credit risk in the underlying securitised assets. The total amount of the loans was £14,795m (2008: £31,734m). The retained interest is initially recorded as an allocation of the original carrying amount based on the relative fair values of the portion derecognised and the portion retained.

30 Retirement benefit obligations

Pension schemes

The UK Retirement Fund (UKRF), which is the main scheme of the Group, amounting to 93% of all the Group’s schemes in terms of benefit obligations, comprises ten sections.

The 1964 Pension Scheme

Most employees recruited before July 1997 are members of this non-contributory defined benefit scheme. Pensions are calculated by reference to service and pensionable salary and are normally subject to a deduction from State pension age.

The Retirement Investment Scheme (RIS)

A defined contribution plan for most joiners between July 1997 and 1st October 2003. This was closed to new entrants on 1st October 2003 and the large majority of existing members of the RIS transferred to Afterwork in respect of future benefit accrual with effect from 1st January 2004. There are no longer any active members of the RIS.

The Pension Investment Plan (PIP)

A defined contribution plan created from 1st July 2001 to provide benefits for employees of Barclays Capital.

Afterwork

Combines a contributory cash balance element with a voluntary defined contribution element. The majority of new employees outside of Barclays Capital since 1st October 2003 are eligible to join Afterwork. In addition, the large majority of active members of the RIS (now closed) were transferred to Afterwork in respect of future benefit accrual after 1st January 2004.

Career Average Section

The Career Average Section was established in the UKRF with effect from 1st May 2004 following the transfer of members from the Woolwich Pension Fund. The Career Average Section is a non-contributory career average scheme and was closed to new entrants on 1st December 2006.

1951 Fund Section, AP89 Section, BCPS Section, CCS Section and Mercantile Section

Five new sections were established in the UKRF with effect from 31st March 2007 following the merger of the UKRF with five smaller schemes sponsored from within the Group. All five sections are closed to new members.

The 1951 Fund Section, AP89 Section and Mercantile Section provide final salary benefits calculated by reference to service and pensionable salary.

The BCPS and CCS Sections provide defined contribution benefits. The benefits built up in these sections in relation to service before 6th April 1997 are subject to a defined benefit minimum.

In addition, the costs of ill-health retirements and death in service benefits are generally borne by the UKRF for each of the ten sections. From November 2008, members were given the option to contribute by way of salary sacrifice to the UKRF.

On 10th September 2009, the Trust Deed was amended such that with effect from 1st April 2010 the following sections of the UKRF will close to the accrual of future pension benefits: 1964 Pension Scheme; AP89 Section; 1951 Fund Section; Mercantile Section; Career Average Section; and CCS Section. Members of these sections will be eligible to accrue future service pension benefits in either Afterwork or PIP from 1st April 2010. This gave rise to the recognition of a curtailment gain during the year of £487m, the recognition of actuarial losses of £79m and an additional cost of £37m included in other staff costs.

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30 Retirement benefit obligations continued

Governance

The UKRF operates under trust law and is managed and administered on behalf of the members in accordance with the terms of the Trust Deed and all relevant legislations. The Corporate Trustee is Barclays Pension Funds Trustees Limited (BPFTL), a private limited company incorporated on 20th December 1990 and is a wholly owned subsidiary of Barclays Bank PLC. The Trustee is the legal owner of the assets of the UKRF which are held separately from the assets of the Group.

The Trustee Board comprises six Management Directors selected by Barclays, of whom three are independent Directors with no relationship with Barclays or the UKRF, and three are Member Nominated Directors. In addition there are three Alternate Management Directors and three Alternate Member Nominated Directors. Member Nominated Directors are selected from those eligible active staff and pensioner members who apply to be considered for the role.

The Pensions Act 2004 (the Act) requires corporate trustees to take responsibility for making arrangements for the nomination and selection of Member Nominated Directors (MNDs). A formal procedure has been in place since 1st September 2007, which is fully compliant with the legal requirements and reflects best practice. Eligibility for nomination and selection is open to all members of the UKRF but excludes those in receipt of solely spouses, civil partners, dependants or ex-spouse participants pensions, deferred pensioners and members with eligibility for death benefits only.

Under the Act, the Bank and the Trustee must agree on the funding rate, including a recovery plan to fund any deficit against the scheme specific statutory funding objective. The first ongoing funding valuation to be completed under this legislation was carried out as at 30th September 2007.

There are other pension schemes (both defined benefit and defined contribution) in the UK and overseas. The same principles of pension governance applies to UK based schemes, although different legislation covers overseas schemes where, in most cases, the Bank has the power to determine the funding rate.

The following tables present an analysis of defined benefit obligation and fair value of plan assets for all the Group’s pension schemes and post-retirement benefits (the latter are unfunded) and present the amounts recognised in the income statement including those related to post-retirement health care.

	2009			2008			2007
	Pensions £m	Other post- retirement benefits £m	Total £m	Pensions £m	Other post- retirement benefits £m	Total £m	Pensions £m	Other post- retirement benefits £m	Total £m

Income statement charge
Current service cost	281	10	291	299	2	301	332	2	334
Interest cost	992	9	1,001	991	8	999	905	8	913
Expected return on scheme assets	(935)	–	(935)	(1,175)	–	(1,175)	(1,074)	–	(1,074)
Recognised actuarial (gain)/loss	96	–	96	(23)	(1)	(24)	(1)	–	(1)
Past service cost	6	–	6	2	(8)	(6)	20	–	20
Curtailment or settlements	(473)	–	(473)	(5)	–	(5)	(32)	–	(32)

Total included in staff costs	(33)	19	(14)	89	1	90	150	10	160

Staff costs are included in other operating expenses. Of the other post retirement benefit costs £16m relate to continuing operations (2008: £1m, 2007: £9m).

	2009							2008
	Pensions		Post-retirement benefits		Total	Pensions		Post-retirement benefits		Total
	UK £m	Overseas £m	UK £m	Overseas £m	£m	UK £m	Overseas £m	UK £m	Overseas £m	£m

Benefit obligation at beginning of the year	(14,395)	(1,220)	(43)	(125)	(15,783)	(16,563)	(913)	(60)	(98)	(17,634)
Current service cost	(254)	(27)	(1)	(9)	(291)	(276)	(23)	–	(2)	(301)
Interest cost	(941)	(51)	(3)	(6)	(1,001)	(946)	(45)	(3)	(5)	(999)
Past service cost	(1)	–	–	–	(1)	(2)	(11)	7	–	(6)
Curtailments or settlements	482	(7)	–	1	476	7	2	–	–	9
Actuarial (loss)/gain	(4,757)	(33)	(3)	7	(4,786)	2,807	–	11	(5)	2,813
Contributions by plan participants	(2)	(5)	–	–	(7)	(20)	(3)	–	–	(23)
Benefits paid	659	58	1	6	724	598	42	2	9	651
Business disposals	–	9	–	6	15	–	–	–	–	–
Exchange and other adjustments	–	(1)	(16)	25	8	–	(269)	–	(24)	(293)

Benefit obligation at end of the year	(19,209)	(1,277)	(65)	(95)	(20,646)	(14,395)	(1,220)	(43)	(125)	(15,783)

212

Notes to the accounts

For the year ended 31st December 2009

continued

30 Retirement benefit obligations continued

The benefit obligation arises from plans that are wholly unfunded and wholly or partly funded as follows:

	2009 £m	2008 £m
Unfunded obligations	(288)	(297)
Wholly or partly funded obligations	(20,358)	(15,486)

Total	(20,646)	(15,783)

Change in plan assets

			2009					2008
	Pensions		Post-retirement benefits		Total	Pensions		Post-retirement benefits		Total
	UK £m	Overseas £m	UK £m	Overseas £m	£m	UK £m	Overseas £m	UK £m	Overseas £m	£m
Fair value of plan assets at beginning of the year	13,537	959	–	–	14,496	17,231	796	–	–	18,027
Expected return on plan assets	904	31	–	–	935	1,134	41	–	–	1,175
Employer contribution	525	76	1	6	608	336	71	2	9	418
Settlements	–	(2)	–	–	(2)	–	(2)	–	–	(2)
Contributions by plan participants	2	5	–	–	7	20	3	–	–	23
Actuarial gain/(loss)	1,424	(8)	–	–	1,416	(4,534)	(121)	–	–	(4,655)
Benefits paid	(659)	(58)	(1)	(6)	(724)	(598)	(42)	(2)	(9)	(651)
Business disposals	–	(6)	–	–	(6)	–	–	–	–	–
Exchange and other adjustments	(58)	28	–	–	(30)	(52)	213	–	–	161

Fair value of plan assets at the end of the year	15,675	1,025	–	–	16,700	13,537	959	–	–	14,496

Amounts recognised on-balance sheet

The pension and post-retirement benefit assets and liabilities recognised on the balance sheet are as follows:

			2009					2008
	Pensions		Post-retirement benefits		Total	Pensions		Post-retirement benefits		Total
	UK £m	Overseas £m	UK £m	Overseas £m	£m	UK £m	Overseas £m	UK £m	Overseas £m	£m
Benefit obligation at end of period	(19,209)	(1,277)	(65)	(95)	(20,646)	(14,395)	(1,220)	(43)	(125)	(15,783)
Fair value of plan assets at end of period	15,675	1,025	–	–	16,700	13,537	959	–	–	14,496
Net deficit	(3,534)	(252)	(65)	(95)	(3,946)	(858)	(261)	(43)	(125)	(1,287)
Unrecognised actuarial losses/(gains)	3,087	158	(7)	10	3,248	(167)	150	(11)	23	(5)

Net recognised liability	(447)	(94)	(72)	(85)	(698)	(1,025)	(111)	(54)	(102)	(1,292)
Recognised assets [a]	–	71	–	–	71	–	65	–	–	65
Recognised liability	(447)	(165)	(72)	(85)	(769)	(1,025)	(176)	(54)	(102)	(1,357)

Net recognised liability	(447)	(94)	(72)	(85)	(698)	(1,025)	(111)	(54)	(102)	(1,292)

The UKRF funded status, as measured using the IAS 19 assumptions detailed below, has decreased from a deficit of £0.9bn at 31st December 2008 to a deficit of £3.5bn at 31st December 2009. The most significant reasons for this change were the decrease in AA corporate bond yields which resulted in a lower discount rate of 5.61% (31st December 2008: 6.75%) and an increase in the long-term inflation assumption to 3.76% (31st December 2008: 3.16%). The impact of the change in assumptions was partially offset by a one-off curtailment credit resulting from the closure of the UK final salary pension schemes to existing members, better than expected asset performance, and contributions paid in excess of the pension expense.

Note

a	Included within other assets.

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30 Retirement benefit obligations continued

Assumptions

Obligations arising under defined benefit schemes are actuarially valued using the projected unit credit method. Under this method, where a defined benefit scheme is closed to new members, such as in the case of the 1964 Pension Scheme, the current service cost expressed as a percentage of salary is expected to increase in the future, although this higher rate will be applied to a decreasing payroll. The latest actuarial IFRS valuations were carried out as at 31st December using the following assumptions:

	UK schemes		Overseas schemes
	2009 % p.a.	2008 % p.a.	2009 % p.a.	2008 % p.a.
Discount rate	5.61	6.75	7.53	7.09
Rate of increase in salaries	4.26	3.66	5.49	5.93
Inflation rate	3.76	3.16	3.78	3.98
Rate of increase for pensions in payment	3.56	3.06	3.27	3.17
Rate of increase for pensions in deferment	3.76	3.16	2.81	4.37
Initial health care inflation	7.00	8.00	8.50	9.00
Long-term health care inflation	5.00	5.00	5.00	5.01
Expected return on plan assets	6.70	6.80	7.44	7.95

The expected return on plan assets assumption is weighted on the basis of the fair value of these assets. Health care inflation assumptions are weighted on the basis of the health care cost for the period. All other assumptions are weighted on the basis of the defined benefit obligation at the end of the period.

The UK Schemes discount rate assumption is based on a liability-weighted rate derived from an AA corporate bond yield curve.

The overseas health care inflation assumptions relate to the US.

Mortality assumptions

The post-retirement mortality assumptions used in valuing the liabilities of the UKRF were based on the standard 2000 series tables as published by the Institute and Faculty of Actuaries. These tables are considered to be most relevant to the population of the UKRF based on their mortality history. These were then adjusted in line with the actual experience of the UKRF’s own pensioners relative to the standard table. An allowance has been made for future mortality improvements based on the medium cohort projections published by the Continuous Mortality Investigation Bureau subject to a floor of 1% pa on future improvements. On this basis the post-retirement mortality assumptions for the UKRF includes:

	2009	2008	2007	2006	2005
Longevity at 60 for current pensioners (years)
– Males	27.5	27.4	26.7	25.8	25.8
– Females	28.7	28.5	27.9	29.5	29.5
Longevity at 60 for future pensioners currently aged 40 (years)
– Males	29.6	29.5	28.0	27.1	27.1
– Females	30.6	30.5	29.1	30.7	30.6

Sensitivity analysis

Sensitivity analysis for each of the principal assumptions used to measure the benefit obligation of the UKRF are as follows:

	Impact on UKRF benefit obligation
	(Decrease)/ Increase %	(Decrease)/ Increase £bn
0.5% increase to:
– Discount rate	(8.5)	(1.6)
– Rate of inflation	7.7	1.5
1 year increase to longevity at 60	2.5	0.5

Following the amendment to the UKRF Trust Deed on 10th September 2009, the UKRF benefit obligation is not sensitive to future salary growth.

214

Notes to the accounts

For the year ended 31st December 2009

continued

30 Retirement benefit obligations continued

Post-retirement health care

A one percentage point change in assumed health care trend rates, assuming all other assumptions remain constant would have the following effects for 2009:

	1% increase £m	1% decrease £m
Effect on total of service and interest cost components	1	(1)
Effect on post-retirement benefit obligation	13	(11)

Assets

A long-term strategy has been set for the asset allocation of the UKRF which comprises a mixture of equities, bonds, property and other appropriate assets. This recognises that different asset classes are likely to produce different long-term returns and some asset classes may be more volatile than others.

The long-term strategy ensures that investments are adequately diversified. Asset managers are permitted some flexibility to vary the asset allocation from the long-term strategy within control ranges agreed with the Trustees from time to time.

The UKRF also employs derivative instruments, where appropriate, to achieve a desired exposure or return, or to match assets more closely to liabilities. The value of assets shown reflects the actual physical assets held by the scheme, with any derivative holdings reflected on a mark to market basis. The expected return on asset assumptions overall have been based on the portfolio of assets created after allowing for the net impact of the derivatives on the risk and return profile of the holdings.

During the second half of 2009, an investment de-risking programme was agreed for the UKRF between the Bank and the Trustee in order to achieve a better matching between assets and liabilities and to reduce the investment risk profile of the plan. This involved a partial sale of physical equities and purchase of index-linked gilts.

The value of the assets of the schemes, their percentage in relation to total scheme assets, and their expected rate of return at 31st December 2009 and 31st December 2008 were as follows:

	UK schemes			Overseas schemes			Total
	Value £m	% of total fair value of scheme assets	Expected rate of return %	Value £m	% of total fair value of scheme assets	Expected rate of return %	Value £m	% of total fair value of scheme assets	Expected rate of return %
2009
Equities	4,236	27	8.6	400	39	7.8	4,636	28	8.5
Bonds	8,787	56	4.9	387	38	6.0	9,174	55	4.9
Property	1,186	8	7.0	20	2	12.6	1,206	7	7.1
Derivatives	(37)	–	–	–	–	–	(37)	–	–
Cash	1,157	7	0.5	139	14	3.2	1,296	8	0.8
Other	346	2	5.0	79	7	8.1	425	2	5.6

Fair value of plan assets [a]	15,675	100	6.7	1,025	100	6.6	16,700	100	6.7

2008
Equities	5,813	43	8.5	217	23	9.3	6,030	42	8.5
Bonds	6,360	47	5.3	166	17	6.2	6,526	45	5.3
Property	1,214	9	7.2	16	2	13.4	1,230	8	7.3
Derivatives	(420)	(3)	–	–	–	–	(420)	(3)	–
Cash	(131)	(1)	2.0	415	43	7.6	284	2	3.9
Other	701	5	7.4	145	15	6.4	846	6	7.2

Fair value of plan assets [a]	13,537	100	6.8	959	100	8.0	14,496	100	6.9
Note

a	Excludes £890m (2008: £675m) representing the money purchase assets of the UKRF.

215

30 Retirement benefit obligations continued

The UKRF plan assets include £58m relating to UK private equity investments (2008: £27m) and £921m relating to overseas private equity investments (2008: £735m). These are disclosed within Equities.

Amounts included in the fair value of plan assets include £4m (2008: £5m) relating to shares in Barclays Group, £5m (2008: £11m) relating to bonds issued by the Barclays Group, £nil (2008: £nil) relating to other investments in the Barclays Group, and £10m (2008: £17m) relating to property occupied by Group companies.

The expected return on assets is determined by calculating a total return estimate based on weighted average estimated returns for each asset class. Asset class returns are estimated using current and projected economic and market factors such as inflation, credit spreads and equity risk premiums.

The Group actual return on plan assets was an increase of £2,351m (2008: £3,480m decrease).

Actuarial gains and losses

The actuarial gains and losses arising on plan liabilities and plan assets are as follows:

	2009 £m	2008 £m	2007 £m	2006 £m	2005 £m
UK schemes
Present value of obligations	(19,274)	(14,438)	(16,623)	(17,353)	(18,252)
Fair value of plan assets	15,675	13,537	17,231	16,761	15,571
Net (deficit)/surplus in the plans	(3,599)	(901)	608	(592)	(2,681)
Experience gains and (losses) on plan liabilities
– amount	107	(81)	(297)	48	(2)
– as percentage of plan liabilities	1%	(1% )	(2% )	–	–
Difference between actual and expected return on plan assets
– amount	1,424	(4,534)	(332)	423	1,599
– as percentage of plan assets	9%	(33% )	(2% )	3%	10%

Overseas schemes
Present value of obligations	(1,372)	(1,345)	(1,011)	(970)	(1,017)
Fair value of plan assets	1,025	959	796	745	819
Net deficit in the plans	(347)	(386)	(215)	(225)	(198)
Experience losses on plan liabilities
– amount	(45)	(96)	(79)	(54)	(2)
– as percentage of plan liabilities	(3% )	(7% )	(8% )	(6% )	–
Difference between actual and expected return on plan assets
– amount	(8)	(121)	(11)	25	2
– as percentage of plan assets	(1% )	(13% )	–	3%	–

Total UK and Overseas schemes
Present value of obligations	(20,646)	(15,783)	(17,634)	(18,323)	(19,269)
Fair value of plan assets	16,700	14,496	18,027	17,506	16,390
Net (deficit)/surplus in the plans	(3,946)	(1,287)	393	(817)	(2,879)
Experience gains and (losses) on plan liabilities
– amount	62	(177)	(376)	(6)	(4)
– as percentage of plan liabilities	0%	(1% )	(2% )	–	–
Difference between actual and expected return on plan assets
– amount	1,416	(4,655)	(343)	448	1,601
– as percentage of plan assets	8%	(32% )	(2% )	3%	10%

216

Notes to the accounts

For the year ended 31st December 2009

continued

30 Retirement benefit obligations continued

Funding

The most recent triennial funding valuation of the UK Retirement Fund (UKRF) was performed with an effective date of 30th September 2007. In compliance with the Pensions Act 2004, the Bank and Trustee have agreed a scheme-specific funding target, statement of funding principles, and a schedule of contributions. This agreement forms the basis of the Group’s commitment that the fund has sufficient assets to make payments to members in respect of their accrued benefits as and when they fall due. This funding valuation uses a discount rate that reflects a prudent expectation of long-term future investment returns from the current and assumed future investment strategy, and takes into account projected future salary increases when assessing liabilities arising from accrued service.

As at 30th September 2007 the funding valuation showed a surplus of £0.2bn. The Scheme Actuary prepares an annual update of the funding position as at 30th September. The latest annual update was carried out as at 30th September 2009 and showed a deficit of £4.8bn. The next triennial funding valuation will take place with an effective date of 30th September 2010.

The Group has agreed funding contributions which, in aggregate, are no less than those which are sufficient to meet the Group’s share of the cost of benefits accruing over each year. The Group has, in the recent past, chosen to make funding contributions in excess of this, more consistent with the IAS 19 service cost; and in 2009 made an additional voluntary contribution of £150m.

Defined benefit contributions paid with respect to the UKRF were as follows:

£m
Contributions paid
2009	525
2008	336
2007	355

Excluding the UKRF, the Group is expected to pay contributions of approximately £1m to UK schemes and £59m to overseas schemes in 2010.

The Group is committed to making estimated contributions to UKRF in 2010 of £290m, with potential additional voluntary contributions dependent on the scheme’s funding level.

31 Ordinary shares, share premium, and other equity

Ordinary shares and share premium

	Number of shares m	Ordinary shares £m	Share premium £m	Total £m
At 1st January 2009	8,372	2,093	4,045	6,138
Issued under the Incentive Share Option Plan [a]	–	–	–	–
Issued to staff under the Share Incentive Plan	19	5	30	35
Issue of new ordinary shares	379	94	655	749
Conversion of Mandatorily Convertible Notes	2,642	661	3,221	3,882

At 31st December 2009	11,412	2,853	7,951	10,804
At 1st January 2008	6,601	1,651	56	1,707
Issued to staff under the Sharesave Share Option Scheme	3	1	13	14
Issued under the Incentive Share Option Plan [a]	1	–	3	3
Issued to staff under the Share Incentive Plan [a]	1	–	2	2
Issue of new ordinary shares	1,803	451	3,971	4,422
Repurchase of shares	(37)	(10)	–	(10)

At 31st December 2008	8,372	2,093	4,045	6,138

Note

a	The nominal value of share options issued during 2008 for the Incentive Share Option Plan and Share Incentive Plan was less than £500,000 in each case.

217

31 Ordinary shares, share premium, and other equity continued

The authorised share capital of Barclays PLC is £5,290m, US$77.5m, €40m and Japanese Yen (¥)4,000m (31st December 2008: £3,540m, US$77.5m, €40m and ¥4,000m) comprising 20,996 million (31st December 2008: 13,996 million) ordinary shares of 25p each, 0.4 million (31st December 2008: 0.4 million) Sterling preference shares of £100 each, 0.4 million (31st December 2008: 0.4 million) US Dollar preference shares of $100 each, 150 million (31st December 2008: 150 million) US Dollar preference shares of $0.25 each, 0.4 million (31st December 2008: 0.4 million) Euro preference shares of €100 each, 0.4 million (31st December 2008: 0.4 million) Yen preference shares of ¥10,000 each and 1 million (31st December 2008: 1 million) staff shares of £1 each.

Called up share capital, allotted and fully paid	2009 £m	2008 £m
Ordinary shares:
At beginning of year	2,093	1,650
Issued to staff under the Sharesave Share Option Scheme	–	1
Issued to staff under the Share Incentive Plan	5	–
Issue of new ordinary shares	94	451
Conversion of Mandatorily Convertible Notes	661	–
Repurchase of shares	–	(9)

At end of year	2,853	2,093
Staff shares:
At beginning of year	–	1
Repurchase of shares	–	(1)

At end of year	–	–

Total	2,853	2,093

Issue of new ordinary shares

During the year, the following share issues took place:

Conversion of Mandatorily Convertible Notes

The Mandatorily Convertible Notes (MCNs), issued by Barclays Bank PLC on 27th November 2008, were converted into 2,642 million ordinary shares in Barclays PLC by 30th June 2009 at the conversion price of £1.53276. £661m was credited to share capital and the remaining £3,221m (net of issuance costs) was credited to the share premium account.

Warrants

On 31st October 2008 Barclays PLC issued, in conjunction with a simultaneous issue of Reserve Capital Instruments issued by Barclays Bank PLC, warrants to subscribe for up to 1,516.9 million new ordinary shares at a price of £1.97775 to Qatar Holding LLC and HH Sheikh Mansour Bin Zayed Nahyan.

On 28th October 2009, Qatar Holding LLC exercised 379.2 million warrants to subscribe for new Barclays PLC Shares. £94m was credited to share capital and the remaining £655m was credited to the share premium account.

Share repurchase

No share repurchases were made during the year. In 2008, Barclays PLC repurchased shares at a cost of £173m.

At the 2009 AGM on 23rd April 2009, Barclays PLC was authorised to repurchase 837,620,130 of its ordinary shares of 25p. The authorisation is effective until the AGM in 2010.

Shares under option

The Group has four schemes that give employees rights to subscribe for new shares in Barclays PLC. A summary of the key terms of each scheme are included in Note 44.

At 31st December 2009, 91.3 million (2008: 94.1 million) options were outstanding under the terms of the Sharesave Share Option Scheme (Sharesave), no options were outstanding under the terms of the Executive Share Option Scheme (ESOS) (2008: 0.5 million), 0.1 million (2008: 0.4 million) options were outstanding under the terms of the Woolwich Executive Share Option Plan (Woolwich ESOP) and 12.6 million (2008: 20.5 million) options were outstanding under the terms of the Incentive Share Option Plan (ISOP) enabling certain Directors and members of staff to subscribe for ordinary shares between 2009 and 2017 at prices ranging from 144p to 547p.

In addition to the above, the independent trustee of the Barclays Group (ESAS) Employees’ Benefit Trust (ESAS Trust), established by Barclays Bank PLC in 1996, operates the Executive Share Award Scheme (ESAS). ESAS is a deferred share bonus plan for employees of the Group. The key terms of the ESAS are described in Note 44. The independent trustees of the ESAS Trust make awards of Barclays shares and grant options over Barclays shares to beneficiaries of the ESAS Trust. Beneficiaries of the ESAS Trust include employees and former employees of the Barclays Group.

218

Notes to the accounts

For the year ended 31st December 2009

continued

31 Ordinary shares, share premium, and other equity continued

The independent trustee of the Barclays Group (PSP and ESOS) Employees’ Benefit Trust (PSP Trust), established by Barclays Bank PLC in 1996, operates the Performance Share Plan (PSP) and may satisfy awards under the ESOS. No awards have been made under this trust since 1999. All awards are in the form of options over Barclays shares.

The Sharepurchase scheme which was established in 2002 is open to all eligible UK employees, including executive Directors. The key terms of the Sharepurchase scheme are described in Note 44.

The Global Sharepurchase scheme which was established in 2009 is open to all eligible non UK employees, excluding executive Directors. The key terms of the Global Sharepurchase scheme are described in Note 44.

32 Reserves

Other reserves

	Capital redemption reserve £m	Other capital reserve £m	Available for sale reserve £m	Cash flow hedging reserve £m	Currency translation reserve £m	Total £m
At 1st January 2009	394	617	(1,190)	132	2,840	2,793
Net gains from changes in fair value	–	–	1,194	287	–	1,481
Net gains transferred to net profit	–	–	(415)	(92)	–	(507)
Currency translation differences	–	–	–	–	(1,223)	(1,223)
Net losses transferred to net profit due to impairment	–	–	670	–	–	670
Changes in insurance liabilities	–	–	(67)	–	–	(67)
Net gains transferred to net profit due to fair value hedging	–	–	(123)	–	–	(123)
Tax	–	–	(179)	(75)	(2)	(256)

At 31st December 2009	394	617	(110)	252	1,615	2,768

At 1st January 2008	384	617	154	26	(307)	874
Net (losses)/gains from changes in fair value	–	–	(1,736)	252	–	(1,484)
Net (gains)/losses transferred to net profit	–	–	(212)	19	–	(193)
Currency translation differences	–	–	–	–	2,307	2,307
Net losses transferred to net profit due to impairment	–	–	382	–	–	382
Changes in insurance liabilities	–	–	17	–	–	17
Net gains transferred to net profit due to fair value hedging	–	–	(2)	–	–	(2)
Tax	–	–	207	(165)	840	882
Repurchase of shares	10	–	–	–	–	10

At 31st December 2008	394	617	(1,190)	132	2,840	2,793

Available for sale net gains transferred to net profit includes £349m gain (2008: £212m gain) relating to continuing operations and £66m gain (2008: £nil) relating to discontinued operations.

The capital redemption reserve and other capital reserve represent transfers from retained earnings in accordance with relevant legislation. These reserves are not distributable.

The available for sale reserve represents the unrealised change in the fair value of available for sale investments since initial recognition.

The cash flow hedging reserve represents the cumulative gains and losses on effective cash flow hedging instruments that will be recycled to the income statement when the hedged transactions affect profit or loss.

The currency translation reserve represents the cumulative gains and losses on the retranslation of the Group’s net investment in foreign operations, net of the effects of hedging.

Transfers from cash flow hedging reserve

Gains and losses transferred from the cash flow hedging reserve were to: interest income: £22m loss (2008: £4m loss), interest expense: £272m gain (2008: £74m loss), net trading income: £165m loss (2008: £119m gain), and administration and general expenses: £7m gain (2008: £60m loss).

219

32 Reserves continued

Retained earnings and treasury shares

	Retained earnings £m	Treasury shares £m	Total £m
At 1st January 2009	24,208	(173)	24,035
Profit attributable to equity holders of the Parent	9,393	–	9,393
Equity-settled share schemes	298	–	298
Tax on equity-settled share schemes	156	–	156
Other taxes	32	–	32
Net purchases of treasury shares	–	(47)	(47)
Transfer	(80)	80	–
Dividends paid	(113)	–	(113)
Conversion of mandatorily convertible notes	(230)	–	(230)
Other	181	–	181

At 31st December 2009	33,845	(140)	33,705

At 1st January 2008	20,970	(260)	20,710
Profit attributable to equity holders of the Parent	4,382	–	4,382
Equity-settled share schemes	463	–	463
Tax on equity-settled share schemes	(4)	–	(4)
Other taxes	(52)	–	(52)
Net purchases of treasury shares	–	(350)	(350)
Transfer	(437)	437	–
Dividends paid	(2,344)	–	(2,344)
Repurchase of shares	(173)	–	(173)
Arising on share issue	634	–	634
Issue of warrants	776	–	776
Other	(7)	–	(7)

At 31st December 2008	24,208	(173)	24,035

The treasury shares primarily relate to Barclays PLC shares held by employee benefit trusts in relation to the Executive Share Award Scheme, Performance Share Plan and Sharepurchase Scheme, to the extent that such shares have not been allocated to employees. These schemes are described in Note 44.

The total number of Barclays shares held in Group employee benefit trusts at 31st December 2009 was 125.1 million (2008: 217.9 million). No dividend rights have been waived on these shares. The total market value of the shares held in trust, based on the year-end share price of £2.75 (2008: £1.53), was £344m (2008: £333m). As at 31st December 2009, options over 15.6 million (2008: 19.1 million) of the total shares held in the trusts were exercisable.

The Group operates in a number of countries subject to regulations under which subsidiaries and other operations have to maintain minimum levels of capital. The current policy of the Group is that the local capital requirements are met, to the greatest possible extent, through the retention of profit. Certain countries also operate exchange control regulations which limit the amount of dividends that can be remitted to non-resident shareholders.

Retained earnings – Barclays PLC (Parent Company)

	Retained earnings £m	Capital redemption reserve £m
At 1st January 2009	9,006	394
Profit after tax	125	–
Dividends paid	(113)	–
Conversion of mandatorily convertible notes	(230)	–
Other	228	–

At 31st December 2009	9,016	394

At 1st January 2008	8,990	384
Profit after tax	1,193	–
Dividends paid	(2,414)	–
Arising on share issue	634	–
Repurchase of shares	(173)	10
Issue of warrants	776	–

At 31st December 2008	9,006	394

Details of principal subsidiaries held through Barclays Bank PLC are shown in Note 41.

220

Notes to the accounts

For the year ended 31st December 2009

continued

33 Non-controlling interests

	2009 £m	2008 £m
At beginning of year	10,793	9,185
Share of profit after tax	895	905
Dividend and other payments	(767)	(703)
Equity issued by subsidiaries	–	1,349
Available for sale reserve: net (loss)/gain from changes in fair value	(12)	(1)
Cash flow hedges: (loss)/gain from changes in fair value	(19)	76
Currency translation differences	277	100
Additions	9	–
Disposals	(91)	(11)
Other	116	(107)

At end of year	11,201	10,793

The non-controlling interests as at 31st December represented holdings in the following:

	2009 £m	2008 £m
Barclays Bank PLC issued Preference shares	5,933	5,927
Barclays Bank PLC issued Reserve Capital Instruments – equity accounted	1,908	1,908
Barclays Bank PLC issued Upper Tier 2 instruments – equity accounted	586	586
Absa Group Limited – issued preference shares and other non-controlling interests	2,539	1,994
Other	235	378

Total	11,201	10,793

There were no Preference Shares issued by Barclays Bank PLC during the year.

34 Contingent liabilities and commitments

The following table summarises the nominal principal amount of contingent liabilities and commitments with off-balance sheet risk:

	2009 £m	2008 £m
Acceptances and endorsements	375	585
Guarantees and letters of credit pledged as collateral security	15,406	15,652
Securities lending arrangements	27,406	38,290
Other contingent liabilities	9,587	11,783

Contingent liabilities	52,774	66,310
Documentary credits and other short-term trade related transactions	762	859
Undrawn note issuance and revolving underwriting facilities:
Forward asset purchases and forward deposits placed	46	291
Standby facilities, credit lines and other	206,467	259,666

Commitments	207,275	260,816

Nature of instruments

In common with other banks, the Group conducts business involving acceptances, performance bonds and indemnities. The majority of these facilities are offset by corresponding obligations of third parties.

An acceptance is an undertaking by a bank to pay a bill of exchange drawn on a customer. The Group expects most acceptances to be presented, but reimbursement by the customer is normally immediate. Endorsements are residual liabilities of the Group in respect of bills of exchange, which have been paid and subsequently rediscounted.

Guarantees and letters of credit are given as security to support the performance of a customer to third parties. As the Group will only be required to meet these obligations in the event of the customer’s default, the cash requirements of these instruments are expected to be considerably below their nominal amounts.

Until the disposal of BGI on 1st December 2009, the Group facilitated securities lending arrangements for its managed investment funds whereby securities held by funds under management were lent to third parties. Borrowers provided cash or investment grade assets as collateral equal to 100% of the market value of the securities lent plus a margin of 2% – 10%. The Group has agreed with BlackRock to continue to provide indemnities to support these arrangements for a further three years. As at 31st December 2009, the value of the collateral held was £28,248m (2008: £39,690m) and that of the stock lent was £27,406m (2008: £38,290m).

Other contingent liabilities include transaction-related customs and performance bonds and are, generally, short-term commitments to third parties which are not directly dependent on the customer’s creditworthiness.

221

34 Contingent liabilities and commitments continued

Commitments to lend are agreements to lend to a customer in the future, subject to certain conditions. Such commitments are either made for a fixed period, or have no specific maturity but are cancellable by the lender subject to notice requirements.

Documentary credits commit the Group to make payments to third parties, on production of documents, which are usually reimbursed immediately by customers.

Capital commitments

At 31st December 2009 the commitments for capital expenditure under contract amounted to £129m (2008: £48m).

Assets pledged

Assets are pledged as collateral to secure liabilities under repurchase agreements, securitisations and stock lending agreements or as security deposits relating to derivatives. The disclosure includes any asset transfers associated with liabilities under repurchase agreements and securities lending transactions.

The following table summarises the nature and carrying amount of the assets pledged as security against these liabilities:

	2009 £m	2008 £m
Trading portfolio assets	96,176	81,186
Loans and advances	48,846	28,789
Available for sale investments	24,264	32,321
Other	77	3,812

Assets pledged	169,363	146,108

Collateral held as security for assets

Under certain transactions, including reverse repurchase agreements and stock borrowing transactions, the Group is allowed to resell or repledge the collateral held. The fair value at the balance sheet date of collateral accepted and repledged to others was as follows:

	2009 £m	2008 £m
Fair value of securities accepted as collateral	357,159	424,819
Of which fair value of securities repledged/transferred to others	283,334	374,222

35 Legal proceedings

On 25th November 2009, the UK Supreme Court decided the test case relating to current account overdraft charges in favour of the banks. The Office of Fair Trading subsequently confirmed that it will not proceed with its investigation into the fairness of these charges following the Supreme Court judgment. Accordingly, we are seeking to have all outstanding claims which were premised on the same legal principles as those at issue in the test case discontinued or dismissed. There remain a small number of residual complaints challenging the charges on a different basis, but these complaints are not expected to have a material effect on Barclays.

Barclays Bank PLC, Barclays PLC and various current and former members of Barclays PLC’s Board of Directors have been named as defendants in five proposed securities class actions (which have been consolidated) pending in the United States District Court for the Southern District of New York. The consolidated amended complaint, dated 12th February 2010, alleges that the registration statements relating to American Depositary Shares representing Preferred Stock, Series 2, 3, 4 and 5 (ADS) offered by Barclays Bank PLC at various times between 2006 and 2008 contained misstatements and omissions concerning (amongst other things) Barclays portfolio of mortgage-related (including US subprime-related) securities, Barclays exposure to mortgage and credit market risk and Barclays financial condition. The consolidated amended complaint asserts claims under Sections 11, 12(a)(2) and 15 of the Securities Act of 1933. Barclays considers that these ADS-related claims against it are without merit and is defending them vigorously. It is not possible to estimate any possible loss in relation to these claims or any effect that they might have upon operating results in any particular financial period.

On 15th September 2009 motions were filed in the United States Bankruptcy Court for the Southern District of New York by Lehman Brothers Holdings Inc. (LBHI), the SIPA Trustee for Lehman Brothers Inc. (the Trustee) and the Official Committee of Unsecured Creditors of Lehman Brothers Holdings Inc. (the Committee). All three motions challenge certain aspects of the transaction pursuant to which Barclays Capital Inc. (BCI) and other companies in the Barclays Group acquired most of the assets of Lehman Brothers Inc. (LBI) in September 2008 and the court order approving such sale. The claimants seek an order: voiding the transfer of certain assets to BCI; requiring BCI to return to the LBI estate alleged excess value BCI received; and declaring that BCI is not entitled to certain assets that it claims pursuant to the sale documents and order approving the sale. On 16th November 2009, LBHI, the Trustee and the Committee filed separate complaints in the Bankruptcy Court asserting claims against BCI based on the same underlying allegations as the pending motions and seeking relief similar to that which is requested in the motions. On 29th January 2010, BCI filed its response to the motions. Barclays considers that the motions and claims against BCI are without merit and BCI is vigorously defending its position. On 29th January 2010, BCI also filed a motion seeking delivery of certain assets that LBHI and LBI have failed to deliver as required by the sale documents and the court order approving the sale. It is not possible to estimate any possible loss to Barclays in relation to these matters or any effect that these matters might have upon operating results in any particular financial period.

Barclays is engaged in various other litigation proceedings both in the United Kingdom and a number of overseas jurisdictions, including the United States, involving claims by and against it which arise in the ordinary course of business. Barclays does not expect the ultimate resolution of any of the proceedings to which Barclays is party to have a significant adverse effect on the financial position of the Group and Barclays has not disclosed the contingent liabilities associated with these claims either because they cannot reasonably be estimated or because such disclosure could be prejudicial to the conduct of the claims.

222

Notes to the accounts

For the year ended 31st December 2009

continued

36 Competition and regulatory matters

The scale of regulatory change remains challenging and the global financial crisis is resulting in a significant tightening of regulation and changes to regulatory structures globally, especially for banks that are deemed to be of systemic importance. Concurrently, there is continuing political and regulatory scrutiny of the operation of the banking and consumer credit industries in the UK and elsewhere which, in some cases, is leading to increased regulation. For example, the Credit Card Accountability, Responsibility and Disclosure Act of 2009 in the US will restrict many credit card pricing and marketing practices. The nature and impact of future changes in the legal framework, policies and regulatory action cannot currently be fully predicted and are beyond Barclays control but, especially in the area of banking regulation, are likely to have an impact on Barclays businesses and earnings.

The market for payment protection insurance (PPI) has been under scrutiny by the UK competition authorities and financial services regulators. Following a reference from the Office of Fair Trading (OFT), the UK Competition Commission (CC) undertook an in-depth enquiry into the PPI market. The CC published its final report on 29th January 2009 concluding that the businesses which offer PPI alongside credit face little or no competition when selling PPI to their credit customers. In March 2009, Barclays submitted a targeted appeal focused on the prohibition on sale of PPI at the point of sale (POSP) remedy on the basis that it was not based on sound analysis, and is unduly draconian. The Competition Appeals Tribunal (CAT) upheld Barclays appeal on two grounds, meaning that the CC will be required to reconsider the POSP remedy and the basis for it, and made an order to that effect on 26th November 2009.

This remittal process is expected to take until the autumn of 2010, at which time the CC will publish its final Remedies Order.

Separately, in 2006, the FSA published the outcome of its broad industry thematic review of PPI sales practices in which it concluded that some firms fail to treat customers fairly and that the FSA would strengthen its actions against such firms. Tackling poor PPI sales practices remains a priority for the FSA. In September 2009, the FSA issued a Consultation Paper on the assessment and redress of PPI complaints made on or after 14th January 2005. The FSA has announced that it intends to publish a final version of the policy statement in early 2010 and will amend the DISP (Dispute Resolution: Complaints) rules in the FSA Sourcebook. Barclays voluntarily complied with the FSA’s request to cease selling single premium PPI by the end of January 2009.

The OFT has carried out investigations into Visa and MasterCard credit card interchange rates. A decision by the OFT in the MasterCard interchange case was set aside by the CAT in 2006. The OFT is progressing its investigations in the Visa interchange case and a second MasterCard interchange case in parallel and both are ongoing. The outcome is not known but these investigations may have an impact on the consumer credit industry in general and therefore on Barclays business in this sector. In 2007, the OFT expanded its investigations into interchange rates to include debit cards.

Notwithstanding the Supreme Court ruling in relation to the test case (see Note 35 on page 221) Barclays continues to be involved in the OFT’s work on personal current accounts. The OFT initiated a market study into personal current accounts (PCAs) in the UK in 2007 which also included an examination of other retail banking products, in particular savings accounts, credit cards, personal loans and mortgages in order to take into account the competitive dynamics of UK retail banking. In 2008, the OFT published its market study report, in which it concluded that certain features of the UK PCA market were not working well for consumers. The OFT reached the provisional view that some form of regulatory intervention is necessary in the UK PCA market. The OFT also held a consultation to seek views on the findings and possible measures to address the issues raised in its report. In October 2009, the OFT published a follow-up report containing details of voluntary initiatives in relation to transparency and switching agreed between the OFT and the industry. A further follow-up report is expected in March 2010 to provide details of voluntary initiatives agreed in relation to charging structures. Barclays has participated fully in the market study process and will continue to do so.

US laws and regulations require compliance with US economic sanctions, administered by the Office of Foreign Assets Control, against designated foreign countries, nationals and others. HM Treasury regulations similarly require compliance with sanctions adopted by the UK government. Barclays has been conducting an internal review of its conduct with respect to US Dollar payments involving countries, persons and entities subject to these sanctions and has been reporting to governmental authorities about the results of that review. Barclays received inquiries relating to these sanctions and certain US Dollar payments processed by its New York branch from the New York County District Attorney’s Office and the US Department of Justice which, along with other authorities, has been reported to be conducting investigations of sanctions compliance by non-US financial institutions. Barclays has responded to those inquiries and is cooperating with the regulators, the Department of Justice and the District Attorney’s Office in connection with their investigations of Barclays conduct with respect to sanctions compliance. Barclays has also received a formal notice of investigation from the FSA, and has been keeping the FSA informed of the progress of the US investigations and Barclays internal review. Barclays review is ongoing. It is currently not possible to predict the ultimate resolution of the issues covered by Barclays review and the investigations, including the timing and potential financial impact of any resolution, which could be substantial.

223

37 Leasing

The Group is both lessor and lessee under finance and operating leases, providing asset financing for its customers and leasing assets for its own use. In addition, assets leased by the Group may be sublet to other parties. An analysis of the impact of these transactions on the Group balance sheet and income statement is as follows:

a) As Lessor

Finance lease receivables

The Group specialises in asset-based lending and works with a broad range of international technology, industrial equipment and commercial companies to provide customised finance programmes to assist manufacturers, dealers and distributors of assets.

Finance lease receivables are included within loans and advances to customers. The Group’s net investment in finance lease receivables was as follows:

	2009				2008
	Gross investment in finance lease receivables £m	Future finance income £m	Present value of minimum lease payments receivable £m	Unguaranteed residual values £m	Gross investment in finance lease receivables £m	Future finance income £m	Present value of minimum lease payments receivable £m	Unguaranteed residual values £m
Not more than one year	3,513	(456)	3,057	55	3,929	(689)	3,240	149
Over one year but not more than five years	7,597	(1,117)	6,480	154	8,668	(1,673)	6,995	355
Over five years	2,084	(427)	1,657	407	3,419	(768)	2,651	25
Total	13,194	(2,000)	11,194	616	16,016	(3,130)	12,886	529

The allowance for uncollectable finance lease receivables included in the allowance for impairment amounted to £321m at 31st December 2009 (2008: £189m).

Operating lease receivables

The Group acts as lessor, whereby items of plant and equipment are purchased and then leased to third parties under arrangements qualifying as operating leases. The items purchased to satisfy these leases are included within plant and equipment (see Note 23) and are generally disposed of at the end of the lease term.

The future minimum lease payments expected to be received under non-cancellable operating leases at 31st December 2009 were as follows:

	2009	2008
	Plant and equipment £m	Plant and equipment £m
Not more than one year	10	80
Over one year but not more than two years	7	42
Over two years but not more than three years	7	36
Over three years but not more than four years	6	24
Over four years but not more than five years	8	13
Over five years	1	39
Total	39	234

224

Notes to the accounts

For the year ended 31st December 2009

continued

37 Leasing continued

b) As Lessee

Finance lease commitments

The Group leases items of property, plant and equipment on terms that meet the definition of finance leases. Finance lease commitments are included within other liabilities (see Note 25).

Obligations under finance leases were as follows:

	2009	2008
	Total future minimum payments £m	Total future minimum payments £m
Not more than one year	16	35
Over one year but not more than two years	7	13
Over two years but not more than three years	30	14
Over three years but not more than four years	18	17
Over four years but not more than five years	17	14
Over five years	34	3
Net obligations under finance leases	122	96

The carrying amount of assets held under finance leases at the balance sheet date was:

	2009 £m	2008 £m
Cost	127	87
Accumulated depreciation	(84)	(67)
Net book value	43	20

Operating lease commitments

The Group leases various offices, branches and other premises under non-cancellable operating lease arrangements. The leases have various terms, escalation and renewal rights. There are no contingent rents payable. The Group also leases equipment under non-cancellable lease arrangements. Where the Group is the lessee the future minimum lease payment under non-cancellable operating leases are as follows:

	2009		2008
	Property £m	Equipment £m	Property £m	Equipment £m
Not more than one year	459	9	275	5
Over one year but not more than two years	424	6	354	1
Over two years but not more than three years	378	–	334	1
Over three years but not more than four years	334	–	315	–
Over four years but not more than five years	341	–	465	5
Over five years	2,933	3	2,744	1
Total	4,869	18	4,487	13

The total of future minimum sublease payments to be received under non-cancellable subleases at the balance sheet date is £147m (2008: £158m).

225

38 Disposal of subsidiaries

During the year, the Group disposed of Barclays Global Investors (BGI), 50% of Barclays Vida y Pensiones Compañía de Seguros and 7% of the GRCB –Emerging Markets Botswana business.

	BGI	Other	Total
	2009 £m	2009 £m	2009 £m
Consideration received including hedging gains:
Cash received [a]	4,207	158	4,365
Non-cash consideration	5,294	118	5,412
Total consideration received	9,501	276	9,777
Assets and liabilities disposed of:
Assets
Cash and balances at central banks	667	–	667
Financial assets designated at fair value:
– held on own account	–	393	393
– held in respect of linked liabilities to customers under investment contracts	71,791	–	71,791
Derivative financial instruments	–	5	5
Loans and advances to customers	–	4	4
Available for sale investments	55	788	843
Other assets	398	204	602
Goodwill and Intangible assets	1,586	–	1,586
Property, plant and equipment	122	–	122
Deferred tax assets	99	–	99
Total	74,718	1,394	76,112
Liabilities
Customer accounts	–	(368)	(368)
Liabilities to customers under investment contracts	(71,791)	(415)	(72,206)
Derivative financial instruments	–	(8)	(8)
Other liabilities	(911)	(74)	(985)
Current tax liabilities	35	–	35
Insurance contract liabilities, including unit-linked liabilities	–	(354)	(354)
Deferred tax liabilities	–	(16)	(16)
Total	(72,667)	(1,235)	(73,902)
Net assets disposed of	2,051	159	2,210
Group share of net assets disposed of	2,051	82	2,133
Transaction costs	(539)	(10)	(549)
Amounts relating to non-controlling interests	(580)	–	(580)
Gain on sale before tax	6,331	184	6,515
Tax	(43)	(28)	(71)
Gain on sale, net of tax	6,288	156	6,444

On 1st December 2009 the Group completed the sale of BGI to BlackRock, Inc. (BlackRock) recognising a profit on disposal before tax of £6,331m. The tax charge of £43m reflects the application of UK substantial shareholdings relief in accordance with UK tax law.

The consideration at completion was $15.2bn (£9.5bn), including 37.567 million new BlackRock shares, giving an economic interest of 19.9% of the enlarged BlackRock group. Barclays Group holds 4.9% of the voting rights and under the terms of the transaction may not acquire additional voting rights and will vote in accordance with the recommendations of the BlackRock Board of Directors. John Varley and Robert E Diamond Jr. have been appointed to the BlackRock Board, which comprises 18 Directors. The Group is not deemed to exercise significant influence and the investment has been accounted for as an available for sale equity investment.

The Group has provided BlackRock with customary warranties and indemnities in connection with the sale. Barclays will also continue to indemnify securities lending arrangements until 30th November 2012 (included within contingent liabilities in Note 34) and provide support to certain BGI cash funds until December 2013 in the form of credit derivatives (included within derivative liabilities in Note 14) and financial guarantees (included within provisions in Note 28).

In addition, Barclays, BlackRock and their respective affiliates also enter into agreements and transactions with one another in the ordinary course of their respective businesses and on an arm’s length commercial basis, subject to applicable regulation and agreements with relevant regulators.

In connection with its financing of its acquisition of BGI, BlackRock entered into a 364-day revolving credit facility with a group of lenders including Barclays, who is also acting as revolving agent. Of the $2bn credit facility, $0.8bn was committed by other lenders and following completion BlackRock had borrowed or notified to be borrowed $1.5bn under the facility. All amounts borrowed under this facility have been fully repaid and the facility was terminated prior to 31st December 2009.

Prior year disposals

In 2008, the Group disposed of Barclays Life Assurance Limited. There were no material disposals in 2007.

Note

a	Net cash consideration received from the sale of BGI, excluding the effect of hedging, cash balances disposed of and transaction costs paid, was £2,469m.

226

Notes to the accounts

For the year ended 31st December 2009

continued

39 Discontinued operations

The disposed BGI business has been treated as a discontinued operation, the results of which are set out below. For the year ended 31st December 2009 the results are for the 11 month period up to the date of disposal.

	2009 £m	2008 £m	2007 £m
Net interest income	33	–	12
Net fee and commission income	1,759	1,916	1,937
Net trading income/(loss)	67	(10)	5
Other income	4	10	2
Total income	1,863	1,916	1,956
Operating expenses excluding amortisation of intangible assets	(1,123)	(960)	(1,095)
Amortisation of intangible assets	(14)	(15)	(8)
Operating expenses	(1,137)	(975)	(1,103)
Profit before tax from discontinued operations	726	941	853
Tax on discontinued operations	(237)	(337)	(282)
Profit after tax from discontinued operations	489	604	571
Profit on disposal of discontinued operations [a]	6,331	–	–
Tax on disposal	(43)	–	–
Net profit on the disposal of the discontinued operation	6,288	–	–
Profit after tax from discontinued operations, including gain on disposal	6,777	604	571

Other comprehensive income relating to discontinued operations is as follows:

	2009 £m	2008 £m	2007 £m
Available for sale assets	10	(9)	1
Currency translation reserve	(85)	133	11
Tax relating to components of other comprehensive income	17	(10)	14
Other comprehensive income, net of tax, from discontinued operations	(58)	114	26

The cash flows attributable to the discontinued operations were as follows:

	2009 £m	2008 £m	2007 £m
Cash flows from discontinued operations
Net cash flows from operating activities	333	524	773
Net cash flows from investing activities	(25)	(93)	(248)
Net cash flows from financing activities	(550)	(362)	(429)
Effects of exchange rates on cash and cash equivalents	(134)	217	(13)
Net cash flows from discontinued operations	(376)	286	83

Notes

a	Details of the profit on disposal are shown in Note 38.

227

40 Acquisition of subsidiaries

a) Crescent Real Estate

On 19th November 2009, Barclays formed Crescent Real Estate Holdings LLC a joint venture with Goff Capital, Inc., to assume 99.7% ownership of Crescent Real Estate Equities Limited partnership (Crescent) following the completion of a debt restructuring transaction. Crescent is a real estate investment company that owns and manages office space, as well as investments in resort residential developments and luxury hotels across the US. These properties are accounted for as investment properties.

The assets and liabilities of Crescent at acquisition were as follows:

	Carrying value pre- acquisition £m	Fair value adjustments £m	Fair values £m
Assets
Loans and advances to customers	85	–	85
Investment in associates and joint ventures	132	(45)	87
Property, plant and equipment	879	69	948
Other assets	154	(2)	152
Total assets	1,250	22	1,272
Liabilities
Deposits from banks	(170)	–	(170)
Other liabilities	(102)	3	(99)
Total liabilities	(272)	3	(269)
Net assets	978	25	1,003
Group share of net assets acquired	978	25	1,003

Acquisition cost
Loans			1,003
Total consideration			1,003

No goodwill arose on acquisition.

The results of Crescent’s operations have been included from 19th November 2009 and did not materially contribute to the consolidated profit before tax. It is impracticable to disclose the revenue and profit or loss of the combined entity as though the acquisition date had been 1st January 2009.

228

Notes to the accounts

For the year ended 31st December 2009

continued

40 Acquisition of subsidiaries continued

b) Other acquisitions

Other acquisitions made by the Group during the year included 100% of PT Bank Akita on 1st February 2009 and 100% of the Portuguese credit card business of Citibank International PLC on 1st December 2009.

The Group increased its share in Abseq Properties (Pty) Ltd (previously accounted for as an associate) to 85% on 30th January 2009. On 6th April 2009, the Group acquired 100% of Care Principles as part of a debt restructuring transaction.

None of these acquisitions were individually material.

Details of the net assets acquired and the consideration paid are set out in aggregate below. The results of their operations have been included from the dates acquired and contributed a loss of £17m to the consolidated profit before tax.

	Carrying value pre- acquisition £m	Fair value adjustments £m	Other adjustments £m	Fair values £m
Assets
Loans and advances to customers	598	(9)	–	589
Investments in associates and joint ventures	3	–	–	3
Intangible assets	–	75	16	91
Property, plant and equipment	201	5	–	206
Other assets	38	–	–	38
Total assets	840	71	16	927
Liabilities
Deposits from banks	(806)	45	117	(644)
Customer accounts	(48)	–	–	(48)
Derivative financial instruments	–	(32)	19	(13)
Deferred tax liabilities	(14)	(26)	–	(40)
Other liabilities	(111)	18	(2)	(95)
Total liabilities	(979)	5	134	(840)
Net assets acquired	(139)	76	150	87
Group share of net assets acquired				66
Acquisition cost
Cash Paid				24
Deferred consideration				19
Attributable costs				4
Total consideration				47
Goodwill				7
Gain on acquisition				26

Cash outflows in respect of acquisitions

The aggregate net outflow of cash from the acquisition of the above Group entities was £28m, representing cash consideration and attributable costs.

Prior year acquisitions

The initial accounting for the 2008 acquisition of the North American businesses of Lehman Brothers was completed on 22nd September 2009. There were no revisions to the initial accounting disclosed in the 2008 financial statements. Approximately £2.3bn of the assets acquired as part of the acquisition had not been received by 31st December 2009, approximately £1.8bn of which were recognised as part of the accounting for the acquisition and are included in the balance sheet as at 31st December 2009. Ongoing legal proceedings related to the acquisition, including in respect of assets not yet received, are discussed in Note 35.

In addition, in 2008 the Group acquired Macquarie Bank Limited’s residential mortgage businesses, Goldfish credit card UK businesses and 100% of the ordinary shares of Expobank.

In 2007, the Group acquired 100% of the ordinary shares of each of Indexchange Investment AG, Equifirst Corporation and Walbrook Group Limited.

229

41 Investment in subsidiaries

The investment in Barclays Bank PLC is stated on the balance sheet of Barclays PLC at a cost of £20,215m (2008: £15,340m). The increase of £4,875m (2008: £5,154m) during the year represents the cost of additional shares of £25m (2008: £16m), capital contributions of £800m (2008: £4,362m) and a non-cash capital contribution of £4,050m (2008: £776m).

Principal subsidiaries

Country of registration or incorporation	Company name	Nature of business	Percentage of equity capital held %

Botswana	Barclays Bank of Botswana Limited	Banking	67.8
Egypt	Barclays Bank Egypt SAE	Banking	100
England	Barclays Bank PLC	Banking, holding company	100	*
England	Barclays Mercantile Business Finance Limited	Loans and advances including leases to customers	100	*
England	Barclays Bank Trust Company Limited	Banking, securities industries and trust services	100	*
England	Barclays Stockbrokers Limited	Stockbroking	100	*
England	Barclays Capital Securities Limited	Securities dealing	100	*
England	FIRSTPLUS Financial Group PLC	Secured loan provider	100
England	Gerrard Investment Management Limited	Investment management	100	*
Ghana	Barclays Bank of Ghana Limited	Banking	100
Ireland	Barclays Insurance (Dublin) Limited	Insurance provider	100	*
Ireland	Barclays Assurance (Dublin) Limited	Insurance provider	100	*
Isle of Man	Barclays Private Clients International Limited	Banking	100
Japan	Barclays Capital Japan Limited	Securities dealing	100	*
Jersey	Barclays Private Bank & Trust Limited	Banking, trust company	100	*
Kenya	Barclays Bank of Kenya Limited	Banking	68.5
Russia	Barclays Bank LLC	Banking	100	*
South Africa	Absa Group Limited	Banking	55.5
Spain	Barclays Bank SA	Banking	99.7
Switzerland	Barclays Bank (Suisse) S.A.	Banking and trust services	100
USA	Barclays Capital Inc.	Securities dealing	100	*
USA	Barclays Financial Corporation	Holding company for US credit card issuer	100	*
USA	Barclays Group US Inc.	Holding company	100
Zimbabwe	Barclays Bank of Zimbabwe Limited	Banking	67.7	*

In accordance with Section 410(2)(a) of the Companies Act 2006, the above information is provided solely in relation to principal subsidiaries.

The country of registration or incorporation is also the principal area of operation of each of the above subsidiaries. Investments in these subsidiaries are held directly by Barclays Bank PLC except where marked*.

Full information of all subsidiaries will be included in the Annual Return to be filed at UK Companies House.

Entities in which the Group holds less than half the voting rights

There are a number of entities in which the Group holds less than half the voting rights which are consolidated when the substance of the relationship between the Group and the entity indicates that the entity is controlled by the Group. Such entities are deemed to be controlled by the Group when relationships with such entities give rise to benefits that are in substance no different from those that would arise were the entity a subsidiary.

The consolidation of such entities may be appropriate in a number of situations, but primarily when:

–	the operating and financial policies of the entity are closely defined from the outset (i.e. it operates on an ‘autopilot’ basis) with such policies being largely determined by the Group;

–	the Group has rights to obtain the majority of the benefits of the entity and/or retains the majority of the residual or ownership risks related to the entity; or

–	the activities of the entity are being conducted largely on behalf of the Group according to its specific business objectives.

Such entities are created for a variety of purposes including securitisation, structuring, asset realisation, intermediation and management.

Subsidiaries with a different reporting date from that of the Parent of 31st December

Entities may have a different reporting date from that of the Parent of 31st December. Dates may differ for a variety of reasons including local reporting regulations or tax laws. In accordance with our accounting policies, for the purpose of inclusion in the consolidated financial statements of Barclays PLC, entities with different reporting dates are made up until 31st December.

230

Notes to the accounts

For the year ended 31st December 2009

continued

41 Investment in subsidiaries continued

Entities where the Group’s interest exceeds 50% which are excluded from consolidation

Although the Group’s interest in the equity voting rights in certain entities exceeds 50%, or it may have the power to appoint a majority of their Boards of Directors, they are excluded from consolidation because the Group either cannot direct the financial and operating policies of these entities, or on the grounds that another entity has a superior economic interest in them. Consequently, these entities are not deemed to be controlled by Barclays.

The table below includes information in relation to such entities as required by the Companies Act 2006 Section 410(2)(b).

Country of registration or incorporation	Name	Percentage of ordinary share capital held %	Equity share- holders’ funds £m	Retained loss for the year £m
UK	Fitzroy Finance Limited	100	–	–
Cayman Islands	Palomino Limited	100	1	–

42 Related party transactions and Directors’ remuneration

a) Related party transactions

Parties are considered to be related if one party has the ability to control the other party or exercise significant influence over the other party in making financial or operation decisions, or one other party controls both. The definition includes subsidiaries, associates, joint ventures and the Group’s pension schemes, as well as other persons.

Subsidiaries

Transactions between Barclays PLC and subsidiaries also meet the definition of related party transactions. Where these are eliminated on consolidation, they are not disclosed in the Group financial statements. Transactions between Barclays PLC and its subsidiary, Barclays Bank PLC are fully disclosed in its balance sheet and income statement. A list of the Group’s principal subsidiaries is shown in Note 41.

Associates, joint ventures and other entities

The Group provides banking services to its associates, joint ventures, the Group pension funds (principally the UK Retirement Fund) and to entities under common directorships, providing loans, overdrafts, interest and non-interest bearing deposits and current accounts to these entities as well as other services. Group companies also provide investment management and custodian services to the Group pension schemes. The Group also provides banking services for unit trusts and investment funds managed by Group companies and are not individually material. All of these transactions are conducted on the same terms as third-party transactions.

Entities under common directorships

The Group enters into normal commercial relationships with entities for which members of the Group’s Board also serve as Directors. The amounts included in the Group’s financial statements relating to such entities that are not publicly listed are shown in the table opposite under Entities under common directorships.

231

42 Related party transactions and Directors’ remuneration continued

Amounts included in the accounts, in aggregate, by category of related party entity are as follows:

	Associates £m	Joint ventures £m	Entities under common directorships £m	Pension funds, unit trusts and investment funds £m	Total £m
For the year ended and as at 31st December 2009
Income statement:
Interest received	3	90	7	–	100
Interest paid	–	(18)	–	–	(18)
Fees received for services rendered (including investment management and custody and commissions)	10	9	–	6	25
Fees paid for services provided	(47)	(113)	–	–	(160)
Principal transactions	(11)	(35)	6	–	(40)
Impairment	(2)	(5)	–	–	(7)

Assets:
Loans and advances to banks and customers	144	1,145	192	–	1,481
Derivative transactions	3	8	48	–	59
Other assets	76	193	–	–	269

Liabilities:
Deposits from banks	–	654	–	–	654
Customer accounts	54	252	29	23	358
Derivative transactions	–	3	10	–	13
Other liabilities	2	22	–	23	47

	Associates £m	Joint ventures £m	Entities under common directorships £m	Pension funds, unit trusts and investment funds £m	Total £m
For the year ended and as at 31st December 2008
Income statement:
Interest received	–	105	3	–	108
Interest paid	–	(73)	–	–	(73)
Fees received for services rendered (including investment management and custody and commissions)	–	15	–	5	20
Fees paid for services provided	(44)	(146)	–	–	(190)
Principal transactions	8	59	60	(25)	102

Assets:
Loans and advances to banks and customers	110	954	34	–	1,098
Derivative transactions	–	9	311	15	335
Other assets	67	276	–	3	346

Liabilities:
Deposits from banks	–	592	–	–	592
Customer accounts	–	167	74	10	251
Derivative transactions	–	–	111	41	152
Other liabilities	3	18	–	28	49

	Associates £m	Joint ventures £m	Entities under common directorships £m	Pension funds, unit trusts and investment funds £m	Total £m
For the year ended and as at 31st December 2007
Income statement:
Interest received	5	88	1	–	94
Interest paid	(1)	(58)	(1)	–	(60)
Fees received for services rendered (including investment management and custody and commissions)	1	34	–	26	61
Fees paid for services provided	(52)	(78)	–	–	(130)
Principal transactions	(27)	45	(16)	–	2

Assets:
Loans and advances to banks and customers	142	1,285	40	–	1,467
Derivative transactions	–	4	36	–	40
Other assets	213	106	–	14	333

Liabilities:
Deposits from banks	11	–	–	–	11
Customer accounts	–	61	33	12	106
Derivative transactions	–	10	50	–	60
Other liabilities	4	125	–	–	129

232

Notes to the accounts

For the year ended 31st December 2009

continued

42 Related party transactions and Directors’ remuneration continued

No guarantees, pledges or commitments have been given or received in respect of these transactions in 2009, 2008 or 2007.

Derivatives transacted on behalf of the Pensions Funds Unit Trusts and Investment Funds amounted to £192m (2008: £318m, 2007: £22m).

In 2008 Barclays paid £12m (2007: £18m) of its charitable donations through the Charities Aid Foundation, a registered charitable organisation, in which a Director of the Company was a Trustee. In 2009, following personnel changes, Charities Aid Foundation is not a related party.

Key Management Personnel

The Group’s Key Management Personnel, and persons connected with them, are also considered to be related parties for disclosure purposes. Key Management Personnel are defined as those persons having authority and responsibility for planning, directing and controlling the activities of Barclays PLC (directly or indirectly) and comprise the Directors of Barclays PLC and the Officers of the Group, certain direct reports of the Group Chief Executive and the heads of major business units.

There were no material related party transactions with Entities under common directorship where a Director or other member of Key Management Personnel (or any connected person) is also a Director or other member of Key Management Personnel (or any connected person) of Barclays.

The Group provides banking services to Directors and other Key Management Personnel and persons connected to them. Transactions during the year and the balances outstanding at 31st December 2009 were as follows:

	Directors, other Key Management Personnel and connected persons
	2009 £m	2008 £m	2007 £m
Loans outstanding at 1st January	7.3	7.4	7.8
Loans issued during the year	1.9	6.9	2.7
Loan repayments during the year	(1.6)	(5.5)	(3.2)
Loans outstanding at 31st December	7.6	8.8	7.3

Interest income earned	0.1	0.4	0.4

No allowances for impairment were recognised in respect of loans to Directors or other members of Key Management Personnel (or any connected person) in 2009, 2008 or 2007.

	2009 £m	2008 £m	2007 £m
Deposits outstanding at 1st January	28.7	8.9	15.0
Deposits received during the year	160.0	235.7	114.4
Deposits repaid during the year	(158.0)	(221.9)	(115.0)
Deposits outstanding at 31st December	30.7	22.7	14.4

Interest expense on deposits	0.1	0.5	0.6

During 2009 the membership of the Group Executive Committee increased. These additional persons became Officers of the Group and as such are included in Key Management Personnel for 2009, but not 2008.

Of the loans outstanding above, £0.1m (2008: £1.6m, 2007: £nil) relates to Directors and other Key Management Personnel (and persons connected to them) that left the Group during the year. Of the deposits outstanding above, £3.7m (2008: £6.1m, 2007: £2.8m) related to Directors and other Key Management Personnel (and persons connected to them) that left the Group during the year. The amounts disclosed as at 1st January includes deposits outstanding for those who became Directors or Key Management Personnel during the year.

All loans to Directors and other Key Management Personnel (and persons connected to them), (a) were made in the ordinary course of business, (b) were made on substantially the same terms, including interest rates and collateral, as those prevailing at the same time for comparable transactions with other persons and (c) did not involve more than a normal risk of collectability or present other unfavourable features; with the exception of £692 provided on an interest free basis.

A loan of £692 provided on an interest free basis was granted to one non-Director member of Barclays Key Management to purchase a commuter rail ticket. The maximum loan outstanding during the year was £692. Commuter rail ticket loans are provided to all Barclays staff members upon request on the same terms.

233

42 Related party transactions and Directors’ remuneration continued

Remuneration of Directors and other Key Management Personnel

	Directors, other Key Management Personnel and connected persons
	2009 £m	2008 £m	2007 £m
Salaries and other short-term benefits	8.6	10.7	23.7
Pension costs	0.7	0.9	1.1
Other long-term benefits	2.5	1.6	9.2
Share-based payments	15.8	11.8	31.7
Employer social security charges on emoluments	2.9	2.7	7.8
	30.5	27.7	73.5

b) Disclosure required by the Companies Act 2006

The following information is presented in accordance with the Companies Act 2006:

Directors’ remuneration

	2009 £m	2008 £m
Aggregate emoluments	8.8	6.0
Gains made on the exercise of share options	8.9	–
Amounts paid under long-term incentive schemes	–	7.4
	17.7	13.4

Actual pension contributions of £18,786 were paid to money purchase schemes on behalf of one Director (2008: £11,745, one Director). Notional pension contributions to money purchase schemes were £nil (2008: £nil).

As at 31st December 2009, two Directors were accruing retirement benefits under a defined benefit scheme (2008: two Directors).

One Director (Frits Seegers) agreed to waive his fees as non-executive Director of Absa Group Limited and Absa Bank Limited. The fees for 2009 were ZAR 0.1m (£0.01m). The fees for 2008 were ZAR 0.4m (£0.03m). In both 2008 and 2009 the fees were paid to Barclays.

Directors’ and Officers’ shareholdings and options

The beneficial ownership of the ordinary share capital of Barclays PLC by all Directors and Officers of Barclays PLC (involving 23 persons) and Barclays Bank PLC (involving 24 persons) at 31st December 2009 amounted 20,000,820 ordinary shares of 25p each (0.18% of the ordinary share capital outstanding) and 20,008,541 ordinary shares of 25p each (0.18% of the ordinary share capital outstanding), respectively.

Directors and Officers of Barclays PLC held in total (involving 12 persons) at 31st December 2009, options to purchase 3,279,642 Barclays PLC ordinary shares of 25p each at prices ranging from 255p to 470p under Sharesave and ranging from 317p to 520p under the Incentive Share Option Plan, respectively.

234

Notes to the accounts

For the year ended 31st December 2009

continued

42 Related party transactions and Directors’ remuneration continued

Advances and credit to Directors and guarantees on behalf of Directors

In accordance with Section 413 of the Companies Act 2006 and in relation to those who served as Directors of the Company at any time in the financial year, the total amount of advances and credits at 31st December 2009 was £1.8m (2008: £0.8m). The total amount of guarantees on behalf of Directors at 31st December 2009 was £nil (2008: £nil).

c) US disclosures

For US disclosure purposes, the aggregate emoluments of all Directors and Officers of Barclays PLC who held office during the year (2009: 28 persons, 2008: 24 persons, 2007: 22 persons) for the year ended 31st December 2009 amounted to £29.8m (2008: £26.8m, 2007: £64.6m). In addition, the aggregate amount set aside for the year ended 31st December 2009, to provide pension benefits for the Directors and Officers amounted to £0.7m (2008: £0.9m, 2007: £1.1m). The aggregate emoluments of all Directors and Officers of Barclays Bank PLC who held office during the year (2009: 29 persons, 2008: 25 persons, 2007: 23 persons) for the year ended 31st December 2009 amounted to £30.1m (2008: £26.9m and 2007: £64.9m). In addition, the aggregate amount set aside by the Bank and its subsidiaries for the year ended 31st December 2009, to provide pension benefits for the Directors and Officers amounted to £0.7m (2008: £0.9m, 2007: £1.1m).

43 Events after the balance sheet date

On 1st January 2010, the Group acquired 100% ownership of Standard Life Bank Plc for a consideration of £227m in cash. The assets acquired include a savings book of approximately £5.8bn, and a mortgage book with outstanding balances of approximately £7.5bn.

As announced on 3rd November 2009, the Group has made changes to its business structure, which will be reflected in the Group’s external financial reporting for periods commencing 1st January 2010. The segmental information presented in Note 53 represents the business segments and other operations used for management and reporting purposes during the year ended 31st December 2009.

On 17th February 2010, 626.8 million of the 758.4 million warrants held by PCP Gulf Invest 3 Limited (a subsidiary of Nexus Capital Investing Limited) were exercised for an aggregate exercise price of approximately £1,240m. As a result 626.8 million new ordinary shares were issued representing a 5.2% ownership in the Group’s enlarged share capital.

44 Share-based payments

The Group operates share schemes for employees throughout the world. The main current schemes are:

Sharesave

Eligible employees in the UK, Spain and Ireland may participate in the Barclays Sharesave scheme. Under this scheme, employees may enter into contracts to save up to £250 per month (Ireland: ¤500, Spain: ¤135) and, at the expiry of a fixed term of three, five or seven years (Spain: three years), have the option to use these savings to acquire shares in the Company at a discount, calculated in accordance with the rules of the scheme. The discount is currently 20% of the market price at the date the options are granted. Participants in the scheme have six months from the date of vest in which the option can be exercised.

UK Sharepurchase

UK Sharepurchase was introduced in January 2002. It is an HM Revenue & Customs approved all-employee share plan. The plan is open to all eligible UK employees, including executive Directors. Under the plan, participants are able to purchase up to £1,500 worth of Barclays PLC ordinary shares per tax year, which, if kept in trust for five years, can be withdrawn from the plan tax-free. Matching shares were introduced to the scheme during 2005 where the purchase of Barclays shares by the participant are matched equally by the Company up to a value of £600 per tax year. Any shares in the plan will earn dividends in the form of additional shares, which must normally be held by the trustee for three years before being eligible for release.

Global Sharepurchase

Global Sharepurchase was introduced in August 2009. The plan is open to all eligible employees in countries outside the UK, including executive Directors. In 2009, the plan was launched in Germany, Hong Kong, Japan, Singapore and Switzerland. Under the plan, participants are able to purchase up to £1,500 worth of Barclays PLC ordinary shares per calendar year, from post-tax salary. The purchase of Barclays shares by the participant is matched by the Company on a one-for-one basis up to a value of £600 per calendar year. Matching Shares are forfeited if the participant chooses to sell shares purchased from their post-tax salary before the third anniversary of purchase. Any shares in the plan will earn dividends in the form of additional shares, which must normally be held by the trustee for three years before being eligible for release.

Executive Share Award Scheme (ESAS)

For certain employees of the Group an element of their annual bonus is in the form of a deferred award of a provisional allocation of Barclays PLC shares under ESAS. The total value of the bonus made to the employee of which ESAS is an element is dependent upon the business unit, Group and individual employee performance. The ESAS element of the annual bonus must normally be held for at least three years. Additional bonus shares are subsequently awarded to recipients of the provisional allocation and vest upon achieving continued service for three and five years from the date of award. ESAS awards are also made to eligible employees for recruitment purposes. All awards are subject to potential forfeit if the individual resigns and commences work with a competitor business.

Performance Share Plan (PSP)

The Performance Share Plan (PSP) was approved by shareholders at the 2005 AGM to replace the ISOP scheme. Performance shares are ‘free’ Barclays shares for which no exercise price is payable and which qualify for dividends. Performance share awards are communicated to participants as an initial allocation. Barclays performance over a three-year period determines the final number of shares that may be released to participants.

Incentive Share Plan (Incentive Shares)

The Incentive Share Plan (Incentive Shares) was introduced in March 2008. Incentive Shares are granted to participants in the form of a provisional allocation of Barclays shares which vest upon achieving continued service after three years. Participants do not pay to receive an award or to receive a release of shares. Incentive Shares qualify for dividends.

235

44 Share-based payments continued

Options granted under the following schemes are over subsidiaries of Barclays PLC:

Absa Group Limited Share Incentive Trust (AGLSIT)

In terms of the rules of Absa Group Limited Share Incentive Trust, the maximum number of shares which may be issued or transferred and/or in respect of which options may be granted to the participants shall be limited to shares representing 10% of the total number of issued shares from time to time. This is an equity-settled share-based payment arrangement and options are allocated to Absa employees according to the normal human resources talent management processes. The options issued up to August 2005 had no performance criteria linked to them and vested in equal tranches after three, four and five years respectively. No dividends accrue to the option holder over the vesting period. The options expire after a period of ten years from the issuing date. Options issued since August 2005 have performance criteria associated with them, which require headline earnings per share to exceed an agreed benchmark over a three-year period from the grant date for the options to vest. Participants need to be in the employ of Absa at the vesting date in order to be entitled to the options.

Absa Group Limited Executive Share Award Scheme (AGLESAS)

The ESAS is an equity-settled share-based payment arrangement, where the participant’s notional bonus comprises a number of restricted nil-cost options, based on the allocation price of ordinary shares. Such an initial allocation is held in trust or in the name of the participant. If the participant is in the employ of Absa after the three-year vesting period, the participant will receive 20% matched shares. If the bonus award remains in the ESAS for another two years, the participant receives another 10% matched shares. Dividend shares are paid to participants on the ordinary shares as if the shares were held from inception. The number of dividend shares awarded is therefore calculated on the initial allocation and on the 20% and/or 10% matched shares, over the three- or five-year period. Employees that receive a performance bonus in excess of a predetermined amount were compelled to place a set percentage of their bonus award into the ESAS. Employees also had the option of utilising more of their bonus award for voluntary ESAS options.

Absa Group Limited Performance Share Plan (AGLPSP)

The Performance Share Plan (PSP) was implemented in 2008. Performance shares are ‘free’ Absa Group Limited shares for which no exercise price is payable and which qualify for dividends. Performance share awards are communicated to participants as an initial allocation. Absa Group Limited’s performance over a three-year period determines the final number of shares that may be released to participants.

Options remain outstanding under the following closed schemes:

Incentive Share Option Plan (ISOP)

The ISOP was open by invitation to the employees and Directors of Barclays PLC. Options were granted at the market price at the date of grant calculated in accordance with the rules of the plan, and are normally exercisable between three and ten years from that date. The final number of shares over which the option may be exercised is determined by reference to set performance criteria. The number of shares under option represents the maximum possible number that may be exercised. No awards were made under ISOP during 2009.

Woolwich Executive Share Option Plan (Woolwich ESOP)

Options originally granted over Woolwich PLC shares at market value were exercised in 2001 or exchanged, in accordance with the proposals made under the offer to acquire the Woolwich, for options over Barclays PLC shares. Under the rules of ESOP, the performance conditions attached to the exercise of options were disapplied on acquisition of Woolwich PLC by Barclays. Options lapse ten years after grant.

In addition, there were no options outstanding at year end under the following closed schemes:

Absa Group Broad-based Black Economic Empowerment transaction (BEE)

The Group entered into a black economic empowerment (BEE) transaction with Batho Bonke Capital (Proprietary) Limited in July 2004. The shares issued in terms of the transaction vested immediately. Due to the shares issued vesting immediately and also as a result of the issue being before 1st January 2005, the provisions of IFRS 2 Share-based payments were not applicable. In the current period 49.9% of the options were repurchased from Batho Bonke (Proprietary) Limited at a discount to their fair value. Batho Bonke utilised the proceeds to exercise 11,970,536 options. The Group provided bridging finance for the remaining 24,678,764 options. The life of these options was effectively extended for three months, effective 1st June 2009. The modification did not result in an increase in the fair value of these options and therefore, in terms of the provisions of IFRS 2, no cost was recognised in the statement of comprehensive income in the current period.

The bridging finance was redeemed on 1st September 2009 and Batho Bonke Capital (Proprietary) Limited exercised the balance of the options outstanding.

Absa Group Limited Share Ownership Administrative Trust (AGLSOT)

AGLSOT enabled all Absa employees to participate in a one-off offer to purchase 200 redeemable cumulative option-holding preference shares. Each redeemable preference share carries the option to acquire one Absa ordinary share. Options vest after three years and lapse after five years from the date of issue. Exercise may occur in lots of 100 only and within a price range varying from R48 to R69 (£3.81 to £5.48) dependent on the 30-day volume weighted trading price on the JSE Limited. Options are redeemed by Absa on the final exercise date.

Executive Share Option Scheme (ESOS)

The ESOS is a long-term incentive scheme and was available by invitation to certain senior executives of the Group with grants usually made annually. Options were issued with an exercise price equivalent to the market price at the date of the grant without any discount, calculated in accordance with the rules of the scheme, and are normally exercisable between three and ten years from that date. No further awards are made under ESOS.

Barclays Global Investors Equity Ownership Plan (BGI EOP)

The EOP was provided to key employees of BGI and was wound up following the disposal of BGI. The exercise price of the options was determined by the Remuneration Committee of Barclays PLC based on the fair value of BGI as determined by an independent appraiser. The options were granted over shares in Barclays Global Investors UK Holdings Limited, a subsidiary of Barclays Bank PLC.

Options were not exercisable until vesting, with a third of the options held generally becoming exercisable at each anniversary of grant. The shareholder had the right to offer to sell the shares to Barclays Bank PLC 355 days following the exercise of the option. The most recently agreed valuation was £109.45, at 30th November 2009. No awards were made under the BGI EOP in 2009.

The scheme rules provided that in the event of a sale of the business, outstanding options vest before the disposal. During the year the Group disposed of Barclays Global Investors. Accordingly, the share-based payment charge has been accelerated in these financial statements.

236

Notes to the accounts

For the year ended 31st December 2009

continued

44 Share-based payments continued

At the balance sheet date the following cash-settled schemes operated within the Group:

Absa Group Limited Phantom Performance Share Plan (Phantom PSP)

The Phantom PSP is a cash-settled plan and payments made to participants in respect of their awards are in the form of cash. The Phantom PSP shares (and any associated notional dividend shares) are awarded at no cost to the participants. The amount that is ultimately paid to the participants is equal to the market value of a number of ordinary shares as determined after a three-year vesting period. The vesting of the Phantom PSP awards will be subject to two non-market performance conditions which will be measured over a three-year period, starting on the first day of the financial year in which the award is made. The award will vest after three years to the extent that the performance conditions are satisfied. These awards are forfeited in total if Absa performance fails to meet the minimum criteria.

Absa Group Limited Phantom Executive Share Award Scheme (Phantom ESAS)

The Phantom ESAS is a cash-settled share-based payment arrangement, where the participant’s notional bonus comprises a number of restricted nil-cost options, based on the allocation price of ordinary shares. If the participant is in the employ of the Group after the three-year vesting period, the participant will receive 20% bonus phantom shares. If the bonus award remains in the Phantom ESAS for another two years, the participant receives an additional 10% bonus phantom shares. Dividend phantom shares are paid to participants on the ordinary phantom shares as if the shares were held from inception. The number of dividend phantom shares awarded is therefore calculated on the initial allocation and on the 20% and 10% bonus phantom shares, over the three- or five-year period. Employees that receive performance bonuses in excess of a predetermined amount are compelled to place a set percentage of the bonus award in the Phantom ESAS. Employees also have the option of utilising more of their bonus award for voluntary ESAS phantom shares.

The weighted average fair value per option granted during the year is as follows:

	2009 £	2008 £
Sharesave	1.43	0.92
PSP	2.81	4.89
Sharepurchase	1.82	3.38
ISP	2.58	4.22
ESAS	1.08	4.09
AGLPSP	6.88	7.76
AGLESAS	6.82	7.17

Fair values for Sharesave and PSP are calculated at the date of grant using either a Black-Scholes model or Monte Carlo simulation. Sharepurchase, ISP, ESAS, AGLPSP and AGLESAS are nil cost awards on which the performance conditions are substantially completed at the date of grant. Consequently the fair value of these awards is based on the market value at that date.

As described above, the terms of the ESAS scheme require shares to be held for a set number of years from the date of vest. The calculation of the vest date fair value of such awards includes a reduction for this post-vesting restriction. This discount is determined by calculating how much a willing market participant would rationally pay to remove the restriction using a Black-Scholes option pricing model. The total discount required in 2009 is £10m (2008: £10m, 2007: £66m).

The significant weighted average assumptions used to estimate the fair value of the options granted in 2009 are as follows:

	2009
	Sharesave	PSP
Weighted average share price	3.51	2.34
Weighted average exercise price	2.70	1.77
Expected volatility	45%	45%
Expected option life	4 years	2 years

The significant weighted average assumptions used to estimate the fair value of the options granted in 2008 are as follows:

	2008
	Sharesave	PSP
Weighted average share price	3.11	5.45
Weighted average exercise price	2.51	2.07
Expected volatility	37%	37%
Expected option life	4 years	3 years

The significant weighted average assumptions used to estimate the fair value of the options granted in 2007 are as follows:

		2007
	Sharesave	PSP	BGI EOP	AGLSIT
Weighted average share price	5.82	7.07	95.33	9.18
Weighted average exercise price	4.81	–	95.33	7.62
Expected volatility	25%	25%	20%	30%
Expected option life	4 years	3 years	4 years	5 years

237

44 Share-based payments continued

Expected volatility and dividend yield on the date of grant have been used as inputs into the respective valuation models for Sharesave and PSP.

The yield on UK government bonds with a commensurate life has been used to determine the risk-free discount rate of 3% for Sharesave and PSP. Option life is estimated based upon historical data for the holding period of options between grant and exercise dates.

For the purposes of determining the expected life and number of options to vest, historical exercise patterns have been used, together with an assumption that a certain percentage of options will lapse due to leavers.

The assumed dividend yield for Barclays PLC is the average annual dividend yield on the date of grant of 2%.

Analysis of the movement in the number and weighted average exercise price of options is set out below:

	Sharesave [a]				Sharepurchase [a,c]
	Number (000s)		Weighted average ex. price (£)		Number (000s)		Weighted average ex. price (£)
	2009	2008	2009	2008	2009	2008	2009	2008
Outstanding at beginning of year	94,131	74,027	1.83	4.48	6,961	3,824	–	–
Granted in the year	28,005	56,024	2.70	2.51	6,832	3,834	–	–
Adjustment in grants for open offer	–	1,354	–	4.33	–	–	–	–
Exercised/released in the year	(153)	(3,357)	2.83	3.71	(952)	(64)	–	–
Less: forfeited in the year	(30,672)	(33,917)	3.58	4.35	(521)	(633)	–	–
Less: expired in the year	–	–	–	–	–	–	–	–
Outstanding at end of year	91,311	94,131	3.01	1.83	12,320	6,961	–	–
Of which exercisable:	7,537	4,025	4.19	3.71	1,621	737	–	–

	ESAS [a,c]				PSP [a,c]
	Number (000s)		Weighted average ex. price (£)		Number (000s)		Weighted average ex. price (£)
	2009	2008	2009	2008	2009	2008	2009	2008
Outstanding at beginning of year	267,937	182,200	–	–	50,729	63,163	–	–
Granted in the year	311,977	141,269	–	–	4,794	8,528	–	–
Adjustment in grants for open offer	–	6,884	–	–	–	1,370	–	–
Exercised/released in the year	(90,296)	(56,231)	–	–	(6,496)	(1,467)	–	–
Less: forfeited in the year	(25,107)	(6,185)	–	–	(17,765)	(20,865)	–	–
Less: expired in the year	–	–	–	–	–	–	–	–
Outstanding at end of year	464,511	267,937	–	–	31,262	50,729	–	–
Of which exercisable:	12,714	15,131	–	–	–	–	–	–

	ISP [a,c]				Absa BEE [b]
	Number (000s)		Weighted average ex. price (£)		Number (000s)		Weighted average ex. price (£)
	2009	2008	2009	2008	2009	2008	2009	2008
Outstanding at beginning of year/acquisition date	7,100	–	–	–	73,152	73,152	3.16-4.55	3.40-3.89
Granted in the year	50,652	6,923	–	–	–	–	–	–
Adjustment in grants for open offer	–	177	–	–	–	–	–	–
Exercised/released in the year	(19)	–	–	–	(36,649)	–	5.42	–
Less: repurchased in the year	–	–	–	–	(36,503)	–	–	–
Less: forfeited in the year	(2,755)	–	–	–	–	–	–	–
Less: expired in the year	–	–	–	–	–	–	–	–
Outstanding at end of year	54,978	7,100	–	–	–	73,152	–	3.16-4.55
Of which exercisable:	–	–	–	–	–	73,152	–	3.16-4.55

Notes

a	Options/award granted over Barclays PLC shares.

b	Options/award granted over Absa Group Limited shares.

c	Nil cost award.

238

Notes to the accounts

For the year ended 31st December 2009

continued

44 Share-based payments continued

	AGLSIT [b]				AGLSOT [b]
	Number (000s)		Weighted average ex. price (£)		Number (000s)		Weighted average ex. price (£)
	2009	2008	2009	2008	2009	2008	2009	2008
Outstanding at beginning of year/acquisition date	9,967	13,618	4.91	4.81	559	946	3.16-4.55	3.40-3.89
Exercised/released in the year	(3,569)	(3,252)	5.10	3.37	(539)	(368)	5.33	–
Less: forfeited in the year	(100)	(399)	6.99	4.96	(20)	(19)	3.81-5.48	3.16-4.55
Outstanding at end of year	6,298	9,967	6.28	4.91	–	559	–	3.16-4.55
Of which exercisable:	5,016	5,944	5.67	3.86	–	559	–	3.16-4.55

	AGLPSP b, [c]				AGLESAS [b,c]
	Number (000s)		Weighted average ex. price (£)		Number (000s)		Weighted average ex. price (£)
	2009	2008	2009	2008	2009	2008	2009	2008
Outstanding at beginning of year	2,008	–	–	–	1,015	37	–	–
Granted in the year	1,589	2,134	–	–	1,324	1,019	–	–
Less: forfeited in the year	(180)	(126)	–	–	(155)	(41)	–	–
Outstanding at end of year	3,417	2,008	–	–	2,184	1,015	–	–
Of which exercisable:	–	–	–	–	–	–	–	–

	ISOP [a]				ESOS [a]
	Number (000s)		Weighted average ex. price (£)		Number (000s)		Weighted average ex. price (£)
	2009	2008	2009	2008	2009	2008	2009	2008
Outstanding at beginning of year	20,547	20,549	4.44	4.56	473	1,423	4.33	4.13
Adjustment in grants for open offer	–	537	–	4.44	–	12	–	4.33
Exercised/released in the year	(253)	(539)	3.17	4.06	–	(70)	–	3.97
Less: forfeited in the year	(7,648)	–	4.54	–	(473)	(892)	4.33	3.97
Outstanding at end of year	12,646	20,547	4.41	4.44	–	473	–	4.33
Of which exercisable:	12,646	20,547	4.41	4.44	–	473	–	4.33

	Woolwich ESOP [a]				BGI EOP [d]
	Number (000s)		Weighted average ex. price (£)		Number (000s)		Weighted average ex. price (£)
	2009	2008	2009	2008	2009	2008	2009	2008
Outstanding at beginning of year	442	540	3.70	3.81	6,584	7,502	78.50	75.66
Adjustment in grants for open offer	–	12	–	3.70	–	–	–	–
Exercised/released in the year	(7)	(104)	3.20	3.10	(6,417)	(550)	78.16	34.55
Less: forfeited in the year	(89)	(6)	3.80	3.65	(167)	(368)	91.54	86.57
Less: expired in the year	(281)	–	–	–	–	–	–	–
Outstanding at end of year	65	442	3.20	3.70	–	6,584	–	78.50
Of which exercisable:	65	442	3.20	3.70	–	3,631	–	69.29

Notes

a	Options/award granted over Barclays PLC shares.

b	Options/award granted over Absa Group Limited shares.

c	Nil cost award.

d	Options/award granted over Barclays Global Investors UK Holdings Limited shares.

239

44 Share-based payments continued

The table below shows the weighted average share price at the date of exercise/release of shares:

	2009 £	2008 £
Sharesave [a]	3.21	4.70
Sharepurchase [a,c]	2.64	1.59
ESAS [a,c]	2.02	4.07
PSP [a,c]	1.77	2.07
BGI EOP [d]	109.45	87.22
Absa BEE [b]	7.92	–
AGLSIT [b]	9.18	6.78
AGLSOT [b]	7.86	6.79
ISP [a,c]	3.43	–
ISOP [a]	3.61	4.59
ESOS [a]	–	4.74
Woolwich ESOP [a]	3.52	4.72

The exercise price range, the weighted average contractual remaining life and number of options outstanding (including those exercisable) at the balance sheet date are as follows:

Exercise price range	2009		2008
	Weighted average remaining contractual life in years	Number of options outstanding	Weighted average remaining contractual life in years	Number of options outstanding
Sharesave [a]
£1.44-£2.49	2	1,817,640	3	2,121,926
£2.50-£3.49	3	69,543,729	4	54,437,940
£3.50-£4.49	1	9,057,990	1	19,986,642
£4.50-£5.49	2	10,892,016	3	17,584,689
Sharepurchase [a,c]	2	12,319,993	2	6,960,593
ESAS [a,c]	3	464,511,395	3	267,936,513
ISP [a,c]	2	54,978,012	2	7,099,655
PSP [a,c]	1	31,261,898	1	50,729,245
AGLSIT [b]
£1.66-£7.50	5	6,298,491	6	9,967,000
AGLESAS [b,c]	3	2,184,286	3	1,015,000
AGLPSP [b,c]	2	3,417,488	2	2,008,000
ISOP [a]
£2.50-£3.49	3	2,701,442	4	3,862,322
£3.50-£4.49	1	955,045	2	1,558,449
£4.50-£5.49	3	8,989,576	4	14,899,933
£5.50-£6.49	–	–	7	225,894
ESOS [a]
£3.50-£4.49	–	–	1	472,561
Woolwich ESOP [a]
£2.50-£3.49	–	65,024	1	89,644
£3.50-£4.49	–	–	1	352,961

There were no modifications to the share-based payment arrangements in the years 2009, 2008 and 2007. As at 31st December 2009, the total liability arising from cash-settled share-based payment transactions was £13m (2008: £23m).

In accordance with the scheme rules, all options awarded vested and were exercised by the holders following the disposal of the BGI business on 1st December 2009. The options were all exercised during December 2009.

Notes

a	Options/award granted over Barclays PLC shares.

b	Options/award granted over Absa Group Limited shares.

c	Nil cost award.

d	Options/award granted over Barclays Global Investors UK Holdings Limited shares.

240

Notes to the accounts

For the year ended 31st December 2009

continued

45 Off-balance sheet arrangements

In the ordinary course of business and primarily to facilitate client transactions, the Group enters into transactions which may involve the use of off-balance sheet arrangements and special purpose entities (SPEs). These arrangements include the provision of guarantees, loan commitments, retained interests in assets which have been transferred to an unconsolidated SPE or obligations arising from the Group’s involvements with such SPEs.

Guarantees

The Group issues guarantees on behalf of its customers. In the majority of cases, the Group will hold collateral against the exposure, have a right of recourse to the customer or both. In addition, the Group issues guarantees on its own behalf. The main types of guarantees provided are: financial guarantees given to banks and financial institutions on behalf of customers to secure loans; overdrafts; and other banking facilities, including stock borrowing indemnities and standby letters of credit. Other guarantees provided include performance guarantees, advance payment guarantees, tender guarantees, guarantees to Her Majesty’s Revenue and Customs and retention guarantees. The nominal principal amount of contingent liabilities with off-balance sheet risk is set out in Note 34 (Contingent liabilities and commitments).

Loan commitments

The Group enters into commitments to lend to its customers subject to certain conditions. Such loan commitments are made either for a fixed period or are cancellable by the Group subject to notice conditions. Information on loan commitments and similar facilities is set out in Note 34 (Contingent liabilities and commitments).

Leasing

The Group leases various offices, branches, other premises and equipment under non-cancellable operating lease arrangements. With such operating lease arrangements, the asset is kept on the lessor’s balance sheet and the Group reports the future minimum lease payments as an expense over the lease term. Information on leasing can be found in Note 37 (Leasing).

Special purpose entities

SPEs are entities that are created to accomplish a narrow and well defined objective. There are often specific restrictions or limits around their ongoing activities. The Group’s transactions with SPEs take a number of forms, including:

–	The provision of financing to fund asset purchases, or commitments to provide finance for future purchases.

–	Derivative transactions to provide investors in the SPE with a specified exposure.

–	The provision of liquidity or backstop facilities which may be drawn upon if the SPE experiences future funding difficulties.

–	Direct investment in the notes issued by SPEs.

Depending on the nature of the Group’s resulting exposure, it may consolidate the SPE on to the Group’s balance sheet. The consolidation of SPEs is considered at inception, based on the arrangements in place and the assessed risk exposures at that time. In accordance with IFRS, SPEs are consolidated when the substance of the relationship between the Group and the entity indicates control. Potential indicators of control include, amongst others, an assessment of the Group’s exposure to the risks and benefits of the SPE. The initial consolidation analysis is revisited at a later date if:

i)	the Group acquires additional interests in the entity;

ii)	the contractual arrangements of the entity are amended such that the relative exposures to risks and rewards change; or

iii)	the Group acquires control over the main operating and financial decisions of the entity.

A number of the Group’s transactions have recourse only to the assets of unconsolidated SPEs. Typically, the majority of the exposure to these assets is borne by third parties and the Group’s risk is mitigated through over-collateralisation, unwind features and other protective measures.

The business activities within the Group where SPEs are used include multi-seller conduit programmes, asset securitisations, client intermediation, credit structuring, asset realisations and fund management. These activities are described below. In addition, later sections provide quantative information on the Group’s involvements with CDOs,SIVs SIV-Lites and conduits.

Multi-seller conduit programmes

Barclays creates, administers and provides liquidity and credit enhancements to several commercial paper conduit programmes, primarily in the United States. These conduits provide clients access to liquidity in the commercial paper markets by allowing them to sell consumer or trade receivables to the conduit, which then issues commercial paper to investors to fund the purchase. The conduits have sufficient collateral, credit enhancements and liquidity support to maintain an investment grade rating for the commercial paper.

Asset securitisations

The Group has assisted its customers with the formation of asset securitisations, some of which are effected through the use of SPEs. These entities have minimal equity and rely on funding in the form of notes to purchase the assets for securitisation. As these SPEs are created for other companies, the Group does not usually control these entities and therefore does not consolidate them. The Group may provide financing in the form of senior notes or junior notes and may also provide derivatives to the SPE. These transactions are included on the balance sheet.

The Group has also used SPEs to securitise part of its originated and purchased retail and commercial lending portfolios and credit card receivables. These SPEs are usually consolidated and derecognition only occurs when the Group transfers its contractual right to receive cash flows from the financial assets, or retains the contractual rights to receive the cash flows, but assumes a contractual obligation to pay the cash flows to another party without material delay or reinvestment, and also transfers substantially all the risks and rewards of ownership, including credit risk, prepayment risk and interest rate risk. The carrying amount of securitised assets together with the associated liabilities are set out in Note 29.

241

45 Off-balance sheet arrangements continued

Client intermediation

The Group has structured transactions as a financial intermediary to meet investor and client needs. These transactions involve entities structured by either the Group or the client and they are used to modify cash flows of third party assets to create investments with specific risk or return profiles or to assist clients in the efficient management of other risks. Such transactions will typically result in a derivative being shown on the balance sheet, representing the Group’s exposure to the relevant asset. The Group also invests in lessor entities specifically to acquire assets for leasing. Client intermediation also includes arrangements to fund the purchase or construction of specific assets (most common in the property industry).

Credit structuring

The Group structures investments to provide specific risk profiles to investors. This may involve the sale of credit exposures, often by way of derivatives, to an entity which subsequently funds those exposures by issuing securities. These securities may initially be held by Barclays prior to sale outside of the Group.

Asset realisations

The Group establishes SPEs to facilitate the recovery of loans in circumstances where the borrower has suffered financial loss.

To the extent that there are guarantees and commitments in relation to SPEs the details are included in Note 34 Contingent liabilities and commitments.

Collateralised debt obligations (CDOs)

The Group has structured and underwritten CDOs. At inception, the Group's exposure principally takes the form of a liquidity facility provided to support future funding difficulties or cash shortfalls in the vehicles. If required by the vehicle, the facility is drawn with the amount advanced included within loans and advances on the balance sheet. Upon an event of default or other triggering event, the Group may acquire control of a CDO and, therefore, be required to fully consolidate the vehicle for accounting purposes. The potential for transactions to hit default triggers before the end of 2010 has been assessed and is included in the determination of £714m impairment charges and other credit provisions in relation to ABS CDO Super Senior and other credit market exposures for the year ended 31st December 2009.

The Group's exposure to ABS CDO Super Senior positions before hedging was £1,931m as at 31st December 2009, equivalent to an aggregate 50.83% decline in value on average for all investors. This represents the Group's exposure to High Grade CDOs, stated net of write-downs and charges. These facilities are fully drawn and included within loans and advances on the balance sheet.

Collateral

The collateral underlying unconsolidated CDOs comprised 78% residential mortgage-backed securities, 3% non-residential asset-backed securities and 19% in other categories (a proportion of which will be backed by residential mortgage collateral).

The remaining Weighted Average Life (WAL) of all collateral is 5.9 years. The combined Net Asset Value (NAV) for all of the CDOs was £0.9bn.

Funding

The CDOs were funded with senior unrated notes and rated notes up to AAA. The capital structure senior to the AAA notes on cash CDOs was supported by a liquidity facility provided by the Group. The senior portion covered by liquidity facilities is on average 88% of the capital structure.

The initial WAL of the notes in issue averaged 6.7 years. The full contractual maturity is 38.2 years.

Interests in third party CDOs

The Group has purchased securities in and entered into derivative instruments with third party CDOs. These interests are held as trading assets or liabilities on the Group's balance sheet and measured at fair value. The Group has not provided liquidity facilities or similar agreements to third party CDOs.

Structured investment vehicles (SIVs)

The Group does not structure or manage SIVs. Group exposure to third party SIVs comprised:

–	£16m (2008: £52m) of senior liquidity facilities.

–	Derivative exposures included on the balance sheet at their net fair value of £53m (2008: £273m).

SIV-Lites

The Group has exposure to two SIV-Lite transactions. The Group is not involved in their ongoing management. Exposures have decreased to £461m (2008: £638m) representing drawn liquidity facilities of £106m and assets designated at fair value of £355m.

242

Notes to the accounts

For the year ended 31st December 2009

continued

45 Off-balance sheet arrangements continued

Commercial paper and medium-term note conduits

The Group provided £16bn in undrawn backstop liquidity facilities to its own sponsored CP conduits. The Group fully consolidates these entities such that the underlying assets are reflected on the Group balance sheet.

These consolidated entities in turn provide facilities of £753m to third party conduits containing prime UK buy-to-let RMBS. As at 31st December 2009, the entire facility had been drawn and is included in available for sale financial investments.

The Group provided backstop facilities to support the paper issued by four third party conduits. These facilities totalled £287m, with underlying collateral comprising 100% auto loans. Drawings on these facilities were £125m as at 31st December 2009 and are included within loans and advances to customers.

The Group provided backstop facilities to four third party SPEs that fund themselves with medium-term notes. These notes are sold to investors as a series of 12-month securities and remarketed to investors annually. If investors decline to renew their holdings at a price below a pre-agreed spread, the backstop facility requires the Group to purchase the outstanding notes at scheduled maturity. The Group has provided facilities of £1.6bn to SPEs holding prime UK and Australian owner-occupied Residential Mortgage Back Securities (RMBS) assets. As at the balance sheet date these facilities had been drawn and were included in loans and advances.

46 Financial risks

Financial risk management

The Group is a major global financial services provider engaged in retail and commercial banking, credit cards, investment banking, wealth management and investment management services. Financial instruments are fundamental to the Group’s business and managing financial risks, especially credit risk, is a fundamental part of its business activity.

The Group’s risk management policies and processes are designed to identify and analyse risk, to set appropriate risk appetite, limits, and controls, and to monitor the risks and adherence to limits by means of reliable and up-to-date data. Risk management policies, models and systems are regularly reviewed to reflect changes to markets, products and best market practice.

Risk responsibilities

The Board approves risk appetite and the Board Risk Committee (BRC) monitors the Group’s risk profile against this appetite:

–	The Chief Risk Officer, under delegated authority from the Group Chief Executive and Group Finance Director, has responsibility for ensuring effective risk management and control;

–	Business Heads are responsible for the identification and management of risk in their businesses;

–

Business risk teams, each under the management of a Business Risk Director, are responsible for assisting Business Heads in the identification and management of their business risk profiles for implementing appropriate controls. These risk management teams also assist Group Risk in the formulation of Group Risk policy and the implementation of it across the businesses;

–	Within Group Risk, Risk-Type Heads and their teams are responsible for establishing a risk control framework and risk oversight; and

–	Internal Audit is responsible for the independent review of risk management and the control environment.

Oversight of risk management is exercised by the Group Risk Oversight Committee which is chaired by the Chief Risk Officer under authority delegated by the Group Finance Director. The Group Risk Oversight Committee oversees management of the Group’s risk profile, exercised through the setting, review and challenge of the size and constitution of the profile when viewed against the Group risk appetite.

The Executive Committee monitors and manages risk-adjusted performance of businesses and receives a regular update on forward risk trends and the Group Risk Profile Report.

The BRC reviews the Group risk profile, approves the Group Control Framework and approves minimum control requirements for principal risks.

The Board Audit Committee (BAC) considers the adequacy and effectiveness of the Group Control Framework and receives quarterly reports on control issues of significance and half-yearly reports on impairment allowances and regulatory reports.

Both BRC and BAC also receive reports dealing in more depth with specific issues relevant at the time. The proceedings of both Committees are reported to the full Board. The Board approves the overall Group risk appetite.

The Group Risk Oversight Committee is chaired by the Chief Risk Officer and oversees the management of the Group’s risk profile and all of its significant risks. Oversight is exercised through the setting, review and challenge of the size and constitution of the profile when viewed against the Group’s risk appetite. It has delegated and apportioned responsibility for credit risk management to the Retail and Wholesale Credit Risk Management Committees.

The main financial risks affecting the Group are discussed in Notes 47 to 49.

243

47 Credit risk

Credit risk is the risk of suffering financial loss, should any of the Group’s customers, clients or market counterparties fail to fulfil their contractual obligations to the Group. Credit risk arises mainly from commercial and consumer loans and advances, credit cards, and loan commitments arising from such lending activities, but can also arise from credit enhancement provided, such as financial guarantees, letters of credit, endorsements and acceptances.

The Group is also exposed to other credit risks arising from investments in debt securities and other exposures arising from its trading activities (‘trading exposures’) including, non-equity trading portfolio assets, derivatives as well as settlement balances with market counterparties and reverse repurchase loans.

Losses arising from exposures held for trading (derivatives, debt securities) are accounted for as trading losses, rather than impairment charges, even though the fall in value causing the loss may be attributable to credit deterioration.

Maximum exposure to credit risk before collateral held or other credit enhancements

The following table presents the maximum exposure at 31st December 2009 and 2008 to credit risk of balance sheet and off-balance sheet financial instruments, before taking account of any collateral held or other credit enhancements and after allowance for impairment and netting where appropriate.

For financial assets recognised on the balance sheet, the exposure to credit risk equals their carrying amount. For financial guarantees granted, the maximum exposure to credit risk is the maximum amount that Barclays would have to pay if the guarantees were to be called upon. For loan commitments and other credit related commitments that are irrevocable over the life of the respective facilities, the maximum exposure to credit risk is the full amount of the committed facilities.

This analysis and all subsequent analyses of credit risk include only financial assets subject to credit risk. They exclude other financial assets, mainly equity securities held in trading portfolio or available for sale as well as non-financial assets. The nominal value of off-balance sheet credit related instruments are also shown, where appropriate.

Financial assets designated at fair value held in respect of linked liabilities to customers under investment contracts have not been included as the Group is not exposed to credit risk on these assets. Credit losses in these portfolios, if any, would lead to a reduction in the linked liabilities and result in no direct loss to the Group.

Whilst the Group’s maximum exposure to credit risk is the carrying value of the assets or, in the case of off-balance sheet items, the amount guaranteed, committed, accepted or endorsed, in most cases the likely exposure is far less due to collateral, credit enhancements and other actions taken to mitigate the Group’s exposure.

244

Notes to the accounts

For the year ended 31st December 2009

continued

47 Credit risk continued

A description of the credit risk management and measurement methodologies, the credit quality of the assets and the collateral and other credit enhancements held against them is included in the relevant sections within this Note, for each of the categories in the following table:

At 31st December 2009

	Loans and advances £m	Debt securities £m	Derivatives £m	Reverse repurchase agreements £m	Others £m	Total £m
On-balance sheet:
Cash and balances at central banks					81,483	81,483
Items in course of collection from other banks					1,593	1,593
Trading portfolio:
Treasury and other eligible bills		9,926				9,926
Debt securities		116,594				116,594
Traded loans	2,962					2,962
Total trading portfolio	2,962	126,520				129,482
Financial assets designated at fair value held on own account:
Loans and advances	22,390					22,390
Debt securities		4,007				4,007
Other financial assets	557			7,757	344	8,658
Total financial assets designated at fair value held on own account	22,947	4,007		7,757	344	35,055
Derivative financial instruments			416,815			416,815
Loans and advances to banks	41,135					41,135
Loans and advances to customers:
Residential mortgage loans	149,099					149,099
Credit card receivables	21,889					21,889
Other personal lending	25,435					25,435
Wholesale and corporate loans and advances	212,928					212,928
Finance lease receivables	10,873					10,873
Total loans and advances to customers	420,224					420,224
Available for sale financial investments:
Treasury and other eligible bills		5,919				5,919
Debt securities		43,888				43,888
Total available for sale financial investments		49,807				49,807
Reverse repurchase agreements				143,431		143,431
Other assets					3,476	3,476
Total on-balance sheet	487,268	180,334	416,815	151,188	86,896	1,322,501
Off-balance sheet:
Acceptances and endorsements						375
Guarantees and letters of credit pledged as collateral security and securities lending arrangements						42,812
Commitments						207,275
Total off-balance sheet						250,462
Total maximum exposure						1,572,963

245

47 Credit risk continued

At 31st December 2008

	Loans and advances £m	Debt securities £m	Derivatives £m	Reverse repurchase agreements £m	Others £m	Total £m
On-balance sheet:
Cash and balances at central banks					30,019	30,019
Items in course of collection from other banks					1,695	1,695
Trading portfolio:
Treasury and other eligible bills		4,544				4,544
Debt securities		148,686				148,686
Traded loans	1,070					1,070
Total trading portfolio	1,070	153,230				154,300
Financial assets designated at fair value held on own account:
Loans and advances	30,057				130	30,187
Debt securities		8,628				8,628
Other financial assets	1,469			7,283	479	9,231
Total financial assets designated at fair value held on own account	31,526	8,628		7,283	609	48,046
Derivative financial instruments			984,802			984,802
Loans and advances to banks	47,707					47,707
Loans and advances to customers:
Residential mortgage loans	139,845					139,845
Credit card receivables	22,304					22,304
Other personal lending	27,270					27,270
Wholesale and corporate loans and advances	259,699					259,699
Finance lease receivables	12,697					12,697
Total loans and advances to customers	461,815					461,815
Available for sale financial investments:
Treasury and other eligible bills		4,003				4,003
Debt securities		58,831				58,831
Total available for sale financial investments		62,834				62,834
Reverse repurchase agreements				130,354		130,354
Other assets					3,096	3,096
Total on-balance sheet	542,118	224,692	984,802	137,637	35,419	1,924,668
Off-balance sheet:
Acceptances and endorsements						585
Guarantees and letters of credit pledged as collateral security and securities lending arrangements						53,942
Commitments						260,816
Total off-balance sheet						315,343
Total maximum exposure						2,240,011

246

Notes to the accounts

For the year ended 31st December 2009

continued

47 Credit risk continued

Credit risk concentrations

A concentration of credit risk exists when a number of counterparties are engaged in similar activities and have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions.

The analyses of credit risk concentrations presented below are based on the location of the counterparty or customer or the industry in which they are engaged.

Credit risk concentrations by geographical sector
	United Kingdom £m	Other European Union £m	United States £m	Africa £m	Rest of the World £m	Total £m
2009
On-balance sheet:
Cash and balances at central banks	37,697	5,584	32,279	1,742	4,181	81,483
Items in the course of collection from other banks	1,340	56	–	196	1	1,593
Trading portfolio	12,232	35,088	52,229	1,414	28,519	129,482
Financial assets designated at fair value held on own account	13,945	3,986	10,800	2,352	3,972	35,055
Derivative financial instruments	133,713	128,881	111,269	2,511	40,441	416,815
Loans and advances to banks	5,117	12,697	13,137	2,388	7,796	41,135
Loans and advances to customers	203,582	84,343	58,355	47,495	26,449	420,224
Available for sale financial investments	16,752	14,028	7,175	4,993	6,859	49,807
Reverse repurchase agreements	22,222	44,014	60,759	527	15,909	143,431
Other assets	1,565	417	651	661	182	3,476
Total on-balance sheet	448,165	329,094	346,654	64,279	134,309	1,322,501
Off-balance sheet:
Acceptances and endorsements	134	5	–	26	210	375
Guarantees and letters of credit pledged as collateral security and securities lending arrangements	3,337	2,783	32,849	1,795	2,048	42,812
Commitments	95,120	26,344	57,598	19,480	8,733	207,275
Total off-balance sheet	98,591	29,132	90,447	21,301	10,991	250,462
Total	546,756	358,226	437,101	85,580	145,300	1,572,963
2008
On-balance sheet:
Cash and balances at central banks	8,406	11,039	8,381	1,712	481	30,019
Items in the course of collection from other banks	1,447	59	–	169	20	1,695
Trading portfolio	23,865	35,396	66,084	2,770	26,185	154,300
Financial assets designated at fair value held on own account	14,158	7,388	19,738	2,904	3,858	48,046
Derivative financial instruments	317,621	215,054	366,161	4,403	81,563	984,802
Loans and advances to banks	7,524	12,591	13,616	2,189	11,787	47,707
Loans and advances to customers	213,079	91,109	75,826	44,373	37,428	461,815
Available for sale financial investments	15,423	18,928	16,583	3,351	8,549	62,834
Reverse repurchase agreements	22,659	41,724	47,034	848	18,089	130,354
Other assets	1,198	548	550	520	280	3,096
Total on-balance sheet	625,380	433,836	613,973	63,239	188,240	1,924,668
Off-balance sheet:
Acceptances and endorsements	274	–	6	41	264	585
Guarantees and letters of credit pledged as collateral security and securities lending arrangements	4,433	3,742	42,227	1,738	1,802	53,942
Commitments	103,548	32,445	90,298	23,210	11,315	260,816
Total off-balance sheet	108,255	36,187	132,531	24,989	13,381	315,343
Total	733,635	470,023	746,504	88,228	201,621	2,240,011

247

47 Credit risk continued

Credit risk concentrations by industrial sector
	Government and Central Banks £m	Financial Services £m	Transport, Postal and communication and Business and other services £m	Agriculture, Manufacturing and Wholesale and retail trade £m	Construction and Property £m	Energy and water £m	Residential mortgage loans £m	Other personal lending £m	Finance lease receivables £m	Total £m
2009
On-balance sheet:
Cash and balances at central banks	81,483	–	–	–	–	–	–	–	–	81,483
Items in the course of collection from other banks	7	1,586	–	–	–	–	–	–	–	1,593
Trading portfolio	76,454	41,482	2,811	4,536	1,063	3,136	–	–	–	129,482
Financial assets designated at fair value held on own account	5,435	13,366	2,893	948	11,929	330	150	4	–	35,055
Derivative financial instruments	6,119	379,901	8,424	7,805	2,416	12,081	–	69	–	416,815
Loans and advances to banks	4,425	36,710	–	–	–	–	–	–	–	41,135
Loans and advances to customers	4,800	93,370	40,034	41,645	29,175	10,727	149,099	40,501	10,873	420,224
Available for sale financial investments	16,320	30,398	1,962	377	269	57	416	–	8	49,807
Reverse repurchase agreements	5,347	136,184	608	366	926	–	–	–	–	143,431
Other assets	414	1,588	543	64	60	13	106	682	6	3,476
Total on-balance sheet	200,804	734,585	57,275	55,741	45,838	26,344	149,771	41,256	10,887	1,322,501
Off-balance sheet:
Acceptances and endorsements	–	85	95	155	2	33	–	5	–	375
Guarantees and letters of credit pledged as collateral security and securities lending arrangements	–	33,117	2,805	2,308	715	2,872	584	411	–	42,812
Commitments	1,687	39,806	18,670	28,552	10,647	13,502	15,356	79,055	–	207,275
Total off-balance sheet	1,687	73,008	21,570	31,015	11,364	16,407	15,940	79,471	–	250,462
Total	202,491	807,593	78,845	86,756	57,202	42,751	165,711	120,727	10,887	1,572,963

248

Notes to the accounts

For the year ended 31st December 2009

continued

47 Credit risk continued

Credit risk concentrations by industrial sector
	Government and central banks £m	Financial services £m	Transport, postal and communication and business and other services £m	Agriculture, manufacturing and wholesale and retail trade £m	Construction and Property £m	Energy and water £m	Residential mortgage loans £m	Other personal lending £m	Finance lease receivables £m	Total £m
2008
On-balance sheet:
Cash and balances at central banks	30,019	–	–	–	–	–	–	–	–	30,019
Items in the course of collection from other banks	10	1,685	–	–	–	–	–	–	–	1,695
Trading portfolio	68,962	73,729	3,320	2,590	1,404	4,272	–	4	19	154,300
Financial assets designated at fair value held on own account	5,871	21,860	1,080	1,286	17,415	271	–	263	–	48,046
Derivative financial instruments	10,370	928,793	9,265	14,420	3,779	18,054	–	121	–	984,802
Loans and advances to banks	2,794	44,913	–	–	–	–	–	–	–	47,707
Loans and advances to customers	5,296	112,506	52,243	49,068	29,988	14,078	139,845	46,094	12,697	461,815
Available for sale financial investments	14,891	44,865	1,288	436	333	354	569	98	–	62,834
Reverse repurchase agreements	17,939	110,645	536	428	806	–	–	–	–	130,354
Other assets	103	1,397	602	260	8	12	155	554	5	3,096
Total on-balance sheet	156,255	1,340,393	68,334	68,488	53,733	37,041	140,569	47,134	12,721	1,924,668
Off-balance sheet:
Acceptances and endorsements	–	151	180	231	14	3	–	6	–	585
Guarantees and letters of credit pledged as collateral security and securities lending arrangements	–	44,858	4,161	2,275	778	1,604	–	266	–	53,942
Commitments	5,096	33,746	32,769	36,815	11,405	16,279	12,196	112,510	–	260,816
Total off-balance sheet	5,096	78,755	37,110	39,321	12,197	17,886	12,196	112,782	–	315,343
Total	161,351	1,419,148	105,444	107,809	65,930	54,927	152,765	159,916	12,721	2,240,011

249

47 Credit risk continued

Loans and advances

Credit risk management

Governance and responsibilities

The credit risk management teams in each business are accountable to the Business Risk Directors in those businesses who, in turn, report to the heads of their businesses and also to the Chief Risk Officer.

The credit risk function provides Group-wide direction of credit risk-taking. The teams within this function manage the resolution of all significant credit policy issues and run the Credit Committee, which approves major credit decisions. Each business segment has an embedded credit risk management team. These teams assist Group Risk in the formulation of Group Risk policy and its implementation across the businesses.

The principal committees that review credit risk management, formulate overall Group credit policy and resolve all significant credit policy issues are the Board Risk Committee, the Group Risk Oversight Committee, the Wholesale Credit Risk Management Committee and the Retail Credit Risk Management Committee.

The Wholesale Credit Risk Management Committee (WCRMC) oversees wholesale exposures, comprising lending to businesses, banks and other financial institutions. The WCRMC monitors exposure by country, industry sector, individual large exposures and exposures to sub-investment grade countries.

The Retail Credit Risk Management Committee (RCRMC) oversees exposures, which comprise unsecured personal lending (including small businesses), mortgages and credit cards. The RCRMC monitors the risk profile and performance of the retail portfolios by receipt of key risk measures and indicators at an individual portfolio level, ensuring mitigating actions taken to address performance are appropriate and timely. Metrics reviewed will consider portfolio composition and both an overall stock and new flow level.

The monthly Wholesale and Retail Credit Risk Management Committees exercise oversight through review and challenge of the size and constitution of the portfolios when viewed against Group Risk Appetite for wholesale and retail credit risks. They are chaired by the Wholesale and Retail Credit Risk Directors.

Credit monitoring

Wholesale and corporate loans which are deemed to contain heightened levels of risk are recorded on early-warning or watch lists. These lists are graded in line with the perceived severity of the risk attached to the lending and its probability of default. The lists are updated on a monthly basis and are closely monitored.

Regardless of whether they are recorded on early-warning or watch lists, all wholesale and corporate loans are subject to a full review of all facilities on, at least, an annual basis. More frequent interim reviews may be undertaken should circumstances dictate.

Retail loans (which tend to comprise homogeneous assets) are monitored on a portfolio basis.

Credit risk measurement

Barclays uses statistical modelling techniques throughout its business in its credit rating systems. They enable a coherent approach to risk measurement across all credit exposures, retail and wholesale. The key building blocks in the measurement system are the probability of customer default (PD), exposure in the event of default (EAD), and severity of loss-given-default (LGD). The models are reviewed regularly to monitor their robustness relative to actual performance and amended as necessary to optimise their effectiveness.

For wholesale and corporate lending, Barclays assesses the credit quality of borrowers and other counterparties and assigns them an internal risk rating. Barclays credit rating contains 21 grades, representing the Group’s best estimate of credit risk for a counterparty based on current economic conditions. Retail customers are not all assigned internal risk ratings in this way for account management purposes, therefore their probability of default is considered.

The Group considers Credit Risk Loans (defined as all customers overdue by 90 days or more, and/or individually impaired or restructured) and loan loss rates when assessing the credit performance of its loan portfolios, other than those held at fair value. For the purposes of historical and business unit comparison, loan loss rates are defined as total annualised credit impairment charge (excluding available for sale assets and reverse repurchase agreements) divided by gross loans and advances to customers and banks (at amortised cost).

Credit risk mitigation

Where appropriate, the Group takes action to mitigate credit risk such as reducing amounts outstanding (in discussion with the customers, clients or counterparties if appropriate), using credit derivatives, securitising assets, and disposals.

Diversification to avoid unwanted credit risk concentrations is achieved through setting maximum exposure guidelines to individual counterparties. Excesses are reported to the Board Risk Committee and the Group Risk Oversight Committee. Mandate and scale limits are used to limit the stock of current exposures in a loan portfolio and the flow of new exposures into a loan portfolio. Limits are typically based on the tenor and nature of the lending.

Collateral and security

The Group routinely obtains collateral and security to mitigate credit risk.

The Group ensures that any collateral held is sufficiently liquid, legally effective, enforceable and regularly reassessed. Before attaching value to collateral, businesses holding specific, agreed classes of collateral must ensure that they are holding a correctly perfected charge.

Before reliance is placed on third party protection in the form of bank, government or corporate guarantees or credit derivative protection from financial intermediary counterparties, a credit assessment is undertaken.

Security structures and legal covenants are subject to regular review, at least annually, to ensure that they remain fit for purpose and remain consistent with accepted local market practice.

250

Notes to the accounts

For the year ended 31st December 2009

continued

47 Credit risk continued

All loans and advances are categorised as either:

– neither past due nor individually impaired;

– past due but not individually impaired; or

– individually impaired, which includes restructured loans.

The impairment allowance includes allowances against financial assets that have been individually impaired and those subject to collective impairment.

Credit risk loans comprise loans and advances to banks and customers 90 days overdue or more and those subject to individual impairment. The coverage ratio is calculated by reference to the total impairment allowance and the carrying value (before impairment) of credit risk loans.

	Neither past due nor individually impaired [a] £m	Past due but not individually impaired [b] £m	Individually impaired £m	Total £m	Impairment allowance £m	Total carrying value £m	Credit Risk Loans £m	Coverage ratio %
As at 31st December 2009
Trading portfolio:
Traded loans	2,962	–	–	2,962	–	2,962	–	–
Financial assets designated at fair value held on own account:
Loans and advances	22,210	180	–	22,390	–	22,390	–	–
Other financial assets	557	–	–	557	–	557	–	–
Loans and advances to banks	38,859	2,280	57	41,196	(61)	41,135	57	100.0
Loans and advances to customers:
Residential mortgage loans	139,199	8,846	1,693	149,738	(639)	149,099	3,604	17.7
Credit card receivables	20,195	1,544	2,459	24,198	(2,309)	21,889	3,068	75.3
Other personal lending	23,796	2,175	2,372	28,343	(2,908)	25,435	3,466	83.9
Wholesale and corporate loans and advances	199,800	7,598	10,088	217,486	(4,558)	212,928	11,497	39.6
Finance lease receivables	10,128	664	402	11,194	(321)	10,873	696	46.1
Total	457,706	23,287	17,071	498,064	(10,796)	487,268	22,388	48.2

As at 31st December 2008
Trading portfolio:
Traded loans	1,070	–	–	1,070	–	1,070	–	–
Financial assets designated at fair value held on own account:
Loans and advances	29,182	875	–	30,057	–	30,057	–	–
Other financial assets	1,469	–	–	1,469	–	1,469	–	–
Loans and advances to banks	46,665	1,045	48	47,758	(51)	47,707	48	100.0
Loans and advances to customers [c]:
Residential mortgage loans	131,017	7,481	1,668	140,166	(321)	139,845	2,528	12.7
Credit card receivables	21,092	1,426	1,231	23,749	(1,445)	22,304	1,990	72.6
Other personal lending	25,885	1,274	1,980	29,139	(1,869)	27,270	2,560	73.0
Wholesale and corporate loans and advances	246,505	8,307	7,586	262,398	(2,699)	259,699	8,277	32.6
Finance lease receivables	12,367	285	234	12,886	(189)	12,697	297	63.6
Total	515,252	20,693	12,747	548,692	(6,574)	542,118	15,700	41.9

Notes

a	Financial assets subject to collective impairment allowance are included in this column if they are not past due.

b	Financial assets subject to collective impairment allowance are included in this column if they are past due.

c	Loans and advances to customers in the above table have been reanalysed between Residential mortgage loans and Other personal lending.

251

47 Credit risk continued

Credit quality of loans and advances neither past due nor individually impaired

			2009				2008
	Strong £m	Satisfactory £m	Higher risk £m	Total £m	Strong £m	Satisfactory £m	Higher risk £m	Total £m
Trading portfolio:
Traded loans	1,366	1,290	306	2,962	759	220	91	1,070
Financial assets designated at fair value held on own account:
Loans and advances	15,909	3,809	2,492	22,210	25,665	2,792	725	29,182
Other financial assets	261	–	296	557	–	1,469	–	1,469
Loans and advances to banks	35,825	2,492	542	38,859	40,181	6,384	100	46,665
Loans and advances to customers:
Residential mortgage loans	66,956	69,919	2,324	139,199	86,937	42,770	1,310	131,017
Credit card receivables	–	20,038	157	20,195	–	20,426	666	21,092
Other personal lending	3,417	18,108	2,271	23,796	2,975	21,750	1,160	25,885
Wholesale and corporate loans and advances	119,764	70,132	9,904	199,800	141,868	94,453	10,184	246,505
Finance lease receivables	2,664	7,082	382	10,128	4,214	7,504	649	12,367
Total loans and advances	246,162	192,870	18,674	457,706	302,599	197,768	14,885	515,252

For the purposes of the analysis of credit quality, the following internal measures of credit quality have been used:

	Retail lending	Wholesale lending
Financial statements description	Probability of default	Probability of default	Default grade
Strong	0.0-0.60%	0.0-0.05% 0.05-0.15% 0.15-0.30% 0.30-0.60%	1-3 4-5 6-8 9-11
Satisfactory	0.60-10.00%	0.60-2.15% 2.15-11.35%	12-14 15-19
Higher risk	10.00% +	11.35% +	20-21

Financial statement descriptions can be summarised as follows:

Strong – there is a very high likelihood of the asset being recovered in full.

Satisfactory – whilst there is a high likelihood that the asset will be recovered and therefore, of no cause for concern to the Group, the asset may not be collateralised, or may relate to retail facilities, such as credit card balances and unsecured loans, which have been classified as satisfactory, regardless of the fact that the output of internal grading models may have indicated a higher classification. At the lower end of this grade there are customers that are being more carefully monitored, for example, corporate customers which are indicating some evidence of some deterioration, mortgages with a high loan to value ratio, and unsecured retail loans operating outside normal product guidelines.

Higher risk – there is concern over the obligor’s ability to make payments when due. However, these have not yet converted to actual delinquency. There may also be doubts over value of collateral or security provided. However, the borrower or counterparty is continuing to make payments when due and is expected to settle all outstanding amounts of principal and interest.

252

Notes to the accounts

For the year ended 31st December 2009

continued

47 Credit risk continued

Loans and advances that are past due but not individually impaired

An age analysis of loans and advances that are past due but not individually impaired is set out below.

For the purposes of this analysis an asset is considered past due and included below when any payment due under strict contractual terms is received late or missed. The amount included is the entire financial asset, not just the payment, of principal or interest or both, overdue.

The table below provides a breakdown of total financial assets past due but not individually impaired. In general, retail and wholesale loans fall into this category for two separate reasons. Retail loans and advances to customers may come under this category because the impairment allowance on such loans is calculated on a collective – not individual – basis. This reflects the homogenous nature of the assets, which allows statistical techniques to be used, rather than individual assessment.

In contrast, some loans to wholesale and corporate customers and banks may come under this category because of instances where a payment on a loan is past due without requiring an individual impairment allowance. For example, an individual impairment allowance will not be required when a loss is not expected due to a corporate loan being fully secured or collateralised. As a result, it is past due but not individually impaired.

	Past due up to 1 month £m	Past due 1-2 months £m	Past due 2-3 months £m	Past due 3-6 months £m	Past due 6 months and over £m	Total £m	Of which Credit Risk Loans £m

2009
Financial assets designated at fair value held on own account:
Loans and advances	170	–	1	–	9	180	–
Loans and advances to banks	2,280	–	–	–	–	2,280	–
Loans and advances to customers:
Residential mortgage loans	4,849	1,453	633	1,410	501	8,846	1,911
Credit card receivables	501	214	220	459	150	1,544	609
Other personal lending	369	295	417	413	681	2,175	1,094
Wholesale and corporate loans and advances	5,403	292	494	866	543	7,598	1,409
Finance lease receivables	186	86	98	282	12	664	294
Total loans and advances to customers	11,308	2,340	1,862	3,430	1,887	20,827	5,317
Total financial assets past due but not individually impaired	13,758	2,340	1,863	3,430	1,896	23,287	5,317

2008
Financial assets designated at fair value held on own account:
Loans and advances	315	147	81	82	250	875	–
Loans and advances to banks	1,044	1	–	–	–	1,045	–
Loans and advances to customers:
Residential mortgage loans	4,421	1,570	630	713	147	7,481	860
Credit card receivables	293	224	150	291	468	1,426	759
Other personal lending	219	202	273	338	242	1,274	580
Wholesale and corporate loans and advances	6,229	540	847	477	214	8,307	691
Finance lease receivables	130	53	39	63	–	285	63
Total loans and advances to customers	11,292	2,589	1,939	1,882	1,071	18,773	2,953
Total financial assets past due but not individually impaired	12,651	2,737	2,020	1,964	1,321	20,693	2,953

253

47 Credit risk continued

Loans and advances individually assessed as impaired

An analysis of financial assets individually assessed as impaired is as follows:

	2009			2008
	Original carrying amount £m	Impairment allowance £m	Revised carrying amount £m	Original carrying amount £m	Impairment allowance £m	Revised carrying amount £m

Loans and advances to banks individually impaired	57	(49)	8	48	(44)	4
Loans and advances to customers:
Residential mortgage loans	1,693	(317)	1,376	1,668	(240)	1,428
Credit card receivables	2,459	(1,690)	769	1,231	(727)	504
Other personal lending	2,372	(1,531)	841	1,980	(1,237)	743
Wholesale and corporate loans and advances	10,088	(3,837)	6,251	7,586	(2,310)	5,276
Finance lease receivables	402	(233)	169	234	(140)	94
Total loans and advances individually impaired	17,071	(7,657)	9,414	12,747	(4,698)	8,049
Collective impairment allowance		(3,139)			(1,876)
Total impairment allowance		(10,796)			(6,574)

The movements on the impairment allowance during the year were as follows:

	At beginning of year £m	Acquisitions and disposals £m	Unwind of discount £m	Exchange and other adjustments £m	Amounts written off £m	Recoveries £m	Amounts charged to income statement £m	Balance at 31st December £m

2009
Loans and advances to banks	51	–	–	(11)	–	10	11	61
Loans and advances to customers:
Residential mortgage loans	321	19	(59)	46	(82)	3	391	639
Credit card receivables	1,445	415	(79)	(28)	(1,009)	78	1,487	2,309
Other personal lending	1,869	–	(26)	(89)	(633)	21	1,766	2,908
Wholesale and corporate loans and advances	2,699	–	(15)	(48)	(1,538)	28	3,432	4,558
Finance lease receivables	189	–	(6)	3	(118)	10	243	321
Total loans and advances to customers	6,523	434	(185)	(116)	(3,380)	140	7,319	10,735
Total impairment allowance	6,574	434	(185)	(127)	(3,380)	150	7,330	10,796
	At beginning of year £m	Acquisitions and disposals £m	Unwind of discount £m	Exchange and other adjustments £m	Amounts written off £m	Recoveries £m	Amounts charged to income statement £m	Balance at 31st December £m

2008
Loans and advances to banks	3	–	–	1	–	7	40	51
Loans and advances to customers:
Residential mortgage loans	137	–	(35)	19	(44)	3	241	321
Credit card receivables	841	306	(68)	94	(845)	69	1,048	1,445
Other personal lending	1,368	1	(32)	134	(525)	42	881	1,869
Wholesale and corporate loans and advances	1,310	–	–	506	(1,428)	41	2,270	2,699
Finance lease receivables	113	–	–	37	(77)	12	104	189
Total loans and advances to customers	3,769	307	(135)	790	(2,919)	167	4,544	6,523
Total impairment allowance	3,772	307	(135)	791	(2,919)	174	4,584	6,574

Loan Loss Rates
	Gross loans and advances £m	Impairment allowance £m	Loans and advances net of impairment £m	Impairment charge £m	Loan Loss Rate basis points
As at 31st December 2009	472,155	(10,796)	461,359	7,358	156
As at 31st December 2008	516,096	(6,574)	509,522	4,913	95

254

Notes to the accounts

For the year ended 31st December 2009

continued

47 Credit risk continued

Renegotiated loans and advances

Loans and advances are generally renegotiated either as part of an ongoing customer relationship or in response to an adverse change in the circumstances of the borrower. In the latter case renegotiation can result in an extension of the due date of payment or repayment plans under which the Group offers a concessionary rate of interest to genuinely distressed borrowers. This will result in the asset continuing to be overdue and will be individually impaired where the renegotiated payments of interest and principal will not recover the original carrying amount of the asset. In other cases, renegotiation will lead to a new agreement, which is treated as a new loan.

Collateral and other credit enhancements held

Financial assets that are past due or individually assessed as impaired may be partially or fully collateralised or subject to other forms of credit enhancement.

Assets in these categories subject to collateralisation are mainly corporate loans, residential mortgage loans and finance lease receivables. Credit card receivables and other personal lending are generally unsecured (although in some instances a charge over the borrowers property of other assets may be sought).

Corporate loans

Security is usually taken in the form of a fixed charge over the borrower’s property or a floating charge over the assets of the borrower. Loan covenants may be put in place to safeguard the Group’s financial position. If the exposure is sufficiently large, either individually or at the portfolio level, credit protection in the form of guarantees, credit derivatives or insurance may be taken out.

For these and other reasons collateral given is only accurately valued on origination of the loan or in the course of enforcement actions and as a result it is not practicable to estimate the fair value of the collateral held.

Residential mortgage loans

These are secured by a fixed charge over the property.

A description and the estimated fair value of collateral held in respect of residential mortgage loans that are past due or individually assessed as impaired is as follows:

Nature of assets
	2009 Fair value £m	2008 Fair value £m
Residential property	9,628	7,264

Collateral included in the above table reflects the Group’s interest in the property in the event of default. That held in the form of charges against residential property in the UK is restricted to the outstanding loan balance. In other territories, where the Group is not obliged to return any sale proceeds to the mortgagee, the full estimated fair value has been included.

Finance lease receivables

The net investment in the lease is secured through retention of legal title to the leased assets.

Collateral and other credit enhancements obtained

The carrying value of assets held by the Group as at 31st December 2009 as a result of the enforcement of collateral was as follows:

Nature of assets
	2009 Carrying amount £m	2008 Carrying amount £m
Residential property	71	171
Commercial and industrial property	66	2
Other credit enhancements	248	61
Total	385	234

Any properties repossessed are made available for sale in an orderly and timely fashion, with any proceeds realised being used to reduce or repay the outstanding loan. For business customers, in some circumstances, where excess funds are available after repayment in full of the outstanding loan, they are offered to any other, lower ranked, secured lenders. Any additional funds are returned to the customer. Barclays does not, as a rule, occupy repossessed properties for its business use.

The Group does not use assets obtained in its operations. Assets obtained are normally sold, generally at auction, or realised in an orderly manner for the maximum benefit of the Group, the borrower and the borrower’s other creditors in accordance with the relevant insolvency regulations.

255

47 Credit risk continued

Debt securities

Trading portfolio assets, financial assets designated at fair value and available for sale assets are measured on a fair value basis. The fair value will reflect, among other things, the credit risk of the issuer.

Most listed and some unlisted securities are rated by external rating agencies. The Group mainly uses external credit ratings provided by Standard & Poors’ or Moody’s. Where such ratings are not available or are not current, the Group will use its own internal ratings for the securities.

An analysis of the credit quality of the Group’s debt securities is set out below:

	2009				2008
	AAA to BBB- (investment grade) £m	BB+ to B £m	B- and below £m	Total £m	AAA to BBB- (investment grade) £m	BB+ to B £m	B-and below £m	Total £m
Trading portfolio:
Treasury and other eligible bills	9,901	25	–	9,926	4,491	53	–	4,544
Debt securities	109,237	5,321	2,036	116,594	141,454	5,556	1,676	148,686
Total trading portfolio	119,138	5,346	2,036	126,520	145,945	5,609	1,676	153,230
Financial assets designated at fair value held on own account:
Debt securities	2,200	1,791	16	4,007	1,222	7,406	–	8,628
Available for sale financial investments:
Treasury and other eligible bills	4,049	1,870	–	5,919	2,823	1,180	–	4,003
Debt securities	40,184	3,185	519	43,888	55,817	2,347	667	58,831
Total available for sale financial investments	44,233	5,055	519	49,807	58,640	3,527	667	62,834
Total debt securities	165,571	12,192	2,571	180,334	205,807	16,542	2,343	224,692
%	91.8	6.8	1.4	100.0	91.6	7.4	1.0	100.0

Included in the table above, there are impaired available for sale debt securities with a carrying value at 31st December 2009 of £265m (2008: £329m), after a write-down of £692m (2008: £363m).

Collateral is not generally obtained directly from the issuers of debt securities. Certain debt securities may be collateralised by specifically identified assets that would be obtainable in the event of default.

Derivatives

Derivatives are measured on a fair value basis.

The credit quality of the Group’s derivative assets according to the credit quality of the counterparty at 31st December 2009 and 2008 was as follows:

	2009				2008
	AAA to BBB- (investment grade) £m	BB+ to B £m	B- and below £m	Total £m	AAA to BBB- (investment grade) £m	BB+ to B £m	B- and below £m	Total £m
Derivatives	399,534	15,565	1,716	416,815	939,071	42,266	3,465	984,802
%	95.9	3.7	0.4	100.0	95.3	4.3	0.4	100.0

Credit risk from derivatives is mitigated where possible through netting agreements whereby derivative assets and liabilities with the same counterparty can be offset. Group policy requires all netting arrangements to be legally documented. The ISDA Master Agreement is the Group’s preferred agreement for documenting OTC derivatives. It provides the contractual framework within which dealing activities across a full range of OTC products are conducted and contractually binds both parties to apply close-out netting across all outstanding transactions covered by an agreement if either party defaults or other predetermined events occur.

Collateral is obtained against derivative assets, depending on the creditworthiness of the counterparty and/or nature of the transaction. Any collateral taken in respect of OTC trading exposures will be subject to a ‘haircut’ which is negotiated at the time of signing the collateral agreement. A haircut is the valuation percentage applicable to each type of collateral and will be largely based on liquidity and price volatility of the underlying security. The collateral obtained for derivatives is either cash, direct debt obligation government (G14+) bonds denominated in the domestic currency of the issuing country, debt issued by supranationals or letters of credit issued by an institution with a long-term unsecured debt rating of A+/A3 or better. Where the Group has ISDA master agreements, the collateral document will be the ISDA Credit Support Annex (CSA). The collateral document must give Barclays the power to realise any collateral placed with it in the event of the failure of the counterparty, and to place further collateral when requested or in the event of insolvency, administration or similar processes, as well as in the case of early termination.

Derivative assets and liabilities would be £374bn (2008: £917bn) lower than reported if netting were permitted for assets and liabilities with the same counterparty or for which the Group holds cash collateral.

256

Notes to the accounts

For the year ended 31st December 2009

continued

47 Credit risk continued

Reverse repurchase agreements

Reverse repurchase agreements and securities borrowing arrangements are collateralised loans typically of short maturities.

The loans are fully collateralised with highly liquid securities legally transferred to the Group. The level of collateral is monitored daily and further collateral called when required.

	2009				2008
	AAA to BBB- (investment grade) £m	BB+ to B £m	B- and below £m	Total £m	AAA to BBB- (investment grade) £m	BB+ to B £m	B- and below £m	Total £m
Financial assets designated at fair value held on own account:
Other financial assets	4,749	1,955	1,053	7,757	3,882	3,401	–	7,283
Reverse repurchase agreements	136,366	6,674	391	143,431	122,188	6,101	2,065	130,354
Total reverse repurchase agreements	141,115	8,629	1,444	151,188	126,070	9,502	2,065	137,637
%	93.3	5.7	1.0	100.0	91.6	6.9	1.5	100.0

No reverse repurchase agreements held by the Group at 31st December 2009 or 2008 were individually impaired, however during the year, the Group wrote off £43m of reverse repurchase agreements (2008: 124m).

Other credit risk assets

The Group’s other assets that are subject to credit risk are cash with central banks of £81,483m (2008: £30,019m), items in course of collection from other Banks £1,593m (2008: £1,695m), other financial assets £3,476m (2008: £3,096m).

Cash and balances at central banks

Substantially all balances are held with central banks. There is limited credit risk in relation to balances at central banks.

Items in the course of collection from other banks

There is limited credit risk in relation to items in the course of collection through the clearing system from other banks. Other financial assets

Other financial assets

Other financial assets comprise £3,476m (2008: £3,096m) of other assets and £344m (2008 £609m) of assets held at fair value.

Off-balance sheet

The Group applies fundamentally the same risk management policies for off-balance sheet risks as it does for its on-balance sheet risks. In the case of commitments to lend, customers and counterparties will be subject to the same credit management policies as for loans and advances. Collateral may be sought depending on the strength of the counterparty and the nature of the transaction.

Credit market exposures

Barclays Capital’s credit market exposures primarily relate to US residential mortgages, commercial mortgages and leveraged finance businesses that have been significantly impacted by the continued deterioration in the global credit markets. The exposures include both significant positions subject to fair value movements in the profit and loss account and positions that are classified as loans and advances and available for sale.

The exposures are set out by asset class below:

US Residential Mortgages	As at 31.12.09 £m	As at 31.12.08 £m
ABS CDO Super Senior	1,931	3,104
Other US sub-prime and Alt-A	1,392	7,729
Monoline wrapped US RMBS	6	1,639
Commercial mortgages
Commercial real estate loans and properties	7,734	11,578
Commercial mortgage-backed securities	471	735
Monoline wrapped CMBS	30	1,854
Other Credit Market Exposures
Leveraged finance [a]	5,507	9,048
SIVs, SIV-Lites and CDPCs	553	1,113
Monoline wrapped CLO and other	2,126	4,939
Total exposures	19,750	41,739
Loan to Protium	7,859	–

On 16th September 2009, Barclays Capital sold assets of £7,454m, including £5,087m in credit market assets, to Protium Finance LP (Protium), a newly established fund. As part of the transaction, Barclays extended a £7,669m 10-year loan to Protium Finance LP. At 31st December 2009, this loan had a carrying value of £7,859m (including accrued interest).

Note

a	This is a change in presentation from 31st December 2008, which reflected certain loan facilities originated post 1st July 2007.

257

48 Market risk

Market risk management

Market risk is the risk that the Group’s earnings or capital, or its ability to meet business objectives, will be adversely affected by changes in the level or volatility of market rates or prices such as interest rates, credit spreads, commodity prices, equity prices and foreign exchange rates. The majority of market risk exposure resides in Barclays Capital. Barclays is also exposed to market risk through interest rate risk on its non-trading activities and through the pension fund.

Organisation and structure

The Board approves market risk appetite for trading and non-trading activities. The Market Risk Director is responsible for the Market Risk Control Framework and, under delegated authority from the Chief Risk Officer, sets a limit framework within the context of the approved market risk appetite. A daily market risk report summarises Barclays market risk exposures against agreed limits. This daily report is sent to the Chief Risk Officer, the Market Risk Director, the Group Finance Director and the appropriate Business Risk Directors.

The head of each business, assisted by the business risk management team, is accountable for all market risks associated with its activities. Each business is responsible for the identification, measurement, management, control and reporting of market risk as outlined in Barclays Market Risk Control Framework. Oversight and support is provided to the business by the Market Risk Director, assisted by the Group Market Risk team. The Market Risk Committee reviews, approves, and makes recommendations concerning the market risk profile across Barclays including risk appetite, limits and utilisation. The Committee meets monthly and is chaired by the Market Risk Director. Attendees include the Chief Risk Officer, respective business risk managers and Group Market Risk.

Traded market risk

Barclays policy is to concentrate trading activities in Barclays Capital. This includes transactions where Barclays Capital acts as principal with clients or with the market. For maximum efficiency, client and market activities are managed together.

Risk measurement and control

The measurement techniques used to measure and control traded market risk include Daily Value at Risk (DVaR), Expected Shortfall , average of the three worst hypothetical losses from the DVaR simulation (3W), Global Asset Class stress testing and Global Scenario stress testing.

DVaR is an estimate of the potential loss arising from unfavourable market movements, if the current positions were to be held unchanged for one business day. Barclays Capital uses the historical simulation methodology with a two-year unweighted historical period at the 95% confidence level.

The historical simulation calculation can be split into three parts:

– Calculate hypothetical daily profit or loss for each position over the most recent two years, using observed daily market moves.

– Sum all hypothetical profit or losses for day one across all positions, giving one total profit or loss. Repeat for all other days in the two-year history.

– DVaR is the 95th percentile selected from the two years of daily hypothetical total profit or loss.

The DVaR model has been approved by the FSA to calculate regulatory capital for the trading book. The approval covers general market risk in interest rate, foreign exchange, commodities and equity products, and issuer specific risk for the majority of single name and portfolio traded credit products.

DVaR is an important market risk measurement and control tool and consequently the model is regularly assessed. The main approach employed is the technique known as back-testing which counts the number of days when a loss (as defined by the FSA), exceeds the corresponding DVaR estimate, measured at the 99% confidence level.

The FSA categorises a DVaR model as green, amber or red. A green model is consistent with a good working DVaR model and is achieved for models that have four or less back-testing exceptions in a 12-month period. For Barclays Capital’s trading book, green model status was maintained for 2009 and 2008.

Expected Shortfall is the average of all hypothetical losses from the historical simulation beyond DVaR. To improve the control framework, formal monitoring of 3W (average of the three worst observations from the DVaR historical simulation) was started in the first half of 2009.

Stress testing provides an indication of the potential size of losses that could arise in extreme conditions. Global Asset Class stress testing has been designed to cover major asset classes including interest rate, credit spread, commodity, equity and foreign exchange rates. They are based on past stress moves in respective asset class prices and rates. Global Scenario stress testing is based on hypothetical events which could lead to extreme yet plausible stress type moves, under which profitability is seriously challenged.

Market Risk is controlled through the use of limits where appropriate on the above risk measures. Limits are set at the total Barclays Capital level, risk factor level such as interest rate risk, and business line level. Book limits such as foreign exchange and interest rate sensitivity limits are also in place.

258

Notes to the accounts

For the year ended 31st December 2009

continued

48 Market risk continued

Analysis of traded market risk exposures

Barclays Capital's market risk exposure, as measured by average total DVaR, increased by 45% to £77m (2008: £53m). The rise was mainly due to volatility considerations, increased interest rate and credit spread exposure, and the Lehman Brothers North America businesses acquisition. Volatility impacted average DVaR because 2008’s extreme volatility impacted DVaR throughout 2009 but only impacted 2008 DVaR in the last four months of 2008.

Expected shortfall and 3W averaged £121m and £209m respectively representing increases of £51m (73%) and £93m (80%) compared to 2008. The daily average, maximum and minimum values of DVaR, Expected Shortfall and 3W were calculated as below.

DVaR (95%)
	12 months to 31st December 2009			12 months to 31st December 2008
	Average £m	High [a] £m	Low [a] £m	Average £m	High [a] £m	Low [a] £m
Interest rate risk	44	83	23	29	48	15
Credit spread risk	58	102	35	31	72	15
Commodity risk	14	20	11	18	25	13
Equity risk	13	27	5	9	21	5
Foreign exchange risk	8	15	3	6	13	2
Diversification effect [a]	(60)	n/a	n/a	(40)	n/a	n/a
Total DVaR	77	119	50	53	95	36
Expected shortfall	121	188	88	70	146	41
3W	209	301	148	116	282	61

Non-traded interest rate risk

Non-traded interest rate risk arises from the provision of retail and wholesale (non-traded) banking products and services.

Barclays objective is to minimise non-traded risk. This is achieved by transferring risk from the business to a local treasury or Group Treasury, who in turn hedge the net exposure with the external market. Limits exist to ensure no material risk is retained within any business or product area. The majority of non-trading interest rate market exposures are within Global Retail and Commercial Banking, and Group Treasury. Trading activity is not permitted outside Barclays Capital.

Risk measurement and control

The risk in each business is measured and controlled using both an income metric (Annual Earnings at Risk) and a present value metric (Daily Value at Risk or stress testing). In addition scenario stress analysis is carried out by the business and reviewed by senior management and business-level asset and liability committees, when required.

Annual Earnings at Risk (AEaR) measures the sensitivity of net interest income (NII) over the next 12 months. It is calculated as the difference between the estimated income using the current yield curve and the lowest estimated income following a 100 basis points increase or decrease in interest rates, subject to a minimum interest rate of 0%. Balances are adjusted for an assumed behavioural profile. This includes the treatment of non-maturity deposits.

Daily Value at Risk and stress testing is calculated using a Barclays Capital consistent approach. Both these metrics are calculated by each respective business area with oversight provided by Group Market Risk.

Risk exposures are monitored by respective business risk managers with oversight provided by Group Market Risk. The main business limits are approved by Market Risk Committee. Book limits such as foreign exchange and interest rate sensitivity limits are also in place where appropriate.

To further improve the market risk control framework, Group Market Risk initiated an ongoing programme of conformance visits to non-traded Treasury operations. These visits review both the current market risk profile and potential market risk developments, as well as verifying conformance with Barclays policies and standards as detailed in the market risk control framework.

Note

a	The high (and low) DVaR figures reported for each category did not necessarily occur on the same day as the high (and low) DVaR reported as a whole. Consequently, a diversification effect number for the high (and low) DVaR figures would not be meaningful and it is therefore omitted from the above table.

259

48 Market risk continued

Analysis of net interest income sensitivity

The tables below show the pre-tax net interest income sensitivity for the non-trading financial assets and financial liabilities held at 31st December 2009. The sensitivity has been measured using AEaR methodology as described above. The benchmark interest rate for each currency is set as at 31st December 2009. The figures include the effect of hedging instruments but exclude exposures held or issued by Barclays Capital as these are measured and managed using DVaR.

Net interest income sensitivity (AEaR) by currency
	+100 basis points 2009 £m	–100 basis points 2009 £m	+100 basis points 2008 £m	–100 basis points 2008 £m
GBP	30	(360)	3	(273)
USD	(43)	14	(25)	7
EUR	(34)	–	(34)	30
ZAR	29	(27)	13	(13)
Others	(1)	4	–	(8)
Total	(19)	(369)	(43)	(257)
As percentage of net interest income	(0.16% )	(3.10% )	(0.37% )	(2.24% )

Non-traded interest rate risk, as measured by AEaR, was £369m in 2009, an increase of £112m compared to 2008. This estimate takes into account the rates in place as at 31st December 2009. The increase mainly reflects the reduced spread generated on retail and commercial banking liabilities in the lower interest rate environment. If the interest rate hedges had not been in place then the AEaR risk for 2009 would have been £704m (2008: £670m).

DVaR is also used to control market risk in Global Retail and Commercial Banking – Western Europe and in Group Treasury. The indicative average DVaRs for 2009 are £1.4m (2008: £1.3m) for Western Europe and £1.0m (2008: £0.6m) for Group Treasury.

Analysis of equity sensitivity

	+100 basis points 2009 £m	–100 basis points 2009 £m	+100 basis points 2008 £m	–100 basis points 2008 £m
Net interest income	(19)	(369)	(43)	(257)
Taxation effects on the above	4	86	6	33
Effect on profit for the year	(15)	(283)	(37)	(224)
As percentage of net profit after tax	(0.15% )	(2.75% )	(0.70% )	(4.24% )
Effect on profit for the year (per above)	(15)	(283)	(37)	(224)
Available for sale reserve	(527)	527	(806)	806
Cash flow hedge reserve	(929)	957	(473)	474
Taxation effects on the above	341	(347)	166	(166)
Effect on equity	(1,130)	854	(1,150)	890
As percentage of equity	(1.93% )	1.46%	(2.43% )	1.88%

260

Notes to the accounts

For the year ended 31st December 2009

continued

48 Market risk continued

Foreign exchange risk

The Group is exposed to two sources of foreign exchange risk.

a) Transactional foreign currency exposure

Transactional foreign exchange exposures represent exposure on banking assets and liabilities, denominated in currencies other than the functional currency of the transacting entity.

The Group’s risk management policies prevent the holding of significant open positions in foreign currencies outside the trading portfolio managed by Barclays Capital which is monitored through DVaR.

There were no material net transactional foreign currency exposures outside the trading portfolio at either 31st December 2009 or 2008. Due to the low level of non-trading exposures no reasonably possible change in foreign exchange rates would have a material effect on either the Group’s profit or movements in equity for the year ended 31st December 2009 or 2008.

b) Translational foreign exchange exposure

The Group’s translational foreign currency exposure arises from both its capital resources (including investments in subsidiaries and branches, intangible assets, non-controlling interests, deductions from capital and debt capital instruments) and risk weighted assets (RWAs) being denominated in foreign currencies. Changes in foreign exchange rates result in changes in the Sterling equivalent value of foreign currency denominated capital resources and risk weighted assets. As a result, the Group’s regulatory capital ratios are sensitive to foreign exchange rate movements.

The Group’s capital ratio hedge strategy is to minimise the volatility of the capital ratios caused by foreign exchange rate movements. To achieve this, the Group aims to maintain the ratio of foreign currency Core Tier 1, Tier 1 and Total Capital resources to foreign currency RWAs the same as the Group’s capital ratios.

The Group’s foreign currency capital resources include investments in subsidiaries and branches, intangible assets, non-controlling interests, deductions from capital and debt capital instruments.

The Group’s investments in foreign currency subsidiaries and branches create capital resources denominated in foreign currencies. Changes in the Sterling value of the investments due to foreign currency movements are captured in the currency translation reserve, resulting in a movement in Core Tier 1 capital.

During 2009, structural currency exposures net of hedging instruments increased from £6.4bn to £12.5bn primarily as a result of US Dollar hedging decisions taken in accordance with the Group’s capital ratio hedge strategy for foreign exchange rate movements.

To create foreign currency Tier 1 and Total Capital resources additional to the Core Tier 1 capital resources, the Group issues, where possible, debt capital in non sterling currencies. This is primarily achieved by the issuance of debt capital from Barclays Bank PLC, but can also be achieved by subsidiaries issuing capital in local currencies.

The carrying value of the Group’s foreign currency net investments in subsidiaries and branches and the foreign currency borrowings and derivatives used to hedge them as at 31st December 2009 were as follows:

At 31st December 2009 Functional currency of the operation involved	Foreign currency net investments £m	Borrowings which hedge the net investments £m	Derivatives which hedge the net investments £m	Structural currency exposures pre economic hedges £m	Economic hedges £m	Remaining structural currency exposures £m
US Dollar	16,677	3,205	–	13,472	6,056	7,416
Euro	6,772	3,418	–	3,354	2,902	452
Rand	4,055	–	1,542	2,513	189	2,324
Japanese Yen	4,436	3,484	940	12	–	12
Swiss Franc	2,840	2,734	92	14	–	14
Other	2,983	–	677	2,306	–	2,306
Total	37,763	12,841	3,251	21,671	9,147	12,524

At 31st December 2008
US Dollar	14,577	6,019	–	8,558	6,720	1,838
Euro	6,336	2,922	–	3,414	3,125	289
Rand	3,725	–	1,306	2,419	164	2,255
Japanese Yen	5,009	801	4,212	(4)	–	(4)
Swiss Franc	3,042	2,936	101	5	–	5
Other	2,940	–	880	2,060	–	2,060
Total	35,629	12,678	6,499	16,452	10,009	6,443

261

48 Market risk continued

The economic hedges represent the US Dollar and Euro Preference Shares and Reserve Capital Instruments in issue that are treated as equity under IFRS, and do not qualify as hedges for accounting purposes.

The impact of a change in the exchange rate between Sterling and any of the major currencies would be:

– A higher or lower Sterling equivalent value of non-Sterling denominated capital resources and risk weighted assets. This includes a higher or lower currency translation reserve within equity, representing the retranslation of non-Sterling subsidiaries, branches and associated undertakings net of the impact of foreign exchange rate changes on derivatives and borrowings designated as hedges of net investments.

– A higher or lower profit after tax, arising from changes in the exchange rates used to translate items in the consolidated income statement.

– A higher or lower value of available for sale investments denominated in foreign currencies, impacting the available for sale reserve.

49 Liquidity risk

Liquidity management

Liquidity risk is the risk that the Group is unable to meet its obligations when they fall due as a result of a sudden, and potentially protracted, increase in net cash outflows. Such outflows would deplete available cash resources for client lending, trading activities, investments and deposits. In extreme circumstances lack of liquidity could result in reductions in balance sheet and sales of assets, or potentially an inability to fulfil lending commitments. The risk that it will be unable to do so is inherent in all banking operations and can be affected by a range of institution-specific and market-wide events.

Organisation and structure

Barclays Treasury operates a centralised governance and control process that covers all of the Group’s liquidity risk management activities. Businesses assist Barclays Treasury in policy formation and limit setting by providing relevant and expert input for their local markets and customers.

Execution of the Group’s liquidity risk management strategy is carried out at country level within agreed policies, controls and limits, with the Country Treasurer providing reports directly to Barclays Treasury to evidence conformance with the agreed risk profile. Liquidity risk is a standing agenda item at Country and Cluster Asset and Liability Committees and on a consolidated basis is reported to the Group’s Treasury Committee.

The objective of the Group’s liquidity risk management strategy is to ensure that the funding profile of individual businesses and the Group as a whole is appropriate to underlying market conditions and the profile of our business in each given country. Liquidity risk limits and controls are flexed to achieve that profile and are based on regular qualitative and quantitative assessments of conditions under both normal and stressed conditions. Businesses are only allowed to have funding exposure to wholesale markets where they can demonstrate that their market is sufficiently deep and liquid and then only relative to the size and complexity of their business.

Liquidity limits reflect both local regulatory requirements as well as the behavioural characteristics of their balance sheets. Breaches of limits are reported to Treasury Committee together with details of the requirements to return to compliance.

Liquidity risk framework

Barclays has a comprehensive Liquidity Risk Management Framework (the Liquidity Framework) for managing the Group’s liquidity risk. The objective of the Liquidity Framework is for the Group to have sufficient liquidity to continue to operate for at least the minimum period specified by the FSA in the event that the wholesale funding markets are neither open to Barclays nor to the market as a whole. Many of the stress tests currently applied under the Liquidity Framework will also be applied under the FSA’s new regime, although the precise calibration may differ in Barclays final Individual Liquidity Guidance to be set by the FSA. The framework considers a range of possible wholesale and retail factors leading to loss of financing including:

–	maturing of wholesale liabilities;

–	loss of secured financing and widened haircuts on remaining book;

–	retail and commercial outflows from savings and deposit accounts;

–	drawdown of loans and commitments;

–	potential impact of a two-notch ratings downgrade; and

–	withdrawal of initial margin amounts by counterparties.

These stressed scenarios are used to assess the appropriate level for the Group’s liquidity pool, which comprises unencumbered assets and cash. Barclays regularly uses these assets to access secured funding markets, thereby testing the liquidity assumptions underlying pool composition. The Group does not presume the availability of central bank facilities to monetise the liquidity pool in any of the stress scenarios under the Liquidity Framework.

Liquidity pool

The Group liquidity pool as at 31st December 2009 was £127bn gross (31st December 2008: £43bn) and comprised the following cash and unencumbered assets:

Composition of Group liquidity pool
	Cash and deposits with central banks £bn	Government guaranteed bonds £bn	Government and supranational bonds £bn	Other available liquidity £bn	Total £bn
As at 31st December 2009	81	3	31	12	127
As at 31st December 2008 [a]	30	–	2	11	43

The cost of maintaining the liquidity pool is a function of the source of funding for the buffer and the reinvestment spread.

Note

a	Previously disclosed as Barclays Capital only.

262

Notes to the accounts

For the year ended 31st December 2009

continued

49 Liquidity risk continued

Term financing

Raising term funding is important in meeting the risk appetite of the Barclays Liquidity Framework. Barclays has continued to increase the term of issued liabilities during 2009 by issuing:

–	£15bn equivalent of public senior term funding

–	£1.8bn equivalent of public covered bonds

–	£21bn equivalent of structured notes

The Group has £4bn of publicly issued debt and £11bn of structured notes maturing in 2010.

Intraday liquidity

The need to monitor, manage and control intraday liquidity in real time is recognised by the Group as a critical process: any failure to meet specific intraday commitments would have significant consequences, such as a visible market disruption.

The Group policy is that each operation must ensure that it has access to sufficient intraday liquidity to meet any obligations it may have to clearing and settlement systems. Major currency payment flows and payment system collateral are monitored and managed in real time to ensure that at all times there is sufficient collateral to make payments. In practice the Group maintains a significant buffer of surplus intraday liquidity to ensure that payments are made on a timely basis. The Group actively engages in payment system development to help ensure that new payment systems are robust.

Day to day funding

Day to day funding is managed through limits on wholesale borrowings, secured borrowings and funding mismatches. These ensure that on any day and over any period there is a limited amount of refinancing requirement. These requirements include replenishment of funds as they mature or are borrowed by customers.

In addition to cash flow management, Treasury also monitors term mismatches between assets and liabilities, as well as the level and type of undrawn lending commitments, the usage of overdraft facilities and the impact of contingent liabilities such as standby letters of credit and guarantees.

Diversification of liquidity sources

Sources of liquidity are regularly reviewed to maintain a wide diversification by currency, geography, provider, product and term. In addition, to avoid reliance on a particular group of customers or market sectors, the distribution of sources and the maturity profile of deposits are also carefully managed. Important factors in assuring liquidity are competitive rates and the maintenance of depositors’ confidence. Such confidence is based on a number of factors including the Group’s reputation and relationship with those clients, the strength of earnings and the Group’s financial position.

Wholesale depositor split by counterparty type – Barclays Capital
	Banks %	Corporates %	Governments %	Other central banks %	Other financial institutions %	Total %
As at 31st December 2009	36	15	2	16	31	100
As at 31st December 2008	32	15	11	9	33	100

Wholesale depositor split by geography – Barclays Capital
	US %	UK %	Other EU %	Japan %	Africa %	World %	Rest of Total %
As at 31st December 2009	9	25	23	3	16	24	100
As at 31st December 2008	13	22	16	9	17	23	100

Funding structure

Global Retail and Commercial Banking, Barclays Wealth and Head Office Functions are structured to be self-funded through customer deposits and Barclays equity and other long-term capital. The Barclays Capital and Absa businesses are funded through the wholesale secured and unsecured funding markets.

The ratio of customer loans to customer deposits and long-term funding has improved to 81% at 31st December 2009, from 93% at 31st December 2008.

263

49 Liquidity risk continued

Global retail and commercial banking, Barclays Wealth and Head Office functions

An important source of structural liquidity is provided by our core retail deposits in the UK, Europe and Africa; mainly current accounts and savings accounts. Although contractually current accounts are repayable on demand and savings accounts at short notice, the Group’s broad base of customers – numerically and by depositor type – helps to protect against unexpected fluctuations. Such accounts form a stable funding base for the Group’s operations and liquidity needs.

Group policy is to ensure that the assets of the retail, wealth and corporate bank, together with Head Office functions, on a global basis, do not exceed customer deposits and subordinated funding so that these businesses place no reliance on wholesale markets. The exception to this policy is Absa, which has a large portion of wholesale funding due to the structure of the South African financial sector.

In order to assess liquidity risk, the balance sheet is modelled to reflect behavioural experience in both assets and liabilities and is managed to maintain a cash surplus. The maturity profile, excluding Absa, resulting from this behavioural modelling is set out below. This shows that there is a funding surplus of £94.5bn, and that there are expected outflows of £10.2bn within one year from asset repayments being less than liability attrition. For subsequent years the expected repayments on assets are larger than the roll off of liabilities resulting in cash inflows. Maturities of net liabilities are, therefore, behaviourally expected to occur after five years.

Behavioural maturity profile of assets and liabilities [a]
				Cash inflow/(outflow)
	Funding surplus £bn	Not more than 1 year £bn	Over 1 year but not more than 2 years £bn	Over 2 years but not more than 3 years £bn	Over 3 years but not more than 4 years £bn	Over 4 years but not more than 5 years £bn	Over 5 years £bn
As at 31st December 2009	94.5	(10.2)	17.8	21.2	7.8	1.8	(132.9)

Barclays Capital

Barclays Capital manages its liquidity to be primarily funded through wholesale sources, managing access to liquidity to ensure that potential cash outflows in a stressed environment are covered.

73% of the inventory is funded on a secured basis (31st December 2008: 50%). Additionally, much of the short-term funding is invested in highly liquid assets and central bank cash and therefore contributes towards the Group liquidity pool.

Barclays Capital undertakes secured funding in the repo markets based on liquidity characteristics. Limits are in place for each security asset class reflecting liquidity in the cash and financing markets for these assets. The percentage of secured funding using each asset class as collateral is set out below:

Secured funding by asset class
	Government %	Agency %	MBS %	ABS %	Corporate %	Equity %	Other %
As at 31st December 2009	59	7	7	6	10	8	3
As at 31st December 2008	49	9	11	9	15	4	3

Unsecured wholesale funding for the Group (excluding Absa) is managed by Barclays Capital within specific term limits. Excluding short-term deposits that are included within the Group’s liquidity pool, the term of unsecured liabilities has been extended, with average life improving from at least 14 monthsb at 31st December 2008 to at least 26 months at 31st December 2009.

Contractual maturity of unsecured liabilities[a] (Net of assets available from the Group liquidity pool)
	Not more than 1 month %	Not more than 2 months %	Not more than 3 months %	Not more than 6 months %	Not more than 1 year %	Over 1 year %
As at 31st December 2009	–	–	–	–	19	81

The extension of the term of the wholesale financing has meant that, as at 31st December 2009, 81% of net wholesale funding had remaining maturity of greater than one year and, as at the same date, there was no net wholesale unsecured refinancing required within six months.

Notes

a	In accordance with IFRS 7, prior year figures have not been provided as these measures have not previously been reported on a comparable basis.

b	The 31st December 2008 average unsecured liability term has been restated to at least 14 months to reflect refinements in the underlying calculation.

264

Notes to the accounts

For the year ended 31st December 2009

continued

49 Liquidity risk continued

Contractual maturity of financial assets and liabilities

Details of contractual maturities for assets and liabilities form an important source of information for the management of liquidity risk. Such information is used (amongst other things) as the basis for modelling a behavioural balance sheet, for input into the liquidity framework, as discussed above.

The table below provides detail on the contractual maturity of all financial instruments and other assets and liabilities. Derivatives (other than those designated in a hedging relationship) and trading portfolio assets and liabilities are included in the on demand column at their fair value. Liquidity risk on these items is not managed on the basis of contractual maturity since they are not held for settlement according to such maturity and will frequently be settled before contractual maturity at fair value. Derivatives designated in a hedging relationship are included according to their contractual maturity.

Financial assets designated at fair value in respect of linked liabilities to customers under investment contracts have been included in Other assets and Other liabilities as the Group is not exposed to liquidity risk arising from them; any request for funds from creditors would be met by simultaneously liquidating or transferring the related investment.

At 31st December 2009

	On demand £m	Not more than three months £m	Over three months but not more than six months £m	Over six months but not more than one year £m	Over one year but not more than three years £m	Over three years but not more than five years £m	Over five years but not more than ten years £m	Over ten years £m	Total £m

Assets
Cash and balances at central banks	80,592	891	–	–	–	–	–	–	81,483
Items in the course of collection from other banks	1,243	350	–	–	–	–	–	–	1,593
Trading portfolio assets	151,344	–	–	–	–	–	–	–	151,344
Financial assets designated at fair value:
– held on own account	679	10,795	1,679	2,456	5,514	3,998	2,293	13,897	41,311
Derivative financial instruments:
– held for trading	415,638	–	–	–	–	–	–	–	415,638
– designated for risk management	–	216	115	89	236	101	334	86	1,177
Loans and advances to banks	5,114	30,385	314	1,787	2,396	544	98	497	41,135
Loans and advances to customers	44,826	68,876	8,987	17,848	51,886	38,357	63,180	126,264	420,224
Available for sale financial investments	1,157	6,999	8,356	3,434	20,530	5,871	6,802	3,334	56,483
Reverse repurchase agreements and cash collateral on securities borrowed	248	129,095	3,558	5,604	4,680	31	210	5	143,431
Other financial assets	–	2,816	–	–	660	–	–	–	3,476

Total financial assets	700,841	250,423	23,009	31,218	85,902	48,902	72,917	144,083	1,357,295

Other assets									21,634

Total assets									1,378,929

Liabilities
Deposits from other banks	3,861	50,020	4,850	15,558	1,325	200	420	212	76,446
Items in the course of collection due to other banks	1,373	93	–	–	–	–	–	–	1,466
Customer accounts	205,868	86,481	8,226	11,940	2,954	3,049	2,864	1,047	322,429
Trading portfolio liabilities	51,252	–	–	–	–	–	–	–	51,252
Financial liabilities designated at fair value:
– held on own account	1,219	17,599	5,755	7,145	18,780	14,701	14,647	6,356	86,202
Derivative financial instruments:
– held for trading	402,019	–	–	–	–	–	–	–	402,019
– designated for risk management	–	186	68	37	111	433	394	168	1,397
Debt securities in issue	64	43,390	17,761	19,408	29,904	11,607	7,838	5,930	135,902
Repurchase agreements and cash collateral on securities lent	502	189,843	5,446	2,525	326	108	29	2	198,781
Subordinated liabilities	–	173	1	27	1,234	1,375	9,871	13,135	25,816
Other financial liabilities	–	4,959	–	–	1,135	–	–	–	6,094

Total financial liabilities	666,158	392,744	42,107	56,640	55,769	31,473	36,063	26,850	1,307,804

Other liabilities									12,647

Total liabilities									1,320,451

Cumulative liquidity gap	34,683	(107,638)	(126,736)	(152,158)	(122,025)	(104,596)	(67,742)	49,491	58,478

265

49 Liquidity risk continued

At 31st December 2008
	On demand £m	Not more than three months £m	Over three months but not more than six months £m	Over six months but not more than one year £m	Over one year but not more than three years £m	Over three years but not more than five years £m	Over five years but not more than ten years £m	Over ten years £m	Total £m

Assets
Cash and balances at central banks	29,774	245	–	–	–	–	–	–	30,019
Items in the course of collection from other banks	1,619	76	–	–	–	–	–	–	1,695
Trading portfolio assets	185,637	–	–	–	–	–	–	–	185,637
Financial assets designated at fair value:
– held on own account	661	13,861	1,648	5,861	5,420	6,738	4,159	16,194	54,542
Derivative financial instruments:
– held for trading	981,996	–	–	–	–	–	–	–	981,996
– designated for risk management	–	381	91	542	505	336	419	532	2,806
Loans and advances to banks	4,882	35,690	505	1,892	1,887	1,854	52	945	47,707
Loans and advances to customers	51,155	87,624	12,447	21,976	60,927	44,982	57,409	125,295	461,815
Available for sale financial investments	132	11,539	5,129	13,461	10,266	6,660	9,779	8,010	64,976
Reverse repurchase agreements and cash collateral on securities borrowed	29	107,415	8,947	2,582	10,124	1,019	238	–	130,354
Other financial assets	–	2,459	–	–	637	–	–	–	3,096

Total financial assets	1,255,885	259,290	28,767	46,314	89,766	61,589	72,056	150,976	1,964,643

Other assets									88,337

Total assets									2,052,980

Liabilities
Deposits from other banks	10,850	94,083	6,040	1,273	1,585	461	433	185	114,910
Items in the course of collection due to other banks	1,633	2	–	–	–	–	–	–	1,635
Customer accounts	195,728	112,582	9,389	10,099	2,451	1,555	1,395	2,306	335,505
Trading portfolio liabilities	59,474	–	–	–	–	–	–	–	59,474
Financial liabilities designated at fair value:
– held on own account	1,043	16,573	10,630	5,115	12,229	12,041	11,825	7,436	76,892
Derivative financial instruments:
– held for trading	964,071	–	–	–	–	–	–	–	964,071
– designated for risk management	–	222	141	1,345	1,197	108	781	207	4,001
Debt securities in issue	2,567	79,600	10,049	17,197	23,355	9,856	2,528	4,415	149,567
Repurchase agreements and cash collateral on securities lent	69	176,169	3,409	2,067	245	267	59	–	182,285
Subordinated liabilities	–	260	49	281	1,345	999	10,176	16,732	29,842
Other financial liabilities	–	4,573	–	–	1,572	–	–	–	6,145

Total financial liabilities	1,235,435	484,064	39,707	37,377	43,979	25,287	27,197	31,281	1,924,327

Other liabilities									81,242

Total liabilities									2,005,569

Cumulative liquidity gap	20,450	(204,324)	(215,264)	(206,327)	(160,540)	(124,238)	(79,379)	40,316	47,411

Expected maturity dates do not differ significantly from the contract dates, except for:

–

Trading Portfolio Assets and Liabilities and derivative financial instruments, which may not be held to maturity as part of the Group’s trading strategies. For these instruments, which are mostly held by Barclays Capital, liquidity and repricing risk is managed through the Daily Value at Risk (DVaR) methodology.

–

Retail deposits, which are included within customer accounts, are repayable on demand or at short notice on a contractual basis. In practice, these instruments form a stable base for the Group’s operations and liquidity needs because of the broad base of customers – both numerically and by depositor type.

–	Financial assets designated at fair value held in respect of linked liabilities, which are managed with the associated liabilities.

266

Notes to the accounts

For the year ended 31st December 2009

continued

49 Liquidity risk continued

Contractual maturity of financial liabilities on an undiscounted basis

The table below presents the cash flows payable by the Group under financial liabilities by remaining contractual maturities at the balance sheet date. The amounts disclosed in the table are the contractual undiscounted cash flows of all financial liabilities (i.e nominal values), whereas the Group manages the inherent liquidity risk based on discounted expected cash inflows. Derivative financial instruments held for trading and trading portfolio liabilities are included in the on demand column at their fair value.

At 31st December 2009

	On demand £m	Within one year £m	Over one year but less than five years £m	Over five years £m	Total £m

Deposits from other banks	3,861	70,645	1,607	773	76,886
Items in the course of collection due to other banks	1,373	93	–	–	1,466
Customer accounts	205,868	106,991	6,898	5,488	325,245
Trading portfolio liabilities	51,252	–	–	–	51,252
Financial liabilities designated at fair value:
– held on own account	1,219	31,030	35,733	34,206	102,188
Derivative financial instruments:
– held for trading	402,019	–	–	–	402,019
– designated for risk management	–	311	627	998	1,936
Debt securities in issue	64	82,215	46,055	22,243	150,577
Repurchase agreements and cash collateral on securities lent	502	197,864	450	37	198,853
Subordinated liabilities	–	2,101	6,295	26,842	35,238
Other financial liabilities	–	4,959	1,135	–	6,094

Total financial liabilities	666,158	496,209	98,800	90,587	1,351,754

Off-balance sheet items
Loan commitments	127,540	74,111	4,181	861	206,693
Other commitments	386	384	19	–	789

Total off-balance sheet items	127,926	74,495	4,200	861	207,482

Total financial liabilities and off-balance sheet items	794,084	570,704	103,000	91,448	1,559,236

At 31st December 2008

Deposits from other banks	10,850	101,537	2,224	671	115,282
Items in the course of collection due to other banks	1,633	2	–	–	1,635
Customer accounts	195,728	132,927	5,249	5,807	339,711
Trading portfolio liabilities	59,474	–	–	–	59,474
Financial liabilities designated at fair value:
– held on own account	1,043	33,860	28,300	30,427	93,630
Derivative financial instruments:
– held for trading	964,071	–	–	–	964,071
– designated for risk management	–	1,809	1,671	1,206	4,686
Debt securities in issue	2,567	108,955	34,510	11,853	157,885
Repurchase agreements and cash collateral on securities lent	69	181,895	547	24	182,535
Subordinated liabilities [a]	–	1,273	5,114	28,726	35,113
Other financial liabilities	–	4,573	1,572	–	6,145

Total financial liabilities	1,235,435	566,831	79,187	78,714	1,960,167

Off-balance sheet items
Loan commitments	222,801	30,502	5,799	917	260,019
Other commitments	493	318	340	–	1,151

Total off-balance sheet items	223,294	30,820	6,139	917	261,170

Total financial liabilities and off-balance sheet items	1,458,729	597,651	85,326	79,631	2,221,337

Financial liabilities designated at fair value in respect of linked liabilities under investment contracts have been excluded from this analysis as the Group is not exposed to liquidity risk arising from them. Any request for funds from investors would be met simultaneously from the linked assets.

The balances in the above table do not agree directly to the balances in the consolidated balance sheet as the table incorporates all cash flows, on an undiscounted basis, related to both principal as well as those associated with all future coupon payments.

The principal due under perpetual subordinated liability instruments has been included in the over five years category. Further interest payments have not been included on this amount, which according to their strict contractual terms, could carry on indefinitely.

Note

a	Subordinated liabilities maturity has been reanalysed to reflect the date on which the counterparty can require repayment as opposed to the date of first call.

267

50 Fair value of financial instruments

The fair value of a financial instrument is the amount for which an asset could be exchanged, or a liability settled, in an arm’s length transaction between knowledgeable willing parties.

Comparison of carrying amounts and fair values

The following table summarises the carrying amounts of financial assets and liabilities presented on the Group’s balance sheet, and their fair values differentiating between financial assets and liabilities subsequently measured at fair value and those subsequently measured at amortised cost:

		2009		2008
	Notes	Carrying amount £m	Fair value £m	Carrying amount £m	Fair value £m

Financial assets:
Cash and balances at central banks	a	81,483	81,483	30,019	30,019
Items in the course of collection from other banks	a	1,593	1,593	1,695	1,695
Trading portfolio assets
– Treasury and other eligible bills	b	9,926	9,926	4,544	4,544
– Debt securities	b	116,594	116,594	148,686	148,686
– Equity securities	b	19,602	19,602	30,535	30,535
– Traded loans	b	2,962	2,962	1,070	1,070
– Commodities	b	2,260	2,260	802	802

Financial assets designated at fair value:
held in respect of linked liabilities under investment contracts	b	1,257	1,257	66,657	66,657
held under own account:
– Equity securities	b	6,256	6,256	6,496	6,496
– Loans and advances	b	22,390	22,390	30,187	30,187
– Debt securities	b	4,007	4,007	8,628	8,628
– Other financial assets designated at fair value	b	8,658	8,658	9,231	9,231
Derivative financial instruments	b	416,815	416,815	984,802	984,802
Loans and advances to banks	c	41,135	41,135	47,707	47,594
Loans and advances to customers
– Residential mortgage loans	c	149,099	142,726	139,845	138,373
– Credit card receivables	c	21,889	21,889	22,304	22,312
– Other personal lending	c	25,435	25,430	27,270	26,496
– Wholesale and corporate loans and advances	c	212,928	207,648	259,699	247,798
– Finance lease receivables	c	10,873	10,898	12,697	12,697
Available for sale financial instruments
– Treasury and other eligible bills	b	5,919	5,919	4,003	4,003
– Debt securities	b	43,888	43,888	58,831	58,831
– Equity securities	b	6,676	6,676	2,142	2,142
Reverse repurchase agreements and cash collateral on securities borrowed	c	143,431	142,524	130,354	129,296
Financial liabilities:
Deposits from banks	d	76,446	76,457	114,910	114,912
Items in the course of collection due to other banks	a	1,466	1,466	1,635	1,635
Customer accounts:
– Current and demand accounts	d	100,710	100,710	82,515	82,515
– Savings accounts	d	81,188	81,188	76,008	76,008
– Other time deposits	d	140,531	140,544	176,982	176,966
Trading portfolio liabilities:
– Treasury and other eligible bills	b	381	381	79	79
– Debt securities	b	44,327	44,327	44,309	44,309
– Equity securities	b	6,468	6,468	14,919	14,919
– Commodities	b	76	76	167	167
Financial liabilities designated at fair value:
– Held on own account	b	86,202	86,202	76,892	76,892
– Liabilities to customers under investment contracts	b	1,679	1,679	69,183	69,183
Derivative financial instruments	b	403,416	403,416	968,072	968,072
Debt securities in issue	d	135,902	135,405	149,567	148,736
Repurchase agreements and cash collateral on securities lent	d	198,781	198,781	182,285	182,285
Subordinated liabilities	d	25,816	25,299	29,842	22,944

268

Notes to the accounts

For the year ended 31st December 2009

continued

50 Fair value of financial instruments continued

Notes

a)	Fair value approximates carrying value due to the short-term nature of these financial assets and liabilities.

b)	The carrying value of financial instruments subsequently measured at fair value (including those held for trading, designated at fair value, derivatives and available for sale) is determined in accordance with accounting policy as noted on pages 168 and 169 and further description and analysis of these fair values are set out below.

c)	The carrying value of financial assets subsequently measured at amortised cost (including loans and advances, and other lending such as reverse repurchase agreements and cash collateral on securities borrowed) is determined in accordance with the accounting policy as noted on page 169. In many cases the fair value disclosed approximates the carrying value because the instruments are short-term in nature or have interest rates that reprice frequently. In other cases, fair value is determined using discounted cash flows, applying either market derived interest rates or, where the counterparty is a bank, rates currently offered by other financial institutions for placings with similar characteristics. Alternatively, fair value can be determined by applying an average of available regional and industry segmental credit spreads to the loan portfolio, taking the contractual maturity of the loan facilities into consideration.

d)	The carrying value of financial liabilities subsequently measured at amortised cost (including customer accounts and other deposits such as repurchase agreements and cash collateral on securities lent, debt securities in issue, subordinated liabilities) is determined in accordance with the accounting policy as noted on page 169. In many cases, the fair value disclosed approximates the carrying value because the instruments are short-term in nature or have interest rates that reprice frequently such as customer accounts and other deposits and short-term debt securities. Fair values of other debt securities in issue are based on quoted prices where available, or where these are unavailable, are estimated using a valuation model. Fair values for dated and undated convertible and non convertible loan capital are based on quoted market rates for the issue concerned or similar issues with similar terms and conditions.

Valuation inputs

During the year, the Group adopted the requirements of IFRS 7 – Financial Instruments: Disclosures. This requires an entity to classify its financial assets and liabilities held at fair value according to a hierarchy that reflects the significance of observable market inputs. The classification of these instruments is based on the lowest level input that is significant to the fair value measurement in its entirety. The three levels of the fair value hierarchy are defined below.

Quoted market prices – Level 1

Financial instruments, the valuation of which are determined by reference to unadjusted quoted prices for identical assets or liabilities in active markets where the quoted price is readily available, and the price represents actual and regularly occurring market transactions on an arm’s length basis. An active market is one in which transactions occur with sufficient volume and frequency to provide pricing information on an ongoing basis.

This category includes highly liquid government bonds, short dated US agency securities, active listed equities and actively exchange-traded derivatives.

Valuation technique using observable inputs – Level 2

Financial instruments that have been valued using inputs other than quoted prices as described for level 1 but which are observable for the asset or liability, either directly or indirectly.

This category includes most investment grade and liquid high yield bonds; asset backed securities; long dated US agency securities; certain government bonds, less liquid listed equities; bank, corporate, and municipal obligations; certain OTC derivatives; certain convertible bonds; certificates of deposit and commercial paper; certain collateralised debt obligations (CDOs) (cash and synthetic underlyings); collateralised loan obligations (CLOs); commodities based derivatives; credit derivatives, certain credit default swaps (CDSs); most fund units; certain loans; foreign exchange spot and forward transactions; and certain issued notes.

Valuation technique using significant unobservable inputs – Level 3

Financial instruments, the valuation of which incorporate significant inputs for the asset or liability that are not based on observable market data (unobservable inputs). Unobservable inputs are those not readily available in an active market due to market illiquidity or complexity of the product. These inputs are generally determined based on observable inputs of a similar nature, historic observations on the level of the input or analytical techniques.

This category includes certain corporate debt securities; highly distressed debt; private equity investments; commercial real estate loans; certain OTC derivatives (requiring complex and unobservable inputs such as correlations and long dated volatilities); certain convertible bonds; some CDOs (cash and synthetic underlyings); certain credit default swaps; derivative exposures to Monoline insurers; fund units; certain asset backed securities; certain issued notes; certain collateralised loan obligations (CLOs) and certain loans.

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50 Fair value of financial instruments continued

The following table shows the Group’s financial assets and liabilities that are recognised and measured at fair value and analysed by level within the fair value hierarchy.

Financial assets and liabilities measured at fair value
	Valuation technique using
	Quoted market prices (Level 1) £m	Observable inputs (Level 2) £m	Significant unobservable inputs (Level 3) £m	Total £m
31st December 2009
Trading portfolio assets	76,256	69,010	6,078	151,344
Financial assets designated at fair value:
– held on own account	5,766	24,845	10,700	41,311
– held in respect of linked liabilities to customers under investment contracts	1,209	48	–	1,257
Derivative financial assets	3,163	401,451	12,201	416,815
Available for sale assets	19,919	35,287	1,277	56,483

Total assets	106,313	530,641	30,256	667,210
Trading portfolio liabilities	(42,238)	(8,936)	(78)	(51,252)
Financial liabilities designated at fair value	–	(82,374)	(3,828)	(86,202)
Liabilities to customers under investment contracts	(109)	(1,570)	–	(1,679)
Derivative financial liabilities	(2,386)	(391,916)	(9,114)	(403,416)

Total liabilities	(44,733)	(484,796)	(13,020)	(542,549)
31st December 2008
Trading portfolio assets	72,120	98,892	14,625	185,637
Financial assets designated at fair value:
– held on own account	5,129	32,340	17,073	54,542
– held in respect of linked liabilities to customers under investment contracts	33,554	32,495	608	66,657
Derivative financial assets	5,548	956,348	22,906	984,802
Available for sale assets	14,391	47,448	3,137	64,976

Total assets	130,742	1,167,523	58,349	1,356,614
Trading portfolio liabilities	(42,777)	(16,439)	(258)	(59,474)
Financial liabilities designated at fair value	(23)	(73,698)	(3,171)	(76,892)
Liabilities to customers under investment contracts	(32,640)	(35,935)	(608)	(69,183)
Derivative financial liabilities	(3,516)	(949,143)	(15,413)	(968,072)

Total liabilities	(78,956)	(1,075,215)	(19,450)	(1,173,621)
The table above has been compiled using the new definitions required by IFRS 7 revised and, as a result, the classifications of assets and liabilities are not directly comparable to the Group’s previously published tables of fair value measurement.

The following table shows the Group’s financial assets and liabilities that are recognised and measured at fair value disaggregated by valuation techniques and by product type.

Financial assets and liabilities measured at fair value by product type At 31st December 2009
	Assets Valuation technique using			Liabilities Valuation technique using
	Quoted market prices Level 1 £m	Observable inputs Level 2 £m	Significant unobservable inputs Level 3 £m	Quoted market prices Level 1 £m	Observable inputs Level 2 £m	Significant unobservable inputs Level 3 £m

Commercial real estate loans	–	–	7,170	–	–	–
Asset backed products	–	34,779	5,840	–	(6,165)	(2,334)
Other credit products	1	47,202	2,020	–	(47,904)	(2,827)
Derivative exposure to Monoline insurers	–	–	2,027	–	–	–
Non-asset backed debt instruments	72,578	66,885	3,127	(35,760)	(73,371)	(3,202)
Equity products	28,053	11,772	1,536	(8,788)	(13,737)	(1,922)
Private equity	73	176	1,978	–	–	–
Funds and fund-linked products	3,856	5,387	1,241	–	(2,049)	–
FX products	–	24,885	761	–	(25,159)	(379)
Interest rate products	176	288,718	2,357	–	(275,684)	(1,775)
Commodity products	1,414	31,562	748	(76)	(37,091)	(581)
Other	162	19,275	1,451	(109)	(3,636)	–
Total	106,313	530,641	30,256	(44,733)	(484,796)	(13,020)

270

Notes to the accounts

For the year ended 31st December 2009

continued

50 Fair value of financial instruments continued

Level 3 financial assets and liabilities by balance sheet classification and product type
As at 31st December 2009		Non-derivative assets		Non-derivative liabilities		Derivatives
	Trading portfolio assets £m	Financial assets designated at fair value £m	Available for sale assets £m	Trading portfolio liabilities £m	Financial liabilities designated at fair value £m	Net derivative financial instruments [a] £m
Commercial real estate loans	–	7,170	–	–	–	–
Asset backed products	1,840	423	205	(5)	(63)	1,106
Other credit products	–	92	–	–	(595)	(304)
Derivative exposure to Monoline insurers	–	–	–	–	–	2,027
Non-asset backed debt instruments	2,461	438	166	(73)	(3,081)	14
Equity products	190	–	157	–	–	(733)
Private equity	104	1,237	637	–	–	–
Funds and fund-linked products	1,128	8	105	–	–	–
FX products	–	–	–	–	–	382
Interest rate products	–	64	–	–	(25)	543
Commodity products	–	12	4	–	(64)	215
Other	355	1,256	3	–	–	(163)

Total	6,078	10,700	1,277	(78)	(3,828)	3,087

Level 3 Movement Analysis

The following table summarises the movements in the level 3 balance during the year ended 31st December 2009. The table shows gains and losses and includes amounts for all financial assets and liabilities transferred to level 3 during the year. The table does not reflect gains and losses for level 3 financial assets and liabilities that were transferred out during the year. Transfers have been reflected as if they had taken place at the beginning of the year.

Analysis of movement in level 3 financial assets and liabilities For the period ended 31st December 2009
	Trading portfolio assets £m	Financial assets designated at fair value £m	Available for sale assets £m	Trading portfolio liabilities £m	Financial liabilities designated at fair value £m	Net derivative financial instruments [a] £m	Total £m
As at 1st January 2009	14,625	17,681	3,137	(258)	(3,779)	7,493	38,899
Purchases	2,021	700	459	(70)	(313)	2,334	5,131
Sales	(7,018)	(4,875)	(9)	172	690	(3,548)	(14,588)
Issues	–	–	–	–	(1,343)	(1,718)	(3,061)
Settlements	(410)	(804)	(347)	–	763	(100)	(898)
Total gains and losses in the period
Recognised in the income statement
– trading income	(2,290)	(3,356)	–	27	1,574	(3,516)	(7,561)
– other income	–	(434)	(131)	–	–	–	(565)
Total gains or losses recognised in other comprehensive income	–	–	(103)	–	–	–	(103)
Transfers in/transfers out	(850)	1,788	(1,729)	51	(1,420)	2,142	(18)
As at 31st December 2009	6,078	10,700	1,277	(78)	(3,828)	3,087	17,236

The following table discloses the gains and losses recognised in the period arising on level 3 financial assets and liabilities held as at 31st December 2009.

Gains and losses recognised during the period on level 3 financial assets and liabilities held As at 31st December 2009
	Trading portfolio assets £m	Financial assets designated at fair value £m	Available for sale assets £m	Trading portfolio liabilities £m	Financial liabilities designated at fair value £m	Net derivative financial instruments £m	Total £m
Total gains and losses held as at 31st December 2009
Recognised in the income statement
– trading income	(736)	(3,034)	–	8	(269)	(2,817)	(6,848)
– other income	–	(452)	(140)	–	–	–	(592)
Total gains or losses recognised in other comprehensive income	–	–	(65)	–	–	–	(65)
Total	(736)	(3,486)	(205)	8	(269)	(2,817)	(7,505)

Note

a	The derivative financial instruments in the tables above are represented on a net basis of £3,087m. On a gross basis derivative financial assets are £12,201m, derivative financial liabilities are £9,114m.

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50 Fair value of financial instruments continued

The significant movements in the level 3 positions during the year ended 31st December 2009 are explained below:

– Purchases of £5.1bn were primarily composed of £1.7bn of asset backed products, £1.5bn of credit derivatives and £0.6bn of equity products.

– Sales of £14.6bn include the disposal of £7.5bn of assets backed products and Monoline exposures through the Protium transaction.

The Crescent debt restructuring, disclosed in Note 40, resulted in the sale of £1.0bn of commercial real estate loans and there were additional sales of £3.8bn asset backed products and £0.6bn Monoline exposures during the period.

– Issuances of £3.1bn were driven by £1.3bn of new credit-linked notes and equity, credit and commodity derivatives of £1.7bn.

– Losses in Trading Income of £7.6bn were primarily attributable to the £4.4bn of writedowns on the credit market exposures summarised in Note 47, along with writedowns on other asset backed products, funds and other Monoline insurers. These were offset by gains on interest rate and commodity products.

– Losses in Other Income of £0.6bn were driven by the writedown and impairment of commercial real estate loans.

– Transfers into level 3 were largely due to the lack of observable valuation inputs for certain securities as well as curves becoming unobservable for certain derivative products.

– Transfers out of level 3 were principally due to unobservable valuation inputs being deemed insignificant to the overall valuation of certain instruments particularly on investment grade asset backed products.

There were no significant transfers between level 1 and level 2.

Valuation techniques

Valuations based on observable inputs include financial instruments such as swaps and forwards which are valued using market standard pricing techniques; and options that are commonly traded in markets where all the inputs to the market standard pricing models are observable.

Valuation models are reviewed at least annually for model performance and calibration. Current year valuation methodologies were consistent with the prior year unless otherwise noted below. These methodologies are commonly used by market participants.

The main products whose valuation includes unobservable inputs are described below.

Commercial real estate loans

This category includes lending on a range of commercial property types including retail, hotels, office and development properties.

The valuations are considered unobservable due to the bespoke nature of the instruments and the high level of volatility in the commercial real estate market at present. Fair value is calculated using a risk adjusted spread based methodology performed on a loan by loan basis with consideration of characteristics such as property type, geographic location, yields, credit quality and property performance reviews.

The valuation inputs are reviewed with reference to CMBX and CMBS bond indices. Initial spreads are sourced from market quoted origination spreads by property type and classified into Loan-to-Value (LTV) buckets which are adjusted for internal credit rating and subordination of the loans. The internal credit ratings used in the valuation model are subject to a monthly review process. The model is calibrated monthly based on external quotes of new origination property type spreads and the latest internal credit ratings.

The methodology used differs to the prior period in that internal credit ratings, additional risk factors and property performance reviews are now incorporated. The changes were made to take advantage of data that has become available and to enhance the assessment of credit risk.

Asset backed products

These are debt and derivative products that are linked to the cash flows of a pool of referenced assets. This category includes asset backed loans; CDOs (cash underlyings); CLOs; asset backed credit derivatives; asset and mortgage backed securities.

Within this population, valuation inputs are unobservable for non-investment grade ABS; non-agency residential mortgage backed securities (RMBS) and asset backed credit derivatives. The valuations are determined using industry standard cash flow models that calculate fair value based on loss projections, prepayment, recovery and discount rates. These parameters are determined by reference to underlying collateral performance, independent research, ABX indices, broker quotes, observable trades on similar securities and third party pricing sources.

The determination of parameter levels takes account of a range of factors such as deal vintage, underlying asset composition (historical losses; borrower characteristics; various loan attributes such as loan-to-value and debt-to-income ratios and geographic concentration), credit ratings (original and current), home price changes and interest rates.

272

Notes to the accounts

For the year ended 31st December 2009

continued

50 Fair value of financial instruments continued

Other credit products

These products are linked to the credit spread of a referenced entity, index or basket of referenced entities. This category includes synthetic CDOs; single name and index CDS and Nth to default basket swaps. Within this population, valuation inputs are unobservable for certain synthetic CDOs and CDS with illiquid reference assets.

Synthetic CDOs are valued using a model that calculates fair value based on observable and unobservable parameters including credit spreads, recovery rates, correlations and interest rates and is calibrated daily. For index and bespoke synthetic CDOs with unobservable inputs, correlation is set with reference to index tranche market.

CDS with illiquid reference assets are valued using an industry standard ‘hazard-type’ model that calculates fair value of the credit protection using interest rates, credit spreads and recovery rates of the underlying issuers. Interest rates are observable and sourced from liquid interest rate instruments. Credit spreads are unobservable and are determined with reference to recent transactions or bond spreads from observable issuances of the same issuer or other similar obligors as a proxy.

Derivative exposure to Monoline insurers

These products comprise securities, principally CLOs, on which default protection has been purchased. Credit spreads of the counterparty providing protection are unobservable.

The derivative positions are valued with reference to the price of the underlying security. As the security and derivative are hedged, the net present value of the derivative increases as the net present value of the security decreases. The derivative valuation is then adjusted to reflect the credit quality of the counterparty.

Non-asset backed debt instruments

These are government bonds; US agency bonds; corporate bonds; commercial paper; certificates of deposit; convertible bonds; notes and other non-asset backed bonds. Within this population, valuation inputs are unobservable for certain convertible bonds, corporate bonds and issued notes.

Convertible bonds are valued using prices observed through broker sources, market data services and trading activity. Prices are validated against liquid external sources. Where liquid external sources are not available, fair value is determined using a spread to the equity conversion value or the value of the bond without the additional equity conversion. The spread level is determined with reference to similar proxy assets. Positions are valued on a daily basis.

Corporate bonds are valued on a price basis or using spreads over risk free interest rate curves built from liquid instruments. Where unobservable, bond spreads are determined by reference to either issuances or alternatively CDS spreads of the same issuer are used as proxy inputs to obtain discounted cash flows and accordingly the value of the bond. In the absence of observable bond or CDS spreads of the respective issuer, similar reference assets or sector averages are applied as a proxy.

Fixed and floating rate notes issued, in certain emerging markets, are valued using models that discount expected future cash flows. These proprietary models calculate fair value based on observable interest rates and unobservable funding or credit spreads. The interest rates are derived from broker and bank notes rates. Funding spreads up to five years are sourced from negotiable commercial deposit rates in the market as a proxy. Funding spreads greater than five years are determined by applying linear extrapolation.

Equity products

This category includes listed equities; exchange traded derivatives; OTC equity derivatives; preference shares and contracts for difference. Within this population, valuation inputs for certain OTC equity derivatives are unobservable.

OTC equity derivatives valuation are determined using industry standard models. The models calculate fair value based on input parameters such as stock prices, dividends, volatilities, interest rates, equity repo curves and, for multi-asset products, correlations. In general, input parameters are deemed observable up to liquid maturities which are determined separately for each parameter and underlying instrument. Unobservable model inputs are set by referencing liquid market instruments and applying extrapolation techniques to match the risk profile of the trading portfolio. These are validated against consensus market data services for the same or similar underlying instrument. Models are calibrated daily based on liquid market instrument prices.

Private equity

Private equity investments are valued in accordance with the ‘International Private Equity and Venture Capital Valuation Guidelines’. This requires the use of a number of individual pricing benchmarks such as the prices of recent transactions in the same or similar instruments, discounted cash flow analysis, and comparison with the earnings multiples of listed comparative companies. Unobservable inputs include earnings estimates, multiples of comparative companies, marketability discounts and discount rates. Model inputs are based on market conditions at the reporting date. The valuation of unquoted equity instruments is subjective by nature. However, the relevant methodologies are commonly applied by other market participants and have been consistently applied over time. Full valuations are performed bi-annually, with the portfolio reviewed on a monthly basis for material events that might impact upon fair value.

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50 Fair value of financial instruments continued

Fund and fund-linked products

This category includes holdings in hedge funds; funds of funds; and fund derivatives. Fund derivatives are derivatives whose underlyings include mutual funds, hedge funds, indices and multi-asset portfolios. They are valued using underlying fund prices, yield curves and other available market information.

In general fund holdings are valued based on the latest available valuation received from the fund administrator. Funds are deemed unobservable where the fund is either suspended, in wind-down, has a redemption restriction that severely affects liquidity, or where the latest Net Asset Value (NAV) from the fund administrators is more than three months old. In the case of illiquid fund holdings the valuation will take account of all available information in relation to the underlying fund or collection of funds and may be adjusted relative to the performance of relevant index benchmarks. Prices are marked based on available valuation data and any adjustments are reviewed on a monthly basis.

FX products

These products are derivatives linked to the foreign exchange market. This category includes Forward contracts, FX swaps and FX options.

Exotic derivatives are valued using industry standard and proprietary models. Fair value is based on input parameters that include FX rates, interest rates, FX volatilities, interest rate volatilities, FX interest rate correlations and other model parameters. Unobservable model inputs are set by referencing liquid market instruments and applying extrapolation techniques to match the risk profile of the trading portfolio. These are validated against consensus market data services on a monthly basis.

Interest rate products

These are products with a payoff linked to interest rates for example Libor (London interbank offer rate) or inflation rates and indices. This category includes interest rate and inflation swaps; swaptions; caps; floors; inflation options; Bank of England base rate derivatives and other exotic interest rate derivatives.

Inflation structured and property index-linked products are valued using an industry standard model. The model calculates fair value based on observable and unobservable parameters such as inflation index levels, volatilities and correlations sourced from trading information, broker data and historical analysis. The assumptions and inputs applied reflect observable parameters such as yield curves, interpolation adjustments for the seasonal nature of inflation and volatility surfaces. The most significant unobservable input is correlation between inflation indices. The suitability of the models employed is reviewed on an annual basis.

Bank of England base rate derivatives are valued using standard discounted cash flows techniques. Bank of England forward base rates are used as inputs into the valuation model. These forward base rates are constructed from the base rate yield curve set from market data up to five years. For maturities greater than five years, spreads to observable proxies are applied. The base rate yield curve used is updated daily.

Commodity products

These products are exchange traded and OTC derivatives based on an underlying commodity such as metals, oil and oil related, power and natural gas. Within this population, valuation inputs of certain commodity swaps and options are unobservable.

Valuation inputs of certain commodity swaps and options are determined using models incorporating discounting of cash flows, closed form Black models and Monte-Carlo simulation. The models calculate fair value based on inputs such as forward curves, volatility surfaces and tenor correlation. Unobservable inputs are set with reference to similar observable products or by applying extrapolation techniques from the observable market. As markets close at different times, curves are constructed using a spread to the primary market benchmark to ensure that all curves are valued using the dominant market base price.

The frequency and method used to calibrate the model is based on an assessment of observable option and swap prices.

Other

This category is primarily made up of fixed rate loans, which are valued using models that discount expected future cash flows. These models calculate the fair value based on observable interest rates and unobservable funding or credit spreads. Unobservable funding or credit spreads are determined by applying linear extrapolation of observable spreads.

Fair value adjustments

The main adjustments to model or system balances to arrive at a fair value are described below:

Bid-Offer valuation adjustments

Portfolios are valued to reflect the most advantageous market price to which Barclays has immediate access. For assets and liabilities where the firm is not a market maker, mid prices are adjusted to bid and offer prices respectively. The bid-offer adjustment factors reflect the expected close out strategy and, for derivatives, that they are managed on a portfolio basis. The methodology for determining the bid-offer adjustment for a derivative portfolio will generally involve netting between long and short positions and the bucketing of risk by strike and term in accordance with hedging strategy. Bid-offer levels are derived from market sources, such as broker data, and are reviewed periodically. For those assets and liabilities where the firm is a market maker (which is the case for certain equity, bond and vanilla derivative markets), since the bid-offer spread does not represent a transaction cost, mid prices are used.

274

Notes to the accounts

For the year ended 31st December 2009

continued

50 Fair value of financial instruments continued

Model valuation adjustments

New models used for valuing the firm’s positions are reviewed under the firm’s Model Validation Policy. This assesses the assumptions used in modelling and recommends any model fair value adjustments. Such adjustments take account of any model limitations which may include additional model factors such as volatility skew or uncertainties such as prepayment rates. These adjustments calibrate the carrying value to fair value. The magnitude of the valuation adjustment is dependant on the size of portfolio, complexity of the model, whether the model is market standard and to what extent it incorporates all known risk factors. Models and model value adjustment recommendations are subject to an annual review process.

Credit and debit valuation adjustments

Credit Valuation Adjustments (CVAs) and Debit valuation adjustments (DVAs) are incorporated into derivative valuations to reflect the impact on the fair value of counterparty risk and Barclays’ own credit quality. These adjustments are modelled for OTC derivatives across all asset classes.

Probability of Default (PD) and Loss Given Default (LGD) are applied to expected exposures at a counterparty level to arrive at a CVA and DVA adjustment.

Monoline credit valuation adjustments

Expected exposure is calculated by simulating default losses on the underlying assets, calibrated to market observable parameters and forward looking market research. This exposure is then adjusted for any spread between prices derived from observable proxies and expected exposure based on the PD or regulatory intervention.

The PD used to calculate the CVA is derived from external ratings cross referenced to internal default grades and is based on internal simulations of credit-factor indices by region and industry designations, calibrated to historical time-series and forecast on the basis of current values. The LGD used to calculate the CVA is a function of available historical data, the monoline’s credit quality and risk concentration.

Other credit and debit valuation adjustments

CVAs and DVAs for non Monoline exposures are calculated using Monte-Carlo simulation to generate an expected exposure profile. The expected exposure is calculated at a counterparty level after netting and collateral are applied.

For counterparties with an observable credit market, the PD and LGD are derived from single name credit default swap prices. For all other counterparties, PDs are derived from a combination of industry curves; indices; and loan/note pricing taking into account geographic factors, internal credit ratings, loss assumptions and ratings agency data. Where the curve is unobservable and the CVA is significant to the overall value of the underlying derivative, the full value of the derivative and its associated credit valuation adjustment has been deemed unobservable.

CVAs are not incorporated into the fair value of certain counterparties where the market does not apply a credit charge. The categories of counterparties excluded are as follows:

–	Strongly collateralised counterparties – this is any counterparty with a collateral agreement with minimum weekly calls and the collateral threshold plus minimum transfer amount below a defined level;

–	Certain highly-rated sovereigns, supra-nationals and government agencies; and

–	Liquidity providers – when trading on the interbank market with certain collateralised market making counterparties no counterparty spreads are applied.

Where counterparty credit quality and exposure to that counterparty are linked, wrong way risk may arise. In these instances, wrong way risk suggests that exposure to the counterparty is likely to increase as counterparty credit quality deteriorates. Exposure to ‘wrong way risk’ is limited via internal governance processes and deal pricing.

Own credit adjustments

The carrying amount of issued notes that are designated under the IAS 39 fair value option is adjusted to reflect the effect of changes in own credit spreads. The resulting gain or loss is recognised in the income statement.

For funded instruments such as issued notes, credit spreads on Barclays issued bonds represent the most appropriate basis for this adjustment. However, from 30th September 2007 to 30th June 2009, Barclays credit default swap spreads were used to calculate the carrying amount of issued notes, since there were insufficient observable own credit spreads through secondary trading prices in issued bonds. From 1st July 2009, the carrying amount of issued notes has been calculated using credit spreads derived from secondary trading in Barclays issued bonds.

At 31st December 2009, the own credit adjustment arose from the fair valuation of £61.5bn of Barclays Capital structured notes (31st December 2008: £54.5bn). Barclays credit spreads improved during 2009, leading to a loss of £1,820m (2008: gain £1,663m) from the fair value of changes in own credit. If Barclays had calculated the carrying amount of issued notes using credit default swap spreads at 31st December 2009, the fair value of changes in own credit would have been a loss of £2,448m in the year.

Barclays Capital also uses credit default swap spreads to determine the impact of Barclays own credit quality on the fair value of derivative liabilities. At 31st December 2009, cumulative adjustments of £307m (31st December 2008: £1,176m) were netted against derivative liabilities. The impact of these adjustments in both periods was more than offset by the impact of the credit valuation adjustments to reflect counterparty creditworthiness that were netted against derivative assets.

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50 Fair value of financial instruments continued

Unrecognised gains as a result of the use of valuation models using unobservable inputs

The amount that has yet to be recognised in income that relates to the difference between the transaction price (the fair value at initial recognition) and the amount that would have arisen had valuation models using unobservable inputs been used on initial recognition, less amounts subsequently recognised, was as follows:

Year ended 31st December
	2009 £m	2008 £m
Opening balance	128	154
Additions	39	77
Amortisation and releases	(68)	(103)
Closing balance	99	128

Sensitivity analysis of valuations using unobservable inputs

At 31st December 2009	Fair value		Favourable changes		Unfavourable change
Product type	Total assets £m	Total liabilities £m	Profit and loss £m	Equity £m	Profit and loss £m	Equity £m
Commercial real estate loans	7,170	–	429	–	(437)	–
Asset backed products	5,840	(2,334)	175	4	(175)	(4)
Other credit products	2,020	(2,827)	171	–	(152)	–
Derivative exposure to Monoline insurers	2,027	–	336	–	(532)	–
Non-asset backed debt instruments	3,127	(3,202)	145	2	(141)	(2)
Equity products	1,536	(1,922)	28	15	(28)	(15)
Private equity	1,978	–	267	73	(339)	(95)
Funds and fund-linked products	1,241	–	100	–	(100)	–
FX products	761	(379)	33	–	(33)	–
Interest rate products	2,357	(1,775)	78	–	(78)	–
Commodity products	748	(581)	36	–	(36)	–
Other	1,451	–	52	–	(52)	–

Total	30,256	(13,020)	1,850	94	(2,103)	(116)

As part of risk management processes, an analysis is performed on unobservable parameters to generate a range of reasonably possible alternative valuations.

The effect of stressing the unobservable assumptions to a range of reasonably possible alternatives would be to increase the fair values by up to £1.9bn (2008: £2.4bn) or to decrease the fair values by up to £2.2bn (2008: £3bn) with substantially all the potential effect impacting profit or loss rather than equity. The metric has not been offset for the effect of hedging.

The stresses applied take account of the nature of valuation techniques used, as well as the availability and reliability of observable proxy and historic data. In all cases, an assessment is made to determine the suitability of available data. The sensitivity methodologies are based on a range, standard deviation or spread data of a reliable reference source or a scenario based on alternative market views. The level of shift or scenarios applied is considered for each product and varied according to the quality of the data and variability of underlying market. The approach adopted in determining these sensitivities has evolved during the year, in the context of changing market conditions.

Commercial real estate loans

The unobservable inputs include but are not limited to market quoted origination spreads, internal credit ratings and subordination of the loans. The sensitivity is determined by applying a +/- 6% shift for each underlying position based on the largest upward and downward price movement of observable published indices of a similar nature in the preceding 12-month period.

Asset backed products

For non-agency RMBS and non-investment grade ABS, sensitivity is calculated on the price movement on observable ABX.HE indices. For asset backed credit derivatives, sensitivity is calculated on price movements within the ABX.HE.AAA indices. Sensitivity is based on the average of the largest price movement upward and the largest price movement downward in the preceding 12-month period.

276

Notes to the accounts

For the year ended 31st December 2009

continued

50 Fair value of financial instruments continued

Other credit products

Sensitivity of synthetic CDOs is determined by using valuations based on different assumptions for recovery and tranche mapping. The sensitivity represents the impact of the application of different modelling assumptions. These model assumptions change the distribution of losses on the trades.

The sensitivity of valuations of the illiquid CDS portfolio is determined by applying a +/- 0.5% stress to the DV01 for each underlying reference asset. The stress is based upon the average bid offer spreads observed in the market for similar CDS.

Derivative exposure to Monoline insurers

The main unobservable input in the valuation of the derivative exposure to Monoline insurers is the credit quality of the Monoline insurers. The approach to determine downside sensitivity is dependent on the credit quality of the Monoline insurer. For higher quality Monoline insurers a shift in internal credit ratings has been applied. For lower quality Monoline insurers the impact has been assessed by a shift to default and recovery rates. The recovery rate was set to 10% and risk of default to 100%. To assess the upside risk to Monoline insurers, the underlying assets were flexed by 3%, based on the average monthly move for the LCDX index over the preceding 12 month period.

Non-asset backed debt instruments

The sensitivity on convertible bonds, is determined by applying a +/- 1% shift for each underlying value. The shift is based upon the bid offer spreads observed in the market for similar bonds.

The sensitivity on corporate bonds portfolio is determined by applying a +/- 1% shift for each underlying value. The shift is based upon the average bid offer spreads observed in the market for similar bonds.

The sensitivity for fixed and floating rate notes is calculated using a +/- 1% shift in credit spreads.

Equity products

The sensitivity is estimated based on the statistical spread of consensus data services either directly or through proxies. The estimate has been calculated using 1 standard deviation of the consensus returns.

Private equity

The relevant valuation models are sensitive to each of the key assumptions, such as projected future earnings, comparator multiples, marketability discounts and discount rates. Valuation sensitivity is estimated by flexing such assumptions to reasonable alternative levels and determining the impact to the outcome of the valuation, for example comparator multiples for a range of similar companies.

Fund and fund-linked products

The sensitivity measure is based on observing the largest monthly move in the main hedge fund index (HFRX) over the prior two-year period.

FX products

The sensitivity is based on the statistical spread of consensus data services. The estimate has been calculated using consensus data service statistical standard deviation and this represents 2 standard deviations of the mid correlations.

Interest rate products

For inflation products, the sensitivity is calculated by stressing the correlation parameters. The sensitivity was determined by applying a +/- 8% shift to the correlation risks and this was based on the historical observation of correlation levels over the preceeding month.

For base rate derivatives, the sensitivity is based on bid offer spreads of base rates swaps. The sensitivity was determined by applying a +/- 0.125% shift to the PV01 for each underlying position.

Commodity products

The sensitivity is determined by applying values based on historic variability over two years. The estimate has been calculated using data for shortdated forward volatility curves to generate a best and worst case likely scenario. The sensitivities are based on a 25% probability of occurrence over two years, and taking 50% of the difference between the best and worst multiplied by exposure to the relevant risk factor.

Other

The sensitivity for fixed rate loans is calculated using a +/- 1% shift in credit spreads.

Valuation control framework

The independent price verification process is a key control in ensuring the material accuracy of valuation. Price verification procedures cover all fair value positions. Data sources that are most representative of the market and readily available are used. The data sources are assessed against the following characteristics: independence; reliability; consistency between sources and evidence that it represents executable levels. This control process assists in the determination of whether market levels represent forced transactions which should not be considered in the assessment of fair value.

277

51 Reclassification of financial assets held for trading

On 25th November 2009 the Group reclassified certain financial assets, originally classified as held for trading that were deemed to be no longer held for trading purposes, and thus considered as loans and receivables. The reclassified assets comprised Collateralised Loan Obligations (CLOs) against which the Group held credit protection with monoline counterparties rated below investment grade.

As at the 25th November, the assets had a carrying value of £8,027m. The effective interest rates on these assets ranged from 0.50% to 2.99% with undiscounted interest and principal cash flows of £8,769m.

In the period prior to reclassification, £1,500m of fair value gains were recognised in the consolidated income statement. Since the 25th November, paydowns and maturities of £26m along with foreign exchange movements on the assets and accrued interest resulted in a carrying value as at 31st December 2009 of £8,099m.

The carrying value of the securities reclassified during 2008 into loans and receivables has decreased from £3,986m to £1,279m primarily as a result of paydowns and maturities of the underlying securities of £2,733m. No impairment has been identified on these securities.

The following table provides a summary of the assets reclassified from held for trading to loans and advances.

	As at 31st December 2009		As at 31st December 2008
	Carrying value £m	Fair value £m	Carrying value £m	Fair value £m
Trading assets reclassified to loans and receivables
Reclassification 25th November 2009	8,099	7,994	–	–
Reclassification 16th December 2008	1,279	1,335	3,986	3,984
Total financial assets reclassified to loans and receivables	9,378	9,329	3,986	3,984

If the reclassifications had not been made, the Group's income statement for 2009 would have included net losses on the reclassified trading assets of £49m (2008: £2m).

After reclassification, the reclassified financial assets contributed £192m (2008: £4m) to interest income.

52 Capital Management

Barclays operates a centralised capital management model, considering both regulatory and economic capital. The capital management strategy is to continue to maximise shareholder value through optimising both the level and mix of capital resources. Decisions on the allocation of capital resources are conducted as part of the strategic planning review.

The Group’s capital management objectives are to:

–	maintain sufficient capital resources to meet the minimum regulatory capital requirements set by the FSA and the US Federal Reserve Bank’s requirements that a financial holding company be well capitalised;

–	maintain sufficient capital resources to support the Group’s risk appetite and economic capital requirements;

–	support the Group’s credit rating;

–	ensure locally regulated subsidiaries can meet their minimum capital requirements; and

–	allocate capital to businesses to support the Group’s strategic objectives, including optimising returns on economic and regulatory capital.

External regulatory capital requirements

The Group is subject to minimum capital requirements imposed by the Financial Services Authority (FSA), following guidelines developed by the Basel Committee on Banking Supervision (the Basel Committee) and implemented in the UK via European Union Directives.

Under Basel II, effective from 1st January 2008, the Group has approval by the FSA to use the advanced approaches to credit and operational risk management. Pillar 1 capital requirements are generated using the Group’s risk models.

Under Pillar 2 of Basel II, the Group is subject to an overall regulatory capital requirement based on individual capital guidance (‘ICG’) received from the FSA. The ICG imposes additional capital requirements in excess of Pillar 1 minimum capital.

278

Notes to the accounts

For the year ended 31st December 2009

continued

52 Capital Management continued

Outside the UK, the Group has operations (and main regulators) located in continental Europe, in particular France, Germany, Spain, Portugal and Italy (local central banks and other regulatory authorities); Asia Pacific (various regulatory authorities including the Hong Kong Monetary Authority, the Japanese FSA and the Monetary Authority of Singapore); Africa, where the Group’s operations are headquartered in Johannesburg, South Africa (The South African Reserve Bank and the Financial Services Board (FSB)) and the United States of America (the Board of Governors of the Federal Reserve System (FRB) and the Securities and Exchange Commission).

The Group manages its capital resources to ensure that those Group entities that are subject to local capital adequacy regulation in individual countries meet their minimum capital requirements. Local management manages compliance with subsidiary entity minimum regulatory capital requirements with reporting to local Asset and Liability Committees and to Treasury Committee, as required.

Regulatory capital

The table below provides details of the regulatory capital resources managed by the Group.

	Basel ll 2009 £m	Basel II 2008 £m
Total qualifying Tier 1 capital	49,637	37,250
Total qualifying Tier 2 capital	14,703	22,333
Total deductions	(880)	(856)
Total net capital resources	63,460	58,727

53 Segmental reporting

Since 1st January 2010, for management reporting purposes, we have reorganised our activities under three business groupings: Global Retail Banking; Corporate and Investment Banking, and Barclays Wealth; and Absa. We retain our Head Office and Other Operations activity. This note has been revised to reflect this new group structure.

The following section analyses the Group’s performance by business.

1. Global Retail Banking

UK Retail Banking

UK Retail Banking builds broad and deep relationships with consumers and small and medium sized business owners throughout the UK by providing a wide range of products and financial services. UK Retail Banking provides access to current account and savings products and Woolwich branded mortgages. Within Consumer Lending and Insurance, UK Retail Banking provides unsecured loan and protection products and general insurance. Barclays Financial Planning provides investment advice and products. Barclays Business provides banking services, including money transmission, to small and medium enterprises.

Barclaycard

Barclaycard is a multi-brand payment business which provides consumer cards and lending, processes card transactions for retailers and merchants and issues credit and charge cards to corporate customers and the UK Government. It is one of the leading credit card businesses in Europe and South Africa and has an increased presence in the United States.

In the UK, Barclaycard comprises Barclaycard UK Cards, Barclays Partner Finance and FirstPlus. Global Commercial Payments and Global Payment Acceptance provide payment products and solutions to corporate clients and institutions. Outside the UK, Barclaycard provides credit cards in the United States, Germany, South Africa (through management of the Absa credit card portfolio) and in the Scandinavian region, where Barclaycard operates through Entercard, a joint venture with Swedbank.

Barclaycard works closely with other parts of the Group, including UK Retail Banking, Barclays Corporate, Western Europe Retail Banking and Barclays Africa, to leverage their distribution capabilities.

Western Europe Retail Banking

Western Europe Retail Banking encompasses Barclays Global Retail Banking and Barclaycard operations in Spain, Italy, Portugal and France. Western Europe Retail Banking serves retail, mass affluent and local business customers in Spain, Italy and Portugal and serves retail and mass affluent customers in France. Western Europe Retail Banking serves customers through a variety of distribution channels and provides a range of products including retail mortgages, current and deposit accounts, unsecured lending, credit cards, investments and insurance.

Barclays Africa

Barclays Africa encompasses Barclays Global Retail Banking, Corporate Banking, and Barclaycard operations in 10 countries organised in four geographic areas: North Africa (Egypt), East and West Africa (Ghana, Tanzania, Uganda and Kenya), Southern Africa (Botswana, Zambia and Zimbabwe), and Indian Ocean (Mauritius and Seychelles). The region is managed from Dubai.

Barclays Africa serves its 2.7m customers through a network of 545 branches and service centres providing a variety of traditional financial products including retail current and deposit accounts, unsecured lending, credit cards, mortgages, commercial lending, trade services, cash management, treasury and investments. In addition to this, it provides specialist services such as Sharia-compliant products and mobile banking.

279

53 Segmental reporting continued

2. Corporate and Investment Banking, and Barclays Wealth

Barclays Capital

Barclays Capital is a global investment bank that provides large corporate, government and institutional clients with a full spectrum of solutions to their strategic advisory, financing and risk management needs. These solutions include the following products and services: Fixed income, currency and commodities, which includes interest rate, foreign exchange, commodities, emerging markets, money markets, and credit; Equities, which includes cash and equity derivatives and prime services; Investment Banking, which includes financial advisory, equity and debt underwriting; and Principal Investments. Barclays Capital includes Absa Capital, the investment banking business of Absa. Barclays Capital works closely with all other parts of the Group to leverage synergies from client relationships and product capabilities.

Barclays Corporate

Barclays Corporate provides global banking services across 10 countries grouped into three markets: UK & Ireland, Continental Europe (Spain, Italy, Portugal and France) and New Markets (India, Pakistan, Russia and the UAE). Customers are served via a network of relationship and industry sector specialists which provides a comprehensive set of global banking products, support, expertise and services. Customers are also offered access to the products and expertise of other Group businesses in particular Barclays Capital, Barclaycard and Barclays Wealth.

Barclays Wealth

Barclays Wealth focuses on private and intermediary clients worldwide providing international and private banking, fiduciary services, investment management and brokerage.

Investment Management

The Investment Management business manages the Group’s 19.9% ongoing interest in BlackRock, Inc. and the residual cash support arrangements and associated liquidity support charges relating to Barclays Global Investors, which was sold on 1st December 2009.

3. Absa

Absa represents Barclays consolidation of Absa Group Limited, excluding Absa Capital, Absa Card and Absa Wealth which are included as part of Barclays Capital, Barclaycard and Barclays Wealth respectively. Absa Group Limited is one of South Africa’s largest financial services organisations serving personal, commercial and corporate customers predominantly in South Africa. Absa serves retail customers through a variety of distribution channels and offers a full range of banking services, including current and deposit accounts, mortgages, instalment finance and bancassurance products. It also offers customised business solutions for commercial and large corporate customers.

4. Head Office Functions and Other Operations

Head Office Functions and Other Operations comprise head office and central support functions, businesses in transition and consolidation adjustments.

Head office and central support functions includes the following areas: Executive Management, Finance, Property, Treasury, Corporate Secretariat, Corporate Development, Tax, Investor Relations, Risk, Human Resources, Corporate Affairs, Internal Audit, Legal and Compliance and Risk. Costs incurred wholly on behalf of the businesses are recharged to them.

Businesses in transition principally relate to certain lending portfolios that are centrally managed with the objective of maximising recovery from the assets. Consolidation adjustments largely reflect the elimination of inter-segment transactions.

280

Notes to the accounts

For the year ended 31st December 2009

continued

53 Segmental reporting continued

As at 31st December 2009	UK Retail Banking £m	Barclaycard £m	Western Europe Retail Banking £m	Barclays Africa £m	Barclays Capital £m	Barclays Corporate £m	Barclays Wealth £m	Investment Management £m	Absa £m	Head Office Functions and Other Operations £m	Total Continuing Operations £m
Interest income from external customers	2,623	2,573	800	523	1,002	1,891	470	(37)	1,385	688	11,918
Other income from external customers	1,638	1,455	518	216	10,097	1,219	955	76	1,170	(139)	17,205

Income from external customers, net of insurance claims	4,261	4,028	1,318	739	11,099	3,110	1,425	39	2,555	549	29,123
Inter-segment income	15	13	–	–	526	71	(103)	1	(2)	(521)	–

Total income net of insurance claims	4,276	4,041	1,318	739	11,625	3,181	1,322	40	2,553	28	29,123

Impairment charges and other credit provisions	(1,031)	(1,798)	(338)	(121)	(2,591)	(1,558)	(51)	–	(567)	(16)	(8,071)
Segment expenses – external	(2,324)	(1,522)	(1,224)	(775)	(6,559)	(1,094)	(1,016)	2	(1,520)	(683)	(16,715)
Inter-segment expenses	(214)	(5)	337	237	(33)	(372)	(113)	(19)	69	113	–
Total expenses	(2,538)	(1,527)	(887)	(538)	(6,592)	(1,466)	(1,129)	(17)	(1,451)	(570)	(16,715)

Share of post-tax results of associates and joint ventures	3	8	4	–	22	–	–	–	(4)	1	34

Profit on disposal of subsidiaries, associates and joint ventures	–	3	157	24	–	–	1	(1)	(3)	7	188
Gain on acquisitions	–	–	26	–	–	–	–	–	–	–	26

Business segment profit before tax	710	727	280	104	2,464	157	143	22	528	(550)	4,585

Additional information
Depreciation and amortisation	157	143	95	71	452	90	51	–	122	25	1,206
Impairment loss – intangible assets	4	17	1	1	–	1	–	–	2	1	27
Impairment of goodwill	–	–	–	–	–	1	–	–	–	–	1
Investments in associates and joint ventures	2	(5)	92	–	170	(5)	–	–	34	134	422

Total assets	109,327	30,274	51,027	7,893	1,019,120	88,798	14,889	5,406	45,765	6,430	1,378,929
Total liabilities	107,354	5,575	42,428	7,478	951,192	78,236	41,458	416	25,698	60,616	1,320,451

281

53 Segmental reporting continued

As at 31st December 2008	UK Retail Banking £m	Barclaycard £m	Western Europe Retail Banking £m	Barclays Africa £m	Barclays Capital £m	Barclays Corporate £m	Barclays Wealth £m	Investment Management £m	Absa £m	Head Office Functions and Other Operations £m	Total Continuing Operations £m
Interest income from external customers	3,051	1,677	614	422	2,026	1,772	494	(52)	1,223	242	11,469
Other income from external customers	1,800	1,493	547	303	2,989	1,139	904	(26)	936	(355)	9,730

Income from external customers, net of insurance claims	4,851	3,170	1,161	725	5,015	2,911	1,398	(78)	2,159	(113)	21,199
Inter-segment income	(31)	51	(2)	1	216	81	(86)	6	28	(264)	–

Total income net of insurance claims	4,820	3,221	1,159	726	5,231	2,992	1,312	(72)	2,187	(377)	21,199

Impairment charges and other credit provisions	(642)	(1,097)	(172)	(71)	(2,423)	(593)	(44)	–	(347)	(30)	(5,419)

Segment expenses – external	(2,313)	(1,523)	(1,139)	(744)	(3,789)	(960)	(809)	(256)	(1,338)	(520)	(13,391)
Inter-segment expenses	(315)	76	332	269	15	(369)	(114)	(18)	55	69	–
Total expenses	(2,628)	(1,447)	(807)	(475)	(3,774)	(1,329)	(923)	(274)	(1,283)	(451)	(13,391)

Share of post-tax results of associates and joint ventures	8	(3)	–	–	6	(2)	–	–	5	–	14

Profit on disposal of subsidiaries, associates and joint ventures	–	–	–	–	–	–	326	–	1	–	327
Gain on acquisitions	–	92	52	–	2,262	–	–	–	–	–	2,406

Business segment profit before tax	1,558	766	232	180	1,302	1,068	671	(346)	563	(858)	5,136

Additional information
Depreciation and amortisation	122	122	74	51	272	68	40	1	101	31	882
Impairment loss – intangible assets	–	–	–	–	–	–	(3)	–	–	–	(3)
Impairment of goodwill	–	37	–	–	74	–	–	1	–	–	112
Investments in associates and joint ventures	1	(13)	–	–	150	(3)	–	–	84	122	341

Total assets	105,873	30,985	52,007	8,472	1,629,117	98,529	13,232	71,340	40,279	3,146	2,052,980
Total liabilities	109,004	3,014	35,108	7,907	1,603,093	74,936	45,816	68,372	20,724	37,595	2,005,569

282

Notes to the accounts

For the year ended 31st December 2009

continued

Intentionally left blank

Exhibit 99.2

283

Barclays Bank PLC data

284	Independent registered public accounting firm’s report

285	Consolidated income statement

286	Consolidated statement of comprehensive income

287	Consolidated balance sheet

288	Consolidated statement of changes in equity

289	Consolidated cash flow statement

290	Notes to the accounts

299	Financial data

284

Barclays Bank PLC data

Independent Registered Public Accounting Firm’s Report

Report of Independent Registered Public Accounting Firm To the Board of Directors and Shareholders of Barclays Bank PLC:

In our opinion, the accompanying Consolidated income statements and the related Consolidated statements of comprehensive income, Consolidated balance sheet, Consolidated statement of changes in equity and Consolidated cash flow statements present fairly, in all material respects, the financial position of Barclays Bank PLC and its subsidiaries at 31 December 2009 and 31 December 2008, and the results of their operations and their cash flows for each of the three years in the period ended 31 December 2009 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and in conformity with International Financial Reporting Standards as adopted by the European Union. These financial- statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

London, United Kingdom

9th March 2010

285

Barclays Bank PLC data

Consolidated income statement

For the year ended 31st December

	Notes	2009 £m	2008 £m	2007 £m

Continuing operations
Interest income	a	21,236	28,010	25,296
Interest expense	a	(9,567)	(16,595)	(15,707)

Net interest income		11,669	11,415	9,589

Fee and commission income	b	9,946	7,573	6,745
Fee and commission expense	b	(1,528)	(1,082)	(970)

Net fee and commission income		8,418	6,491	5,775

Net trading income	c	6,994	1,270	3,754
Net investment income	c	283	680	1,216

Principal transactions		7,277	1,950	4,970

Net premiums from insurance contracts	5	1,172	1,090	1,011
Other income	f	1,389	444	222

Total income		29,925	21,390	21,567
Net claims and benefits incurred on insurance contracts	5	(831)	(237)	(492)

Total income net of insurance claims		29,094	21,153	21,075
Impairment charges and other credit provisions	7	(8,071)	(5,419)	(2,795)

Net income		21,023	15,734	18,280

Staff costs	8	(9,948)	(7,204)	(7,611)
Administration and general expenses	d	(5,558)	(5,301)	(3,854)
Depreciation of property, plant and equipment	23	(759)	(606)	(453)
Amortisation of intangible assets	22	(447)	(276)	(178)

Operating expenses		(16,712)	(13,387)	(12,096)

Share of post-tax results of associates and joint ventures	20	34	14	42
Profit on disposal of subsidiaries, associates and joint ventures		188	327	28
Gains on acquisitions	40	26	2,406	–

Profit before tax		4,559	5,094	6,254
Tax	e	(1,047)	(449)	(1,699)

Profit after tax from continuing operations		3,512	4,645	4,555

Discontinued operations
Profit after tax for the year from discontinued operations, including gain on disposal		6,777	604	571

Net profit for the year		10,289	5,249	5,126
Profit attributable to equity holders of the Parent from:
Continuing operations		3,228	4,259	4,218
Discontinued operations		6,765	587	531

Total		9,993	4,846	4,749

Profit attributable to non-controlling interests		296	403	377

		10,289	5,249	5,126

The note numbers refer to the notes on pages 186 to 282, whereas the note letters refer to those on pages 290 to 298.

286

Barclays Bank PLC data

Consolidated statement of comprehensive income

continued

For the year ended 31st December

	2009 £m	2008 £m	2007 £m

Net profit for the year	10,289	5,249	5,126

Other comprehensive income:
Continuing operations
Currency translation differences	(853)	2,233	34
Available for sale financial assets	1,320	(1,577)	(94)
Cash flow hedges	165	376	359
Other	(1)	(56)	22
Tax relating to components of other comprehensive income	(26)	851	40

Other comprehensive income for the year, net of tax from continuing operations	605	1,827	361
Other comprehensive income for the year, net of tax from discontinued operations	(58)	114	26

Total comprehensive income for the year	10,836	7,190	5,513

Attributable to:
Equity holders of the Parent	10,286	6,654	5,135
Non-controlling interests	550	536	378

	10,836	7,190	5,513

287

Barclays Bank PLC data

Consolidated balance sheet

As at 31st December

	Notes	2009 £m	2008 £m

Assets
Cash and balances at central banks		81,483	30,019
Items in the course of collection from other banks		1,593	1,695
Trading portfolio assets	g	151,395	185,646
Financial assets designated at fair value:
– held on own account	13	41,311	54,542
– held in respect of linked liabilities to customers under investment contracts	13	1,257	66,657
Derivative financial instruments	14	416,815	984,802
Loans and advances to banks	15	41,135	47,707
Loans and advances to customers	15	420,224	461,815
Available for sale financial investments	h	56,651	65,016
Reverse repurchase agreements and cash collateral on securities borrowed	17	143,431	130,354
Other assets	18	6,358	6,302
Current tax assets		349	389
Investments in associates and joint ventures	20	422	341
Goodwill	21	6,232	7,625
Intangible assets	22	2,563	2,777
Property, plant and equipment	23	5,626	4,674
Deferred tax assets	19	2,303	2,668

Total assets		1,379,148	2,053,029

Liabilities
Deposits from banks		76,446	114,910
Items in the course of collection due to other banks		1,466	1,635
Customer accounts		322,455	335,533
Trading portfolio liabilities	12	51,252	59,474
Financial liabilities designated at fair value	24	86,202	76,892
Liabilities to customers under investment contracts	13	1,679	69,183
Derivative financial instruments	14	403,416	968,072
Debt securities in issue		135,902	153,426
Repurchase agreements and cash collateral on securities lent	17	198,781	182,285
Other liabilities	25	12,101	12,640
Current tax liabilities		964	1,215
Insurance contract liabilities, including unit-linked liabilities	26	2,140	2,152
Subordinated liabilities	27	25,816	29,842
Deferred tax liabilities	19	470	304
Provisions	28	590	535
Retirement benefit liabilities	30	769	1,357

Total liabilities		1,320,449	2,009,455

Shareholders’ equity
Called up share capital	i	2,402	2,398
Share premium account	i	12,092	12,060
Other reserves	j	1,783	1,723
Other shareholders’ equity	k	2,559	2,564
Retained earnings	j	37,089	22,457

Shareholders’ equity excluding non-controlling interests		55,925	41,202
Non-controlling interests	l	2,774	2,372

Total shareholders’ equity		58,699	43,574

Total liabilities and shareholders’ equity		1,379,148	2,053,029

The note numbers refer to the notes on pages 186 to 282, whereas the note letters refer to those on pages 290 to 298.

These financial statements have been approved for issue by the Board of Directors on 9th March 2009.

288

Barclays Bank PLC data

Consolidated statement of changes in equity

.	Share capital and share premium [a] £m	Other reserves [b] and shareholders ’ equity £m	Retained earnings [c] £m	Total £m	Non- controlling interests £m	Total equity £m
Balance at 1st January 2009	14,458	4,287	22,457	41,202	2,372	43,574
Net profit for the year	–	–	9,993	9,993	296	10,289
Other comprehensive income:
Currency translation differences	–	(1,138)	–	(1,138)	285	(853)
Available for sale financial assets	–	1,334	–	1,334	(14)	1,320
Cash flow hedges	–	194	–	194	(29)	165
Tax relating to components of other comprehensive income	–	(209)	171	(38)	12	(26)
Other	–	–	(1)	(1)	–	(1)
Other comprehensive income net of tax from discontinued operations	–	(75)	17	(58)	–	(58)

Total comprehensive income	–	106	10,180	10,286	550	10,836

Issue of new ordinary shares	25	–	–	25	–	25
Issue of new preference shares	–	–	–	–	–	–
Equity settled share schemes	–	–	298	298	–	298
Vesting of Barclays PLC shares under share-based payment schemes	–	–	(80)	(80)	–	(80)
Capital injection from Barclays PLC	–	–	4,850	4,850	–	4,850
Dividends paid	–	–	(103)	(103)	(132)	(235)
Dividends on preference shares and other shareholders equity	–	–	(599)	(599)	–	(599)
Net increase/decrease in non-controlling interest arising on acquisitions, disposals and capital issuances	–	–	–	–	(82)	(82)
Other	11	(51)	86	46	66	112

Balance at 31st December 2009	14,494	4,342	37,089	55,925	2,774	58,699
Balance at 1st January 2008	13,133	2,517	14,222	29,872	1,949	31,821
Net profit for the year	–	–	4,846	4,846	403	5,249
Other comprehensive income:
Currency translation differences	–	2,174	–	2,174	59	2,233
Available for sale financial assets	–	(1,575)	–	(1,575)	(2)	(1,577)
Cash flow hedges	–	271	–	271	105	376
Tax relating to components of other comprehensive income	–	926	(46)	880	(29)	851
Other	–	–	(56)	(56)	–	(56)
Other comprehensive income net of tax from discontinued operations	–	124	(10)	114	–	114

Total comprehensive income	–	1,920	4,734	6,654	536	7,190
Issue of new ordinary shares	16	–	–	16	–	16
Issue of new preference shares	1,309	–	–	1,309	–	1,309
Equity settled share schemes	–	–	463	463	–	463
Vesting of Barclays PLC shares under share-based payment schemes	–	–	(437)	(437)	–	(437)
Capital injection from Barclays PLC	–	–	5,137	5,137	–	5,137
Dividends paid	–	–	(1,160)	(1,160)	(134)	(1,294)
Dividends on preference shares and other shareholders equity	–	–	(502)	(502)	–	(502)
Net increase/decrease in non-controlling interest arising on acquisitions, disposals and capital issuances	–	–	–	–	4	4
Other	–	(150)	–	(150)	17	(133)

Balance at 31st December 2008	14,458	4,287	22,457	41,202	2,372	43,574

Notes

a	Details of share capital and share premium are shown in Note i.
b	Details of other reserves are shown in Note j.
c	Details of retained earnings are shown in Note j.

289

Barclays Bank PLC data

Consolidated cash flow statement

For the year ended 31st December
	2009 £m	2008 £m	2007 £m
Continuing operations
Reconciliation of profit before tax to net cash flows from operating activities:
Profit before tax	4,559	5,094	6,254
Adjustment for non-cash items:
Allowance for impairment	8,071	5,419	2,795
Depreciation and amortisation and impairment of property, plant, equipment and intangibles	1,196	885	651
Other provisions, including pensions	428	804	753
Net profit from associates and joint ventures	(34)	(14)	(42)
Net profit on disposal of investments and property, plant and equipment	(610)	(371)	(862)
Net profit from disposal of associates and joint ventures	3	–	(26)
Net profit from disposal of subsidiaries	(191)	(327)	(2)
Net gains on acquisitions	(26)	(2,406)	–
Other non-cash movements	4,255	994	(1,519)

Changes in operating assets and liabilities:
Net decrease/(increase) in loans and advances to banks and customers	25,482	(58,432)	(77,987)
Net (decrease)/increase in deposits and debt securities in issue	(49,014)	76,886	91,451
Net decrease/(increase) in derivative financial instruments	3,321	(17,529)	(2,144)
Net decrease/(increase) in trading assets	34,292	26,945	(18,245)
Net decrease in trading liabilities	(8,222)	(5,928)	(6,472)
Net increase/(decrease) in financial investments	20,459	5,229	(4,379)
Net (increase)/decrease in other assets	(465)	(3,013)	1,113
Net decrease in other liabilities	(907)	(492)	(1,056)
Tax paid	(1,176)	(1,398)	(1,254)
Net cash from operating activities	41,421	32,346	(10,971)
Purchase of available for sale financial investments	(78,420)	(57,756)	(26,947)
Proceeds from sale or redemption of available for sale financial investments	88,931	51,429	38,423
Net addition of intangible assets	(226)	(666)	(227)
Purchase of property, plant and equipment	(1,150)	(1,643)	(1,182)
Proceeds from sale of property, plant and equipment	372	799	617
Acquisition of subsidiaries, net of cash acquired	(28)	(961)	(270)
Disposal of subsidiaries, net of cash disposed	339	238	383
Disposal of discontinued operation, net of cash acquired	2,469	–	–
Increase in investment in subsidiaries	–	(157)	(668)
Decrease in investment in subsidiaries	–	19	57
Acquisition of associates and joint ventures	(81)	(96)	(220)
Disposal of associates and joint ventures	69	137	145
Other cash flows associated with investing activities	(15)	(5)	153

Net cash from investing activities	12,260	(8,662)	10,264

Dividends paid	(590)	(1,446)	(3,010)
Proceeds from borrowings and issuance of debt securities	3,549	9,645	4,646
Repayments of borrowings and redemption of debt securities	(4,383)	(1,207)	(683)
Net issue of shares and other equity instruments	14	1,339	1,355
Capital injection from Barclays PLC	800	5,137	1,434

Net issues of shares to non-controlling interests	–	11	199

Net cash from financing activities	(610)	13,479	3,941

Effect of exchange rates on cash and cash equivalents	(2,864)	(6,018)	(641)

Net cash from discontinued operations	(376)	286	83

Net increase in cash and cash equivalents	49,831	31,431	2,676

Cash and cash equivalents at beginning of year	64,509	33,078	30,402

Cash and cash equivalents at end of year	114,340	64,509	33,078

Cash and cash equivalents comprise:
Cash and balances at central banks	81,483	30,019	5,801
Loans and advances to banks	41,135	47,707	40,120
Less: non-cash amounts and amounts with original maturity greater than three months	(10,674)	(15,428)	(19,376)
	30,461	32,279	20,744
Available for sale treasury and other eligible bills	56,483	64,976	43,256
Less: non-cash and amounts with original maturity greater than three months	(54,239)	(62,876)	(41,872)
	2,244	2,100	1,384
Trading portfolio assets	151,344	185,637	193,726
Less: non-cash and amounts with maturity greater than three months	(151,192)	(185,526)	(188,591)
	152	111	5,135
Other	–	–	14

	114,340	64,509	33,078

290

Barclays Bank PLC data

Notes to the accounts

a Net interest income

	2009 £m	2008 £m	2007 £m
Cash and balances with central banks	131	174	145
Available for sale investments	1,937	2,355	2,580
Loans and advances to banks	513	1,267	1,416
Loans and advances to customers	18,456	23,754	19,559
Other	199	460	1,596
Interest income	21,236	28,010	25,296
Deposits from banks	(634)	(2,189)	(2,720)
Customer accounts	(2,720)	(6,714)	(4,110)
Debt securities in issue	(4,134)	(5,947)	(6,651)
Subordinated liabilities	(1,718)	(1,349)	(878)
Other	(361)	(396)	(1,348)
Interest expense	(9,567)	(16,595)	(15,707)
Net interest income	11,669	11,415	9,589

Interest income includes £185m (2008: £135m, 2007: £113m) accrued on impaired loans.

Other interest income principally includes interest income relating to reverse repurchase agreements. Similarly, other interest expense principally includes interest expense relating to repurchase agreements and hedging activity.

Included in net interest income is hedge ineffectiveness as detailed in Note 14.

b Net fee and commission income

	2009 £m	2008 £m	2007 £m
Fee and commission income
Brokerage fees	88	56	78
Investment management fees	133	120	122
Banking and credit related fees and commissions	9,578	7,208	6,367
Foreign exchange commissions	147	189	178
Fee and commission income	9,946	7,573	6,745
Fee and commission expense	(1,528)	(1,082)	(970)
Net fee and commission income	8,418	6,491	5,775

c Principal transactions

	2009 £m	2008 £m	2007 £m
Net trading income	6,994	1,270	3,754
Net gain from disposal of available for sale assets	576	212	560
Dividend income	6	196	26
Net (loss)/gain from financial instruments designated at fair value	(208)	33	293
Other investment (losses)/income	(91)	239	337
Net investment income	283	680	1,216
Principal transactions	7,277	1,950	4,970

291

d Administration and general expenses

	2009 £m	2008 £m	2007 £m
Administrative expenses	4,886	4,787	3,691
Impairment charges/(releases):
– property and equipment (Note 23)	34	33	2
– intangible assets (Note 22)	27	(3)	14
– goodwill (Note 21)	1	112	–
Operating lease rentals	639	520	414
Gain on property disposals	(29)	(148)	(267)
Administration and general expenses	5,558	5,301	3,854

Auditors’ remuneration

	2009
	Audit £m	Audit related £m	Taxation services £m	Other services £m	Total £m
Audit of the Group’s annual accounts	12	–	–	–	12
Other services:
Fees payable for the audit of the Bank’s associates pursuant to legislation	23	–	–	–	23
Other services supplied pursuant to such legislation	–	2	–	–	2
Other services relating to taxation	–	–	7	–	7
Services relating to corporate finance transactions entered into or proposed to be entered into by or on behalf of the Bank or any of its associates	–	–	–	3	3
Other	–	4	–	1	5
Total auditors’ remuneration	35	6	7	4	52

	2008
	Audit £m	Audit related £m	Taxation services £m	Other services £m	Total £m
Audit of the Group’s annual accounts	12	–	–	–	12
Other services:
Fees payable for the audit of the Bank’s associates pursuant to legislation	19	–	–	–	19
Other services supplied pursuant to such legislation	–	2	–	–	2
Other services relating to taxation	–	–	9	–	9
Services relating to corporate finance transactions entered into or proposed to be entered into by or on behalf of the Bank or any of its associates	–	–	–	2	2
Other	–	4	–	1	5
Total auditors’ remuneration	31	6	9	3	49

	2007
	Audit £m	Audit related £m	Taxation services £m	Other services £m	Total £m
Audit of the Group’s annual accounts	7	–	–	–	7
Other services:
Fees payable for the audit of the Bank’s associates pursuant to legislation	11	–	–	–	11
Other services supplied pursuant to such legislation	6	2	–	–	8
Other services relating to taxation	–	–	3	–	3
Services relating to corporate finance transactions entered into or proposed to be entered into by or on behalf of the Bank or any of its associates	–	–	–	5	5
Other	–	1	–	1	2
Total auditors’ remuneration	24	3	3	6	36

The figures shown in the above tables relate to fees paid to PricewaterhouseCoopers LLP and its associates for continuing operations of business. Fees paid to other auditors not associated with PricewaterhouseCoopers LLP in respect of the audit of the Bank’s subsidiaries were £3m (2008: £3m, 2007: £2m).

292

Barclays Bank PLC data

Notes to the accounts

continued

d Administration and general expenses continued

Fees payable for the audit of the Bank’s associates pursuant to legislation comprise the fees for the statutory audit of the subsidiaries and associated pension schemes both inside and outside Great Britain and fees for the work performed by the associates of PricewaterhouseCoopers LLP in respect of the consolidated financial statements of the Bank. The fees relating to the audit of the associated pension schemes were £0.5m (2008: £0.2m, 2007: £0.3m).

Other services supplied pursuant to such legislation comprise services in relation to statutory and regulatory filings. These includes audit services for the review of the interim financial information under the Listing Rules of the UK listing authority and fees paid for reporting under Section 404 of the US Sarbanes-Oxley Act (Section 404). In 2008 and 2009 fees paid for reporting under Section 404 are not separately identifiable from the fees of the audit of the Bank’s annual accounts and the Bank’s associates. Fees for the audit of Barclays Bank PLC Group accounts are not separately identifiable from Barclays PLC, therefore there is no difference in the amounts reported in both Annual Reports.

Other services related to taxation include compliance services such as tax return preparation and advisory services such as consultation on tax matters, tax advice relating to transactions and other tax planning and advice.

Services relating to corporate finance transactions comprise due diligence related to transactions and other work in connection with such transactions.

Excluded from the total auditors’ remuneration above are fees paid to PricewaterhouseCoopers LLP and associates relating to BGI (discontinued operations) of £4m (2008: £3m, 2007: £8m).

e Tax

The charge for tax is based upon the UK corporation tax rate of 28% (2008: 28.5%, 2007: 30%) and comprises:

	2009 £m	2008 £m	2007 £m
Current tax charge/(credit)
Current year	1,235	1,197	2,013
Adjustment for prior years	(131)	98	10
	1,104	1,295	2,023
Deferred tax (credit)/charge
Current year	45	(577)	(297)
Adjustment for prior years	(102)	(269)	(27)
	(57)	(846)	(324)
Total charge	1,047	449	1,699

The effective tax rate for the years 2009, 2008 and 2007 is lower than the standard rate of corporation tax in the UK of 28% (2008: 28.5%, 2007: 30%). The differences are set out below:

	2009 £m	2008 £m	2007 £m
Profit before tax	4,560	5,094	6,254
Tax charge at standard UK corporation tax rate of 28% (2008: 28.5%, 2007: 30%)	1,277	1,452	1,876
Adjustment for prior years	(233)	(171)	(17)
Differing overseas tax rates	(27)	175	(82)
Non-taxable gains and income (including amounts offset by unrecognised tax losses)	(119)	(851)	(145)
Share-based payments	(38)	201	71
Deferred tax assets not recognised/(previously not recognised)	27	(504)	(159)
Change in tax rates	(12)	(1)	24
Other non-allowable expenses	172	148	131
Overall tax charge	1,047	449	1,699
Effective tax rate	23%	9%	27%

The effective tax rate for 2009, based on profit before tax on continuing operations was 23.0% (2008: 8.8%). The effective tax rate differs from the UK tax rate of 28% (2008: 28.5%) because of non-taxable gains and income, different tax rates applied to taxable profits and losses outside the UK, disallowed expenditure and adjustments in respect of prior years. The low effective tax rate of 8.8% on continuing operations in 2008 mainly resulted from the Lehman Brothers North American business acquisition.

293

f Other income

	2009 £m	2008 £m	2007 £m
Increase/(decrease) in fair value of assets held in respect of linked liabilities to customers under investment contracts	102	(1,219)	23
(Increase)/decrease in liabilities to customers under investment contracts	(102)	1,219	(23)
Property rentals	64	73	53
Gain on debt buy backs and extinguishments	1,255	24	–
Other income	70	347	169
Other income	1,389	444	222

g Trading portfolio assets

	2009 £m	2008 £m
Trading portfolio assets
Treasury and other eligible bills	9,926	4,544
Debt securities	116,594	148,686
Equity securities	19,653	30,544
Traded loans	2,962	1,070
Commodities	2,260	802
Trading portfolio assets	151,395	185,646

h Available for sale financial investments

	2009 £m	2008 £m
Debt securities	43,888	58,831
Treasury bills and other eligible bills	5,919	4,003
Equity securities	6,844	2,182
Available for sale financial investments	56,651	65,016

Movement in available for sale financial investments
	2009 £m	2008 £m
At beginning of year	65,016	43,256
Exchange and other adjustments	(4,439)	14,275
Acquisitions and transfers	83,915	59,703
Disposals (through sale and redemption)	(88,999)	(50,629)
Gains/(losses) from changes in fair value recognised in equity	1,889	(1,190)
Impairment charge	(670)	(382)
Amortisation charge	(6)	(17)
Business disposals/discontinued operations	(55)	–
At end of year	56,651	65,016

294

Barclays Bank PLC data

Notes to the accounts

continued

i Called up share capital

Ordinary Shares

The authorised ordinary share capital of Barclays Bank PLC, as at 31st December 2009, was 3,000 million ordinary shares of £1 each (2008: 3,000 million). During the year 4 million ordinary shares were issued for cash consideration of £25m.

Preference Shares

The authorised preference share capital of Barclays Bank PLC, as at 31st December 2009, was 1,000 Preference Shares of £1 each (2008: 1,000); 400,000 Preference Shares of ¤100 each (2008: 400,000); 400,000 Preference Shares of £100 each (2008: 400,000); 400,000 Preference Shares of US$100 each (2008: 400,000); 300 million Preference Shares of US$0.25 each (2008: 300 million).

The issued preference share capital of Barclays Bank PLC, as at 31st December 2009, comprised 1,000 Sterling Preference Shares of £1 each (2008: 1,000); 240,000 Euro Preference Shares of ¤100 each (2008: 240,000); 75,000 Sterling Preference Shares of £100 each (2008: 75,000); 100,000 US Dollar Preference Shares of US$100 each (2008: 100,000); 237 million US Dollar Preference Shares of US$0.25 each (2008: 237 million).

	2009 £m	2008 £m
Called up share capital, allotted and fully paid
At beginning of year	2,338	2,336
Issued for cash	4	2
At end of year	2,342	2,338
Called up preference share capital, allotted and fully paid
At beginning of year	60	46
Issued for cash	–	14
At end of year	60	60
Called up share capital	2,402	2,398

Share premium
	2009 £m	2008 £m
At beginning of year	12,060	10,751
Ordinary shares issued for cash	21	15
Preference shares issued for cash	–	1,294
Preference shares – other movement	11	–
At end of year	12,092	12,060

Sterling £1 Preference Shares

1,000 Sterling cumulative callable preference shares of £1 each (the £1 Preference Shares) were issued on 31st December 2004 at nil premium.

The £1 Preference Shares entitle the holders thereof to receive Sterling cumulative cash dividends out of distributable profits of Barclays Bank PLC, semi-annually at a rate reset semi-annually equal to the Sterling interbank offered rate for six-month sterling deposits.

Barclays Bank PLC shall be obliged to pay such dividends if: (1) it has profits available for the purpose of distribution under the Companies Act 2006 as at each dividend payment date; and (2) it is solvent on the relevant dividend payment date, provided that a capital regulations condition is satisfied on such dividend payment date. The dividends shall not be due and payable on the relevant dividend payment date except to the extent that Barclays Bank PLC could make such payment and still be solvent immediately thereafter. Barclays Bank PLC shall be considered solvent on any date if: (1) it is able to pay its debts to senior creditors as they fall due; and (2) its auditors have reported within the previous six months that its assets exceed its liabilities. If Barclays Bank PLC shall not pay, or shall pay only in part, a dividend for a period of seven days or more after the due date for payment, the holders of the £1 Preference Shares may institute proceedings for the winding-up of Barclays Bank PLC. No remedy against Barclays Bank PLC shall be available to the holder of any £1 Preference Shares for the recovery of amounts owing in respect of £1 Preference Shares other than the institution of proceedings for the winding-up of Barclays Bank PLC and/or proving in such winding-up. On a winding-up or other return of capital (other than a redemption or purchase by Barclays Bank PLC of any of its issued shares, or a reduction of share capital, permitted by the Articles of Barclays Bank PLC and under applicable law), the assets of Barclays Bank PLC available to shareholders shall be applied in priority to any payment to the holders of ordinary shares and any other class of shares in the capital of Barclays Bank PLC then in issue ranking junior to the £1 Preference Shares on such a return of capital and pari passu on such a return of capital with the holders of any other class of shares in the capital of Barclays Bank PLC then in issue (other than any class of shares in the capital of Barclays Bank PLC then in issue ranking in priority to the £1 Preference Shares on a winding-up or other such return of capital), in payment to the holders of the £1 Preference Shares of a sum equal to the aggregate of: (1) an amount equal to the dividends accrued thereon for the then current dividend period (and any accumulated arrears thereof) to the date of the commencement of the winding-up or other such return of capital; and (2) an amount equal to £1 per £1 Preference Share. After payment of the full amount of the liquidating distributions to which they are entitled, the holders of the £1 Preference Shares wil have no right or claim to any of the remaining assets of Barclays Bank PLC and will not be entitled to any further participation in such return of capital. The £1 Preference Shares are redeemable at the option of Barclays Bank PLC, in whole but not in part only, subject to the Companies Act 2006 and its Articles. Holders of the £1 Preference Shares are not entitled to receive notice of, or to attend, or vote at, any general meeting of Barclays Bank PLC.

295

i Called up share capital continued

Euro Preference Shares

100,000 Euro 4.875% non-cumulative callable preference shares of €100 each (the 4.875% Preference Shares) were issued on 8th December 2004 for a consideration of €993.6m (£688.4m), of which the nominal value was €10m and the balance was share premium. The 4.875% Preference Shares entitle the holders thereof to receive Euro non-cumulative cash dividends out of distributable profits of Barclays Bank PLC, annually at a fixed rate of 4.875% per annum on the amount of €10,000 per preference share until 15th December 2014, and thereafter quarterly at a rate reset quarterly equal to 1.05% per annum above the Euro interbank offered rate for three-month Euro deposits.

The 4.875% Preference Shares are redeemable at the option of Barclays Bank PLC, in whole but not in part only, on 15th December 2014, and on each dividend payment date thereafter at €10,000 per share plus any dividends accrued for the then current dividend period to the date fixed for redemption.

140,000 Euro 4.75% non-cumulative callable preference shares of €100 each (the 4.75% Preference Shares) were issued on 15th March 2005 for a consideration of €1,383.3m (£966.7m), of which the nominal value was €14m and the balance was share premium. The 4.75% Preference Shares entitle the holders thereof to receive Euro non-cumulative cash dividends out of distributable profits of Barclays Bank PLC, annually at a fixed rate of 4.75% per annum on the amount of ¤10,000 per preference share until 15th March 2020, and thereafter quarterly at a rate reset quarterly equal to 0.71% per annum above the Euro interbank offered rate for three-month Euro deposits.

The 4.75% Preference Shares are redeemable at the option of Barclays Bank PLC, in whole but not in part only, on 15th March 2020, and on each dividend payment date thereafter at € 10,000 per share plus any dividends accrued for the then current dividend period to the date fixed for redemption.

Sterling Preference Shares

75,000 Sterling 6.0% non-cumulative callable preference shares of £100 each (the 6.0% Preference Shares) were issued on 22nd June 2005 for a consideration of £743.7m, of which the nominal value was £7.5m and the balance was share premium. The 6.0% Preference Shares entitle the holders thereof to receive Sterling non-cumulative cash dividends out of distributable profits of Barclays Bank PLC, annually at a fixed rate of 6.0% per annum on the amount of £10,000 per preference share until 15th December 2017, and thereafter quarterly at a rate reset quarterly equal to 1.42% per annum above the London interbank offered rate for three-month Sterling deposits.

The 6.0% Preference Shares are redeemable at the option of Barclays Bank PLC, in whole but not in part only, on 15th December 2017, and on each dividend payment date thereafter at £10,000 per share plus any dividends accrued for the then current dividend period to the date fixed for redemption.

US Dollar Preference Shares

100,000 US Dollar 6.278% non-cumulative callable preference shares of US$100 each (the 6.278% Preference Shares), represented by 100,000 American Depositary Shares, Series 1, were issued on 8th June 2005 for a consideration of US$995.4m (£548.1m), of which the nominal value was US$10m and the balance was share premium. The 6.278% Preference Shares entitle the holders thereof to receive US Dollar non-cumulative cash dividends out of distributable profits of Barclays Bank PLC, semi-annually at a fixed rate of 6.278% per annum on the amount of US$10,000 per preference share until 15th December 2034, and thereafter quarterly at a rate reset quarterly equal to 1.55% per annum above the London interbank offered rate for three-month US Dollar deposits.

The 6.278% Preference Shares are redeemable at the option of Barclays Bank PLC, in whole but not in part only, on 15th December 2034, and on each dividend payment date thereafter at US$10,000 per share plus any dividends accrued for the then current dividend period to the date fixed for redemption.

30 million US Dollar 6.625% non-cumulative callable preference shares of US$0.25 each (the 6.625% Preference Shares), represented by 30 million American Depositary Shares, Series 2, were issued on 25th and 28th April 2006 for a consideration of US$727m (£406m), of which the nominal value was US$7.5m and the balance was share premium. The 6.625% Preference Shares entitle the holders thereof to receive US Dollar non-cumulative cash dividends out of distributable profits of Barclays Bank PLC, quarterly at a fixed rate of 6.625% per annum on the amount of US$25 per preference share.

The 6.625% Preference Shares are redeemable at the option of Barclays Bank PLC, in whole but not in part only, on 15th September 2011, and on each dividend payment date thereafter at US$25 per share plus any dividends accrued for the then current dividend period to the date fixed for redemption.

55 million US Dollar 7.1% non-cumulative callable preference shares of US$0.25 each (the 7.1% Preference Shares), represented by 55 million American Depositary Shares, Series 3, were issued on 13th September 2007 for a consideration of US$1,335m (£657m), of which the nominal value was US$13.75m and the balance was share premium. The 7.1% Preference Shares entitle the holders thereof to receive US Dollar non-cumulative cash dividends out of distributable profits of Barclays Bank PLC, quarterly at a fixed rate of 7.1% per annum on the amount of US$25 per preference share.

The 7.1% Preference Shares are redeemable at the option of Barclays Bank PLC, in whole or in part, on 15th December 2012, and on each dividend payment date thereafter at US$25 per share plus any dividends accrued for the then current dividend period to the date fixed for redemption.

46 million US Dollar 7.75% non-cumulative callable preference shares of US$0.25 each (the 7.75% Preference Shares), represented by 46 million American Depositary Shares, Series 4, were issued on 7th December 2007 for a consideration of US$1,116m (£550m), of which the nominal value was US$11.5m and the balance was share premium. The 7.75% Preference Shares entitle the holders thereof to receive US Dollar non-cumulative cash dividends out of distributable profits of Barclays Bank PLC, quarterly at a fixed rate of 7.75% per annum on the amount of US$25 per preference share.

296

Barclays Bank PLC data

Notes to the accounts

continued

i Called up share capital continued

The 7.75% Preference Shares are redeemable at the option of Barclays Bank PLC, in whole or in part, on 15th December 2013, and on each dividend payment date thereafter at US$25 per share plus any dividends accrued for the then current dividend period to the date fixed for redemption.

106 million US Dollar 8.125% non-cumulative callable preference shares of US$0.25 each (the 8.125% Preference Shares), represented by 106 million American Depositary Shares, Series 5, were issued on 11th April 2008 and 25th April 2008 for a total consideration of US$2,650m (£1,345m), of which the nominal value was US$26.5m and the balance was share premium. The 8.125% Preference Shares entitle the holders thereof to receive US Dollar non-cumulative cash dividends out of distributable profits of Barclays Bank PLC, quarterly at a fixed rate of 8.125% per annum on the amount of US$25 per preference share.

The 8.125% Preference Shares are redeemable at the option of Barclays Bank PLC, in whole or in part, on 15th June 2013, and on each dividend payment date thereafter at US$25 per share plus any dividends accrued for the then current dividend period to the date fixed for redemption.

No redemption or purchase of any 4.875% Preference Shares, the 4.75% Preference Shares, the 6.0% Preference Shares, the 6.278% Preference Shares, the 6.625% Preference Shares, the 7.1% Preference Shares, the 7.75% Preference Shares and the 8.125% Preference Shares (together, the Preference Shares) may be made by Barclays Bank PLC without the prior notification to the UK FSA and any such redemption will be subject to the Companies Act 2006 and the Articles of Barclays Bank PLC.

On a winding-up of Barclays Bank PLC or other return of capital (other than a redemption or purchase of shares of Barclays Bank PLC, or a reduction of share capital), a holder of Preference Shares will rank in the application of assets of Barclays Bank PLC available to shareholders: (1) junior to the holder of any shares of Barclays Bank PLC in issue ranking in priority to the Preference Shares; (2) equally in all respects with holders of other preference shares and any other shares of Barclays Bank PLC in issue ranking pari passu with the Preference Shares; and (3) in priority to the holders of ordinary shares and any other shares of Barclays Bank PLC in issue ranking junior to the Preference Shares.

The holders of the £400m 6% Callable Perpetual Core Tier One Notes and the US$1,000m 6.86% Callable Perpetual Core Tier One Notes of Barclays Bank PLC (together, the TONs) and the holders of the US$1,250m 8.55% Step-up Callable Perpetual Reserve Capital Instruments, the US$750m 7.375% Step-up Callable Perpetual Reserve Capital Instruments, the ¤850m 7.50% Step-up Callable Perpetual Reserve Capital Instruments, the £500m 5.3304% Step-up Callable Perpetual Reserve Capital Instruments, the US$1,350m 5.926% Step-up Callable Perpetual Reserve Capital Instruments, the £500m 6.3688% Step-up Callable Perpetual Reserve Capital Instruments, the US$1,250m 7.434% Step-up Callable Perpetual Reserve Capital Instruments and the £3,000m 14% Step-up Callable Perpetual Reserve Capital Instruments of Barclays Bank PLC (together, the RCIs) would, for the purposes only of calculating the amounts payable in respect of such securities on a winding-up of Barclays Bank PLC, subject to limited exceptions and to the extent that the TONs and the RCIs are then in issue, rank pari passu with the holders of the most senior class or classes of preference shares then in issue in the capital of Barclays Bank PLC. Accordingly, the holders of the preference shares would rank equally with the holders of such TONs and RCIs on such a winding-up of Barclays Bank PLC (unless one or more classes of shares of Barclays Bank PLC ranking in priority to the preference shares are in issue at the time of such winding-up, in which event the holders of such TONs and RCIs would rank equally with the holders of such shares and in priority to the holders of the preference shares).

Subject to such ranking, in such event, holders of the preference shares will be entitled to receive out of assets of Barclays Bank PLC available for distributions to shareholders, liquidating distributions in the amount of ¤10,000 per 4.875% Preference Share, ¤10,000 per 4.75% Preference Share, £10,000 per 6.0% Preference Share, US$10,000 per 6.278% Preference Share, US$25 per 6.625% Preference Share, US$25 per 7.1% Preference Share, US$25 per 7.75% Preference Share and US$0.25 per 8.125% Preference Share, plus, in each case, an amount equal to the accrued dividend for the then current dividend period to the date of the commencement of the winding-up or other such return of capital. If a dividend is not paid in full on any preference shares on any dividend payment date, then a dividend restriction shall apply.

This dividend restriction will mean that neither Barclays Bank PLC nor Barclays PLC may (a) declare or pay a dividend (other than payment by Barclays PLC of a final dividend declared by its shareholders prior to the relevant dividend payment date, or a dividend paid by Barclays Bank PLC to Barclays PLC or to a wholly owned subsidiary) on any of their respective ordinary shares, other preference shares or other share capital or (b) redeem, purchase, reduce or otherwise acquire any of their respective share capital, other than shares of Barclays Bank PLC held by Barclays PLC or a wholly owned subsidiary, until the earlier of: (1) the date on which Barclays Bank PLC next declares and pays in full a preference dividend; and (2) the date on or by which all the preference shares are redeemed in full or purchased by Barclays Bank PLC.

Holders of the preference shares are not entitled to receive notice of, or to attend, or vote at, any general meeting of Barclays Bank PLC. Barclays Bank PLC is not permitted to create a class of shares ranking as regards participation in the profits or assets of Barclays Bank PLC in priority to the preference shares, save with the sanction of a special resolution of a separate general meeting of the holders of the preference shares (requiring a majority of not less than three-fourths of the holders of the preference shares voting at the separate general meeting) or with the consent in writing of the holders of three-fourths of the preference shares.

Except as described above, the holders of the preference shares have no right to participate in the surplus assets of Barclays Bank PLC.

297

j Reserves

Other reserves
	Available for sale reserve £m	Cash flow hedging reserve £m	Translation reserve £m	Total £m
At 1st January 2009	(1,249)	132	2,840	1,723
Net gains from changes in fair value	1,506	287	–	1,793
Net gains transferred to net profit	(642)	(92)	–	(734)
Currency translation differences	–	–	(1,223)	(1,223)
Net losses transferred to net profit due to impairment	670	–	–	670
Changes in insurance liabilities	(67)	–	–	(67)
Net gains transferred to net profit due to fair value hedging	(123)	–	–	(123)
Tax	(179)	(75)	(2)	(256)
At 31st December 2009	(84)	252	1,615	1,783

Retained earnings

Retained earnings £m
At 1st January 2009	22,457
Profit attributable to equity holders	9,993
Equity-settled share schemes	298
Tax on equity-settled shares schemes	156
Other taxes	32
Vesting of Barclays PLC shares under share-based payment schemes	(80)
Dividends paid	(103)
Dividends on preference shares and other shareholders’ equity	(599)
Capital injection from Barclays PLC	4,850
Other movements	85
At 31st December 2009	37,089
At 1st January 2008	14,222
Profit attributable to equity holders	4,846
Equity-settled share schemes	463
Tax on equity-settled shares schemes	(4)
Other taxes	(52)
Vesting of Barclays PLC shares under share-based payment schemes	(437)
Dividends paid	(1,160)
Dividends on preference shares and other shareholders’ equity	(502)
Capital injection from Barclays PLC	5,137
Other movements	(56)
At 31st December 2008	22,457
Transfers from the cash flow hedging reserve to the income statement were: interest income £22m loss (2008: £4m loss), interest expense £272m gain (2008: £74m loss), net trading income £165m loss (2008: £119m gain) and administration and general expenses of £7m gain (2008: £60m loss).

k Other shareholders’ equity

	2009 £m	2008 £m
At 1st January	2,564	2,687
Appropriations	–	23
Tax credits	47	44
Other movements	(52)	(190)
At 31st December	2,559	2,564

Included in other shareholders’ equity are:

Issuances of reserve capital instruments which bear a fixed rate of interest ranging between 7.375%-8.55% until 2010 or 2011. After these dates, in the event that the reserve capital instruments are not redeemed, they will bear interest at rates fixed periodically in advance, based on London or European interbank rates. These instruments are repayable, at the option of the Bank, in whole on any coupon payment date falling in or after June or December 2010 or 2011. The Bank may elect to defer any payment of interest on the reserve capital instruments for any period of time. Whilst such deferral is continuing, neither the Bank nor Barclays PLC may declare or pay a dividend, subject to certain exceptions, on any of its ordinary shares or preference shares.

Issuance of capital notes which bear interest at rates fixed periodically in advance, based on London interbank rates. These notes are repayable in each case, at the option of the Bank, in whole on any interest payment date. The Bank is not obliged to make a payment of interest on its capital notes if, in the preceding six months, a dividend has not been declared or paid on any class of shares of Barclays PLC.

298

Barclays Bank PLC data

Notes to the accounts

continued

l Non-controlling interests

	2009 £m	2008 £m
At beginning of year	2,372	1,949
Share of profit after tax	296	403
Dividend and other payments	(132)	(134)
Equity issued by subsidiaries	–	4
Available for sale reserve: net (loss)/gain from changes in fair value	(12)	(1)
Cash flow hedges: net (loss)/gain from changes in fair value	(19)	76
Currency translation differences	285	59
Additions	9	–
Disposals	(91)	(11)
Other	66	27
At end of year	2,774	2,372

m Dividends

	2009 £m	2008 £m
On ordinary shares
Final dividend	–	1,030
Interim dividends	103	130
Dividends	103	1,160

These dividends are paid to enable Barclays PLC to fund its dividends to its shareholders.

Dividends paid on preference shares amounted to £477m (2008: £390m). Dividends paid on other equity instruments as detailed in Note k amounted to £122m (2008: £112m).

n Financial risks

The only significant financial instruments that are held by Barclays Bank PLC and not Barclays PLC are investments in Barclays PLC ordinary shares, dealt with as trading portfolio equity assets, debt securities and available for sale financial investments as appropriate.

There consequently are no significant differences in exposures to market risk, credit risk, liquidity risk and the fair value of financial instruments between Barclays PLC and Barclays Bank PLC, and no differences in the manner in which these financial risks are managed. Therefore the disclosures regarding financial risks appearing in Notes 46 to 49 are in all material respects the same for Barclays Bank PLC and Barclays PLC.

o Capital

The Barclays Bank PLC Group’s policies and objectives for managing capital are the same as those for the Barclays PLC Group, disclosed in Note 52.

The table below provides details of the Barclays Bank PLC Group at 31st December 2009 and 2008.

	2009 Basel II £m	2008 Basel II £m
Total qualifying Tier 1 capital	49,722	37,101
Total qualifying Tier 2 capital	14,620	22,356
Total deductions	(880)	(964)
Total net capital resources	63,462	58,493

p Segmental reporting

Segmental reporting by Barclays Bank PLC is the same as that presented in Note 53 to the Barclays PLC financial statements, except for:

–	the difference in profit before tax of £26m (2008: £42m) between Barclays PLC and Barclays Bank PLC is included in Head office functions and other operations; and

–	the difference in total assets of £219m (2008: £49m) is represented by holdings of Barclays PLC shares held by the businesses.

299

Barclays Bank PLC data

Financial data

			IFRS

Selected financial statistics	2009%	2008%	2007%	2006%	2005%

Attributable profit from continuing operations as a percentage of:
– average total assets	0.2	0.3	0.4	0.4	0.4
– average shareholders’ equity	6.5	12.1	14.5	18.8	15.9
Average shareholders’ equity as a percentage of average total assets	2.9	2.0	2.2	2.2	2.2

Selected income statement data	£m	£m	£m	£m	£m

Continuing operations
Interest income	21,236	28,010	25,296	21,795	17,217
Interest expense	(9,567)	(16,595)	(15,707)	(12,662)	(9,157)
Non-interest income	18,256	9,975	11,948	11,433	8,631
Operating expenses	(16,712)	(13,387)	(12,096)	11,723	(9,748)
Impairment charges	(8,071)	(5,419)	(2,795)	(2,154)	(1,571)
Share of post-tax results of associates and joint ventures	34	14	42	46	45
Profit on disposal of subsidiaries, associates and joint ventures	188	327	28	323	–
Gains on acquisitions	26	2,406	–	–	–
Profit before tax from continuing operations	4,559	5,094	6,254	6,483	4,772
Profit for the year from discontinued operations, including gain on disposal	6,777	604	571	384	351
Profit attributable to equity holders of the Parent from:
Continuing operations	3,228	4,259	4,218	4,578	3,385
Discontinued operations	6,765	587	531	336	310

Selected balance sheet data	£m	£m	£m	£m	£m

Total shareholders’ equity	58,699	43,574	31,821	27,106	24,243
Subordinated liabilities	25,816	29,842	18,150	13,786	12,463
Deposits from banks, customer accounts and debt securities in issue	534,803	603,869	506,623	447,453	417,139
Loans and advances to banks and customers	461,359	509,522	385,518	313,226	300,001
Total assets	1,379,148	2,053,029	1,227,583	996,503	924,170

300

Barclays Bank PLC data

Financial data

Ratio of earnings to fixed charges – Barclays Bank PLC

	2009	2008	2007	2006	2005
	(in £m except for ratios)

Ratio of earnings to fixed charges
Fixed charges
Interest expense	20,962	38,197	37,903	30,385	20,965
Rental expense	256	235	158	135	124

Total fixed charges	21,218	38,432	38,061	30,520	21,089

Earnings
Income before taxes and non-controlling interests	4,559	5,094	6,254	6,483	4,772
Less: Unremitted pre-tax income of associated companies and joint ventures	(43)	(19)	(45)	(41)	(28)
	4,516	5,075	6,209	6,442	4,744
Fixed charges	21,218	38,432	38,061	30,520	21,089

Total earnings including fixed charges	25,734	43,507	44,270	36,962	25,833

Ratio of earnings to fixed charges	1.21	1.13	1.16	1.21	1.22

Ratio of earnings to fixed charges and preference shares – Barclays Bank PLC

	2009	2008	2007	2006	2005
	(in £m except for ratios)
Combined fixed charges, preference share dividends and similar appropriations
Interest expense	20,962	38,197	37,903	30,385	20,965
Rental expense	256	235	158	135	124

Fixed charges	21,218	38,432	38,061	30,520	21,089
Preference share dividends and similar appropriations	646	583	345	395	304

Total fixed charges	21,864	39,015	38,406	30,915	21,393

Earnings
Income before taxes and non-controlling interests	4,559	5,094	6,254	6,483	4,772
Less: Unremitted pre-tax income of associated companies and joint ventures	(43)	(19)	(45)	(41)	(28)
	4,516	5,075	6,209	6,442	4,744
Fixed charges	21,864	39,015	38,406	30,915	21,393

Total earnings including fixed charges	26,380	44,090	44,615	37,357	26,137

Ratio of earnings to combined fixed charges, preference share dividends and similar appropriations	1.21	1.13	1.16	1.21	1.22

Exhibit 99.3

Ratios of Earnings under IFRS to Fixed Charges

	Half-year ended
	30.06.10	30.06.09
	(In £m except for ratios)
Fixed Charges
Interest expense	8,578	13,885
Rental expense	129	134

Total fixed charges	8,707	14,019

Earnings
Income before taxes and minority interests	3,947	2,726

Less:
Unremitted pre-tax income of associated companies and joint ventures	(30)	69

	3,917	2,795
Fixed charges	8,707	14,019

Total earnings including fixed charges	12,624	16,814

Ratio of Earnings to Fixed Charges	1.45	1.20

Ratio of Earnings under IFRS to Combined Fixed Charges, Preference Share Dividends and similar appropriations

	Half-year ended
	30.06.10	30.06.09
	(In £m except for ratios)
Combined Fixed Charges, Preference Share Dividends and similar appropriations
Interest expense	8,578	13,885
Rental expense	129	134

Total fixed charges	8,707	14,019
Preference share dividends and similar appropriations	301	333

Total fixed charges, preference share dividends and similar appropriations	9,008	14,352

Earnings
Income before taxes and minority interests	3,947	2,726

Less:
Unremitted pre-tax income of associated companies and joint ventures	(30)	69

	3,917	2,795

Fixed charges	9,008	14,352

Total earnings including fixed charges	12,925	17,147

Ratio of Earnings to Combined Fixed charges and Preference Share Dividends	1.43	1.19